financial

report

June 30, 2012

Itaú Unibanco Holding S.A.

Management Discussion &
Analysis and Complete Financial
Statements

Contents

Management Discussion & Analysis	3

Executive Summary	5

Analysis of Net Income	15

Managerial Financial Margin	16

Banking Service Fees and Income from Banking Charges	19

Result from Loan Losses	20

Non-interest Expenses	22

Tax Expenses for ISS, PIS, Cofins and Others	24

Income Tax and Social Contribution on Net Income	24

Balance Sheet	26

Balance Sheet by Currency	31

Risk Management	32

Capital Ratios	33

Ownership Structure	35

Analysis of Segments	39

Commercial Bank	44

Consumer Credit	45

Itaú BBA	46

Insurance, Pension Plans and Capitalization	47

Activities Abroad	55

Report of Independent Auditors	61

Complete Financial Statements	63

It should be noted that the financial statements relating to prior periods have been reclassified for comparison purposes (further details are presented in Note 22-I of the Financial Statements).

The tables in this report show the figures in millions. Variations and summations, however, are calculated in units. Therefore, there may be differences due to rounding.

Future expectations arising from the reading of this analysis should take into consideration the risks and uncertainties that involve any activities and that are outside the control of the companies of the conglomerate (political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures on products, prices and changes in tax legislation, among others).

management
discussion &
analysis

Itaú Unibanco Holding S.A.

2nd quarter of 2012

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	4

Executive Summary

Information and financial indicators of Itaú Unibanco Holding S.A. (Itaú Unibanco) are presented below.

Highlights	R$ million (except where indicated)

	2nd Q/12	1st Q/12	2nd Q/11	1st H/12	1st H/11
Statement of Income
Recurring Net Income	3,585	3,544	3,317	7,129	6,955
Net Income	3,304	3,426	3,603	6,730	7,133
Operating Revenues (1)	20,268	19,914	18,147	40,183	35,821
Managerial Financial Margin (2)	13,469	13,307	11,921	26,776	23,635
Shares (R$)
Recurring Net Income per share (3)	0.79	0.78	0.73	1.58	1.53
Net Income per share (3)	0.73	0.76	0.79	1.49	1.57
Number of Outstanding Shares – in thousands	4,517,639	4,520,103	4,534,669	4,517,639	4,534,669
Average price of non-voting share on the last trading day of the period	28.05	35.00	36.36	28.05	36.36
Book Value per share	16.74	16.04	14.57	16.74	14.57
Dividends/JCP net of taxes (4)	788	657	687	1,445	1,370
Dividends/JCP net of taxes (4) per share	0.17	0.15	0.15	0.32	0.30
Market Capitalization (5)	126,720	158,204	164,881	126,720	164,881
Market Capitalization (5) (US$ Million)	62,692	86,825	107,646	62,692	107,646
Performance Ratios (%)
Recurring Return on Average Equity – Annualized (6)	19.4%	20.0%	20.4%	19.7%	21.9%
Return on Average Equity – Annualized (6)	17.9%	19.3%	22.2%	18.6%	22.4%
Recurring Return on Average Assets – Annualized (7)	1.6%	1.6%	1.7%	1.6%	1.8%
Return on Average Assets – Annualized (7)	1.5%	1.6%	1.8%	1.5%	1.8%
Solvency Ratio (BIS Ratio) - Economic Financial-Consolidated	16.9%	16.1%	16.1%	16.9%	16.1%
Annualized Credit Margin	13.4%	13.5%	12.8%	13.4%	12.8%
Annualized Net Interest Margin with Clients (8)	10.9%	11.2%	11.6%	11.0%	11.5%
Annualized Net Interest Margin with Credit after Provision for Credit Risk (8)	7.5%	7.4%	7.6%	7.4%	7.9%
Nonperforming Loans Index (NPL over 90 days)	5.2%	5.1%	4.5%	5.2%	4.5%
Coverage Ratio (Provision for Loan and Lease Losses/NPL over 90 days)	147%	148%	166%	147%	166%
Efficiency Ratio (ER) (9)	45.0%	44.5%	47.8%	44.8%	47.6%
Risk Adjusted Efficiency Ratio (RAER) (9)	73.0%	72.6%	71.8%	72.8%	70.3%

Balance Sheet	Jun 30, 12	Mar 31, 12	Jun 30, 11
Total Assets	888,809	896,842	793,679
Total Loan Portfolio, including Sureties, Endorsements and Guarantees	413,399	400,519	360,107
Loan Operations (A)	356,789	347,369	316,964
Sureties, Endorsements and Guarantees	56,611	53,150	43,144
Deposits + Debentures + Securities + Borrowings and Onlending (B) (10)	464,565	457,699	413,601
Loan Operations/Funding (A/B)	76.8%	75.9%	76.6%
Stockholders' Equity	75,636	72,484	66,083
Relevant Data
Assets Under Administration	422,623	423,205	379,392
Employees (Individuals)	99,017	102,694	107,546
Employees in Brazil (Individuals)	92,517	96,294	101,531
Employees Abroad (Individuals)	6,500	6,400	6,015
Number of Points of Service	32,795	32,974	34,478
Branches (Units)	4,105	4,081	3,992
CSB – Client Service Branches (Units)	901	899	943
ATM – Automated Teller Machines (Units) (11)	27,789	27,994	29,543

Macroeconomic | Indicators

	2nd Q/12	1st Q/12	2nd Q/11	1st H/12	1st H/11
EMBI Brazil Risk	213	176	147	213	147
CDI – In the Period (%)	2.1%	2.5%	2.8%	4.6%	5.5%
Dollar Exchange Rate – Quotation in R$	2.0213	1.8221	1.5611	2.0213	1.5611
Dollar Exchange Rate – Variation in the Period (%)	10.9%	-2.9%	-4.2%	29.5%	-13.3%
Euro Exchange Rate – Quotation in R$	2.5606	2.4300	2.2667	2.5606	2.2667
Euro Exchange Rate – Variation in the Period (%)	5.4%	-0.2%	-2.0%	13.0%	2.8%
IGP-M – In the Period (%)	2.6%	0.6%	0.7%	3.2%	3.1%

(1) Operating Revenues are the sum of Managerial Financial Margin, Banking Service Fees and Income from Banking Charges, Other Operating Income and Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses, Equity in Earnings of Affiliates and Non-Operating Income; (2) Described on page 16; (3) Calculated based on the weighted average number of outstanding shares; (4) JCP – Interest on Own Capital. Recognized and declared amounts paid; (5) Total number of outstanding shares (common and non-voting shares) multiplied by the average price of the non-voting share on the last trading day in the period; (6) Annualized Return was calculated by dividing Net Income by the Average Stockholders’ Equity. The quotient was multiplied by the number of periods of the year to derive the annualized rate. The basis of calculations of the returns were adjusted by the amount of dividends which has not yet been approved in stockholder’s meetings or by the Board of Director’s, proposed after the balance sheet closing date; (7) Annualized Return was computed by dividing Net Income by Average Assets. The quotient of this division was multiplied by the number of periods of the year to derive the annualized rate. (8) It does not include Margin with Market. See details on page 17; (9) For more details on the calculation methodology of both Efficiency and Risk Adjusted Efficiency ratios, please see page 23; (10) As described on page 30; (11) It includes ESBs (electronic service branches) and service points in third-parties’ establishments.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	5

Executive Summary

Net Income and Recurring Net Income

Our recurring net income totaled R$3,585 million in the second quarter of 2012. This amount was adjusted by the impact of non-recurring events, which are presented in the table below, resulting in net income of R$3,304 million in the period.

Non-Recurring Events Net of Tax Effects	R$ million
	2nd Q/12	1st Q/12	2nd Q/11	1st H/12	1st H/11
Recurring Net Income	3,585	3,544	3,317	7,129	6,955
Non-recurring events	(281)	(118)	286	(399)	178
Program for Settlement or Installment Payment of Federal Taxes- Law No.11,941/09 (a)	-	-	509	-	509
Sale of Total Interest in Banco Português de Investimento (b)	(205)	-	-	(205)	-
Market Value Adjustment – BPI (c)	(45)	(55)	(156)	(101)	(156)
Provision for Contingencies – Economic Plans (d)	(31)	(63)	(67)	(93)	(175)
Net Income	3,304	3,426	3,603	6,730	7,133

Note: Impacts of the non-recurring events, described above, are net of tax effects – further details are presented in Note 22-K of the Financial Statements.

Non-Recurring Events in the First Half of 2012 and 2011

(a) Program for the Settlement or Installment Payment of Federal Taxes - Law No. 11,941/09

Additional effects of the adherence of Itaú Unibanco Holding and its subsidiaries to the Program for the Settlement or Installment Payment of Federal Taxes in 2009. This program includes the debts managed by the Federal Revenue Service of Brazil and by the General Attorney’s Office of the National Treasury.

(b) Total Interest Sale in Banco Português de Investimento

On April 20, 2012, Itaú Unibanco sold its interest of 18.87% in Banco Português de Investimento to the La Caixa group and received approximately €93 million. This transaction negatively impacted our net income in R$205 million, net of taxes, and positively impacted our stockholder’s equity in R$106 million.

(c) Adjustment to Market Value – BPI Investment

Effect of the adjustment of the investment held in Banco Português de Investimento based on the share price in the second quarter (before the sale of our interest).

(d) Provision for Contingencies – Economic Plans

Provision for losses arising from economic plans that were in effect in Brazil in the 1980's.

Managerial Statement of Income

The following tables are based on the Managerial Statement of Income, which arises from reclassifications made in the audited accounting statement of income. The tax effects of hedges of investments abroad, which were originally included in tax expenses (PIS and COFINS) and income tax and social contribution on net income, were reclassified to the financial margin. Additionally, non-recurring events were also adjusted.

Our strategy for the exchange risk management of capital invested abroad is intended to avoid impacts from foreign exchange variations on net income. For this purpose, the foreign exchange risk is neutralized and the investments are remunerated in Brazilian reais through the use of derivative financial instruments. Our strategy to hedge investments abroad also considers the impact of all related tax effects. It should be noted that, in the second quarter of 2012, the real depreciated 10.9% in relation to the U.S. dollar and 5.4% in relation to the Euro, compared with an appreciation of 2.9% and 0.2%, respectively, in the previous quarter.

Changes in the Composition of Operating Revenues

In the first quarter of 2012, we improved the criteria for accounting for discounts granted in the renegotiation of credits that had already been written off as losses. These discounts, which previously reduced Operating Revenues (affecting the Managerial Financial Margin), are now classified in the Income from the recovery of credits written off as losses account. In the first half of 2011, the discounts granted in renegotiations totaled R$287 million and, if they had been reclassified to recovery of credits, they would have improved the efficiency ratio by 40 basis points.

Other highlights / subsequent events

(a) Purchase of 49% of Banco CSF S.A. (“Banco Carrefour”)

Itaú Unibanco indirectly purchased shares that represent 49% of the capital of Banco CSF S.A. (“Banco Carrefour”). The transaction of R$816 million, which was approved by the Brazilian Central Bank, resulted in goodwill of R$583 million to be amortized over 10 years. This interest was recognized using the equity method.

(b) Creation of a New Entity with Banco BMG S.A.— Payroll Loans

On July 10, we announced the creation of a New Entity with BMG for the establishment of Banco Itaú BMG Consignado S.A., aiming at the distribution and sale of payroll loans. We will hold a 70% interest in the initial capital of R$1 billion and BMG will hold the remaining 30%. The New Entity will be entitled to finance 70% of the credits arising from BMG’s distribution channels and we agreed to provide up to R$300 million a month to BMG, subject to limits and conditions, for a period of five years, for BMG’s own payroll credit operations. With this association, we expect to become the leading private bank in this segment, taking into consideration, in addition to our operations, New Entity’s portfolio which, according to our expectations, will amount to R$12 billion within two years.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	6

Executive Summary

The reconciliations between the Accounting and Managerial Statements of Income of the last two quarters are presented below.

Reconciliation between the Accounting and Managerial Statements | 2nd Quarter of 2012

	R$ million
	Itaú Unibanco
		Non-recurring	Tax Effect of
	Accounting	Effects	Hedge	Managerial
Operating Revenues	18,303	379	1,586	20,268
Managerial Financial Margin	11,883	-	1,586	13,469
Financial Margin with Clients	12,340	-	-	12,340
Financial Margin with Market	(457)	-	1,586	1,129
Banking Service Fees and Income from Banking Charges	5,078	-	-	5,078
Results from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,466	-	-	1,466
Other Operating Income	84	-	-	84
Equity in Earnings of Affiliates and Other Investments	82	69	-	151
Non-operating Income	(291)	310	-	19
Loan and Retained Claim Losses Net of Recovery	(5,374)	-	-	(5,374)
Expenses for Allowance for Loan and Lease Losses	(5,988)	-	-	(5,988)
Income from Recovery of Loans Written Off as Losses	1,126	-	-	1,126
Retained Claims	(511)	-	-	(511)
Other Operating Income/(Expenses)	(9,582)	46	(170)	(9,705)
Non-interest Expenses	(8,457)	46	-	(8,411)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(879)	-	(170)	(1,050)
Selling Expenses from Insurance	(245)	-	-	(245)
Income before Tax and Profit Sharing	3,347	426	1,416	5,189
Income Tax and Social Contribution	215	(145)	(1,416)	(1,345)
Profit Sharing	(52)	-	-	(52)
Minority Interests	(207)	-	-	(207)
Net Income	3,304	281	-	3,585

Reconciliation between the Accounting and Managerial Statements | 1st Quarter of 2012

	R$ million
	Itaú Unibanco
		Non-recurring	Tax Effect of
	Accounting	Effects	Hedge	Managerial
Operating Revenues	20,325	83	(495)	19,914
Managerial Financial Margin	13,801	-	(495)	13,307
Financial Margin with Clients	12,352	-	-	12,352
Financial Margin with Market	1,449	-	(495)	954
Banking Service Fees and Income from Banking Charges	5,003	-	-	5,003
Results from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,461	-	-	1,461
Other Operating Income	57	-	-	57
Equity in Earnings of Affiliates and Other Investments	(2)	83	-	81
Non-operating Income	4	-	-	4
Loan and Retained Claim Losses Net of Recovery	(5,304)	-	-	(5,304)
Expenses for Allowance for Loan and Lease Losses	(6,031)	-	-	(6,031)
Income from Recovery of Loans Written Off as Losses	1,192	-	-	1,192
Retained Claims	(465)	-	-	(465)
Other Operating Income/(Expenses)	(9,592)	95	56	(9,440)
Non-interest Expenses	(8,248)	95	-	(8,153)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,097)	-	56	(1,041)
Selling Expenses from Insurance	(246)	-	-	(246)
Income before Tax and Profit Sharing	5,430	179	(439)	5,170
Income Tax and Social Contribution	(1,786)	(61)	439	(1,408)
Profit Sharing	(28)	-	-	(28)
Minority Interests	(191)	-	-	(191)
Net Income	3,426	118	-	3,544

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	7

Executive Summary

We present below a perspective of the income statement highlighting the Operating Revenues, which is composed of the sum of revenues from banking, insurance, pension plans and capitalization operations.

Statement of Income | Operating Revenues Perspective

	R$ million
						Variation
						2nd Q/12 -		2nd Q/12 -		1st H/12 -
	2nd Q/12	1st Q/12	2nd Q/11	1st H/12	1st H/11	1st Q/12		2nd Q/11		1st H/11
Operating Revenues	20,268	19,914	18,147	40,183	35,821	354	1.8%	2,121	11.7%	4,361	12.2%
Managerial Financial Margin	13,469	13,307	11,921	26,776	23,635	163	1.2%	1,548	13.0%	3,141	13.3%
Financial Margin with Clients	12,340	12,352	11,231	24,692	22,010	(12)	-0.1%	1,108	9.9%	2,682	12.2%
Financial Margin with Market	1,129	954	690	2,084	1,625	175	18.4%	439	63.7%	459	28.3%
Banking Service Fees and Income from Banking Charges	5,078	5,003	4,672	10,082	9,140	75	1.5%	406	8.7%	942	10.3%
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,466	1,461	1,279	2,927	2,503	5	0.3%	187	14.6%	424	16.9%
Other Operating Income	84	57	95	141	223	27	46.6%	(11)	-11.3%	(81)	-36.5%
Equity in Earnings of Affiliates and Other Investments	151	81	96	233	193	70	85.8%	56	58.3%	40	20.5%
Non-operating Income	19	4	84	24	127	15	-	(65)	-	(104)	-
Loan and Retained Claim Losses Net of Recovery	(5,374)	(5,304)	(4,118)	(10,678)	(7,693)	(70)	1.3%	(1,256)	30.5%	(2,985)	38.8%
Expenses for Allowance for Loan and Lease Losses	(5,988)	(6,031)	(5,107)	(12,020)	(9,487)	43	-0.7%	(881)	17.3%	(2,533)	26.7%
Income from Recovery of Loans Written Off as Losses	1,126	1,192	1,393	2,318	2,600	(66)	-5.6%	(266)	-19.1%	(281)	-10.8%
Retained Claims	(511)	(465)	(403)	(976)	(805)	(47)	10.1%	(108)	26.8%	(171)	21.2%
Operating Margin	14,895	14,610	14,029	29,505	28,129	284	1.9%	865	6.2%	1,376	4.9%
Other Operating Income/(Expenses)	(9,705)	(9,440)	(9,192)	(19,146)	(18,058)	(265)	2.8%	(513)	5.6%	(1,088)	6.0%
Non-interest Expenses	(8,411)	(8,153)	(7,971)	(16,564)	(15,657)	(258)	3.2%	(440)	5.5%	(908)	5.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,050)	(1,041)	(983)	(2,091)	(1,918)	(9)	0.8%	(67)	6.8%	(173)	9.0%
Selling Expenses From Insurance	(245)	(246)	(238)	(491)	(484)	2	-0.6%	(6)	2.6%	(7)	1.5%
Income before Tax and Profit Sharing	5,189	5,170	4,837	10,359	10,071	19	0.4%	352	7.3%	288	2.9%
Income Tax and Social Contribution	(1,345)	(1,408)	(1,256)	(2,753)	(2,648)	63	-4.4%	(90)	7.1%	(105)	4.0%
Profit Sharing	(52)	(28)	(71)	(80)	(107)	(24)	87.4%	19	-27.3%	27	-25.2%
Minority Interests in Subsidiaries	(207)	(191)	(193)	(397)	(361)	(16)	8.5%	(13)	6.9%	(36)	10.0%
Recurring Net Income	3,585	3,544	3,317	7,129	6,955	41	1.2%	268	8.1%	174	2.5%

We present below a perspective of the income statement highlighting the Managerial Financial Margin.

Statement of Income | Managerial Financial Margin Perspective

	R$ million
						Variation
						2nd Q/12 -		2nd Q/12 -		1st H/12 -
	2nd Q/12	1st Q/12	2nd Q/11	1st H/12	1st H/11	1st Q/12		2nd Q/11		1st H/11
Managerial Financial Margin	13,469	13,307	11,921	26,776	23,635	163	1.2%	1,548	13.0%	3,141	13.3%
Financial Margin with Clients	12,340	12,352	11,231	24,692	22,010	(12)	-0.1%	1,108	9.9%	2,682	12.2%
Financial Margin with Market	1,129	954	690	2,084	1,625	175	18.4%	439	63.7%	459	28.3%
Results from Loan and Lease Losses	(4,862)	(4,839)	(3,715)	(9,701)	(6,888)	(23)	0.5%	(1,148)	30.9%	(2,814)	40.9%
Expenses for Allowance for Loan and Lease Losses	(5,988)	(6,031)	(5,107)	(12,020)	(9,487)	43	-0.7%	(881)	17.3%	(2,533)	26.7%
Income from Recovery of Loans Written Off as Losses	1,126	1,192	1,393	2,318	2,600	(66)	-5.6%	(266)	-19.1%	(281)	-10.8%
Net Result from Financial Operations	8,607	8,468	8,207	17,074	16,748	139	1.6%	400	4.9%	327	2.0%
Other Operating Income/(Expenses)	(3,437)	(3,302)	(3,454)	(6,739)	(6,804)	(135)	4.1%	17	-0.5%	65	-1.0%
Banking Service Fees and Income from Banking Charges	5,078	5,003	4,672	10,082	9,140	75	1.5%	406	8.7%	942	10.3%
Result from Insurance, Pension Plans and Capitalization Operations	710	750	637	1,460	1,214	(40)	-5.4%	73	11.4%	246	20.2%
Non-interest Expenses	(8,411)	(8,153)	(7,971)	(16,564)	(15,657)	(258)	3.2%	(440)	5.5%	(908)	5.8%
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(1,050)	(1,041)	(983)	(2,091)	(1,918)	(9)	0.8%	(67)	6.8%	(173)	9.0%
Equity in Earnings of Affiliates and Other Investments	151	81	96	233	193	70	85.8%	56	58.3%	40	20.5%
Other Operating Income	84	57	95	141	223	27	46.6%	(11)	-11.3%	(81)	-36.5%
Operating Income	5,170	5,166	4,753	10,335	9,943	4	0.1%	417	8.8%	392	3.9%
Non-operating Income	19	4	84	24	127	15	-	(65)	-	(104)	-
Income before Tax and Profit Sharing	5,189	5,170	4,837	10,359	10,071	19	0.4%	352	7.3%	288	2.9%
Income Tax and Social Contribution	(1,345)	(1,408)	(1,256)	(2,753)	(2,648)	63	-4.4%	(90)	7.1%	(105)	4.0%
Profit Sharing	(52)	(28)	(71)	(80)	(107)	(24)	87.4%	19	-27.3%	27	-25.2%
Minority Interests in Subsidiaries	(207)	(191)	(193)	(397)	(361)	(16)	8.5%	(13)	6.9%	(36)	10.0%
Recurring Net Income	3,585	3,544	3,317	7,129	6,955	41	1.2%	268	8.1%	174	2.5%

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	8

Executive Summary

Net Income

The recurring net income for the second quarter of 2012 amounted to R$3, 585 million, representing an increase of 1.2% in relation to the previous quarter. Our operating revenues grew 1.8% in the period, affected by the growth in the financial margin with the market, whereas our non-interest expenses showed a seasonal increase of 3.2% compared to the first quarter of 2012. The expenses for provisions for loan losses remained stable, with a slight drop of 0.7% in relation to the previous quarter.

In the first half of 2012, recurring net income totaled R$7,129 million, an increase of 2.5% in relation to the same period of 2011, despite the increase of 26.7% in the expenses for provisions for loan losses.

Annualized Return on Average Equity

The annualized recurring return on average equity reached 19.4% in the second quarter of 2012. On June 30, 2012, stockholders’ equity totaled R$75.6 billion, a 14.5% increase from the same period of the previous year.

Net Income per Share and Recurring Net Income per Share

In the second quarter of 2012, recurring net income per share totaled R$0.79 in the quarter, R$0.01 higher than in the previous quarter. Net income per share totaled R$0.73, dropping 3.6% from the previous quarter, affected by the effects of the sale of our investment in Banco Português de Investimento.

Operating Revenues

In the second quarter of 2012, operating revenues, which represent revenues from banking operations and insurance, pension plan and capitalization operations, totaled R$20,268 million, growing 1.8% from the previous quarter and 11.7% from the same period of the previous year. The main components of operating revenues and other items of results are presented below.

Managerial Financial Margin

The managerial financial margin for the second quarter of 2012 totaled R$13,469 million, an increase of R$163 million in relation to the first quarter of 2012. The managerial financial margin with clients totaled R$12,340 million, stable in relation to the previous period, despite of having been affected by the reduction in the annualized Brazilian benchmark rate (SELIC), which reached 8.5% at the end of the quarter and caused a R$210 million impact on financial margin in this quarter. The financial margin with the market amounted to R$1,129 million, an increase of R$175 million from the previous quarter.

In relation to the first half of 2011, our managerial financial margin increased 13.3% as a result of the increase of 12.2% in the financial margin with clients and of 28.3% in the financial margin with the market. The reduction in the annualized Brazilian benchmark rate (SELIC), impacted R$541 million on the margin of this half when compared to the first half of 2011.

Banking Services Fees and Income from Banking Charges

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	9

Executive Summary

In the second quarter of 2012, banking service fees, including income from banking charges, increased 1.5% from the first quarter of 2012, totaling R$5,078 million. This growth was, mainly due to increased revenues from current account services and from asset management, however impacted negatively by the reduction of Orbitall revenues (around R$80 million lower than usual) entity sold in the quarter.

Result from Loan Losses, Net of Recovery

The result from loan losses, net of recovery, was practically stable in relation to the previous quarter, with a slight increase of 0.5%, totaling R$4,862 million in the quarter. The expenses for provisions for loan losses decreased R$43 million in the quarter (a drop of 0.7%) to R$5,988, but they were offset by a reduction of R$66 million in the income from recovery of credits previously written off as losses, which totaled R$1,126 million.

As presented on page 6, since the beginning of 2012, the discounts granted in the recovery of credits written off as losses are no longer deducted from the financial margin and started to deduct the income from the recovery of these credits. In the first half of 2011, these discounts amounted to R$287 million. If the effects of this change were disregarded, the income from the recovery of credits written off as losses for the first half of 2012 would have remained practically unchanged in relation to the income for the first half of 2011.

Non-Interest Expenses

In the second quarter of 2012, non-interest expenses increased R$258 million in relation to the previous quarter (3.2%), totaling R$8,411 million in the quarter. Personnel expenses grew 1.3% due to the increase in expenses with employee terminations and labor claims mainly related to the effects of the restructuring process carried out at Itaú Unibanco. If this increase in expenses with employee terminations were disregarded, personnel expenses would have dropped by 0.9%. Administrative expenses increased R$231 million (6.7%) in the quarter, mainly due to seasonal factors and higher marketing expenses in the quarter, in addition to the standardization of accounting criteria for depreciation between group companies. When compared to the first half of 2011, expenses grew 5.8% as a result of the effects of the completion of the integration of Itaú and Unibanco and the dissemination of practices related to the efficiency project which accounts for the strong performance in the control of our expenses. Disregarding expenses increased in the semester due to terminations and its corresponding labor claims, total non-interest expenses would have remained normally unchanged in the year to date.

Efficiency Ratio (E.R.) and Risk-Adjusted Efficiency Ratio (R.A.E.R) (*)

(*) The criteria for calculating the ratios are detailed on page 23

In the second quarter of 2012, the efficiency ratio reached 45.0%, an increase of 50 basis points from the first quarter. In the year to June, the efficiency ratio reached 44.8%, a decrease of 280 basis points from the same period of the previous year. This was a result of the 12.2% increase in operating revenues in relation to an increase of 5.8% in non-interest expenses.

The risk-adjusted efficiency ratio for the second quarter of 2012 was 73.0%, an increase of 40 basis points from the first quarter of 2012, due to the same factors that impacted the efficiency ratio, partially offset by the increase in loan losses and claims net of recovery.

Unrealized Gains

Unrealized gains grew 40.5% from the previous quarter and totaled R$5,796 million at the end of the second quarter of 2012. The main effects arise from the higher market value of our securities and credit portfolios. The balance of the unrealized gains from our available for sale portfolio reached R$1,517 million in June, 2012.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	10

Executive Summary

Balance Sheet | Assets

					R$ million
				Variation
				Jun 30,12 -	Jun 30,12 -
	Jun 30,12	Mar 31,12	Jun 30,11	Mar 31,12	Jun 30,11
Current and Long-term Assets	875,964	885,032	782,732	-1.0%	11.9%
Cash and Cash Equivalents	13,614	10,551	15,186	29.0%	-10.3%
Short-term Interbank Investments	119,934	144,399	98,445	-16.9%	21.8%
Securities and Derivative Financial Instruments	214,369	201,616	180,733	6.3%	18.6%
Interbank and Interbranch Accounts	77,937	80,017	96,245	-2.6%	-19.0%
Loan, Lease and Other Loan Operations	356,789	347,369	316,964	2.7%	12.6%
(Allowance for Loan Losses)	(27,056)	(25,951)	(23,775)	4.3%	13.8%
Other Assets	120,377	127,032	98,934	-5.2%	21.7%
Foreign Exchange Portfolio	36,584	49,092	24,869	-25.5%	47.1%
Other	83,793	77,939	74,065	7.5%	13.1%
Permanent Assets	12,845	11,809	10,947	8.8%	17.3%
Investments	3,265	2,634	2,974	24.0%	9.8%
Fixed and Operating Lease Assets	5,277	5,156	4,781	2.3%	10.4%
Intangible Assets and Goodwill	4,303	4,019	3,191	7.1%	34.8%
TOTAL ASSETS	888,809	896,842	793,679	-0.9%	12.0%

On June 30, 2012, our total assets amounted to R$888.8 billion, corresponding to a decrease of 0.9% when compared to the end of the previous quarter and an increase of 12.0% in relation to the same period of the previous year. We highlight the drop of 16.9% in short-term interbank investments in this quarter, explained by the reduction in deposits received under securities repurchase agreements, and the reduction of 25.5% in our foreign exchange portfolio, which was mainly impacted by the reduction of spot and forward exchange instruments, with an equivalent reduction in our liabilities. These drops were partially offset by increases of 2.7% in our credit operations (without endorsements and sureties), which totaled R$356.8 billion, and of 6.3% in our securities and derivative financial instruments portfolio.

In summary, the reduction of R$8.0 billion in our assets in the second quarter was a result of the reductions of R$24.5 billion in short-term interbank investments and of R$12.5 billion in the foreign exchange portfolio, which were partially offset by the increases of R$12.8 billion in securities and derivative financial instruments and of R$9.4 billion in the credit portfolio.

Balance Sheet | Liabilities and Equity

					R$ million
				Variation
				Jun 30,12 -	Jun 30,12 -
	Jun 30,12	Mar 31,12	Jun 30,11	Mar 31,12	Jun 30,11
Current and Long-term Liabilities	810,535	821,611	724,006	-1.3%	12.0%
Deposits	234,975	231,345	208,914	1.6%	12.5%
Demand Deposits	31,361	26,903	24,463	16.6%	28.2%
Savings Deposits	73,056	68,488	60,008	6.7%	21.7%
Interbank Deposits	9,686	8,569	2,802	13.0%	245.6%
Time Deposits	120,872	127,385	121,641	-5.1%	-0.6%
Deposits Received under Securities Repurchase Agreements	195,100	212,668	197,864	-8.3%	-1.4%
Fund from Acceptances and Issue of Securities	54,296	49,336	32,297	10.1%	68.1%
Interbank and Interbranch Accounts	8,100	9,331	8,519	-13.2%	-4.9%
Borrowings and Onlendings	55,579	52,074	52,947	6.7%	5.0%
Derivative Financial Instruments	9,215	7,623	6,887	20.9%	33.8%
Technical Provisions for Insurance, Pension Plans and Capitalization	82,553	77,830	66,703	6.1%	23.8%
Other Liabilities	170,717	181,405	149,875	-5.9%	13.9%
Subordinated Debt	42,948	44,984	37,210	-4.5%	15.4%
Foreign Exchange Portfolio	36,775	49,364	25,458	-25.5%	44.5%
Other	90,994	87,056	87,206	4.5%	4.3%
Deferred Income	821	843	829	-2.6%	-0.9%
Minority Interest in Subsidiaries	1,817	1,904	2,762	-4.6%	-34.2%
Stockholders' Equity	75,636	72,484	66,083	4.3%	14.5%
TOTAL LIABILITIES AND EQUITY	888,809	896,842	793,679	-0.9%	12.0%

Our stockholders’ equity grew 4.3% in the first quarter of 2012 and reached R$75,636 million. Liabilities dropped in the second quarter of this year due to the decrease of 8.3% in deposits received under securities repurchase agreements and reduction of 25.5% in the foreign exchange portfolio, which were offset by increases of 1.6% in deposits and of 6.1% in technical provisions for insurance, pension plan and capitalization. Year-on-year, stockholders’ equity showed a growth of 14.5%, deposits grew 12.5%, technical provisions for insurance, pension plan and capitalization increased 23.8% and the foreign exchange portfolio was up 44.5%.

In summary, the decrease in liabilities and equity in the second quarter is a result of the decreases of R$17.6 billion in deposits received under securities repurchase agreements and of R$12.6 billion in the foreign exchange portfolio which were partially offset by the increase of R$3.6 billion in deposits and of R$4.7 billion in the technical provisions for insurance, pension plan and capitalization.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	11

Executive Summary

Credit Portfolio with Endorsements and Sureties

The credit portfolio, including endorsements and sureties, amounted to R$413,399 million on June 30, 2012, growing 3.2% quarter-on-quarter, and 14.8% from the same period of the previous year.

In the individuals segment, the highlights were the mortgage loan and payroll loan (part of personal loan) portfolios, which increased 7.8% and 5.1% in the quarter, respectively. In the 12-month period, these products increased 43.3% and 30.0%, respectively.

The companies segment grew 4.3% in the quarter and 15.6% in the 12-month period. The corporate portfolio increased 5.8% in the quarter and 22.1% in the last 12 months, whereas the very small, small and middle market companies portfolio grew 1.9% from the first quarter of 2012 and 6.3% in the last 12 months, driven by the growth of the mid-sized companies portfolio.

Our operations in Latin America continue to grow consistently. In the first quarter of 2012, this portfolio grew 14.8% and totaled R$24,923 million. Year-on-year, the growth reached 60.8%.

The balance of endorsements and sureties totaled R$56,611 million on June 30, 2012, representing an increase of 6.5% in the quarter and of 31.2% in the last 12 months, mainly due to the higher volume of transactions with large companies, which grew 6.3% from March 31, 2012 and 30.8% in relation to June 30, 2011.

							R$ million
					Variation
					Jun/12 –	Jun/12 –	Jun/12 –
	Jun 30,12	Mar 31,12	Dec 31,11	Jun 30,11	Mar/12	Dec/11	Jun/11
Individuals – Brazil	147,331	147,570	147,573	135,942	-0.2%	-0.2%	8.4%
Credit Card	36,777	36,574	38,961	34,555	0.6%	-5.6%	6.4%
Personal Loans	38,243	37,351	35,069	30,262	2.4%	9.1%	26.4%
Vehicles	56,575	59,054	60,093	60,141	-4.2%	-5.9%	-5.9%
Mortgage Loans (*)	15,736	14,591	13,450	10,984	7.8%	17.0%	43.3%
Companies (**) – Brazil	241,145	231,232	228,761	208,668	4.3%	5.4%	15.6%
Corporate	149,487	141,253	138,384	122,453	5.8%	8.0%	22.1%
Very Small, Small and Middle Market (***)	91,658	89,979	90,378	86,215	1.9%	1.4%	6.3%
Argentina/Chile/Uruguay/Paraguay	24,923	21,717	20,678	15,497	14.8%	20.5%	60.8%
Total with Endorsements and Sureties	413,399	400,519	397,012	360,107	3.2%	4.1%	14.8%
Total Retail – Brazil (****)	238,989	237,549	237,950	222,157	0.6%	0.4%	7.6%
Total Retail – Brazil (ex-Vehicles)	182,414	178,495	177,857	162,016	2.2%	2.6%	12.6%
Endorsements and Sureties	56,611	53,150	51,530	43,144	6.5%	9.9%	31.2%
Individuals	214	212	267	237	1.0%	-19.8%	-9.7%
Corporate	51,170	48,123	46,630	39,113	6.3%	9.7%	30.8%
Very Small, Small and Middle Market	3,662	3,409	3,214	2,969	7.4%	13.9%	23.3%
Argentina/Chile/Uruguay/Paraguay	1,565	1,405	1,419	825	11.4%	10.3%	89.8%

(*) The table does not include co-obligation in mortgage loan assignments made in 4Q11 in the amount of R$463.6 million. (**) In 2Q12, we reclassified part of corporate clients registered in the NY branch to the very small, small and middle market companies and, for comparison purposes, we reprocessed their history. (***) Includes Rural Loans to Individuals. (****) Includes Individuals and Very Small, Small and Middle Market companies. Note: the acquired payroll loans portfolio is considered a corporate risk. Mortgage and Rural Loans portfolios from the businesses segment are allocated according to the client’s size. For more details, see page 27. If the effect of the foreign exchange variation on the corporate portfolio is disregarded, the growth of this portfolio would be 2.8% in 2Q12 and 14.5% in the last 12 months and in our total credit portfolio, the growth would be 1.4% in 2Q12 and 10.4% in the last 12 months.

Credit Portfolio – Currency Disclosure

On June 30, 2012, R$75.5 billion of our total credit assets were denominated in, or indexed to, foreign currencies. With the depreciation of the Brazilian real in relation to these currencies, in particularly to the U.S. dollar, in relation to which it depreciated 10.9%, the total balance of loan operations in foreign currencies grew 14.4% in the second quarter of 2012.

NPL Ratio (overdue 90 days)

The NPL ratio for operations more than 90 days overdue (NPL-90), was practically unchanged in the quarter, representing 5.2% of our credit portfolio at the end of the second quarter of 2012. This indicator increased 10 basis points as compared to the ratio of the previous quarter and 70 basis points from June, 2011.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	12

Executive Summary

2012 Expectations

The table below presents our current expectations related to 2012:

Expectation
Credit

Total Credit Portfolio (without vehicles for individuals)	Growth from 13% to 15%

Vehicle Portfolio for Individuals	Decreasing to
R$ 50 billion - R$ 52 billion

Expenses for Provision for Loan Losses	3rd/Q12: From R$ 6.0 billion to R$ 6.5 billion
4th/Q12: From R$ 5.7 billion to R$ 6.2 billion

Banking Service Fees and Result of Insurance, Pension Plan and Capitalization *	Growth of 10% to 12%

Non-Interest Expenses	Growth of 3.5% to 6.5%

Efficiency Ratio	Improvement of 200 to 300 basis points

(*) Banking Service Fees (+) Income from Insurance, Pension Plan and Capitalization Operations (-) Expenses for Claims (-) Selling Expenses with Insurance, Pension Plan and Capitalization.

Although the growth plans and projections of results presented above are based on assumptions of management and information available in the market to date, these expectations involve inaccuracies and risks that are difficult to anticipate and there may be, therefore, results or consequences that differ from those anticipated. This information is not a guarantee of future performance. The use of these expectations should take into consideration the risks and uncertainties that involve any activities and that are out of our control. These risks and uncertainties include, and are not limited to, our ability to perceive the dimension of the synergies projected and their timing, political and economic changes, volatility in interest and foreign exchange rates, technological changes, inflation, financial disintermediation, competitive pressures over products, prices, changes in tax legislation, among others.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	13

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	14

analysis of net income

Itaú Unibanco Holding S.A.

2nd quarter of 2012
Management Discussion & Analysis

Analysis of Net Income

Managerial Financial Margin

Our managerial financial margin totaled R$13,469 million in the second quarter of 2012. This amount represents an increase of R$163 million in relation to the first quarter of 2012. With respect to the first half of 2012, the managerial financial margin grew 13.3% from the same period of 2011.

The main drivers of this variation are presented below:

								R$ million
					Variation
					2nd Q/12 –		1st H/12 –
	2nd Q/12	1st Q/12	1st H/12	1st H/11	1st Q/12		1st H/11
Financial Margin with Clients	12,340	12,352	24,692	22,010	(12)	-0.1%	2,682	12.2%
Interest Rate-Sensitive	1,191	1,474	2,665	3,716	(284)	-19.2%	(1,051)	-28.3%
Spread-Sensitive	11,149	10,878	22,028	18,294	271	2.5%	3,733	20.4%
Financial Margin with Market	1,129	954	2,084	1,625	175	18.4%	459	28.3%
Total	13,469	13,307	26,776	23,635	163	1.2%	3,141	13.3%

Financial Margin with Clients

The managerial financial margin with clients arises from the use of financial products by our clients, including both account holders and non-account holders.

In the second quarter of 2012, the financial margin with clients totaled R$12,340 million, corresponding to a 10 basis point decrease from the previous period, impacted by the reduction of the annualized Brazilian benchmark rate (SELIC), which was set at 8.5% per year at the end of the first half of 2012. For a better understanding of the financial margin, we divided the operations into two different groups: financial margin of operations that are sensitive to interest rate variations, and financial margin of operations that are sensitive to spreads.

Interest Rate-Sensitive Operations

The financial margin of operations that are sensitive to interest rates totaled R$1,191 million in the quarter, which corresponds to a drop of 19.2% from the previous quarter, mainly impacted by the reduction of average SELIC rate for the period, which reduced our financial margin sensitive to interest rates by R$ 210 million in this quarter from the previous quarter by R$ 541 million this half compared to the first half of last year.

The detailed evolution of these margins is shown on the next page of this report.

Annualized Rate of Interest Rate-Sensitive Operations

			R$ million
			Variation
	2nd Q/12	1st Q/12	2nd Q/12 – 1st Q/12
Average Balance	67,842	70,134	(2,292)	-3.3%
Financial Margin	1,191	1,474	(284)	-19.2%
Annualized Rate	7.0%	8.4%	-140	bps

Spread-Sensitive Operations

The financial margin of spread-sensitive operations amounted to R$11,149 million in the period, corresponding to a 2.5%, or R$271 million increase from the previous quarter. The credit spread decreased 10 basis points in the quarter, whereas the spread of the other interest-bearing assets considered in this analysis was stable from the previous quarter. The combined spread of spread-sensitive operations decreased 10 basis points to 11.6% in the second quarter of 2012.

Annualized Rate of Spread-Sensitive Operations

			R$ million
			Variation
	2nd Q/12	1st Q/12	2nd Q/12 – 1st Q/12
Average Balance	383,690	371,136	12,553	3.4%
Financial Margin	11,149	10,878	271	2.5%
Annualized Rate	11.6%	11.7%	-10	bps

Managerial Financial Margin with Market

The financial margin with the market basically arises from treasury transactions that include asset and liability management (ALM) and proprietary portfolio management. In this quarter, the financial margin with the market totaled R$1,129 million, an increase of R$175 million from the previous quarter. This variation was mainly due to the higher results from structural positions.

In the second quarter of 2012, we sold 11 million shares of BM&FBovespa, generating an income of R$100 million, reflected in our financial margin with the market. In the first quarter of 2012, we sold 15 million shares of BM&FBovespa, generating an income of R$136 million.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	16

Analysis of Net Income

Managerial Financial Margin with Clients

As a result of the changes described in the prior page, the Net Interest Margin – NIM, which is the annualized rate of the managerial financial margin with clients and does not consider the financial margin with the market, reached 10.9% in the second quarter of 2012. Taking into consideration the effect of the criteria for accounting for discounts granted in renegotiations of credits that had already been written off as losses adopted, in the first quarter of 2012, the NIM rate for the second quarter of 2011 would have been 10 basis points higher.

Also, taking into consideration the financial margin with clients after the expenses for provision for loan losses, net of the recovery of credits that had previously been written off as losses, the risk adjusted NIM reached 6.6%.

									R$ million
	2nd Q/12			1st Q/12			1st H/12
			Average			Average			Average
	Average	Financial	Rate	Average	Financial	Rate	Average	Financial	Rate
	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)
Demand Deposits + Floatings	40,688			37,953			39,666
(-) Compulsory Deposits	(13,141)			(11,742)			(12,567)
Contingent Liabilities (-) Deposits in guarantee of Contingent Liabilities	944			1,130			1,046

Tax and Social Security obligations (-) Deposits in guarantee	15,079			15,226			15,267

Working Capital (Equity + Minority Interests - Permanent Assets - Capital Allocated to Treasury - Cash Equivalents Abroad)	43,532			46,070			44,339

(-) Tax Credits	(30,337)			(28,850)			(29,684)
Interest Rate-Sensitive Operations in Brazil	56,765	1,184	8.3%	59,786	1,468	9.8%	58,068	2,651	9.2%
Interest Rate-Sensitive Operations Abroad	11,077	7	0.3%	10,347	6	0.3%	10,986	13	0.3%

Interest Rate Sensitive Margin with Clients (A)	67,842	1,191	7.0%	70,134	1,474	8.4%	69,054	2,665	7.7%

	Average	Financial	Spread	Average	Financial	Spread	Average	Financial	Spread
	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)	Balance	Margin	(p.y.)
Cash and Cash Equivalents + Interbank Deposits + Securities (*)	52,294			50,024			53,399
Interbank and Interbranch Accounts (**)	4,725			3,311			3,963
Spread-Sensitive Margin with Clients – Other Assets	57,019	179	1.3%	53,335	174	1.3%	57,362	353	1.2%
Loans, Leasing and Other Credits	353,186			343,833			348,672
(Allowance for Loan Losses)	(26,515)			(26,031)			(26,319)
Spread-Sensitive Margin with Clients – Credit (B)	326,671	10,971	13.4%	317,801	10,704	13.5%	322,353	21,674	13.4%
Spread-Sensitive Margin with Clients (C)	383,690	11,149	11.6%	371,136	10,878	11.7%	379,715	22,028	11.6%

Net Interest Margin with Clients (D = A+C)	451,532	12,340	10.9%	441,270	12,352	11.2%	448,769	24,692	11.0%

Provision for Loan and Lease Losses (E)		(5,988)			(6,031)			(12,020)
Recovery of Credits Written Off as Losses (F)		1,126			1,192			2,318
Net Interest Margin with Credit after Provision for Credit Risk (G = B+E+F)	326,671	6,108	7.5%	317,801	5,865	7.4%	322,353	11,973	7.4%
Net Interest Margin after Provision for Credit Risk (H = D+E+F)	451,532	7,478	6.6%	441,270	7,513	6.8%	448,769	14,991	6.7%

(*) Cash and Cash Equivalents + Interbank Deposits + Securities (-) Interbank Deposits related to Repurchase Liability (-) Derivative financial instruments (-) Assets Guaranteeing PGBL/VGBL Technical Provisions (-) Operations Sensitive to Variations in Interest Rate; (**) Net of compulsory deposits (Central Bank).

Net Interest Margin with Clients and Net Interest Margin of Credit before and after Provision for Credit Risk

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	17

Analysis of Net Income

Complementary Aspects in Analysis of Financial Margin with Clients

Evolution of the Loan Portfolio Mix (excluding endorsements and sureties)

Our credit portfolio mix presented below highlights its major components and their share in the past quarters.

Loan Portfolio Mix – Companies

The mix of our credit portfolio to companies at June 30, 2012 in relation to 2011, shows a reduction in the proportion of the very small and small market companies compared to that of middle market and large companies.

Loan Portfolio Mix – Individuals

The evolution of our credit portfolio mix for individuals in the same period shows the growth of the mortgage loan and payroll loan portfolios. The decreased share of the vehicle portfolio in our mix is a result of greater selectivity in loans originated since the second half of 2011, and the maturity of this portfolio.

Loan Portfolio by Origination Period

The chart below shows the evolution of our credit portfolio, excluding sureties and endorsements, by origination period (vintages).

In this quarter, despite the greater selectivity in origination of vehicle financing and personal loans, we noted that the volume of originations for the other types of loans remained practically unchanged. Additionally, given the profile of the terms of our different credit products, the composition of new contract vintages also showed a similar profile over the last periods. On June 30, 2012, 43.7% of the credit portfolio was composed of vintages from 2012, 30.0% from 2011, 16.0% from 2010, 4.8% from 2009 and 5.5% from previous years.

We see, therefore, that the operations originated until 2010, corresponding mostly to vehicle and mortgage loans that have longer average maturity terms, already represent a smaller portion of the portfolio. The credits granted since the second half of 2011, which have a better risk profile, already represent 61.5% of our credit portfolio.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	18

Analysis of Net Income

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plans and Capitalization

								R$ million
					Variation
	2ndQ/12	1stQ/12	1stH/12	1stH/11	2nd Q/12 - 1 stQ/12		1 stH/12 - 1stH/11
Asset Management	741	707	1,447	1,275	34	4.9%	173	13.5%
Current Account Services	807	750	1,557	1,207	57	7.6%	350	29.0%
Credit Operations and Guarantees Provided	656	687	1,343	1,572	(31)	-4.5%	(229)	-14.6%
Collection Services	355	345	700	631	10	2.9%	69	11.0%
Credit Cards	2,029	2,031	4,059	3,496	(2)	-0.1%	563	16.1%
Data processing service fees from Orbitall	34	115	149	190	(81)	-70.4%	(41)	-21.6%
Other	491	484	975	959	7	1.4%	16	1.7%
Banking Service Fees and Income from Banking Charges	5,078	5,003	10,082	9,140	75	1.5%	942	10.3%
Result from Insurance, Pension Plans and Capitalization(*)	710	750	1,460	1,214	(40)	-5.4%	246	20.2%
Total	5,788	5,754	11,542	10,354	35	0.6%	1,188	11.5%

(*) Income from insurance, pension plan and capitalization operations (-) Expenses for claims (-) Selling expenses with insurance, pension plan and capitalization.

In the second quarter of 2012, banking service fees, including income from banking charges, amounted to R$5,078 million, an increase of 1.5% in relation to the previous quarter. In the year to June, these service fees showed a growth of 10.3% in relation to the first half of 2011. Additionally, if the revenues from the processing services rendered by Orbitall, which was sold in May 2012, were disregarded, service fees would have increased 3.2% and 11.0% when compared to the first quarter of 2012 and the first half of 2011, respectively.

Taking into consideration the result of insurance, pension plans and capitalization operations, the balance totaled R$5,788 million, with a 0.6% increase from the previous quarter.

Asset Management

Asset management revenues totaled R$741 million in the second quarter of 2012, an increase of 4.9% from the first quarter of 2012 due to the higher number of working days in the period when compared to the previous quarter. In the year to June, these revenues showed a growth of 13.5% in relation to the first half of 2011. The volume of assets under our management totaled R$422.6 billion in June 2012, remaining practically unchanged in relation to the previous quarter.

Current Account Services

Revenues from current account services totaled R$807 million in the second quarter of the year, representing a 7.6% growth quarter-on-quarter, mainly influenced by the readjustment of current account charges in March 2012.

Credit Operations and Guarantees Provided

Revenues from credit operations and guarantees provided totaled R$656 million in the second quarter, a decrease of 4.5% from the previous quarter. These changes were influenced by the decrease in new vehicle financing and leasing transactions.

Collection Services

Revenues from collection services reached R$355 million, which represented a 2.9% increase in relation to the first quarter of 2012, mainly influenced by higher revenues from collections. In the year to June, these revenues showed a growth of 11.0% in relation to the first half of 2011.

Credit Cards

Credit card revenues amounted to R$2,029 million in the second quarter of 2012, remaining practically unchanged in relation to the previous period. In this quarter, we saw a reduction in revenues from credit card processing in the amount of R$81 million as a result of the disposal of Orbitall. In the year to June, credit card revenues showed a growth of 16.1% in relation to the first half of 2011.

Other			R$ million

	2ndQ/12 1	stQ/12	Variation
Foreign Exchange Services	25	24	2
Brokerage and Securities Placement	90	97	(7)
Custody Services and Management of Portfolio	55	58	(4)
Economic and Financial Advisory Services	125	95	30
Other Services	196	210	(14)
Total	491	484	7

Revenues from economic and financial advisory services increased R$30 million, influenced by the higher volume of investment banking services.

Result from Insurance, Pension Plans and Capitalization

The result from insurance, pension plans and capitalization operations totaled R$710 million in the second quarter of 2012, a decrease of 5.4% million when compared to the first quarter of 2012. This decrease was mainly influenced by higher expenses with claims in the Life and Corporate Solutions lines. In the year to June, these revenues showed a growth of 20.2% in relation to the first half of 2011.

Banking Service Fees and Income from Banking Charges and Result from Insurance, Pension Plans and Capitalization

In the second quarter of 2012, the proportion of total banking service fees and income from banking charges, plus the result from insurance, pension plans and capitalization operations divided by total operating revenues – which includes, in addition to these revenues,, the managerial financial margin and other operating revenues – reached 28.6%. This ratio has fluctuated between 28.0% and 30.0% over the past few quarters, mainly due to the consistent performance of banking service fees and banking charges. The chart below presents the quarterly historical data of banking service fees, including the result from insurance, pension plans and capitalization operations and their relation with our operating revenues.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	19

Analysis of Net Income

Results from Loan Losses

								R$ million
					Variation
					2nd Q/12 -		1stH/12 -
	2nd Q/12	1st Q/12	1st H/12	1st H/11	1st Q/12		1stH/11
Expenses for Provision for Loan and Lease Losses	(5,988)	(6,031)	(12,020)	(9,487)	43	-0.7%	(2,533)	26.7%
Income from Recovery of Loans Written Off as Losses	1,126	1,192	2,318	2,600	(66)	-5.6%	(281)	-10.8%
Result from Loan and Lease Losses	(4,862)	(4,839)	(9,701)	(6,888)	(23)	0.5%	(2,814)	40.9%

The result from loan and lease losses, net of recovery, was practically stable in relation to the previous quarter, with a slight increase of 0.5%, totaling R$4,862 million in the quarter. The expenses for provisions for loan losses decreased R$43 million in the quarter (a drop of 0.7%) to R$5,988 million, but they were offset by a reduction of R$66 million of income from the recovery of credits that had previously been written off as losses, which totaled R$1,126 million. This provision level is mainly attributed to the high default levels of the vehicle, personal loan (mainly installment payment plans and overdraft accounts) and small and middle market company portfolios. In the renegotiations of credits that have already been written off as losses, we make provisions to cover 100% of the balance not received as cash; so as not to generate any result until a strong indication of the recovery of this credit is obtained.

As presented on page 6, since the beginning of 2012, the discounts granted in the recovery of credits written off as losses are no longer deducted from the financial margin and started to be deducted from the income from the recovery of these credits. In the first half of 2011, these discounts amounted to R$287 million. If the effect of this change were disregarded, the income from the recovery of credits written off as losses for the first half of 2012 would have remained practically unchanged in relation to the income for the first half of 2011.

Allowance for Loan Losses and Credit Portfolio

In June 2012, the balance of the credit portfolio without endorsements and sureties increased R$9,420 million (2.7%) in relation to March 2012, amounting to R$356,789 million, whereas the balance of the allowance for loan and lease losses grew R$1,105 million (4.3%) to reach R$27,056 million.

The complementary allowance for loan losses, in addition to the minimum required by Resolution No. 2,682/99 of the National Monetary Council (CMN), remained stable, at R$5,058 million, at the end of the second quarter of 2012.

Expenses for Provision for Loan Losses and Loan Portfolio

(*) Average balance of the Loan Portfolio of the two previous quarters.

The ratio of expenses for provision for loan losses to the credit portfolio reached 1.7% in the second quarter of 2012, remaining stable in relation to the previous quarter.

Non–Performing Loans

Delinquency ratios and Non Performing Loans

			R$ million
	Jun 30,12	Mar 31,12	Jun 30,11
Non-performing Loans – 60 days (a)	22,424	21,471	17,374
Non-performing Loans – 90 days (b)	18,442	17,558	14,360
Credit Portfolio (c)	356,789	347,369	316,964
NPL Ratio [(a)/(c)] x 100 over 60 days	6.3%	6.2%	5.5%
NPL Ratio [(b)/(c)] x 100 over 90 days	5.2%	5.1%	4.5%
Coverage:
Non-performing Loans – 60 days	121%	121%	137%
Non-performing Loans – 90 days	147%	148%	166%

(a) Loans overdue for more than 60 days and that do not accrue revenues.

(b) Loans overdue for more than 90 days.

(c) Endorsements and sureties not included

Overdue Loans

The overdue credit portfolio grew 1.4% in the second quarter, whereas the balance of the allowance for loan and lease losses increased, as mentioned above, 4.3% in the same period.

			R$ million
	Jun 30,12	Mar 31,12	Jun 30,11
Overdue Loans	32,359	31,911	26,415
Allowance for Loan and Lease Losses	(27,056)	(25,951)	(23,775)
Coverage	(5,303)	(5,960)	(2,640)

Note: overdue loans are loan operations having at least one installment more than 14 days overdue, irrespective of collateral provided.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	20

Analysis of the Net Income

NPL Ratio | 90 days

The NPL ratio for operations more than 90 days overdue (NPL 90) was practically unchanged in the quarter and represented 5.2% of our credit portfolio in the second quarter of 2012. This indicator increased 10 basis points as compared to the ratio of the previous quarter and 70 basis points from June 2011.

NPL Ratio | 15 to 90 days

Short-term delinquency, measured based on the balance of operations overdue from 15 to 90 days, decreased by 30 basis points in the second quarter of 2012. The reduction was due to the decrease of 40 basis points for individuals and of 10 basis points for companies.

Coverage | 90 days

Note: The coverage ratio is derived from the division of the allowance for loans and lease losses balance by the balance of operations more than 90 days overdue. Until September 2010 the coverage ratio considered an additional countercyclical allowance.

The 90-day coverage ratio was practically stable in the quarter and reached 147% in June, impacted by the growth of 5.0% in the portfolio of credits overdue for more than 90 days followed by the growth of 4.3% in the balance of the allowance for loan losses, which reached R$27,056 million in June.

Credit Portfolio Write-Offs

Write offs from the credit portfolio totaled R$4,884 million in the second quarter of 2012, a decrease of R$968 million from the previous period and an increase of R$1,312 million from the second quarter of 2011. The ratio of written off operations to the average balance of the credit portfolio reached 1.4% in the second quarter of 2012, a decrease of 30 basis points when compared to the previous quarter and an increase of 20 basis points in relation to the same period of the previous year.

(1) Average balance of the two previous quarters.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	21

Analysis of the Net Income

Non-interest Expenses	R$ million

					Variation
	2nd Q/12	1st Q/12	1st H/12	1st H/11	2ndQ/12 - 1st Q/12		1st H/12 - 1stH/11
Personnel Expenses	(3,438)	(3,392)	(6,830)	(6,578)	(46)	1.4%	(252)	3.8%
Administrative Expenses	(3,659)	(3,428)	(7,087)	(6,682)	(231)	6.7%	(405)	6.1%
Operating Expenses	(1,181)	(1,234)	(2,415)	(2,235)	53	-4.3%	(180)	8.1%
Other Tax Expenses (*)	(133)	(99)	(232)	(162)	(33)	33.3%	(71)	43.6%
Total	(8,411)	(8,153)	(16,564)	(15,657)	(258)	3.2%	(908)	5.8%

(*) Does not include ISS, PIS and Cofins.

In the second quarter of 2012, non-interest expenses totaled R$8,411 million, an increase of 3.2% in relation to the previous quarter. This growth was mainly due to the increase of R$231 million in administrative expenses and of R$46 million in personnel expenses. When compared to the first half of 2011, expenses grew 5.8% as a result of the effects of the completion of the integration of Itaú and Unibanco and the dissemination of the practices related to the efficiency project, which accounts for the strong performance in the control of our expenses.

Personnel Expenses

R$ million

	2nd Q/12	1st Q/12	Variation
Compensation	(1,422)	(1,466)	44
Charges	(522)	(519)	(3)
Social Benefits	(335)	(345)	10
Training	(68)	(55)	(13)
Profit Sharing (*)	(645)	(635)	(11)
Employee Terminations and Labor Claims	(446)	(373)	(73)
Total	(3,438)	(3,392)	(46)

(*) Includes variable compensation and stock option plans

Personnel expenses totaled R$3,438 million in the second quarter, representing an increase of 1.4% from the previous period, as a result of the increase in expenses with employee terminations and labor claims due to the effects of the restructuring processes carried out at Itaú Unibanco. If the increase of R$73 million in expenses with employee terminations and labor claims was disregarded, personnel expenses would have dropped 0.9% in relation to the first quarter of 2012. Additionally, if compared to the expenses of the first half of 2011 and if the expenses with employee terminations and labor claims were disregarded, personnel expenses would have increased by only R$1.0 million. Our volume of expenses with employee terminations and labor claims was R$ 254 million higher than the three-month average after the association between Itaú and Unibanco and the end of 2011 (R$192 million).

Number of Employees

The number of employees went from 102,694 in March 2012 to 99,017 in June 2012, primarily due to the sale of Orbitall, which reduced our number of employees by 1,228, but also due to the effects of the ongoing restructuring of the consumer credit area.

Obs: For companies under the control of Itaú Unibanco, 100% of the number of employees is considered. No employee is considered for companies that are not under Itaú Unibanco’s control.

Administrative Expenses

R$ million

	2nd Q/12	1st Q/12	Variation
Advertising, Promotions and Publications	(259)	(188)	(71)
Depreciation and Amortization	(437)	(377)	(60)
Third-Party Services	(823)	(777)	(46)
Facilities	(588)	(554)	(34)
Financial System Services	(129)	(111)	(18)
Travel	(51)	(39)	(13)
Data Processing and Telecommunications	(881)	(871)	(10)
Other	(134)	(132)	(2)
Security	(130)	(133)	2
Transportation	(125)	(131)	5
Materials	(101)	(116)	15
Total	(3,659)	(3,428)	(231)

Administrative expenses increased 6.7% from the previous quarter, driven by a R$71 million increase in expenses with advertising, promotions and publications (influenced by the institutional campaigns “Vamos Jogar Bola” (“Let’s Play Soccer”) and “Redução da Taxa de Juros” (“Decrease in Interest Rates”), and by the increase in depreciation and amortization expenses of R$60 million (due to the standardization of accounting practices for depreciation between companies of the conglomerate). The increase in expenses with outsourced services of R$46 million, arising from the restructuring of the consumer credit area, also contributed to this change.

Operating Expenses	R$ million

	2nd Q/12	1st Q/12	Variation
Provision for contingencies	(300)	(382)	82
Selling - Credit Cards	(410)	(350)	(60)
Claims	(150)	(165)	16
Other	(321)	(336)	15
Total	(1,181)	(1,234)	53

In the second quarter, operating expenses decreased 4.3% from the previous quarter, mainly due to the decrease in the provision for contingencies of R$82 million, partially offset by the increase in credit card selling expenses of R$60 million, due to higher rewards program expenses.

Other Tax Expenses

In the second quarter of 2012, other tax expenses increased 33.3% from the previous quarter and 43.6% from the first half of 2011, mainly due to the levy of IOF on Foreign Exchange Operations and Exchange Rate Exposure that totaled R$54 million in the second quarter and R$78 million in the first half, affecting our efficiency rate by 20 basis points in the first half of 2012.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	22

Analysis of the Net Income

Efficiency Ratio and Risk-Adjusted Efficiency Ratio

We present the efficiency ratio and the risk-adjusted efficiency ratio, which includes the risk portions associated with banking transactions (result of the provision for loan losses) and insurance and pension plans transactions (claims).

Risk Ajusted Efficiency Ratio		Non-Interest Expenses (Personnel Expenses + Administrative Expenses + Operating Expenses + Other Tax Expenses) +Insurance Selling Expenses + Result from Loan Losses + Retained Claims
=

(Managerial Financial Margin + Banking Service Fees and Banking Charges + Operating Result of Insurance, Capitalization and Pension Plans before Retained Claims and Insurance Selling Expenses + Other Operating Income + Equity in Earnings of Affiliates and Other Investments + Nonoperating Income - Tax Expenses for ISS, PIS, Cofins and Other Taxes)

Efficiency Ratio

In the second quarter, the efficiency ratio reached 45.0%, a 50 basis point increase from the first quarter of 2012. The variation was due to a seasonal increase in non-interest expenses (3.2% from the previous quarter) higher than the increase in our operating revenues, which is composed of banking service fees and banking charges, managerial financial margin and the result of insurance, pension plans and capitalization transactions before claims and selling expenses (1.2% in the same period).

In the year to June, the efficiency ratio reached 44.8%, a decrease of 280 basis points from the same period of the previous year.

This improvement was a result of the 12.2% increase in operating revenues against an increase of 5.8% in non-interest expenses.

Risk-Adjusted Efficiency Ratio

The risk-adjusted efficiency ratio for the second quarter of 2012 was 73.0%, an increase of 40 basis points from the first quarter of 2012, due to the increase in the expenses with the provision for loan losses and to the same factors that impacted the efficiency ratio. In the 12-month period ended June 30, 2012, the risk-adjusted efficiency ratio reached 71.0%.

Usage of Operating Revenues

The chart below shows the portions of the operating revenues that are used to cover non-interest expenses, result from loan losses and expenses with claims.

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	23

Analysis of the Net Income

Points of Service

At the end of the second quarter of 2012, our network comprised 5,006 branches and client service branches (CSB) in Brazil and abroad. The number of ATMs in the period totaled approximately 28 thousand, representing a 0.7% decrease from the previous quarter.

Branches and Client Service Branches (CSB) | Brazil and Abroad

Note: Includes Banco Itaú BBA, Banco Itaú Argentina and Chile, Uruguay and Paraguay companies.

Automated Teller Machines (ATMs) | Brazil and Abroad

Note:	(i) Includes Banco Itaú Argentina and Chile, Uruguay and Paraguay companies.
(ii) Includes ESBs (electronic service branches) and service points in third-party establishments.
(iii) Does not include points of sale and ATMs of Banco 24h.

Tax Expenses for ISS, PIS, Cofins and Other

Tax expenses amounted to R$1,050 million in the second quarter of 2012, an increase of 0.8% from the previous quarter.

Income Tax and Social Contribution on Net Income

In the second quarter of 2012, Income Tax and Social Contribution on Net Income (CSLL) expense totaled R$1,345 million, a 4.4% decrease from the previous quarter.

The CSLL expense continues not to reflect the rate increase from 9% to 15% as the tax credits recorded are sufficient to offset this effect. Furthermore, a Direct Unconstitutionality Action filed by the National Confederation of the Financial System (CONSIF) in this regard is yet to be decided.

On June 30, 2012 the balance of the unrecorded remaining tax credit as a result of the CSLL rate increase totaled R$745 million.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	24

balance sheet,
balance sheet by
currency,
risk management
and ownership
structure

Itaú Unibanco Holding S.A.

2nd quarter of 2012 Management Discussion & Analysis

Balance Sheet

Assets

On June 30, 2012, total assets amounted to R$888.8 billion, a decrease of 0.9% from the end of the previous quarter and an increase of 12.0% from the same period of the previous year. The breakdown of our assets and the details on their main components are presented below:

Total Assets

Assets Breakdown | June 30, 2012

Short-term Interbank Investments and Securities Portfolio

On June 30, 2012, the balance of our short-term interbank investments and securities portfolio, including derivative financial instruments, totaled R$334,303 million, corresponding to a 3.4% drop in relation to the previous quarter. The mix of short-term interbank investments and securities portfolio changed in the quarter, mainly due to the reduction in short-term interbank investments by R$24.5 billion and the increase in corporate securities by R$7.4 billion.

R$ million

							Variation
	Jun 30, 12%		Mar 31, 12%		Jun 30, 11%		Jun/12 - Mar/12	Jun/12 - Jun/11
Short-term Interbank Investments	119,934	35.9%	144,399	41.7%	98,445	35.3%	-16.9%	21.8%
Total Public Securities	96,545	28.9%	95,518	27.6%	87,778	31.4%	1.1%	10.0%
Government Securities – Domestic	89,646	26.8%	88,487	25.6%	80,377	28.8%	1.3%	11.5%
Government Securities – Foreign	6,899	2.1%	7,031	2.0%	7,401	2.7%	-1.9%	-6.8%
Chile	2,238	0.7%	1,663	0.5%	645	0.2%	34.6%	246.9%
Korea	1,672	0.5%	1,640	0.5%	295	0.1%	2.0%	466.8%
Denmark	1,446	0.4%	1,790	0.5%	3,270	1.2%	-19.2%	-55.8%
United States	510	0.2%	831	0.2%	1,137	0.4%	-38.7%	-55.2%
Uruguay	329	0.1%	189	0.1%	404	0.1%	74.1%	-18.5%
Paraguay	240	0.1%	329	0.1%	387	0.1%	-27.1%	-38.0%
Colombia	143	0.0%	1	0.0%	0	0.0%	0.0%	0.0%
Mexico	140	0.0%	359	0.1%	244	0.1%	-60.9%	-42.5%
Argentina	104	0.0%	170	0.0%	206	0.1%	-38.9%	-49.6%
Spain	0	0.0%	0	0.0%	782	0.3%	0.0%	-100.0%
Other	76	0.0%	59	0.0%	31	0.0%	30.3%	148.2%
Corporate Securities	40,140	12.0%	34,838	10.1%	31,409	11.3%	15.2%	27.8%
PGBL/VGBL Fund Quotas	65,606	19.6%	61,638	17.8%	51,124	18.3%	6.4%	28.3%
Derivative Financial Instruments	12,079	3.6%	9,623	2.8%	10,423	3.7%	25.5%	15.9%
Total	334,303	100.0%	346,015	100.0%	279,178	100.0%	-3.4%	19.7%

Evolution of Short-term Interbank Investments and Securities Portfolio

The breakdown of short-term interbank investments and securities in the past few quarters is shown below:

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	26

Balance Sheet

Short-term Interbank Investments and Securities Portfolio by maturity (*)

Our securities and derivative financial instruments are presented below in accordance with their maturity period, allowing us to see our positions by maturity date:

(*) It does not consider the balance of the PGBL and VGBL plan securities portfolio.

Securities by Categories

Our securities portfolio is classified into three categories: trading, available-for-sale and held-to-maturity. On June 30, 2012, the securities portfolio totaled R$202,290 million and trading securities accounted for 69.3% of it. The breakdown of the securities portfolio is presented in the chart below:

Credit Portfolio

Credit Portfolio by Product

In the table below, the credit portfolio is split into two groups: individuals and companies. For a better understanding of the performance of these portfolios, the main product groups of each segment are presented below:

R$ million

					Variation
	Jun 30, 12	Mar 31, 12	Dec 31, 11	Mar 31, 11	Jun/12 – Mar/12	Jun/12 – Dec/11	Jun/12 – Jun/11
Individuals	155,172	154,434	154,001	141,150	0.5%	0.8%	9.9%
Vehicles	56,575	59,054	60,093	60,141	-4.2%	-5.9%	-5.9%
Credit Card	36,777	36,574	38,961	34,555	0.6%	-5.6%	6.4%
Personal Loans	28,236	27,816	25,960	22,493	1.5%	8.8%	25.5%
Own Payroll Loans	9,794	9,323	8,842	7,532	5.1%	10.8%	30.0%
Mortgage Loans (*)	15,736	14,591	13,450	10,984	7.8%	17.0%	43.3%
Rural Loans	278	274	287	257	1.1%	-3.4%	7.9%
Argentina/Chile/Uruguay/Paraguay	7,778	6,802	6,408	5,187	14.3%	21.4%	49.9%
Companies	201,616	192,934	191,482	175,814	4.5%	5.3%	14.7%
Working Capital (**)	105,532	100,961	101,196	95,167	4.5%	4.3%	10.9%
BNDES/Onlending	38,737	37,669	38,023	36,087	2.8%	1.9%	7.3%
Export / Import Financing	20,998	19,615	18,318	13,741	7.1%	14.6%	52.8%
Vehicles	7,183	7,663	8,077	8,789	-6.3%	-11.1%	-18.3%
Acquired Payroll Loans	1,883	1,732	1,265	1,591	8.8%	48.9%	18.3%
Mortgage Loans	7,004	6,612	6,100	5,659	5.9%	14.8%	23.8%
Rural Loans	4,699	5,173	5,651	5,293	-9.2%	-16.9%	-11.2%
Argentina/Chile/Uruguay/Paraguay	15,580	13,509	12,852	9,485	15.3%	21.2%	64.3%
Total without Endorsements and Sureties	356,789	347,369	345,483	316,964	2.7%	3.3%	12.6%
Endorsements and sureties	56,611	53,150	51,530	43,144	6.5%	9.9%	31.2%
Total with Endorsements and Sureties	413,399	400,519	397,012	360,107	3.2%	4.1%	14.8%
Private Securities (***)	19,339	17,067	15,220	15,598	13.3%	27.1%	24.0%
Adjusted Total Risk	432,738	417,586	412,233	375,705	3.6%	5.0%	15.2%

(*) Does not consider co-obligation in mortgage loan assignment in the amount of R$463.6 million. If it was considered, this portfolio would have reached R$16,200 million;

(**) Also includes Revolving, Receivables, Hot Money, Leasing, and other; (***) Includes Debentures, CRI and Commercial Paper.

The portfolio of credits to individuals grew 0.5% from the end of the first quarter of 2012 to reach R$155,172 million on June 30, 2012. This growth is primarily attributable to the following increases: 7.8% in mortgage loans, amounting to R$15,736 million; 5.1% in the own payroll loan portfolio, amounting to R$9,794 million and 14.3% in our operations in the Southern Cone, amounting to R$7,778 million. On the other hand, our vehicle portfolio dropped 4.2% to R$56,575 million.

The portfolio of credit to companies grew 4.5% in the quarter to R$201,616 million. The changes in this portfolio were driven by the increase in export/import financing of 7.1% to R$20,998 million, mortgage loans, of 5.9%, to R$7,004 million, and our operations in the Southern Cone, of 15.3%, to R$15,580 million, offsetting the reductions seen in vehicle and rural credit portfolios.

Taking into account our fixed income private securities portfolio and the balance of sureties and endorsements, the adjusted balance of our overall credit portfolio amounted to R$432,738 million, a growth of 3.6% from March 31, 2012.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	27

Balance Sheet

Credit Portfolio by Risk Level

On June 30, 2012, the share of credits rated “AA” to “C” in the total portfolio was 91.0%, which indicates a 60 basis points increase compared to the previous quarter.

Evolution of Loan Portfolio by Risk Level

Credit Portfolio by Business Sector (includes endorsements and sureties)

The changes in the portfolio of credit to companies are listed below:

R$ million			Variation
			Jun/12 –
Business Sector	Jun/12	Mar/12	Mar/12
Sugar and alcohol	8,570	7,899	671	8.5%
Agribusiness and fertilizers	13,415	12,757	659	5.2%
Food and beverage	13,962	13,222	741	5.6%
Banks and other financial institutions	9,189	8,979	210	2.3%
Capital assets	8,634	8,426	207	2.5%
Pulp and paper	2,971	2,862	109	3.8%
Electronic and IT	6,467	6,335	132	2.1%
Energy and sewage	10,077	10,006	71	0.7%
Pharmaceuticals and cosmetics	6,257	6,168	89	1.4%
Real estate agents	13,963	13,415	548	4.1%
Entertainment and tourism	3,721	3,607	114	3.2%
Construction material	5,745	5,544	201	3.6%
Steel and metallurgy	10,920	10,279	641	6.2%
Mining	4,209	3,767	442	11.7%
Infrastructure work	7,012	6,910	102	1.5%
Oil and gas	4,257	4,151	106	2.6%
Petrochemical and chemical	7,457	7,671	(214)	-2.8%
Clothing and footwear	5,394	5,431	(36)	-0.7%
Transportation	17,964	17,801	163	0.9%
Vehicles and autoparts	19,018	18,751	267	1.4%
Sundry	73,752	66,546	7,206	10.8%
Total	252,957	240,529	12,427	5.2%

Credit Concentration

Our loan, lease and other credit operations, including endorsements and sureties, are diversified in our credit portfolio. Around 20.5% of the credit risk was concentrated in the 100 largest debtors at the end of June 2012. The credit concentration of the 100 largest debtors is as follows:

R$ thousand	Jun/12
		% of
Loan, lease and other credit operations	Risk	Total
Largest debtor	4,070	1.0
10 largest debtors	25,280	6.1
20 largest debtors	40,950	9.9
50 largest debtors	64,414	15.6
100 largest debtors	84,541	20.5

Operations under Renegotiation

Our portfolio of credits under renegotiation, including extended, modified and deferred repayments, amounted to R$18,450 million at the end of the second quarter, which represents 5.2% of the total credit portfolio. At the end of the second quarter of 2012, the ratio of the allowance for loan losses to the renegotiated portfolio was 41.5% in the period, a decrease of 40 basis points from the previous quarter. The following chart presents the changes in the past few quarters:

The portfolio of operations under renegotiation includes both renegotiated operations from the portfolio that had already been written off as losses and overdue and renegotiated operations, provided that at least one of their installments had been paid. At the time of the renegotiation of credits that had already been written off as losses, we recognize a provision for the total amount renegotiated, which is reversed only when there is a strong indication of the recovery of this credit, thus not generating an immediate result. This result is observable after payments are received on a regular basis for a few months.

The coverage ratio of the allowance for loan losses to 90-day Non-Performing Loans (NPL) in the renegotiated portfolio was 126% on June 30, 2012, and the 90-day NPL index was 32.9%, a decrease of 10 basis points from the first quarter of 2012.

Other and Permanent Assets

In the second quarter of 2012, “other assets” decreased 5.2% and reached R$120,377 million, which is equivalent to 13.5% of our total assets. This item basically comprises “foreign exchange portfolio” (see Note 9 to the financial statements), “tax credits”, “taxes and contributions for offset” and “escrow deposits”.

Our permanent assets, in the amount of R$12,845 million, are represented by “non-consolidated Investments in Brazil and abroad”, “fixed assets” and “deferred charges”. This quarter, this account represented 1.4% of total assets and increased 8.8% in relation to the previous quarter, mainly due to the recording of our investment in Banco CSF (Banco Carrefour) amounting to R$816 million.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	28

Balance Sheet

Funding	R$ million

				Variation
				Jun 30,12 -	Jun 30, 12 -
	Jun 30, 12	Mar 31, 12	Jun 30, 11	Mar 31,12	Jun 30,11
Demand Deposits	31,361	26,903	24,463	16.6%	28.2%
Savings Deposits	73,056	68,488	60,008	6.7%	21.7%
Time Deposits	120,872	127,385	121,641	-5.1%	-0.6%
Debentures (Linked to Repurchase Agreements and Third Parties’ Operations)	115,724	110,480	103,222	4.7%	12.1%
Funds from Bills (1)	38,757	37,318	19,519	3.9%	98.6%
(1) Total - Funding from Account Holders and Institutional Clients (*)	379,770	370,574	328,853	2.5%	15.5%
Onlending	34,694	34,932	34,277	-0.7%	1.2%
(2) Total – Funding from Clients	414,464	405,505	363,130	2.2%	14.1%
Assets Under Administration	422,623	423,205	379,392	-0.1%	11.4%
Technical Provisions for Insurance, Pension Plans and Capitalization	82,553	77,830	66,703	6.1%	23.8%
(3) Total – Clients	919,641	906,540	809,225	1.4%	13.6%
Interbank deposits	9,686	8,569	2,802	13.0%	245.6%
Funds from Acceptance and Issuance of Securities Abroad	12,973	10,953	11,736	18.4%	10.5%
Total Funds from Clients + Interbank Deposits	942,300	926,062	823,763	1.8%	14.4%
Repurchase Agreements (2)	81,941	103,253	95,684	-20.6%	-14.4%
Borrowings	20,885	17,142	18,670	21.8%	11.9%
Foreign Exchange Portfolio	36,775	49,364	25,458	-25.5%	44.5%
Subordinated Debt	42,948	44,984	37,210	-4.5%	15.4%
Collection and payment of Taxes and Contributions	4,238	5,837	9,385	-27.4%	-54.8%
Free Assets (3)	64,608	62,579	57,897	3.2%	11.6%
Free Assets and Other	251,395	283,159	244,306	-11.2%	2.9%
Total Funds (Free, Raised and Managed Assets)	1,193,695	1,209,221	1,068,068	-1.3%	11.8%

(1) Includes funds from Real Estate, Mortgage, Financial, Credit and Similar Notes; (2) It does not include own debentures., classified as funding; (3) Stockholders’ Equity + Minority Interests - Permanent Assets.

(*) In June 2012, funds from Institutional Clients totaled R$25,365 million, which corresponds to 6.7% of the total raised with clients.

On June 30, 2012, total funds from clients, including interbank deposits, amounted to R$942,300 million, corresponding to an increase of R$16,238 million from the first quarter of 2012. The main drivers were increases of R$4,458 million in demand deposits, of R$4,568 million in savings deposits, of R$4,724 million in technical provisions for insurance, pension plans and capitalization and of R$5,244 million in debentures.

Under Brazilian legislation, debentures issued by our leasing company are classified as deposits received under securities repurchase agreements. Since upon their acquisition by the bank, which is the conglomerate’s leading institution, the debentures are traded with the same characteristics as those of CDBs and other time deposits and, therefore, they are included in total deposits from account holders. In the first quarter of 2012, this type of funding totaled R$113,159 million, including institutional clients.

Total funds (free, raised and managed assets) amounted to approximately R$1.2 trillion on June 30, 2012, a decrease of R$15,525 million when compared to March 2012, mainly driven by the reduction in repurchase agreements and foreign exchange portfolio.

Year-on-year, we highlight the increase of R$118,537 million in funds obtained from clients, together with interbank deposits and foreign borrowings through securities, mainly due to the increase in investment funds and managed portfolios, funds from notes and technical provisions for insurance, pension plans and capitalization. Total funds (free, raised and managed assets) grew R$125,628 million.

Funds from clients (1)

(1) It includes institutional clients in the proportion of each type of product invested by them.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	29

Balance Sheet

Ratio between Credit Portfolio and Funding

R$ million

				Variation
				Jun 30,12 -		Jun 30, 12 -
	Jun 30, 12	Mar 31, 12	Jun 30, 11	Mar 31,12		Jun 30,11
Funding from Clients + Account Holders	414,464	405,505	363,130	2.2%		14.1%
Funds from Acceptance and Issuance of Securities Abroad	12,973	10,953	11,736	18.4%		10.5%
Borrowings	20,885	17,142	18,670	21.8%		11.9%
Other (1)	16,242	24,099	20,066	-32.6%		-19.1%
Total (A)	464,565	457,699	413,601	1.5%		12.3%
(-) Reserve Required by BACEN	(86,936)	(88,104)	(94,011)	-1.3%		-7.5%
(-) Cash (Currency) (2)	(13,614)	(10,551)	(15,186)	29.0%		-10.3%
Total (B)	364,014	359,044	304,405	1.4%		19.6%
Loan Portfolio (C) (3)	356,789	347,369	316,964	2.7%		12.6%
C/A	76.8%	75.9%	76.6%	90	bps	20	bps
C/B	98.0%	96.7%	104.1%	130	bps	-610	bps

(1) These comprise installments of subordinated debts that are not included in the Tier II Referential Equity.

(2) It includes cash, bank deposits of institutions without reserve requirements, foreign currency deposits in Brazil, foreign currency deposits abroad, and cash and cash equivalents in foreign currency.

(3) The credit portfolio balance does not include endorsements and sureties.

The ratio of the credit portfolio to funding before the deduction of compulsory deposits and cash and cash equivalents reached 76.8% in June 2012 compared to 75.9% in March 2012. If we take into consideration the compulsory deposits and cash and cash equivalents, this ratio reached 98.0% in June 2012 versus 96.7% in March 2012.

As of May 22, 2012, part of the funds that were previously intended for compulsory deposits started to be used in vehicle and small commercial vehicle financing and leasing operations due to the change in the criteria for the remuneration on compulsory deposits determined by Circular No. 3,569/11 and Circular No. 3,576/12 of the Central Bank of Brazil.

Ratio between Loan Portfolio and Funding

(*) Gross funding, disregarding the deductions of compulsory deposits and cash and cash equivalents.

External Funding (1)

The table below highlights the main issuances of Itaú Unibanco abroad in effect on June 30, 2012.

US$ million

		Balance at			Exchange	Balance at		Maturity
Instrument	Issuer	Mar 31,12	Issuances	Amortization	Variation	Jun 30,12	Issue Date	Date	Coupon %p.y.
Fixed Rate Notes(2)	Itaú Chile	97				97	07/24/2007	07/24/2017	UF(7) + 3.79%
Fixed Rate Notes(3)	Itaú Chile	98				98	10/30/2007	10/30/2017	UF(7) + 3.44%
Floating Rate Notes	Itaubank	393				393	12/31/2002	03/30/2015	Libor (8) + 1.25%
Floating Rate Notes(4)	IBBA International	80		(6)	(4)	70	12/22/2005	12/22/2015	Euribor(9) + 0.55%
Medium Term Notes(5)	IBBA Nassau	212		(212)		-	05/30/2007	05/30/2012	9.21%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	04/15/2010	04/15/2020	6.20%
Medium Term Notes	Banco Itaú Holding Cayman	1,000				1,000	09/23/2010	01/22/2021	5.75%
Medium Term Notes(6)	Banco Itaú Holding Cayman	274			(27)	247	11/23/2010	11/23/2015	10.50%
Medium Term Notes	Banco Itaú Holding Cayman	250				250	01/24/2011	01/22/2021	5.75%
Medium Term Notes	Banco Itaú Holding Cayman	500				500	06/15/2011	12/21/2021	6.20%
Medium Term Notes	Banco Itaú Holding Cayman	550				550	01/24/2012	12/21/2021	6.20%
Medium Term Notes	Banco Itaú Holding Cayman	1,250				1,250	03/19/2012	03/19/2022	5.65%
Other Notes(10)		3,894	747			4,641
Total		9,599	747	(219)	(31)	10,096

(1) The balances refer to principal amounts; (2) and (3) Amounts in US$ equivalent on the issuance dates to CHP 46.9 billion and CHP 48.5 billion, respectively; (4) Amounts in US$ equivalent on the issuance dates to 55 million; (5) and (6) Amounts in US$ equivalent on the date to R$387 million and R$500 million, respectively; (7) Development Financial Unit; (8) 180-day Libor; (9) 90-day Euribor; (10) Structured Notes.

On June 30, 2012, funds obtained abroad totaled US$10,096 million, an increase of US$497 million from the previous quarter (presented in the “Funding” table in the previous section as Foreign Borrowings through Securities and Subordinated Debt).

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	30

Balance Sheet by Currency (*)

We adopt a management policy for foreign exchange risk associated with our asset and liability positions that is primarily intended to prevent impacts on consolidated results from fluctuations in foreign exchange rate parities.

Brazilian tax legislation determines that gains and losses from exchange rate variations on permanent foreign investments must not be included in the tax basis. On the other hand, gains and losses arising from financial instruments used to hedge such asset positions are impacted by tax effects. Therefore, in order not to expose net income to foreign exchange rate variations, a liability position must be built at a higher volume than the hedged assets.

The Balance Sheet by Currency shows our assets and liabilities denominated in local and foreign currencies. On June 30, 2012, the net foreign exchange position was a liability of US$5,565 million.

Assets | Jun30, 2012

		Business in Brazil			R$ million
				Foreign	Business
	Consolidated	Total	Local Currency	Currency	Abroad
Cash and Cash Equivalents	13,614	8,885	6,083	2,802	5,960
Short - Term Interbank Deposits	119,934	111,383	105,731	5,652	14,221
Securities	214,369	188,550	188,321	230	57,869
Loan, Lease and Other Loan Operations	329,733	273,248	260,253	12,995	62,930
Loans	356,789	299,348	286,353	12,995	63,885
(Allowance for Loan Losses)	(27,056)	(26,100)	(26,100)	-	(956)
Other Assets	198,314	170,822	157,779	13,043	39,438
Foreign Exchange Portfolio	36,584	15,693	4,396	11,297	32,280
Other	161,730	155,128	153,383	1,746	7,158
Permanent Assets	12,845	29,910	12,048	17,862	797
Total Assets	888,809	782,798	730,214	52,584	181,215
Derivatives - Purchased Positions				75,671
Total Assets After Adjustments (a)				128,255

Liabilities and Equity | Jun30, 2012

		Business in Brazil			R$ million
				Foreign	Business
	Consolidated	Total	Local Currency	Currency	Abroad
Deposits	234,975	171,048	170,781	267	71,295
Funds Received under Securities Repurchase	195,100	187,179	187,179	-	7,921
Funds from Acceptances and Issue of Securities	54,296	72,177	41,097	31,080	12,217
Borrowings and On Lendings	55,579	43,227	34,948	8,278	19,098
Interbank and Interbranch Accounts	8,100	7,907	5,929	1,978	193
Derivative Financial Instruments	9,215	7,499	7,499	-	2,896
Other Liabilities	170,717	133,845	123,191	10,653	48,822
Foreign Exchange Portfolio	36,775	15,859	5,797	10,062	32,305
Other	133,942	117,985	117,394	591	16,517
Technical Provisions of Insurance, Pension Plans and Capitalization	82,553	82,522	81,184	1,338	31
Deferred Income	821	740	491	249	81
Minority Interest in Subsidiaries	1,817	1,018	1,018	-	799
Stockholders' Equity of Parent Company	75,636	75,636	75,636	-	17,862
Capital Stock and Reserves	68,906	68,906	68,906	-	17,248
Net Income	6,730	6,730	6,730	-	614
Total Liabilities and Equity	888,809	782,798	728,954	53,844	181,215
Derivatives - Sold Positions				85,660
Total Liabilities and Equity After Adjustments (b)				139,504
Net Foreign Exchange Position Itaú Unibanco (c = a - b)				(11,249)
Net Foreign Exchange Position Itaú Unibanco (c) in US$				(5,565)

(*) It does not consider eliminations of operations between local and foreign business units.

Assets and liabilities denominated in foreign currencies

We present below the net foreign exchange position, a liability position at a higher volume than the balance of the hedged assets (overhedge), which, when considering the tax effects on the net balance of other assets and liabilities denominated in foreign currency, reflects the low exposure to foreign exchange variations.

			R$ million
	Balance Sheet		Variation
	Jun-12	Mar-12	jun 12 - mar 12
Investments Abroad	17,862	21,783	(3,921)	-18.0%
Net Foreign Exchange Position (Except Investments Abroad)	(29,111)	(37,498)	8,387	-22.4%
Total	(11,249)	(15,714)	4,466	-28.4%
Total in US$	(5,565)	(9,670)	4,105	-42.4%

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	31

Risk Management

Risk Management

Itaú Unibanco regards risk management an essential instrument for optimizing the use of resources and selecting the best business opportunities in order to create value to its stockholders.

The risk management processes permeate the entire institution and has the full involvement of the Board of Directors and the Senior Management, which, through Committees and Commissions Superiors, determines the overall objectives, expressed as targets and limits to the risk management business units. The control units, in turn, support the bank’s management by means of monitoring procedures and risk analysis.

For additional information about risk management structure, we recommend you consult the Investor relations web site at www.itau-unibanco.com.br/ri >> Corporate Governance >> Risk Management Risk Circular 3,477.

Credit Risk

Our credit risk management aims at creating value to its stockholders managing the risk-adjusted return and maintaining the credit portfolio quality at levels appropriate to each market segment in which we operate.

The credit risk control is centralized, carried out by an independent executive area responsible for preparation of corporate guidelines for credit risk control, evaluation of credit policies and new products, establishment of the governance of model development, including its validation, calculation and monitoring of the referential equity, calculation of the parameters of the portfolio’s risk and return as well as its monitoring, and determination of rules and follow up of allowance for loan losses. Itaú Unibanco’s centralized process for validating and approving credit policies and models ensures the timing of credit actions and the optimization of business opportunities.

The loan portfolio, including sureties and endorsements, amounted to R$ 413,399 million on June 30, 2012, growing 3.2% compared to the balance of the first quarter of 2012. The balance of the allowance for loan and lease losses reached R$ 27,056 million.

Operational Risk

Our operational risk management structure in the whole organization establishes procedures for identifying, assessing, mitigating, monitoring and reporting operational risks, as well as the roles and responsibilities of the bodies that participate in this structure.

Liquidity Risk

The liquidity risk management aims at using the best practices in order to ensure sufficient liquidity to withstand potential outflows in times of market stress scenario, as well as to ensure the compatibility between funding and terms and liquidity of assets. We have a structure dedicated to improve monitoring, control and analyses by applying models of statistical and economic/financial forecasts of the variables that impact cash flows and the level of local and foreign currency reserve.

The ratio of credit portfolio to funding before deducting compulsory deposits and cash equivalents reached 76.8% in June, 2012, compared to 75.9% in March, 2012.

Market Risk

Our strategy is aimed at balancing corporate business goals, taking into account the political, economic and market conditions, market risk portfolio of the institution and expertise to operate in specific markets. The market risk control is based on a comprehensive and complementary use of methodologies as well as quantitative tools to estimate, monitor and manage risks, in line with best market practices.

VaR of Itaú Unibanco

The table showing the Consolidated Global VaR provides an analysis of the exposure to market risk faced by the portfolios of Itaú Unibanco and its foreign subsidiaries, and also demonstrates where there are higher concentrations of market risk. In this quarter we maintained our conservative management and portfolio diversification, keeping our policy of operating within lower limits in relation to our capital.

Aiming to improve the quality of the market risk quantitative information, Itau Unibanco has grouped the risk factors presented at the VaR Table for this quarter. The institution’s market risk exposure is not impacted by this format, which may be verified by the absence of changes in the totals of the Global VaR tables. The figures presented in this publication, which concern both current and previous years, already reflect the new disposition of grouped risk factors.

The recent changes related to the basic interest rate and savings account led to fluctuations in futures market interest rate structure, increasing the volatility of financial markets and increasing global VaR of the Itaú Unibanco’s portfolio this quarter.

VaR by Risk Factor		R$ million
	Jun 30, 12	Mar 31, 12
Itaú Unibanco
Interest rate	190.8	101.4
Foreign exchange linked interest rate	24.8	20.7
Foreign exchange	17.0	20.1
Prices index linked interest rate	229.6	27.0
Equities	17.7	23.0

Itaú Unibanco Foreign Units
Banco Itaú BBA International	1.6	1.8
Banco Itaú Argentina	2.4	2.5
Banco Itaú Chile	6.1	9.2
Banco Itaú Uruguay	1.7	1.2
Banco Itaú Paraguay	0.2	0.3

Diversification effect	(90.3)	(64.7)

Global VaR	401.5	142.5
Maximum VaR	601.4	181.7
Average VaR	401.2	154.3
Minimum VaR	118.0	135.1

Adjusted for tax effects. VaR refers to the maximum potential loss for a day, with 99% confidence level. Volatilities and correlations are estimated based on a methodology that confers higher weight to the most recent information.

Evolution of Itaú Unibanco's Value at Risk

Capital Adequacy

Itaú Unibanco maintains proper levels of Referential Equity in relation to the Required Referential Equity, which is a regulatory minimum requirement. We compare, on a systematic basis, this minimum requirement with our internal estimates of required economic capital and we concluded that it is, in aggregate, sufficient to cover the risks incurred, including those that are not directly covered in the Required Referential Equity.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	32

Capital Ratios (BIS)

Solvency Ratios | Economic-Financial Consolidated

				R$ million
				Variation
				Jun/12 -		Jun/12 -
	Jun 30,12	Mar 31,12	Jun 30,11	Mar/12		Jun/11
Stockholder´s Equity of Parent Company	75,636	72,484	63,731	3,151		11,905
(-) Intangible	(4,210)	(3,810)	(2,891)	(400)		(1,319)
(=) Tangible Equity (A)	71,426	67,538	60,840	3,888		10,586
(=)Adjusted Risk-weighted Exposure (B)	606,149	568,693	524,654	37,456		81,495
Ratios (%)
BIS (Referential Equity / Total exposure weighted by risk)	16.9	16.1	16.1	80	bps	80	bps
Tier I	12.4	12.5	12.8	-10	bps	-40	bps
Tangible Capital (A) / ((B) (-) Intangible asset not eliminated in the weighting)	11.9	11.8	12.1	10	bps	-20	bps

On June 30, 2012, stockholders' equity of the parent company totaled R$75,636 million, an increase of R$3,151 million in relation to March 31, 2012.

The BIS ratio reached 16.9%, up 80 basis points from March 31, 2012, mainly due to the approval, by the Central Bank of Brazil, for subordinated debts amounting to R$6,095 million to compose the Tier II of the Referential Equity.

If we took into consideration the other issuances that are pending approval of the Central Bank of Brazil, amounting to R$1,777 million, our BIS ratio would have reached 17.2% (effect of 30 basis points).

The breakdown of the BIS ratio, including the Tangible Equity Ratio(*) is presented below.

Solvency Ratios

(*) The Tangible Common Equity – TCE is defined internationally as equity less intangible assets, goodwill and preferred shares. In Brazil, preferred shares essentially fulfill the role of capital and, therefore, were not excluded. We point out that the tax credits were not excluded for this calculation and, therefore, do not represent the concept of core capital introduced by the Basel Pillar III.

Note: The Basel ratio of the financial system consolidated (another criterion used by the Central Bank of Brazil) reached 16.6% on June 30, 2012. The difference between the Basel ratios of the financial conglomerate and the economic-financial consolidated (CONEF) arises from the inclusion of non-financial subsidiary companies of its economic-financial consolidated, the funds of which, when necessary, may be distributed to financial companies, through the payment of dividends/JCP (interest on own capital) or corporate reorganization.

Referential Equity | Economic-Financial Consolidated

							R$ million
							Variation
							jun/12 –	jun/12 –
	Jun 30,12		Mar 31,12		Jun 30,11		mar/12	jun/11
Referential Equity Tier I	75,267	73.4%	72,860	77.6%	67,327	79.5%	2,407	7,939
Referential Equity Tier II (*)	27,252	26.6%	21,092	22.4%	17,390	20.5%	6,161	9,862
Referential Equity	102,519		93,951		84,717		8,568	17,802

(*) Considers the Preferred shares with clause of redemption and the exclusion of borrowing instruments issued by financial institutions and adjustment to market value— securities and derivatives.

On June 30, 2012, our Referential Equity reached R$102,519 million, an increase of R$8,568 million when compared to March 31, 2012, mainly due to the approval, by the Central Bank of Brazil, for subordinated debts amounting to R$6,095 million to compose the Tier II of the Referential Equity. When compared to the same period of the previous year, the Referential Equity increased R$17,802 million.

The ratio between Tier I and Referential Equity reached 73.4%, a reduction of 420 basis points when compared to March 31, 2012 due to the increase of 29.2% in the Tier II Referential Equity in relation to the growth of 3.3% in the Tier I Referential Equity in the second quarter of 2012.

Subordinated Debt and Referential Equity Tier II | Jun 30, 2012							R$ million
	Maturities
	< 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	> 5 years	Total
CDB	5,202	3,222	1,657	4,368	1,349	-	15,799
Financial Treasury Bills	-	-	-	-	7,428	6,539	13,967
Euronotes	-	-	-	-	-	9,216	9,216
Eurobonds	-	-	-	-	-	-	-
Subordinated Debt	5,202	3,222	1,657	4,368	8,777	15,755	38,983
Subject to approval - Central Bank of Brazil (*) and Other	-	-	-	213	1	3,751	3,965
Subordinated Debt - Total	5,202	3,222	1,657	4,581	8,778	19,507	42,948
(*) Subordinated debt that does not make up the Tier II Referential Equity.
Subordinated Debt (part of Referential Equity Tier II)	-	644	663	2,621	7,022	15,755	26,705

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	33

Capital Ratios (BIS)

Exposure by Risk

				R$ million
				Variation
				Jun/12 -	Jun/12 -
	Jun 30,12	Mar 31,12	Jun 30,11	Mar/12	Jun/11
Exposure weighted by credit risk (EPR)	545,796	526,233	481,289	19,563	64,507
Portion required for credit risk coverage (PEPR = 0.11x(EPR))	60,038	57,886	52,942	2,152	7,096
FPR at 20%	437	355	379	82	58
FPR at 35%	184	175	10	9	174
FPR at 50%	4,759	4,598	3,841	161	917
FPR at 75%	13,166	13,585	14,126	(419)	(960)
FPR at 100%	37,722	35,996	33,197	1,726	4,526
FPR at 150%	1,616	1,427	-	189	1,616
FPR at 300%	1,846	1,438	1,085	409	762
Derivatives – potential future gain	308	313	304	(5)	4
Portion required for operational risk coverage (POPR)	4,394	4,394	3,435	-	959
Portion required for market risk coverage	2,244	2,051	1,335	193	909
Operations subject to interest rate variation (PJUR)	2,064	1,828	1,143	236	921
Operations subject to commodity price variation (PCOM)	102	112	130	(11)	(28)
Operations subject to stock price variation (PACS)	79	111	62	(32)	17
Total exposure weighted by risk (Risk Weight Assets - RWA) [EPR + (1/0.11x(Operational Risk+Market Risk)]	606,149	584,827	524,654	21,322	81,495

The total exposure weighted by risk amounted to R$606,149 million on June 30, 2012. The growth of R$21,322 million in relation to March 31, 2012 is mainly due to the increase of R$2,152 million in the portion required for credit risk coverage, influenced by the increase in the volume of non-retail credit operations. In addition to this change, the portion required for market risk coverage also grew R$193 million, mainly influenced by the implementation of calculation systems of the Central Bank of Brazil (Circular No. 3,568/BACEN).

In accordance with the Circular Letters No. 3,383 and No. 3,476 of the Central Bank of Brazil, the portion required to cover operational risk is recalculated every six months. In June 2012, this portion reached R$4,394 million.

Evolution of the composition of the risk weighted exposure

Composition of the portion to cover credit risk (PEPR = 0.11x(EPR))

ROA - Risk Adjusted

				2 ndQ/12 x		2 ndQ/12 x
	2ndQ/12	1stQ/12	2ndQ/11	1stQ/12		2 ndQ/11
ROA - Return on Assets (A)	1.6%	1.6%	1.7%	0	bps	-10	bps
Return on Average Risk Weight Assets / Average Assets (B)	66.7%	66.0%	65.9%	70	bps	80	bps
ROA Risk Adjusted (A/B)	2.4%	2.5%	2.6%	-10	bps	-20	bps

In the second quarter of 2012, the annualized recurring return on average assets reached 1.6%, practically unchanged in relation to the previous quarter.

The relationship between the exposure weighted by credit, operational and market risks and the average total assets reached 66.7% in the second quarter of 2012 compared to 66.0% in the previous period, an increase of 70 basis points.

As a consequence, the risk-adjusted ROA, which considers the return and total weighted assets that require capital allocation, was 2.4% in the second quarter of 2012, representing a decrease of 10 basis points from the first quarter of 2012.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	34

Ownership Structure

The management of our ownership structure is mainly intended to optimize the capital allocation to the various segments comprising the conglomerate.

The average acquisition cost of treasury shares, as well as the activity of options granted to conglomerate executives under the Stock Option Plan, are set out in Note 16-f of the Complete Financial Statements.

The table below shows the number of shares of capital stock and treasury shares as of June 30, 2012, the average cost of the 53 million shares in Treasury was R$ 28.99 per share:

Number of Shares | Itaú Unibanco Holding S.A.

			In thousands
	Common Shares	Non-Voting Shares	Total
Balance of Shartes	2,289,286	2,281,650	4,570,936
Treasury Shares	2	53,295	53,297
Total Shares (-) Treasury	2,289,284	2,228,355	4,517,639

The organization chart below summarizes the current ownership structure on June 30, 2012:

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	35

Performance in the Stock Market

Performance in the Stock Market | 2nd Q/12

Our voting and non-voting shares were traded on all BM&FBOVESPA’s sessions in 2012. Additionally, our non-voting shares are included in all stock exchange indexes where financial institution shares may be listed.

	(R$)	(R$)	(US$)
	Non-
	Voting	Common
	Shares	Shares	ADRs
	ITUB4	ITUB3	ITUB
Closing Price at 06/30/2012	28.29	25.41	13.92
Maximum price in quarter*	35.58	30.93	19.50
Average price in quarter	29.70	26.48	15.16
Minimum price in quarter**	26.73	24.30	12.84
Closing Price at 03/31/2012	34.93	30.30	19.19
Maximum price in the last 12 months	38.94	33.30	23.85
Average price in the last 12 months	32.00	27.68	18.04
Minimum price in the last 12 months	25.15	21.51	12.84
Closing Price at 06/30/2011	36.45	30.72	23.55
Change in the last 12 months	-22.4%	-17.3%	-40.9%
Change in 2nd Q/12	-19.0%	-16.1%	-27.5%
Average daily trading financial volume - last 12 months (million)	295	6	274
Average daily trading financial volume in 2nd Q/12 (million)	316	6	245

* prices on 04/02/12 for non-voting shares, 04/03/12 for common shares and ADRs.

** prices on 05/17/12 for non-voting shares , 06/28/12 for common shares and ADRs.

Price / Earnings *

(*) Closing price at the period-ended / Earnings per share

Price / Book Value *

(*) Closing price at the period-ended / Book Value per share

Annoucements to the Market | 2nd Q/12

On May 31, 2012, we filed the Reference Form for 2011 with the Brazilian Securities and Exchange Commission (CVM).

The Form is an important source of financial information, risk management and management information, among other.

The document is available on the Investor Relations website: www.itau-unibanco.com/ir  >  Financial Statements  >  CVM Instructions 480/481.

Market Capitalization (*) vs. Ibovespa Index

As of June 30, 2012, our market capitalization was R$126,720 million. When compared to second quarter of 2002, our market capitalization grew the equivalent to 7.4 times, whereas the Ibovespa grew 4.9 times.

According to the information provided by Bloomberg, as of June 30, 2012, we were the 15th largest bank in the ranking of banks by world market capitalization.

(*) Average price of non-voting shares (the most liquid) at the last trading day of the period x total shares outstanding.

Market Consensus

Main market analysts periodically issue their recommendations on shares subject to their analysis. These recommendations help a number of investors to select the best option in which to invest.

Based on information provided by Bloomberg and Thomson Analytics, on July 17, we reproduce in the table below the recommendations on Itaú Unibanco Holding’s non-voting shares.

	Thomson	Bloomberg
Buy	9	15
Hold	5	6
Sell	2	2
Number of Analysts	16	23

Based on Bloomberg data, the average target price estimated for the end of 2012 is R$39.85. If we consider the closing price on June 30, there is a potential growth of 40.1% in the share price for the period, based on this third party analysis. Thomson does not publish the target price indicated by the analysts available.

Repurchase of Treasury Shares

Since November 2004, Itaú Unibanco has been disclosing, on a monthly basis, on its Investor Relations website, its transactions with its own shares. The voluntary disclosure on these transactions strengthens Itaú Unibanco’s commitment with the adoption of Corporate Governance best practices in its business.

In May 2012, we purchased 3,500,000 non-voting shares at the average price of R$28.30, totaling approximately R$99.1 million.To learn more, please visit: www.itau-unibanco.com/ir > Corporate Governance > Acquisition of Own Shares.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	36

Market Relations

Continuing the Apimec 2012 meeting cycle around Brazil, until July of 2012, we held 13 of the 22 meetings scheduled for the year, eight of which in events of Expo Money, a financial education-oriented fair. To date, 3,190 people participated in our Apimec meetings.

We also participated in all eight Expo Money fairs carried out in Brazil through June 2012. During these events, professionals from the Investor Relations area, Itaú Corretora and experts in investment products were available to talk to stockholders, investors and other stakeholders.

Apimec meetings scheduled to the third quarter as as follows:

APIMEC Meetings | 3rdQ 2012
Brasília*	Aug-17
Uberlândia	Aug-20
Campo Grande	Aug-23
Santos	Sep-04
Manaus	Sep-11
São Paulo	Sep-25

* To be held at Expo Money fair

Tender Public Offer (OPA) Redecard

In the first quarter, we announced to the market our intention to acquire the shares of non-controlling stockholders of Redecard S.A. (“Redecard”) and cancel its registry as a publicly-held company. Among other reasons, the Tender Offer arises from the view that the market in which Redecard operates is going through significant regulatory, competitive and technology changes, making that the business currently conducted by Redecard become more effective if it is conducted together with the financial operations and services performed by the bank. The draft of the Tender Offer, the two appraisal reports on Redecard shares, prepared by the specialized companies N M Rothschild & Sons (Brazil) Ltda. and Banco de Investimentos Credit Suisse (Brazil) S.A., and the two Fairness Opinions prepared by BR Partners Assessoria Financeira Ltda. and Citigroup Global Markets Inc., are available at the CVM website and at the investor relation session of Redecard session of Redecard website.

The Tender Offer is subject to (i) the approval of regulatory bodies; (ii) market conditions and (iii) terms of the draft of the call notice, especially section 3.7 – “Tender Offer Conditions", as provided on Redecard’s Investor Relations website on July 18, 2012 and filed with the CVM.

Ratings

In June, the ratings agency Moody’s disclosed the revision of Brazilian banks’ ratings based on a new global methodology. The new Itaú Unibanco’s and Itaú BBA’s ratings are one level above Brazil’s sovereign rating.

The ratings assigned to Itaú by the main ratings agencies are presented below:

Non–voting Shares (PN - ITUB4) Appreciation

The chart below shows the evolution of R$100 invested on June 30, 2002 through June 30, 2012, by comparing our stock prices, with and without reinvestment of dividends, to the performance of Ibovespa and CDI (Interbank Deposit Certificate). With an average growth of 21% p.y., our non-voting shares with dividends reinvested appreciated above Ibovespa and CDI.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	37

Awards

Sustainable Bank of the Year in the Americas: We were awarded by the British newspaper Financial Times and the IFC, the financial branch of the World Bank, as the sustainable bank of the year in the Americas, one of the most important awards in the world related to Sustainability, for the fourth consecutive year. In 2012, 181 institutions from 67 countries competed for this award.

World's Best Banks 2012: We were elected the Best Bank of Brazil and Paraguay, according to Global Finance magazine. The vncedores are chosen through research analysts, consultants and executives of financial institutions.

Agência Estado (AE) Projections Highlight: Itaú Asset Management received the Basic Top award and Itaú Unibanco received the Overall Top and Basic Top awards. The award, which is granted to the ten top ranked in the AE Projections Ranking, assesses the institutions whose projections for Brazil’s main economic indicators are the closest to real results.

Top Gestão of Valor Econômico magazine: Itaú Asset Management was considered the best asset manager in the year for variable income. The award, which is granted based on the analysis of Standard & Poor’s, selects the best managers in the Brazilian investment fund industry.

Partnership with Ideal Invest

Itaú Unibanco entered into an association agreement with Ideal Invest to increase the offering of student loans in Brazil. Ideal Invest is the manager of Pravaler, the largest private student loan program in Brazil.

The association, which is subject to the approval of regulatory bodies and the compliance with certain conditions to be completed, will provide Itaú Unibanco with an interest of 20% to 30% in the capital of Ideal Invest. Ideal Invest will be the manager of the student loan portfolios of both institutions.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	38

analysis of segments

Itaú Unibanco Holding S.A.

2nd quarter of 2012 Management Discussion & Analysis

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	40

Analysis of Segments

Pro Forma Adjustments

Adjustments made to the balance sheet and statement of income for the year are based on managerial information from the business units.

The Activities with the Market + Corporation column presents the result from excess of capital, excess of subordinated debt and the net balance of tax assets and liabilities. It also shows the financial margin on market transactions, costs of Treasury operations, equity in the earnings of companies that are not linked to any segment, as well as those adjustments relating to minority shareholdings in subsidiaries and our interest in Porto Seguro.

The financial statements were adjusted in order to replace the accounting stockholders’ equity with funding at market prices. Subsequently, the financial statements were adjusted in order to include revenues linked to allocated capital at each segment. The cost of subordinated debt and the respective remuneration at market prices were allocated to segments on a pro rata basis, in accordance with the economic allocated capital.

In this quarter, the remaining balances of the credit card portfolio of current account holders from Unibanco, that were still classified in Consumer Credit, were reclassified to the Commercial Banking segment. For comparison purposes, credits related to March 31, 2012, and their corresponding provisions in the net amount of R$ 10.7 billion were also reclassified. These reclassifications did not affect the results.

As described on page 6 of this report, as from the first quarter of 2012, the criterion for accounting for discounts granted in renegotiations of credits that had already been written off as losses was improved. Theses discounts, which previously reduced the financial margin, started to be directly deducted from credit recovery income. In the first quarter, these discounts had not been segmented by channel and remained in the corporation accounts. Discounts are now reclassified to the proper segments, without changes in the respective net income, since this only represented a change between lines.

Allocated Capital

Impacts related to capital allocation are considered in the Pro Forma financial statements by segment. To this end, adjustments were made to the financial statements, using a proprietary model.

As from January 2011, the economic allocated capital model (EAC) was adopted for the Pro Forma financial statements by segment, which now considers, in addition to allocated capital Tier I, the allocated capital Tier II (Subordinated Debt) and the effects of the calculation of expected credit losses, in addition to that required by the Brazilian Central Bank Circular No. 2,682/99 of the CMN.

Accordingly, the allocated capital considers the following components: credit risk (including expected loss), operational risk, market risk, and insurance underwriting risk, when applicable.

Based on this measure of capital, we determined the Risk Adjusted Return on Capital (RAROC), which corresponds to an operational performance ratio consistently adjusted to the required capital needed to support the risks assumed.

Income Tax Rate

As from the first quarter of 2011, we began to consider the full income tax rate, net of the tax effect of the payment of interest on own capital, for the Commercial Bank, Consumer Credit, Itaú BBA and Activities with the Market. The difference between the amount of income tax determined by segment and the amount of the effective income tax, as indicated in the consolidated financial statement, is allocated to the Activities with the Market + Corporation segment column.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	41

Analysis of Segments

The pro forma financial statements of the Commercial Bank, Consumer Credit, Itaú BBA and Activities with the Market + Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On June 30, 2012					R$ million
				Activities with
	Commercial	Consumer		the Market +
	Bank	Credit	Itaú BBA	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	643,972	90,749	206,729	63,773	875,964
Cash and Cash Equivalents	11,951	-	1,663	-	13,614
Short-term Interbank Investments	167,015	-	23,724	3,911	119,934
Short-term Interbank Deposits in the Market	136,266	-	566	3,911	119,934
Short-term Interbank Deposits in Intercompany (*)	30,749	-	23,158	-	-
Securities and Derivative Financial Instruments	166,682	-	63,449	18,731	214,369
Interbank and Interbranch Accounts	73,316	-	4,685	-	77,937
Loan, Lease and Other Credit Operations	162,833	89,470	102,180	2,306	356,789
(Allowance for Loan Losses)	(14,330)	(6,672)	(987)	(9)	(21,998)
(Complementary Expected Loss Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	76,504	7,951	12,013	43,893	120,377
Foreign Exchange Portfolio	23,877	-	10,906	19,725	36,584
Others	52,627	7,951	1,107	24,168	83,793
Permanent Assets	7,764	1,710	1,030	2,341	12,845
Total Assets	651,736	92,459	207,759	66,114	888,809
Liabilities and Equity
Current and Long-Term Liabilities	620,172	81,554	195,036	43,060	810,535
Deposits	198,320	24	72,923	15,303	234,975
Deposits from Clients	182,924	24	42,174	15,303	234,975
Intercompany deposits (*)	15,395	-	30,749	-	-
Deposits Received under Securities Repurchase Agreements	118,476	57,936	53,077	(7,718)	195,100
Securities Repurchase Agreements in the Market	110,713	57,936	40,297	(7,718)	195,100
Securities Repurchase Agreements - Intercompany (*)	7,763	-	12,780	-	-
Funds from Acceptances and Issue of Securities	75,282	-	6,536	-	54,296
Interbank and Interbranch Accounts	5,043	21	3,101	-	8,100
Borrowings and Onlendings	23,446	3,371	30,124	-	55,579
Derivative Financial Instruments	4,461	-	7,887	-	9,215
Other Liabilities	112,591	20,201	21,388	35,474	170,717
Foreign Exchange Portfolio	24,219	-	10,756	19,725	36,775
Subordinated Debt and Other	88,372	20,201	10,633	15,749	133,942
Technical Provisions for Insurance, Pension Plans and Capitalization	82,553	-	-	-	82,553
Deferred Income	674	-	147	-	821
Minority Interest in Subsidiaries	-	-	-	1,817	1,817
Economic Allocated Capital - Tier I (**)	30,890	10,905	12,576	21,237	75,636
Total Liabilities and Equity	651,736	92,459	207,759	66,114	888,809

(*) The Intercompany operations were eliminated in the Consolidated.

(**) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution so as to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 2nd Quarter of 2012					R$ million
				Activities with
	Commercial	Consumer		the Market +
	Bank	Credit	Itaú BBA	Corporation	Itaú Unibanco
Operating Revenues	13,024	3,605	1,930	1,721	20,268
Managerial Financial Margin	8,382	2,146	1,395	1,537	13,469
Banking Service Fees and Income from Banking Charges	2,991	1,450	555	88	5,078
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,449	7	10	0	1,466
Other Operating Income	125	4	(30)	-	84
Equity in earnings of affiliates and Other investments	56	-	0	95	151
Non-operating Income	22	(2)	(0)	-	19
Loan and Retained Claims/ Losses net of Recovery	(3,888)	(1,356)	(212)	82	(5,374)
Expenses for Allowance for Loan Losses	(4,235)	(1,545)	(221)	13	(5,988)
Income from Recovery of Credits Written Off as Losses	858	190	9	69	1,126
Retained Claims	(511)	-	-	-	(511)
Operating Margin	9,136	2,249	1,718	1,803	14,895
Other Operating Income/(Expenses)	(6,860)	(1,901)	(811)	(138)	(9,705)
Non-interest Expenses	(5,975)	(1,659)	(715)	(67)	(8,411)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(640)	(242)	(96)	(72)	(1,050)
Selling Expenses From Insurance	(245)	-	-	-	(245)
Income before Tax and Profit Sharing	2,276	348	907	1,664	5,189
Income Tax and Social Contribution	(655)	(46)	(277)	(367)	(1,345)
Profit Sharing	(22)	(1)	(27)	(1)	(52)
Minority Interests in Subsidiaries	-	-	-	(214)	(207)
Recurring Net Income	1,599	301	604	1,082	3,585
(RAROC) – Return on Average Tier I Allocated Capital	20.3%	10.5%	20.7%	22.4%	19.4%
Efficiency Ratio (ER)	50.2%	49.3%	39.0%	4.0%	45.0%

Note: Non-interest Expenses item is made up of Personnel Expenses, Administrative Expenses, Other Tax Expenses and Operating Expenses.

The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	42

Analysis of Segments

The pro forma financial statements of the Commercial Bank, Consumer Credit, Itaú BBA and Activities with the Market + Corporation, presented below, are based on managerial information derived from internal models, so as to more accurately reflect the activities of the business units.

Pro Forma Balance Sheet by Segment | On March 31, 2011					R$ million
				Activities with
	Commercial	Consumer		the Market +
	Bank	Credit	Itaú BBA	Corporation	Itaú Unibanco
Assets
Current and Long-Term Assets	647,679	90,020	183,176	86,759	885,032
Cash and Cash Equivalents	10,117	-	435	-	10,551
Short-term Interbank Investments	185,854	-	23,158	3,741	144,399
Short-term Interbank Deposits in the Market	155,105	-	(0)	3,741	144,399
Short-term Interbank Deposits in Intercompany (*)	30,749	-	23,158	-	-
Securities and Derivative Financial Instruments	155,219	0	45,866	33,664	201,616
Interbank and Interbranch Accounts	74,582	4	5,449	-	80,017
Loan, Lease and Other Credit Operations	158,846	88,837	97,081	2,606	347,369
(Allowance for Loan Losses)	(14,216)	(5,934)	(730)	(13)	(20,893)
(Complementary Expected Loss Provisions)	-	-	-	(5,058)	(5,058)
Other Assets	77,278	7,113	11,917	51,820	127,032
Foreign Exchange Portfolio	28,472	-	11,041	29,028	49,092
Others	48,806	7,113	876	22,792	77,939
Permanent Assets	7,356	1,669	1,084	1,700	11,809
Total Assets	655,035	91,689	184,260	88,459	896,842
Liabilities and Equity
Current and Long-Term Liabilities	622,177	79,681	173,367	68,986	821,611
Deposits	197,893	16	65,907	16,244	231,345
Deposits from Clients	182,497	16	35,158	16,244	231,345
Intercompany deposits (*)	15,395	-	30,749	-	-
Deposits Received under Securities Repurchase Agreements	121,382	59,239	45,116	9,666	212,668
Securities Repurchase Agreements in the Market	113,619	59,239	32,335	9,666	212,668
Securities Repurchase Agreements - Intercompany (*)	7,763	-	12,780	-	-
Funds from Acceptances and Issue of Securities	69,454	-	5,744	-	49,336
Interbank and Interbranch Accounts	6,722	18	2,608	-	9,331
Borrowings and Onlendings	21,142	3,310	28,881	-	52,074
Derivative Financial Instruments	5,310	-	6,321	-	7,623
Other Liabilities	122,444	17,098	18,791	43,076	181,405
Foreign Exchange Portfolio	28,724	-	11,060	29,028	49,364
Subordinated Debt and Other	93,720	17,098	7,731	14,048	132,041
Technical Provisions for Insurance, Pension Plans and Capitalization	77,830	-	-	-	77,830
Deferred Income	698	-	145	-	843
Minority Interest in Subsidiaries	-	-	-	1,904	1,904
Economic Allocated Capital - Tier I (**)	32,159	12,008	10,748	17,569	72,484
Total Liabilities and Equity	655,035	91,689	184,260	88,459	896,842

(*) The Intercompany operations were eliminated in the Consolidated.

(**) The Economic Capital allocated to the Activities with the Market + Corporation column contains all the excess capital of the institution so as to arrive at the accounting net equity.

Pro Forma Income Statement by Segment | 1st Quarter of 2011					R$ million
				Activities with
	Commercial	Consumer		the Market +
	Bank	Credit	Itaú BBA	Corporation	Itaú Unibanco
Operating Revenues	13,219	3,496	1,893	1,327	19,914
Managerial Financial Margin	8,632	2,100	1,357	1,215	13,307
Banking Service Fees and Income from Banking Charges	2,960	1,405	562	85	5,003
Result from Insurance, Pension Plans and Capitalization Operations Before Retained Claims and Selling Expenses	1,468	(12)	5	0	1,461
Other Operating Income	99	11	(39)	-	57
Equity in earnings of affiliates and Other investments	52	-	3	26	81
Non-operating Income	7	(8)	5	0	4
Loan and Retained Claims/ Losses net of Recovery	(4,044)	(1,299)	(26)	65	(5,304)
Expenses for Allowance for Loan Losses	(4,366)	(1,531)	(79)	(55)	(6,031)
Income from Recovery of Credits Written Off as Losses	787	232	53	120	1,192
Retained Claims	(465)	-	-	-	(465)
Operating Margin	9,175	2,197	1,867	1,393	14,610
Other Operating Income/(Expenses)	(6,771)	(1,749)	(785)	(128)	(9,440)
Non-interest Expenses	(5,851)	(1,521)	(688)	(86)	(8,153)
Tax Expenses for ISS, PIS, Cofins and Other Taxes	(673)	(229)	(97)	(42)	(1,041)
Selling Expenses From Insurance	(246)	-	-	-	(246)
Income before Tax and Profit Sharing	2,404	447	1,082	1,265	5,170
Income Tax and Social Contribution	(751)	(86)	(361)	(211)	(1,408)
Profit Sharing	(26)	(5)	5	(1)	(28)
Minority Interests in Subsidiaries	-	-	-	(219)	(191)
Recurring Net Income	1,627	357	727	834	3,544
(RAROC) – Return on Average Tier I Allocated Capital	21.4%	13.2%	27.5%	17.4%	20.0%
Efficiency Ratio (ER)	48.6%	46.5%	38.3%	6.7%	44.5%

The Consolidated figures do not represent the sum of the parts, because there are operations between the companies that were eliminated only in the Consolidated figures.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	43

Analysis of Segments

Commercial Bank

The results from the Commercial Banking segment arise from the offer of banking products and services to a diversified client base, including individuals and companies. The segment includes retail clients, high income clients, high net-worth clients (private banking) and very small, small and middle market companies.

In the second quarter of 2012, the segment’s operating revenues decreased 1.5% from the previous quarter. The decreases of 2.9% in the financial margin and of 1.3% in the result of insurance, pension plans and capitalization operations were partially offset by the increase of 1.0% in banking service fees and income from banking charges and the increase of 26.3% in other operating income. Meanwhile, non-interest expenses grew 2.1% and loan and retained claim losses dropped 3.8%. These changes, among other things, generated a decrease of 1.7% in the recurring net income, of R$1.599 million, of the Commercial Bank segment when compared to the first quarter of 2012.

The credit portfolio totaled R$162,833 million at the end of the second quarter of 2012, increasing 18.5% when compared to the same period of the previous year. In the second quarter of 2012, the Commercial Bank segment’s return on allocated capital reached 20.3% a year and the efficiency ratio was 50.2%.

Some additional Commercial Bank Highlights:

Branch Network (*) | Individuals

Our service network covers the entire Brazilian territory and adopts a segmentation strategy that includes structures, products and services that are developed to meet the specific needs of our many different clients. Our segments are: Itaú, Itaú Uniclass, Itaú Personnalité and Itaú Private Bank.

Our products are available through our branch network and the “30 Horas” electronic channels and include: current accounts, investments, credit cards, personal loans, insurance, mortgage, vehicle financing and other banking products.

In the first six months of the year, we opened 39 branches and, at the end of the quarter, our branch network in Brazil comprised 4,714 points of service, including regular branches and Client Service Branches (CSB).

Retail Points of Service in Brazil (*)

(*) Does not include branches and CSBs abroad and Itaú BBA.

Geographical Distribution of Service Network (*)

Number of Branches and Client Service Branches (CSB)

Credit Portfolio

At the end of the first quarter of 2012, the credit portfolio of the individuals segment totaled R$74,837 million, an increase of 3.5% from the previous quarter.

In the quarter ended June 30, 2012, the credit portfolio of the companies segment, composed of very small, small and middle market companies with sales of up to R$150 million, grew 1.6% from the first quarter of 2012 and 5.7% from June 2011, to reach R$87,996 million.

Mortgage Loans

At the end of the second quarter of 2012, the mortgage loans portfolio, including securitized loans, amounted to R$23,204 million, with a growth of 6.9% and 56.0% in the quarter when compared to March 2012 and June 2011 respectively. The individuals portfolio, totaling R$16,199 million at the end of the second quarter, increased 7.4% when compared to the previous quarter and 74.6% in relation to the same period of the previous year, thus keeping the blistering pace of expansion that has characterized the real estate market in the past quarters. At the end of June 2012, the companies portfolio totaled R$7,004 million.

In the second quarter of 2012, the volume of new mortgage loan financing contracts for individuals was R$1,891 million, whereas financing to companies added up to R$1,420 million, totaling R$3,311 million in the period, corresponding to a growth of 17.7% when compared to the same period of the previous year.

Origination Volume

			R$ million
	2ndQ/12	1stQ/12	2ndQ/11
Individuals	1,891	1,798	1,947
Companies	1,420	1,016	2,645
Total	3,311	2,814	4,591

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	44

Analysis of Segments

Asset Management (*)

The Asset Management department, with more than R$322 billion in managed assets and 15.4% of the market share*, continues to focus on clients, increasingly expanding its product family. In addition to the strong local presence, the department is expanding internationally with professionals who are strategically allocated, searching for investment opportunities and solutions that are appropriate for global clients.

Asset Administration

We administer Privatization, Fixed Income and Equity Funds, Investment Clubs and Client Portfolios both in Brazil and abroad.

At the end of the first quarter of 2012, assets under administration totaled R$422.6 billion, stable when compared to the previous quarter and up 11.4% when compared to the same period of 2011.

According to ANBIMA, in May 2012 we ranked second in the global ranking of fund management and managed portfolios, with a 19.7% market share.

Solutions for Capital Markets

We offer several financial solutions for Capital Markets, including: fiduciary administration of investment funds, custody (funds, ADRs, Promissory Notes and bank credit notes), representation for non-resident investors and asset bookkeeping. We also act as guarantee agent in operations of Project Finance, Escrow Accounts, Loan and Financing Contracts and as a Depositary under Brazilian Depositary Receipts (BDR) programs.

We are leaders in custody services, with a 25.3% market share(*) and a total of R$879.6 billion in assets under custody (increase of 14% from the same period of 2011). Our domestic custody totaled R$659.6 billion and our international custody added up to R$219.9 billion at the end of May. We are leaders in the bookkeeping of debentures issued in 2012 and shares, providing services to 234 companies listed at the BM&F Bovespa (63.2% of the total). In May 2012, we reached R$2.8 trillion in assets under services.

In 2011, we were elected by the Global Custodian magazine the Best Custody Service Provider in Brazil for domestic (4th consecutive time) and international (3rd consecutive time) clients. In 2012, we were also recognized by the Global Finance magazine as the Best Custody Service Provider in Brazil for international clients.

(*) Source: ANBIMA (Brazilian Financial and Capital Markets Association) - May/2012

Consumer Credit

The results of the Consumer Credit segment arise from financial products and services offered to our non-account holder clients. In the second quarter of 2012, the segment recorded a recurring net income of R$301 million, a decrease of 15.5% when compared to the previous period. The return on allocated capital was 10.5% a year, and the efficiency ratio reached 49.3% in the period. As of June 30, 2012, the credit portfolio totaled R$89,470 million.

Vehicle Financing

The vehicle financing portfolio to individuals amounted to R$56,575 million at the end of the second quarter of 2012. New vehicle financing and leasing transactions totaled R$5,094 million, a decrease of 36.5% from the second quarter of 2011. Considering the vehicle portfolio, our market share was 31.4% at the end of May 2012.

Market, Default Levels and Selectivity

In accordance with Fenabrave (automotive vehicles distribution national federation) data, the market for new vehicles decreased 5.8% from the same quarter of 2011, which is equivalent to 81,400 units. The performance of the vehicle financing and leasing market decreased 14.7%, totaling R$24,277 million of new financing contracts. The drop in the volume of vehicle financing is due to the increase in default levels in the sector, related to vintages contracted in the second half of 2010 and first half of 2011, which led to higher down payments and reduced terms in the granted financing.

Average Term and Down payment (Itaú Unibanco)

The NPL over 90 days of Itaú Unibanco, measured by vintages four months after the origination, reached 1.5%, its maximum level, in April 2011. The negative performance led to a stricter selectivity in the origination since the second half of 2011. The approval rate has decreased and the profile of the vehicle financing risk also changed, with higher concentration of contracts rated A and B, of lower risk. The new criteria for vehicle financing led to a decrease in the default levels in the most recent credit origination periods. The chart below shows that, in April 2012, based on vintages originated in December 2011, 8 months after the peak of default rate levels, the NPL over 90 days of our portfolio decreased 120 basis points, reaching 0.3%, less than half of the default level of this market, not including Itaú Unibanco.

NPL over 90 | 4 months after vehicle financing grant

Source: data from Fenabrave (automotive vehicles distribution national federation) and Brazilian Central Bank

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	45

Analysis of Segments

Cards and Partnerships (*)

Through proprietary and partnership operations, we offer a wide range of credit and debit cards to more than 59.0 million current and non-current account holders (in number of accounts). In the second quarter of 2012, the volume of transactions amounted to R$54,873 million, an increase of 14.8% from the same period of the previous year.

Credit Cards

We are the leading player in the Brazilian credit card market. Through Itaucard, Hipercard, Joint Ventures, and commercial agreements with major retailers in the Brazilian market, we have reached 34.7 million client accounts, including both current and non-current account holders.

In this quarter, we continued to reduce the number of partnerships to concentrate on business of larger scale, following the efficiency gain target of the conglomerate. At the same time, we started to apply a more conservative financing policy in order to maintain the credit quality of our card portfolio. In the second quarter of 2012, the volume of credit card transactions amounted to R$42,743 million, which corresponds to an increase of 14.4% from the same period of the previous year.

* Personal Loan and Consumer Credit products are not taken into consideration; For demonstration purposes, the volumes and results presented here include the portion corresponding to current account holders, although these clients are segmented in the Pro Forma Statement of Income under the Commercial Banking segment As from the second quarter of 2012, we started to include the card base of Banco CSF S.A. (“Banco Carrefour”), which was indirectly acquired on May 31, 2012.

Debit Cards

In the debit card segment, which includes only current account holders, we have 24.2 million accounts. The volume of debit card transactions amounted to R$12,130 million in the second quarter of 2012, an increase of 16.3% from the same period of 2011.

Itaú BBA

The Itaú BBA segment is responsible for banking transactions with large companies and for investment banking services. Itaú BBA’s net income totaled R$604 million in the second quarter of 2012, a decrease of 16.9% when compared to the previous quarter, mainly explained by the results from loan losses. The return on allocated capital reached 20.7% per year.

The managerial financial margin totaled R$1,395 million in the second quarter, remaining practically stable when compared to the previous quarter. Banking service fees and income from banking charges added up to R$555 million, a decrease of 1.3% when compared to the previous quarter. The credit portfolio (with endorsements and sureties), in Brazil, increased 5.8% from the first quarter of 2012 and 22.1% when compared to the same period of the previous year, to R$149.5 billion. This year-on-year increase is basically due to Itaú BBA’s commercial effort to strengthen customer relationships, in particular (i) foreign trade financing, which grew 57.7% (if we exclude the effect of foreign exchange variation, the increase would be 21.8%), and (ii) sureties and endorsements portfolio, which increased 30.8%.

We continue to distinguish ourselves for the excellent level of quality of the loan portfolio, in which 96.5% of the credits attributed “AA”, “A” and “B” risk ratings in accordance with the criteria set forth in the Brazilian Monetary Council Resolution No. 2,682.

In investment banking, we highlight:

Domestic Fixed Income Offerings: 1st place in the ANBIMA distribution ranking for the participation in debenture, promissory note and securitization transactions, which totaled R$9.5 billion, corresponding to a 29.6% market share.

International Fixed Income Offerings: 1st place in the BondRadar ranking for Issues of Brazilian Companies of June 2012. Additionally, we ranked 3rd in the Dealogic ranking for Fixed Income Issues in Latin America, with an 8.6% market share, between January and June 2012.

Mergers and Acquisitions: We provided financial advisory services for 32 transactions, closing the first half of 2012 at the top of the Thomson Reuters ranking in volume of operations, which totaled US$14.5 billion.

Equity Offerings: We were 2nd in the ANBIMA Origination ranking of May 2012, with a volume of operations of R$1.2 billion.

In the corporate banking area, we highlight the following Itaú BBA operations:

Derivatives: Itaú BBA maintained its leading position in CETIP (clearing house for the custody and financial settlement of securities) in over-the-counter derivative operations with companies. We focused on operations that hedge the exposures to foreign currencies, interest rates and commodities with clients. The volume of operations contracted in the first half of 2012 was 43.4% higher than in the first half of the previous year.

Project Finance: Itaú BBA was contracted to provide structuring and/or advisory services for 52 projects in the first half of 2012 with total estimated investments in the infrastructure, energy and oil and gas industries of over R$60 billion.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	46

insurance, life and pension plans & capitalization

Itaú Unibanco Holding S.A.

2nd quarter of 2012 Management Discussion & Analysis

Insurance, Life and Pension Plans & Capitalization

The Pro Forma financial statements below were prepared based on Itaú Unibanco’s managerial information and are intended to explain the performance of the insurance-related businesses.

The numbers presented in this chapter are part of the Commercial Bank segment and do not include the results of the association with Porto Seguro, which were included in the Activities with the Market Corporation segment.

Pro Forma of Insurance, Life and Pension Plans and Capitalization Income Statement

			R$ million
			Variation
	2nd Q/12	1st Q/12	2nd Q/12 - 1st Q/12
Earned Premiums (a)	1,311	1,314	(3)	-0.2%
Result of Pension Plans and Capitalization (b)	149	158	(8)	-5.1%
Retained Claims (c)	(506)	(462)	(44)	9.5%
Selling Expenses (d)	(364)	(353)	(11)	3.0%
Other Operating Income/(Expenses) of Insurance Operations (e)	(10)	(17)	7	-39.3%
Underwriting Margin (f=a+c+d+e)	432	482	(51)	-10.5%
Result from Insurance, Pension Plans and Capitalization (g=b+f)	581	640	(59)	-9.2%
Managerial Financial Margin	290	325	(36)	-10.9%
Banking Service Fees and Income From Banking Charges	207	191	16	8.6%
Non-interest Expenses	(309)	(274)	(35)	12.8%
Tax Expenses for ISS, PIS and Cofins and other taxes	(55)	(79)	25	-31.1%
Other Operating Income	3	(1)	4	-
Operating Income	718	802	(85)	-10.5%
Non-operating Income	10	11	(1)	-5.7%
Income Before Income Tax and Social Contribution	728	813	(85)	-10.5%
Income Tax/Social Contribution	(259)	(304)	45	-14.9%
Profit Sharing	(1)	(1)	0	-37.3%
Recurring Net Income	469	508	(40)	-7.8%
(RAROC) — Return on Average Tier I Allocated Capital	36.1%	40.4%		-430 bps
Efficiency Ratio (ER)	35.8%	33.8%		200 bps

Note: Retained Claims are different from Consolidated Retained Claims, because they do not consider the operations of the activities abroad.

The Underwriting Margin refers to Insurance and Life and Pension Plans.

Non-interest Expenses comprise Personnel Expenses, Administrative Expenses, Tax Expenses, and Other Operating Expenses.

Recurring Net Income and Insurance Ratio

Insurance Ratio (%) = Insurance, Life and Pension Plans and Capitalization segment’s recurring net income/ Itaú Unibanco’s recurring net income

In the second quarter of 2012, the Insurance, Life and Pension Plans and Capitalization segment’s recurring net income totaled R$469 million, a reduction of 7.8% from the previous quarter. When compared to the same period of the previous year, this recurring net income increased 12.8%. The return on allocated capital reached 36.1% in the period, a decrease of 430 basis points from the previous quarter.

When compared to the previous quarter, the main factor that impacted net income was the decrease in the underwriting margin, mainly influenced by higher expenses with retained claims in the period.

The insurance ratio (which does not consider the 30% interest in Porto Seguro) represents the share of recurring net income from Insurance, Life and Pension Plans and Capitalization in Itaú Unibanco Holding’s recurring net income.

In the second quarter of 2012, the insurance ratio reached 13.0%, decreasing 130 basis points from the previous quarter.

Composition of Recurring Net Income of Insurance, Life and Pension Plans and Capitalization

In this quarter, the Life and Pension Plans subsegment increased its share in the composition of the recurring net income by 360 basis points in relation to the previous quarter.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	48

Insurance, Life and Pension Plans & Capitalization

Efficiency Ratio

In the second quarter, the efficiency ratio was 35.8%, corresponding to a 200 basis point increase from the previous period, mainly as a result of increased selling expenses and non-interest expenses, because of seasonal factors.

The risk-adjusted efficiency ratio adds to the formula the impacts of risk portions associated with Insurance and Life and Pension Plans (claims). In the second quarter, the index was 62.3%, an increase of 440 basis points from the first quarter of 2012.

(*) Net of Tax Expenses for ISS, PIS and Cofins and Other.

(**) Does not include Equity in Earnings of Affiliates and Other Investments and Non-operating Income.

Pro Forma Insurance, Pension Plans and Capitalization Balance Sheet

The Balance Sheet of the Insurance, Pension Plans and Capitalization segments is presented below. On June 30, 2012, total assets amounted to R$93.7 billion, increasing approximately R$5.0 billion from the first quarter of 2012. Technical provisions added up to R$82.5 billion, a 6.1% increase from the previous quarter, mainly due to the increase in the technical provisions of the VGBL product. We note that these numbers do not include the operations of the activities abroad and the 30% interest in Porto Seguro.

									R$ million
									Variation
									Jun 30, 12 -
	Jun 30, 12				Mar 31, 12				Mar 31, 12
		Life and				Life and
	Insurance	Pension Plans	Capitalization	Total	Insurance	Pension Plans	Capitalization	Total	Total
Assets
Current and Long-Term Assets	12,352	77,666	3,259	93,207	10,729	73,034	3,234	88,243	4,964	5.6%
Cash and Cash Equivalents	163	18	3	184	70	19	2	91	93	102.2%
Securities	3,688	76,719	3,186	83,583	4,094	72,193	3,157	79,441	4,142	5.2%
Other Assets (mainly
Other Assets (mainly receivables from insurance)	8,501	928	71	9,439	6,565	822	74	8,711	728	8.4%
Permanent Assets	391	81	38	503	392	81	38	503	(0)	-0.1%
Total Assets	12,743	77,747	3,297	93,709	11,121	73,115	3,272	88,746	4,963	5.6%

Liabilities and Equity
Current and Long – Term Liabilities	11,593	73,783	3,092	88,391	9,972	69,399	3,073	83,683	4,708	5.6%
Technical Provisions – Insurance	7,311	982	-	8,293	5,531	904	-	7,707	587	7.6%
Technical Provisions – Pension Plans and VGBL	516	70,841	-	71,357	526	66,714	-	67,240	4,117	6.1%
Technical Provisions – Capitalization	-	-	2,894	2,872	-	-	2,871	2,856	16	0.6%
Other Liabilities	3,767	1,960	198	5,868	3,915	1,782	202	5,880	(11)	-0.2%
Allocated Tier I Capital	1,150	3,963	205	5,319	1,148	3,716	199	5,064	255	5.0%
Total Liabilities and Equity	12,743	77,747	3,297	93,709	11,121	73,115	3,272	88,746	4,963	5.6%

Note: The Insurance, Pension Plans and Capitalization Technical Provisions are different from the Consolidated Technical Provisions, because they do not consider the operations of the activities abroad and the 30% interest in Porto Seguro.

The Consolidated does not represent the sum of the parties because there are transactions between companies that were eliminated.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	49

Insurance

The numbers presented in this chapter are part of the Commercial Bank segment and do not include the results of the association with Porto Seguro, which were included in the Activities with the Market Corporation segment.

Pro Forma Insurance Recurring Income Statement

				R$ million
			Variation
	2nd Q/12	1st Q/12	2nd Q/12 - 1 st Q/12
Earned Premiums (a)	1,087	1,074	13	1.2%
Retained Claims (b)	(411)	(372)	(39)	10.4%
Selling Expenses (c)	(335)	(335)	0	0.0%
Other Operating Income/(Expenses) of Insurance Operations (d)	(18)	(19)	1	-2.8%
Underwriting Margin (e=a+b+c+d)	324	349	(25)	-7.2%
Result from Insurance	324	349	(25)	-7.2%
Managerial Financial Margin	88	118	(30)	-25.4%
Non-interest Expenses	(186)	(168)	(18)	11.0%
Tax Expenses for ISS, PIS and Cofins and other taxes	(23)	(48)	25	-52.6%
Other Operating Income	3	(2)	5	-
Operating Income	205	249	(43)	-17.4%
Non-operating Income	7	7	(1)	-7.2%
Income Before Income Tax and Social Contribution	212	256	(44)	-17.1%
Income Tax/Social Contribution	(77)	(97)	20	-20.1%
Profit Sharing	(1)	(1)	0	-37.3%
Recurring Net Income	134	158	(24)	-15.2%
(RAROC) — Return on Average Tier I Allocated Capital	46.5%	52.9%		-640 bps
Efficiency Ratio (ER)	46.7%	45.7%		100 bps

We carry significant business with large industrial and commercial clients. Our Corporate Solutions department provides dedicated services and specific products for the civil construction, chemicals and petrochemicals, energy generation, infrastructure, transportation, aviation and other industries. For individuals, and small and middle market companies, our focus is to simplify the product portfolio and use electronic policies to better meet clients’ needs with products that are straightforward and easy to understand.

The customer relationship management department has implemented a number of projects, tailoring specific products to each client’s profile, which enables the more efficient use of different relationship channels. This department also seeks to continuously improve its operational efficiency by managing costs, investing in new technologies and optimizing processes.

Products to be highlighted in the companies segment include Group Life and Corporate Solutions.

In the companies segment, the highlight was the diversification of the personal accidents product portfolio for very small companies with sales taking place through the proposal for account opening in the bancassurance channels together with the other banking products. In addition to the basic coverage, we also offer an IT support service.

Our products were recognized in the 9th Brazil Insurer Award in the “Best Performance” and “Sales Leader” categories.

In the individuals segment, the highlights were the products in the Life and Extended Warranty lines.

In relation to the accumulated total from January to May 2012, our market share reached 13.4%, based on information disclosed by SUSEP (Superintendency of Private Insurance, which regulates all insurance lines, except for Health Insurance, which is regulated by ANS, the National Health Agency) and insurance premiums reached R$3,118 million, considering our 30% interest in Porto Seguro.

In this quarter, the Insurance segment’s recurring net income reached R$134 million, a 15.2% decrease from the previous quarter driven by the decrease in the underwriting margin, which was mainly influenced by the increased retained claims in the Life and Corporate Solutions lines, in addition to an increase in non-interest expenses.

Earned Premiums

In the second quarter of 2012, earned premiums added up to R$1,087 million in the Insurance subsegment, a 1.2% increase when compared to the previous quarter as a result of the good performance of the extended warranty and property risk products. Earned premiums in the Life and Pension Plan subsegment added up to R$233 million, a 4.2% decrease when compared to the previous quarter.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	50

Insurance

Composition of Earned Premiums

Note: the charts do not include the Itauseg Saúde company and does include Life product of Itaú Vida e Previdência S.A.

Combined Ratio and Underwriting Margin

Note: The combined ratio is the sum of the following ratios: retained claims/ earned premiums, selling expenses/ earned premiums and administrative expenses and other operating income and expenses /earned premiums.

The underwriting margin is the sum of: earned premiums, retained claims, selling expenses and other operating income (expenses) of insurance operations.

Note: the charts do not include the Itauseg Saúde company and does include Life of Itaú Vida e Previdência S.A.

The consolidated underwriting margin (which includes Insurance and Life of Itaú Vida e Previdência S.A.) amounted to R$436 million in the second quarter of 2012, a decrease of 10.0% when compared to the previous quarter. If the health insurance line (in process of discontinuation) is disregarded, the underwriting margin totaled R$447 million. The ratio of underwriting margin to earned premiums reached 34.8%, a 300 basis point decrease from the previous period.

The combined ratio, which reflects the efficiency of the operating expenses in relation to income from earned premiums was 83.4%, a 220 basis point increase from the previous quarter, mainly influenced by higher expenses with claims in the quarter.

Composition of Retained Claims

Note: the charts do not include the Itauseg Saúde company and include Life product of Itaú Vida e Previdência S.A.

Insurance Technical Provisions

On June 30, 2012, insurance technical provisions totaled R$8,293 million, an increase of 7.6% from the previous quarter and of 11.0% from the same period of the previous year.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	51

Life and Pension Plans

Pro Forma Life and Pension Plans Recurring Income Statement

			R$ million
			Variation
	2nd Q/12	1st Q/12	2nd Q/12 - 1st Q/12
Earned Premiums (a)	233	243	(10)	-4.2%
Result of Pension Plans (b)	12	27	(15)	-55.4%
Retained Claims (c)	(96)	(90)	(6)	6.8%
Selling Expenses (d)	(23)	(16)	(7)	44.8%
Other Operating Income/(Expenses) of Insurance Operations (e)	(2)	(2)	0	-
Underwriting Margin (f=a+c+d+e)	112	135	(23)	-17.1%
Result from Insurance, Pension Plans (g=b+f)	124	162	(38)	-23.4%
Managerial Financial Margin	167	160	7	4.3%
Banking Service Fees and Income From Banking Charges	208	191	16	8.5%
Non-interest Expenses	(74)	(68)	(6)	9.2%
Tax Expenses for ISS, PIS and Cofins and other taxes	(25)	(24)	(1)	2.5%
Other Operating Income	(1)	(0)	(1)	-
Operating Income	398	421	(23)	-5.3%
Non-operating Income	1	1	(0)	-
Income Before Income Tax and Social Contribution	399	422	(23)	-5.4%
Income Tax/Social Contribution	(136)	(154)	18	-11.6%
Recurring Net Income	263	268	(5)	-1.8%
(RAROC) — Return on Average Tier I Allocated Capital	27.4%	29.5%		-200	bps
Efficiency Ratio (ER)	16.7%	14.4%		230	bps

Product innovation has played a significant role in the sustainable growth of our pension plans operation. For individuals, multimarket and multi-strategy products are to be highlighted, as they allow for the investment of funds on a long-term basis, seeking the best short-term investment strategies. In pension plans for companies, we offer specialized advisory services and develop customized solutions for each company. We establish long-term partnerships with our corporate clients, keeping a close relationship with the human resources departments and adopting a communication strategy designed for the financial education of their employees.

The Life and Pension Plans subsegment’s recurring net income totaled R$263 million, a 1.8% decrease from the previous quarter, primarily impacted by the decrease in the result from pension plans operation and the increase in non-interest expenses in relation to the previous quarter.

Evolution of Contributions and Net Contributions

Total contributions to pension plans reached R$4,874 million, growing 26.7% when compared to the previous quarter. In relation to the same period of the previous year, contributions increased 55.4%, chiefly on account of the 65.7% growth in contributions to the VGBL product. Net contributions, which comprise total contributions less redemptions and external portabilities, increased 25.0% from the previous quarter.

Taking into consideration net contributions from January to May (according to data provided by SUSEP), our market share reached 28.3% in the period.

Pension Plans Technical Provisions and Administration Fees

Pension plans technical provisions totaled R$71,357 million on June 30, 2012, representing an increase of 6.1% and of 26.4% when compared to the previous quarter and the same period of the previous year, respectively.

Revenues from administration fees totaled R$207.3 million in the second quarter of 2012, an 8.4% increase from the previous quarter and a 31.4% increase from the same period of 2011.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	52

Capitalization

Pro Forma Capitalization Recurring Income Statement

			R$ million
			Variation
	2nd Q/12	1st Q/12	2nd Q/12 - 1st Q/12
Result of Capitalization (a)	138	131	7	5.5%
Selling Expenses (b)	(6)	(3)	(4)	-
Result from Capitalization Operations (c=a+b)	131	128	3	2.6%
Managerial Financial Margin	34	47	(12)	-26.7%
Non-interest Expenses	(50)	(36)	(14)	37.4%
Tax Expenses for ISS, PIS and Cofins and other taxes	(7)	(7)	0	-2.6%
Other Operating Income	2	1	1	-
Operating Income	111	132	(21)	-15.7%
Non-operating Income	3	3	0	0.2%
Income Before Income Tax and Social Contribution	114	135	(21)	-15.3%
Income Tax/Social Contribution	(44)	(53)	9	-16.3%
Recurring Net Income	70	82	(12)	-14.7%
(RAROC) — Return on Average Tier I Allocated Capital	138.0%	161.0%		-2.300	bps
Efficiency Ratio (ER)	33.6%	22.7%		1.090	bps

The Capitalization Certificate (PIC) product is targeted at clients that like to compete for prizes. It can be purchased through a single or monthly payment, in accordance with the profile and segment of each client.

The product was remodeled in mid 2011 and increased the chances of rewarding its clients. Now, the product is effective for shorter terms, more clients win and prizes are higher. The product was also launched for companies as “PIC Empresas”.

In the period between January and May 2012, 1,864 clients received raffles in the aggregate amount of R$15.9 million.

The capitalization segment’s net income reached R$70 million, a 14.7% decrease from the first quarter of 2012, mainly due to the drop in the managerial financial margin and the increase in non-interest expenses in the period.

Result of Capitalization

Note: The result of capitalization is net of expenses for prizes.

Capitalization Technical Provisions

On June 30, 2012, capitalization technical provisions reached R$2,872 million, representing a 0.6% growth from the first quarter of 2012 and a 3.8% increase when compared to the same period of the previous year.

Análise Gerencial da Operação	Itaú Unibanco Holding S.A.	53

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	54

activities
abroad

Itaú Unibanco Holding S.A.

2nd quarter of 2012 Management Discussion & Analysis

Activities Abroad

International Presence

Our operations are mainly carried out in Brazil, though our broad international presence confirms our regional-global objectives and enables us to provide high-quality service to our local clients and to Brazilians operating abroad.

We are present in 19 countries besides Brazil. In Latin America, we have operations in Argentina, Chile, Paraguay and Uruguay, focusing on commercial banking activities, both for individuals and companies, and in Mexico, in the credit card segment. We also have a representation office in Peru and, in April 2012, we were authorized by the regulatory authorities in Colombia to incorporate Itaú BBA Colombia S.A – Corporación Financiera. This company was incorporated in July 2012 with the opening amount of approximately US$100 million. The activities are expected to start in the last quarter of this year after the operating license is obtained from the local regulatory authority and an additional capitalization of approximately US$100 million is made.

Additionally, we have operations in Europe (Portugal, United Kingdom, Luxembourg, Spain, France, Germany and Switzerland), the United States (Miami and New York), the Caribbean (Cayman Islands and The Bahamas), the Middle East (Dubai) and Asia (Hong Kong, Shanghai and Tokyo). These are mainly operations serving institutional, corporate and private banking clients.

Selected information on our international operations (including results, assets and liabilities in our foreign branches) is presented below:

Highlights

Statement of Income

			R$ million (except where indicated)
	2nd Q/12	1st Q/12	2nd Q/11	2nd Q/12 – 1st Q/12	2nd Q/12 – 2nd Q/11
Recurring Net Income	545	533	596	2.3%	-8.6%
Operating Revenues	1,403	1,147	1,024	22.4%	37.0%
Financial Margin	1,041	803	705	29.5%	47.6%

Balance Sheet

	Jun 30,12	Mar 31,12	Jun 30,11	Jun/12 – Mar/12	Jun/12 – Jun/11
Total Assets	181,215	183,019	133,274	-1.0%	36.0%
Loans, Leases and Other Credit Operations	63,885	61,377	45,876	4.1%	39.3%
Deposits	71,295	60,245	42,750	18.3%	66.8%
Stockholders' Equity	17,862	24,964	21,336	-28.4%	-16.3%

Relevant Data

	Jun 30,12	Mar 31,12	Jun 30,11	Jun/12 – Mar/12	Jun/12 – Jun/11
Employees (Individuals)	6,500	6,400	6,015	1.6%	8.1%
Number of Points of Service (Units)	824	796	729	3.5%	13.0%
Branches (*)	251	245	224	2.4%	12.1%
Client Service Branches	31	31	31	0.0%	0.0%
Automated Teller Machines	542	520	474	4.2%	14.3%

(*) Does not include Itaú BBA.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	56

Activities Abroad

Latin America

Our operations in Latin America arise from investments of Itaú and Unibanco and went through a process of expansion in a sustainable way, with strong ties to their local markets. In Uruguay we are currently the second largest private bank in terms of deposits. In Paraguay, we won the World's Best Bank Awards from the Global Finance magazine, and, since this award started to be granted, we have been the most frequent winner. In Chile, we are focused on the high-income client base and our target is to have a 25% share in this segment within the next two years. As part of this target, this quarter, we completed the purchase of 50% of Munita, Cruzat & Claro (MCC) Stock Exchange Broker, one of Chile’s leading equity managers. Below are some of the highlights of our operations in the region:

Latin America Statement of Income

	R$ million
	Argentina		Chile		Paraguay		Uruguay
	2nd Q/12	1st Q/12	2nd Q/12	1st Q/12	2nd Q/12	1st Q/12	2nd Q/12	1st Q/12
Operating Revenues	139	127	181	211	111	84	191	115
Financial Margin	95	86	114	156	80	61	112	47
Banking Service Fees and Income from Banking Charges	43	41	46	44	32	24	78	67
Result from Insurance, Pension Plans and Capitalization Operations
Before Retained Claims and Selling Expenses	-	-	13	5	-	-	-	-
Other Operating Income	1	1	7	4	(0)	0	0	0
Non-operating Income	0	0	1	1	(0)	(1)	0	0
Loan and Retained Claim Losses net of Recovery	(8)	(8)	(37)	(25)	(6)	7	(3)	12
Operating Margin	131	119	144	186	105	91	188	127
Other Operating Expenses	(120)	(107)	(126)	(112)	(47)	(42)	(89)	(79)
Non-interest Expenses	(120)	(107)	(125)	(112)	(47)	(42)	(89)	(79)
Selling Expenses from Insurance	-	-	(1)	(0)	-	-	-	-
Income before Tax and Profit Sharing	10	12	18	73	58	49	99	48
Income Tax and Social Contribution	(6)	(7)	(5)	(15)	(6)	(3)	(15)	(12)
Recurring Net Income	4	5	13	59	52	46	84	36
Return on Average Equity – Annualized	4.0%	6.3%	2.5%	12.0%	38.6%	38.0%	74.7%	36.8%
Return on Average Assets – Annualized	0.4%	0.5%	0.3%	1.4%	5.1%	4.8%	6.3%	3.0%
Efficiency Ratio	86.9%	84.0%	69.9%	53.3%	41.9%	49.7%	46.6%	68.6%

The result of our main operations in Latin America increased R$8 million in this quarter in relation to the first quarter of the year. The increase in the financial margin in Uruguay and Paraguay was mainly due to the positive impact of the foreign exchange variation related to the hedge structure of each country and to the increase in the credit portfolio. In Chile, the decrease was mainly in the result of derivatives. The increase in the provision for loan losses in Uruguay was a consequence of the new regulation for the classification and recognition issued by the local Central Bank, which resulted in a reversal of the provision in the first quarter of 2012. In Chile, the increase in the provisions was in line with the increase in the credit portfolio. The increase in non-interest expenses was mainly due to larger expenses with promotional events. The results of Argentina remained in line with the previous quarter.

Service Network

To support services to our portfolio of more than 1.3 million clients, we have a network of 278 branches and client service branches (CSBs). Noteworthy in the quarter is OCA, our credit card operation that is a market leader in Uruguay, which in line with its expansion plan to increase its operations in the countryside, entered into a partnership with Ta-Ta supermarket chain. This partnership already has eight points of service, five of which implemented in this quarter, what brought OCA to a total of 28 points of service. Also in Uruguay, we have another 22 branches and 1 CSB of Banco Itaú Uruguay, totaling 51 branches/points of service in that country. In Latin America, we are also present in Argentina with 81 branches, in Chile, with 90 branches, and in Paraguay, with 26 branches.

Service Network | Geographical Distribution

Employees

The number of employees in our major units in Latin America grew from 5,740 in March 2012 to 5,811 in June 2012 and they are regionally distributed according to the chart below:

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	57

Activities Abroad

Latin America Balance Sheet

	R$ million
	Argentina		Chile		Paraguay		Uruguay
	Jun 30,12	Mar 31,12	Jun 30,12	Mar 31,12	Jun 30,12	Mar 31,12	Jun 30,12	Mar 31,12
Assets
Current and Long-term Assets	3,893	3,443	20,914	17,850	4,207	3,843	5,672	4,993
Cash and Cash Equivalents	174	174	867	441	573	413	1,019	892
Short-term Interbank Investments	281	236	362	27	34	64	795	873
Securities and Derivative Financial Instruments	125	155	3,387	2,872	265	329	547	444
Interbank and Interbranch Accounts	487	427	355	670	579	515	910	701
Loans, Lease and Other Credit Operations	2,738	2,358	15,599	13,458	2,617	2,400	2,406	2,103
(Allowance for Loan Losses)	(59)	(49)	(278)	(240)	(54)	(49)	(98)	(93)
Other Assets	147	143	621	623	194	169	92	73
Foreign Exchange Portfolio	40	49	281	283	128	111	5	2
Other	107	94	340	340	66	59	87	71
Permanent Assets	110	103	332	295	30	31	27	26
Total Assets	4,003	3,546	21,247	18,145	4,237	3,874	5,699	5,019
Liabilities and Equity
Current and Long-term Liabilities	3,533	3,244	19,064	16,188	3,658	3,373	5,204	4,603
Deposits	2,978	2,764	14,022	11,767	2,969	2,749	4,488	3,953
Deposits Received under Securities Repurchase Agreements	84	34	122	137	-	-	-	-
Fund from Acceptances and Issue of Securities	52	-	1,637	1,527	-	-	-	-
Interbank and Interbranch Accounts	-	-	21	10	96	77	75	66
Borrowings and Onlendings	113	96	1,687	1,327	332	308	29	25
Derivative Financial Instruments	1	1	226	200	25	-	1	2
Foreign Exchange Portfolio	40	49	279	282	132	111	5	2
Other Liabilities	265	301	1,038	912	105	127	605	555
Technical Provisions for Insurance, Pension Plans and Capitalization	-	-	31	27	-	-	-	-
Deferred Income	-	-	4	5	1	0	3	4
Minority Interest in Subsidiaries	9	8	0	0	-	-	-	-
Stockholders' Equity	461	294	2,179	1,952	578	501	492	412
Total Liabilities and Equity	4,003	3,546	21,247	18,145	4,237	3,874	5,699	5,019

Assets

As of June 30, 2012, our assets in the main operations in Latin America reached R$35.2 billion, an increase of 15.0% (or 8.4%, excluding the effect of the foreign exchange variation) in relation to March 31, 2012. The increase in assets of 17.1% (or 8.5%, excluding the effect of the foreign exchange variation) in Chile was noteworthy. It was mainly due to the increase in loan operations and short-term interbank investments and securities.

Assets Breakdown

Credit Portfolio

The credit portfolio increased 14.9% (or 7.8%, excluding the effect of the foreign exchange variation) from the previous quarter, amounting R$23.4 billion. This increase is mainly explained by the growth of 15.9% (or 7.5% without exchange rate effect) of the credit portfolio in Chile due to the increase in personal, student, foreign trade and mortgage loans. In Uruguay, loans increased 14.5% (or 14.4% without exchange rate effect), due to the companies’ segment resumption of growth. In Argentina and Paraguay, the credit increase of 16.1% and 9.0% (or 8.3% and 3.7% without exchange rate effect, respectively) derived from the increase in personal loans and credit cards.

Credit Portfolio | Geographical Distribution

(*) Current Currency for jun/12.

Note: The exchange rate effect was calculated using the Jun/12 closing rate and applying it to all periods being compared.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	58

Activities Abroad

Europe, Caribbean Islands and Miami

Our banking activities under Banco Itaú BBA International S.A.’s legal structure are carried out throughout Europe (Portugal, United Kingdom, Switzerland and Luxembourg) and outside Europe (Miami, the Cayman Islands and The Bahamas) and are mainly dedicated to two business lines:

-     Corporate & Investment Banking: We meet the financial needs of companies with international presence and operations, with a focus on operations related to financing and investment relations between companies in Latin America and Europe. The many types of services we offer include the origination of structured financing and risk coverage operations, export financing and advisory for European companies investing in Latin America and Latin American companies that are in the process of internationalization.

-     Private Banking: We develop our activities in Luxembourg, Miami, The Bahamas and Switzerland, where we offer a wide and specialized range of financial and asset management services for high net-worth clients, including negotiation and management of securities and other financial instruments, trusts and investment companies on behalf of clients. As part of our strategy, we are reducing our activities in Luxembourg, and the private banking operations currently carried out in that country will be gradually transferred either to Switzerland or Miami.

Information on our operations consolidated in Banco Itaú BBA International is presented below:

Itaú BBA International Statement of Income

	R$ million
	Itaú BBA International
	2nd Q/12	1st Q/12
Operating Revenues	115	87
Financial Margin	36	27
Banking Service Fees and Income from Banking Charges	54	51
Other Operating Income	3	2
Equity in Earnings of Affiliates and Other Investments	18	7
Non-operating Income	4	0
Loan and Retained Claim Losses net of Recovery	1	0
Operating Margin	116	87
Other Operating Expenses	(83)	(73)
Income before Tax and Profit Sharing	33	15
Income Tax and Social Contribution	(2)	(7)
Profit Sharing	1	(2)
Recurring Net Income	33	6
Return on Average Equity – Annualized	9.6%	1.9%
Return on Average Assets – Annualized	0.9%	0.2%
Efficiency Ratio	72.0%	83.3%

The recurring net income for the quarter amounted to R$33 million, representing an increase of R$27 million from the previous quarter. This growth is due to the positive impact of the fluctuations in trading portfolios on the financial margin of the second quarter. Additionally, there was a better result from investments in affiliated companies when compared to the previous quarter. There was also an increase in administrative expenses of the Private Banking segment.

Itaú BBA International Balance Sheet		R$ million
	Itaú BBA International
	Jun 30,12	Mar 31,12
Assets
Current and Long-term Assets	15,989	13,790
Cash and Cash Equivalents	329	250
Short-term Interbank Investments	2,990	2,108
Securities and Derivative Financial Instruments	1,679	1,585
Interbank and Interbranch Accounts	-	-
Loans, Lease and Other Credit Operations	7,736	7,246
(Allowance for Loan Losses)	(12)	(12)
Other Assets	3,267	2,613
Foreign Exchange Portfolio	2,955	2,311
Other	311	301
Permanent Assets	188	282
Total Assets	16,177	14,072
Liabilities and Equity
Current and Long-term Liabilities	14,746	12,718
Deposits	6,128	5,399
Fund from Acceptances and Issue of Securities	4,071	3,435
Interbank and Interbranch Accounts	1	2
Borrowings and Onlendings	590	560
Derivative Financial Instruments	600	539
Foreign Exchange Portfolio	2,956	2,312
Other Liabilities	399	471
Deferred Income	19	22
Stockholders' Equity	1,413	1,331
Total Liabilities and Equity	16,177	14,072

On June 30, 2012, the consolidated assets of Banco Itaú BBA International totaled R$16.2 billion, an increase of 15.0% from the previous quarter. Noteworthy is the increase in interbank investments and the credit portfolio of Private clients. On the other hand, there was a decrease in the credit portfolio in the Corporate segment. In Liabilities, there was an increase in deposits – especially for Private clients - as well as in the volume of issues of structured notes.

Assets under Administration Private Banking

Assets under administration from our activities in the private banking segment reached R$28.8 billion, an increase of 18.1% from the first quarter of 2012. Not taking into consideration the effect of the depreciation of the Brazilian real against the U.S. dollar in the period, assets under administration increased 7% in the second quarter, mainly due to the inflow of new assets.

Products and services for Foreign Institutional Clients

We also provide our international institutional clients with a broad range of products and services, such as asset management, custody, alternative investment products, equities, fixed-income, and other treasury products. Our clients are served by professionals based in New York, London, Hong Kong, Tokyo and Dubai, as well as by our specialized product teams in Latin America.

Note: The exchange rate effect was calculated using the Jun/12 closing rate and applying it to all periods being compared.

Management Discussion & Analysis	Itaú Unibanco Holding S.A.	59

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	60

(A free translation of the original in Portuguese)

Report of independent auditors on

supplementary information

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

Introduction

In connection with our audit of the financial statements of Itaú Unibanco Holding S.A. (Bank) and Itaú Unibanco Holding S.A. and its subsidiary companies (Consolidated) as of June 30, 2012, on which we issued an unqualified opinion dated July 23, 2012, we performed a review of the accounting information contained in the supplementary information included in the Management Discussion and Analysis Report of Itaú Unibanco Holding S.A. and its subsidiaries for the six-month period ended June 30, 2012.

Scope of the Review

We conducted our review in accordance with Brazilian standards issued by the Federal Accountancy Council. Our review mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank and its subsidiaries with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and the operations of the Bank and its subsidiaries. The supplementary information included in the Management Discussion and Analysis Report is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the financial statements.

Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accounting information contained in this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the financial statements as of June 30, 2012, taken as a whole, prepared in accordance with the accounting practices adopted in Brazil applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

São Paulo, July 23, 2012

/s/ PricewaterhouseCoopers	/s/ Paulo Sergio Miron
PricewaterhouseCoopers	Paulo Sergio Miron
Auditores Independentes	Contador CRC 1SP173647/O-5
CRC 2SP000160/O-5

PricewaterhouseCoopers, Av. Francisco Matarazzo 1400, Torre Torino, Säo Paulo, SP, Brasil 05001-903, Caixa Postal 61005 T: (11)3674-2000, F: (11)3674-2000, www.pwc.com/br

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Management Discussion & Analysis	Itaú Unibanco Holding S.A.	62

Complete
financial
statements

Itaú Unibanco Holding S.A.

June 30, 2012

MANAGEMENT REPORT – 1ST HALF OF 2012

To our Stockholders

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for the first half of 2012, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (Bacen), the Brazilian Securities and Exchange Commission (CVM), the Superintendency of Private Insurance (Susep) and the National Council of Private Insurance (CNSP).

1) Highlights

1.1) Subsequent Event

Association with Banco BMG - On July 10 we announced to the market that we entered into an Association Agreement with Banco BMG S.A. (“BMG”), with respect to the offering, distribution and commercialization of payroll debit loans throughout Brazil. This Association will be structured as a new business through a new financial institution to be named Banco Itaú BMG Consignado S.A. (“Association”), in which we will hold a controlling stake of 70% of the total voting capital and BMG will hold the remaining 30%. The Association’s capital stock shall be R$ 1 billion, to be subscribed by the shareholders in the aforementioned proportion.

The payroll advance loans carried out through branches for our clients will continue operating independently from the Association. In the chart below we present the corporate structure and the contract flow for Payroll Debit Loans of Association, as well as the related Funding Agreement:

We will provide, from now and for the term of 5 years, part of the funds for BMG’s Payroll Debit Loans operation in the monthly amount of up to R$ 300 million.

We also inform that we have the intention to consummate the Association within 90 days, subject to the compliance with certain precedent conditions, the execution of the final agreements and the appropriate regulatory approvals. The Association is not expected to have significant accounting effects on this year results.

1.2)	Corporate Events

Redecard – Tender Public Offer (OPA) - The completion of the OPA is conditioned on (i) acceptance or (ii) express agreement with the voluntary delisting by more than 2/3 of the Company’s free float, thus understood as shares comprising the free float of the Company held by stockholders that have expressly agreed to the delisting of the Company or have qualified for the OPA auction, pursuant to article 16, II of CVM Instruction No.361/02.

The OPA launch is subject to: (i) regulatory approval, (ii) market conditions; and (iii) the terms stated in the Notice, in particular section 3.7 – “OPA Conditions”,posted on Redecard’s investor relations website on June 22, 2012 and filed with CVM.

Sale of BPI – In April 2012, as authorized by Banco de Portugal, we carried out the sale operation of our full interest in Banco BPI (18.87% in capital) to La Caixa Group, BPI’s largest stockholder. Over the twenty years of association, Itaú Unibanco has enjoyed an excellent relationship with the management of the La Caixa Group. As a result of this operation, there was a positive impact of approximately R$ 106 million in the consolidated stockholders’ equity and a negative non-recurring impact of R$ 205 million in net income for the first half of 2012.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	64

Acquisition of Banco Carrefour – On May 31, after authorization by the Central Bank of Brazil, we indirectly acquired shares representing 49% of the capital of Banco CSF S.A. (“Banco Carrefour”) responsible for the offer and distribution, on an exclusive basis, of financial, insurance and pension plan products and services in the distribution channels operated under the “Carrefour” brand in Brazil. The transaction of R$ 816 million resulted in goodwill of R$ 583 million, to be amortized over 10 years. This interest was accounted under the equity method. The Corporate Governance process has already been structured and is ongoing with nine internal committees, held on a monthly and quarterly basis to discuss topics related to Credit and Risk, Operations and IT, Human Resources, Finance and Taxes, Ombudsman and Quality, Compliance and Audit, Marketing and Sales, Fraud Prevention and Innovation/Products. So far, the Committees have identified synergies related to Client Service, Credit and Costs.

Completion of sale of Orbitall – Announced in December 2011, we completed the sale of the Orbitall card processor to Stefanini Group in May 2012. The final outcome of this transaction will tend to be neutral, considering the established contractual conditions.

Repurchase of shares – In May 2012 we acquired 3,500,000 preferred shares of own issue in the total amount of R$ 99.1 million at the average price of R$ 28.30 per share. The current repurchase program establishes a repurchase limit of up to 56,700,000 preferred shares and 9,000,000 common shares.

1.3)	Other Highlights

Sustainable Bank of the Year in Americas - The British newspaper Financial Times and IFC (International Finance Corporation), the financial institution of the World Bank, elected Itaú as the Sustainable Bank of the Year – Americas, in the Financial Times/International Financial Corporation (FT/IFC) Sustainable Finance Awards. This is the fourth year in a row we are granted this award, one of the most important in the world in Sustainability. In 2012, 181 institutions of 67 countries competed for this award.

Interactivity – In less than one year, Itaú Unibanco’s page on Facebook reached over two million fans. We are the bank with the largest number of fans in the whole world and this is the first time a brand of the financial sector has reached this level of engagement.

Market Value in Stock Exchange – On June 30, 2012, we ranked were the 15th largest bank of the world under the market value criterion (R$ 126.7 billion), according to the Bloomberg ranking, despite of the Real depreciation, since the ranking is calculated in US dollars.

Moody’s Ratings – In June, Moody’s ratings agency disseminated the revaluation of the risk ratings for Brazilian banks based on a new global methodology, and the ratings assigned to Itaú Unibanco Holding were: Foreign Currency (Long Term/Short Term) - Baa1/P-2; Local Currency (Long Term/Short Term) - Baa1/P-2; Issuer (Long Term) - Aaa.br; Issuer (Short Term) - BR-1; Senior Debt in Foreign Currency (Long Term) - Baa1; and Subordinated Debt in Foreign Currency (Long Term) - Baa2.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	65

2) Economic Environment

Recent concerns regarding the elections in Greece and banking problems in Spain have brought new waves of pessimism to the markets. The economy in the USA and China do not offer optimism to counterbalance the European problems. After months of positive surprises, hopes of returning to the high growth in the past have faded. We reduced our forecast for China’s GDP growth in 2012 from 8.0% to 7.8%. As uncertainty remains, financial conditions are worsening, recession in the Euro zone is worsening and tax adjustment becomes more problematic.

The Brazilian economy has recovered slower than expected. In view of the weak GDP data for the first quarter and the deterioration in the foreign scenario, we revised our growth projection in 2012 from 3.1% to approximately 2%. The stimuli of the economic policy implemented should lead to a reinvigoration of activity over the year, but probably less intense than expected.

The slow growth in Brazil and in the world reduces the risk of higher inflation in the next few quarters. In addition, microeconomic measures adopted by the government (tax incentives and managed prices) have pushed certain prices down. We reduced our projection for IPCA in 2012 from 5.2% to 4.9% when we absorbed the impact of the IPI (federal VAT) cut for vehicles announced at the end of May. The measure is expected to remain in force through August 31, but we believe it will be extended to at least the end of 2013.

With increased uncertainties about the foreign scenario and its possible impact on the domestic activity, the Central Bank of Brazil continued with the process to reduce the Selic rate in the first half of 2012. At the end of the first half, the annual basic interest rate was 8.5%, as compared to 11.0% at the end of 2011, before the reduction cycle. In addition to the relaxation of monetary policy, the government has used other instruments to boost economy, such as tax reduction for certain industries and credit incentive measures to stimulate credit.

Exchange rates depreciated over the first half of 2012 and is close to R$ 2.05. The increased aversion to risk and the decrease in prices of commodities contributed to this depreciation. The Central Bank of Brazil has also intervened in the foreign exchange market. After months purchasing dollars in the futures and spot markets, the monetary authority started selling foreign exchange swaps, aiming at limiting the devaluation of the real. From May to the end of June, the Central Bank of Brazil sold US$ 16.9 billion of the aforementioned derivative. International reserves reached US$ 374 billion at the end of the first half of 2012, above the US$352 billion recorded in December 2011.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	66

3) Information and Indicators

The table below shows our main information and indicators. The complete financial statements and the Management’s Discussion & Analysis Report, which present further details on the results for the period, are available on the Itaú Unibanco website: www.itau-unibanco.com/ir, section Financial Information, option Financial Statements, click in BRGAAP and choose 2012.

	Jan to Jun/12	Jan to Jun/11	Change (%)	2nd Q/12	1st Q/12	Change (%)
Statement of Income for the Period – R$ billion (1)
Gross income from financial operations	25.7	24.3	5.7%	11.9	13.8	-13.9%
Expenses for allowance for loan losses	(12.0)	(9.5)	26.7%	(6.0)	(6.0)	0.0%
Income from recovery of credits written off as loss	2.3	2.6	-10.8%	1.1	1.2	-5.6%
Income from services, income from bank charges, and income from insurance, pension plan and capitalization	11.5	10.4	11.5%	5.8	5.8	0.0%
Personnel, administrative and other operating expenses	(15.9)	(15.2)	4.6%	(7.9)	(8.0)	-0.9%
Tax expenses	(2.2)	(2.2)	2.3%	(1.0)	(1.2)	-15.4%
Income tax and social contribution	(1.8)	(3.3)	-46.4%	0.1	(1.8)	-103.8%
Recurring net income	7.1	7.0	2.5%	3.6	3.5	1.2%
Net income	6.7	7.1	-5.6%	3.3	3.4	-3.5%
Total dividends and interest on capital (net of taxes)	1.4	1.4	5.4%	0.8	0.7	19.9%
Shares – R$
Recurring net income per share (2)	1.58	1.53	3.1%	0.79	0.78	1.1%
Net income per share (2)	1.49	1.57	-5.1%	0.73	0.76	-3.6%
Book value per share (2)	16.74	14.57	14.9%	16.74	16.04	4.4%
Number of outstanding shares – In thousands	4,517,639	4,534,669	-0.4%	4,517,639	4,520,103	-0.1%
Dividends and interest on capital per share (net of taxes)	0.3198	0.3020	5.9%	0.1744	0.1454	19.9%
Price of preferred share (PN) (3)	28.05	36.36	-22.9%	28.05	35.00	-19.9%
Price of preferred share (PN)/Net income	9.4	11.6	-18.7%	9.4	11.5	-18.4%
Price of preferred share (PN)/Stockholders’ equity	1.7	2.5	-32.9%	1.7	2.2	-23.2%
Market capitalization – R$ billion (4)(5)	126.7	164.9	-23.1%	126.7	158.2	-19.9%

				Change (%)
	Jun 30 2012	Dec 31 2011 (6)	Jun 30 2011	Dec 31 to Jun 30/12		Jun 30/11 to Jun 30/12
Balance Sheet - R$ billion
Total assets	888.8	851.3	793.7	4.4%		12.0%
Loan portfolio with endorsements and sureties	413.4	397.0	360.1	4.1%		14.8%
Free, raised and managed own assets	1,193.7	1,144.5	1,068.1	4.3%		11.8%
Subordinated debt	42.9	39.0	37.2	10.2%		15.4%
Stockholders’ equity	75.6	71.3	66.1	6.0%		14.5%
Referential equity (Financial Conglomerate)	102.0	92.6	83.0	10.1%		22.8%
Performance Indices
Recurring return on average equity – annualized	19.7%	22.3%	21.9%	-2.6	p.p	-2.2	p.p
Return on average equity – annualized	18.6%	22.3%	22.4%	-3.7	p.p	-3.8	p.p
Return on average assets - annualized	1.5%	1.8%	1.8%	-0.3	p.p	-0.3	p.p
Recurring return on average assets - annualized	1.6%	1.8%	1.8%	-0.2	p.p	-0.2	p.p
Efficiency ratio (7)	44.8%	47.3%	47.6%	-2.5	p.p	-2.8	p.p
Basel ratio (financial conglomerate)	16.6%	16.0%	15.8%	0.6	p.p	0.8	p.p
Fixed assets ratio (financial conglomerate)	40.2%	48.6%	48.6%	-8.4	p.p	-8.4	p.p
Significant Data
Employees of Conglomerate	99,017	104,542	107,546	-5.3%		-7.9%
Employees Brazil	92,517	98,258	101,531	-5.8%		-8.9%
Employees Abroad	6,500	6,284	6,015	3.4%		8.1%
Number of service centers	32,795	33,753	34,478	-2.8%		-4.9%
Number of branches (units)	4,105	4,072	3,992	0.8%		2.8%
Number of service centers (units)	901	912	943	-1.2%		-4.5%
Number of ATMs (units)	27,789	28,769	29,543	-3.4%		-5.9%

(1)	Excludes the non-recurring effects of each period.
(2)	Calculated based on the weighted average of the number of shares;
(3)	Calculated based on the average quotation of preferred shares on the last day of the period;
(4)	Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);
(5)	R$ 121.2 billion considering the closing quotation of common and preferred (ON and PN shares) multiplied by total outstanding shares of each type of shares;
(6)	The performance indices refers to January 1, 2011 to December 31, 2011.
(7)	Calculated based on international criteria defined in the Management’s Discussion & Analysis Report.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	67

4) Performance

4.1) Income

Net income for the first half of 2012 amounted to R$ 6.7 billion, with annualized return of 18.6% on average equity (22.4% in the same period of the previous year). Recurring net income was R$ 7.1 billion, with annualized return of 19.7%. The increase of 5.7% in income from financial operations and 10.3% in income from services and bank charges as compared to the first half of 2011, added to the control over personnel and administrative expenses, contributed to net income.

The efficiency ratio reached 44.8% in the first half of 2012, as compared to 47.6% achieved in the same period of 2011. The reduction of 2.8 percentage points is the result of the efforts of our Efficiency Project started in 2010, aiming at reaching a 41% target at the end of 2013. In this context, expenses not related to interest posted an increase of 5.8% in the first half of 2012 in relation to the first half of 2011.

4.2) Assets

Total consolidated assets reached R$ 888.8 billion and consolidated stockholders’ equity totaled R$ 75.6 billion at June 30, 2012, with growth of 12.0% and 14.5% in the last 12 months, respectively, and 4.4% and 6.0% in the half.

The diversification of our business is reflected in the composition of our funding and loan portfolio, reducing risks to specific segments, which may be more impacted by the volatility in economy, as follows:

Loan Portfolio and Default

At June 30, 2012, the balance of loan portfolio, including endorsements and sureties, reached R$ 413.4 billion, an increase of 4.1% and 14.8% as compared to December 31 and June 30, 2011, respectively.

Individuals Segment – In Brazil, our loan portfolio to individuals reached R$ 147.3 billion at June 30, 2012, 0.2% lower than that posted at December 31, 2011. Highlights:

•	Mortgage loan reached R$ 15.7 billion, a growth of 17.0% as compared to the end of December 2011. The offer of mortgage loan is promoted by the network of branches, development companies and real estate agencies, as well as partnerships with Lopes (LPS Brasil – Consultoria de Imóveis S.A.) and Coelho da Fonseca Empreendimentos Ltda., among other.

•	Personal loans and payroll loans posted growth of 9.1%, and 10.8% respectively, when compared to December 31, 2011.

•	We are leaders in the vehicle financing segment and credit card, with balances of R$ 56.6 billion and R$ 36.8 billion, respectively, at June 30, 2012.

Our loan portfolio for Mercosur operations (Argentina, Chile, Uruguay, and Paraguay) posted a growth of 21.4% as compared to December 31, 2011, reaching a balance of R$ 7.8 billion.

Corporate Segment – In Brazil, our portfolio of credit to companies reached R$ 241.1 billion at June 30, 2012, posting a growth of 5.4% in relation to December 31, 2010, as follows:

•	The loan portfolio and joint obligations of Itaú BBA reached the amount of R$ 149.5 billion, a 8.0% increase as compared to December 2011.

•	The very small, small and middle market company segment, which serves companies with annual revenue of up to 150 million, posted a balance for its loan portfolio, including endorsements and sureties, of R$ 91.7 billion at June 30, 2012, a 1.4% increase as compared to December 31, 2011.

In Chile, Argentina, Uruguay and Paraguay, loan operations to companies amounted to R$ 17.1 billion at June 30, 2012, a 20.1% growth when compared to December 31, 2011.

Default - Total default rate, considering the balance of transactions overdue for over 90 days reached 5.2% at June 30, 2012, posting an increase of 0.3 percentage point as compared to December 2011. The default rate of the portfolio of credit to individuals reached 7.3% and 3.5% for portfolio of credit to companies at the end of June 2012. However, if we analyze the default rate for 15 to 90 days, there was a decrease between March and June 2012: in Individuals from 7.9% to 7.5%, in Companies from 2.3% to 2.2% and, in total, from 4.8% to 4.5%.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	68

4.3)	Funding

Free, raised and managed assets totaled R$ 1.2 trillion at June 30, 2012, an 11.8 % growth as compared to June 30, 2011. Of this total, 42.3% refer to investment funds, managed portfolios and technical provisions for insurance, pension plan and capitalization, 31.8% to deposits, debentures, and funds from bills, and 25.9% to own assets and other funding.

The increase in funding (net of Compulsory deposits and Cash equivalents) enabled the improved Loan portfolio and funding ratio, reaching 98.0% at June 30, 2012.

At June 30, 2012, the balance of managed assets was R$ 422.6 billion, an 11.4% increase as compared to the same period of the previous year.

Real Estate Credit Bills (LCI) – Funding operations through issues of LCIs increased 49.5% in the first half of 2012 as compared to the same period of the previous year.

4.4)	Capital Strength

Basel ratio was 16.6% at the end of June 2012, showing the strength of our capital basis. In July 2012, we carried out a funding operation with the record amount of US$ 340 million with the International Finance Corporation (IFC) together with other seven international banks. The funds will be used to finance small and medium-market companies in the Northern and Northeastern regions of Brazil. The term of this funding is from 2 to 5 years, in different tranches; this is an unprecedented operation and the most relevant one in terms of volume raised by a Latin American institution with a multilateral body.

5) Business

Commercial Bank - At the end of June 2012, we had 5,006 bank points of service, including regular branches and service centers (Postos de Atendimento Bancário - PAB) distributed in Brazil and abroad, a growth of 113 branches in the one-year period.

Our loan portfolio, including endorsement and surety operations, reached the balance of R$ 413.4 billion at June 30, 2012, with an addition of 14.8% as compared to the same period of the previous year. In the individuals segment, noteworthy in the semester was the growth in mortgage and personal loan portfolios, whereas in the company segment the highlight was the growth in the corporate portfolio. Our balance of endorsements and sureties totaled R$ 56.6 billion at June 30, 2012.

We kept the focus of Itaú Personnalité on gaining market share in investments and pension plan for the high income segment, and on continuing to expand the exclusive branch network, as we opened 11 new points in the first half of 2012, which, added to the 27 points opened in 2011, represent a 20% increase in the last 18 months.

We consolidated the expansion of Itaú Uniclass service to 100% of retail network, and now we are serving clients with dedicated managers, exclusive tellers in major branches, higher credit limits, investments advisory and management services over the phone.

We boosted our investments in client service. Currently, there is R$ 450 million in projects that change the whole interface, add functionalities and improve the client’s experience of use in the relationship with Itaú. New products and services were made available to clients, such as Itautrade in 30 Horas, in which the client may trade shares in the Internet Banking; sending token codes via sms and the application for generation of token code in smartphones, making the use of remote channels easier; offering current account monthly statements by e-mail, reducing the printing volume and forwarding by mail; having a new platform for client service center, improving the quality of services and reducing the need for multiple phone calls to the bank; implementing voice recognition software in service centers, in which the client speaks the option chosen, in addition to investments in mobility, in which the bank make solutions available to individuals and companies.

In the Private Bank segment, we are the largest bank in Latin America and remain the leader in the Brazilian market, with over 25% of market share, according to the Brazilian Financial and Capital Markets Association (ANBIMA), by providing services to over 5,300 economic groups.

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In the Assets under Administration segment, in which Privatization Funds, Fixed Income, Equities Funds, Investment Clubs and Clients’ and the Group’s Portfolios are managed in Brazil and abroad, we reached R$ 422.6 billion in managed assets, with 19.7% market share and we rank 2nd in the global administration ranking, according to ANBIMA (Brazilian Financial and Capital Markets Association).

We are leaders in the provision of custody services and bookkeeping of shares. We have a total of R$ 879.6 billion in assets under custody, which represents 25.3% market share, according to ANBIMA, and we provide bookkeeping of shares services to 63.2% of total companies listed in the BM&FBovespa.

Kinea - Kinea is among the largest real estate fund managers in Brazil, with total managed assets of R$ 2.6 billion in June 2012.

Insurance, Life, Pension Plan and Capitalization –The operations in these businesses in terms of volume of revenue for premiums, social security contributions and capitalization certificates reached R$ 11.8 billion in the first half of 2012 and the technical provisions totaled R$ 82.5 billion at the end of June 2012, including foreign operations. Our market share, including 30% of capital of the Porto Seguro Group, reached 13.4% in accumulated from January to May 2012, in accordance with information made available by Susep (which regulates all insurance lines, except for health insurance, which is regulated by ANS (Supplementary Healthcare Agency).

In this half, total funding of private pension plans reached R$ 8,720 million, an increase of 45.8% as compared to the same period of the previous year, mainly influenced by the 54.5% increase in funding from VGBL product. Net funding, which represents total funding less redemptions and external portability, posted a 82.3% increase as compared to the first half of 2011.

Porto Seguro - Noteworthy is that Itaú Unibanco holds 30% of capital of the insurance company Porto Seguro, the leading company in residence and automobile insurance segment in Brazil. We have an operating agreement with the insurance company Porto Seguro to offer and distribute, on an exclusive basis, residence and automobile insurance products to clients in our network in Brazil and Uruguay. From January to May 2012, Porto Seguro held 26.0% and 28.2% market share in retained premiums in automobile and residence insurance, respectively (source: Susep – Superintendency of Private Insurance).

Consumer Credit – We are leaders in the consumer credit segment in Brazil, by means of Itaucard, Hipercard, and partnerships, offering a diversified range of products to accountholders and non-accountholder clients, originated in proprietary channels and through partnerships with companies that have outstanding performance in the markets they are engaged. In the first half of 2012, the transacted amount reached R$ 81.7 billion, a 14.3% increase in relation to the same period of 2011.

Redecard, company controlled by Itaú Unibanco holds interest, recorded net income of R$ 769.3 million in the first half of 2012, with a 27.4% increase as compared to the same period of 2011.

Itaú BBA – In the investment banking area, we highlight as follows:

•	Fixed income - in the period from January to May 2012, we took part in operations of debentures, promissory notes and securitization, that totaled R$ 9.5 billion: In the ANBIMA ranking of distribution of fixed income from January to May 2012, we reached the 1st place in volume, with 29.6% market share. In international issues of fixed income, we acted as the joint bookrunner of offerings, with a total volume of US$ 15.8 billion, reaching the 1st place in the ranking of issues by Brazilian companies in June 2012, of BondRadar. We also achieved the 3rd position in the ranking of issues of Fixed Income in Latin America, with 8.6% market share, according to the ranking from January to June 2012 disseminated by Dealogic.

•	Mergers and Acquisitions – we provide financial advisory on 32 transactions in the first half of 2012 and achieved the leadership of the Thomson Reuters ranking in volume of operations, accumulating the amount of US$ 14.5 billion.

•	Capital markets – we reached the 2nd position in the Origination ranking of ANBIMA of May 2012, with volume of operations of R$ 1.2 billion.

•	Itaú Corretora – In the first half of 2012, we were ranked fifth among the brokerage companies, with a 5.3% market volume. In Futures Market, we ended the half with 8.7% market share, with 63 million of traded contracts, ranked 5th among the brokerage companies.

We highlight the following operations in the Wholesale banking activity of Itaú BBA:

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	70

•	Derivatives – Itaú BBA maintained its leadership in CETIP (Clearing House for the Custody and Financial Settlement of Securities) in over-the-counter derivative operations with companies. The focus was on operations hedging the exposures to foreign currencies, interest rates and commodities with clients. The volume of contracted operations in the first half of 2012 was 43.4% higher than in the same period of prior year.

•	Project Finance – we closed the first half of 2012 with 52 projects in which the bank was contracted to work on the structuring and/or advisory in the same period. Total investments involved in the projects analyzed for a number of sectors, such as oil and gas, energy, industrial, mining, logistics and sanitation, exceeded R$ 60 billion.

Activities Abroad – In addition to Brazil, we acted in regions such as: Latin America, Europe, North America, Middle East and Asia. In the half, these businesses posted recurring net income of R$ 1,077.2 million, with total assets of R$ 181.2 billion at June 30, 2012.

6) People

We had the support of 99.0 thousand employees at the end of June, of which 6.5 thousand were abroad. The employee’s fixed compensation plus charges and benefits totaled R$ 4.5 billion for the half year. Welfare benefits granted to employees and their dependants totaled R$ 679.1 million. In addition, approximately R$ 123.4 million were invested in education, training and development programs.

To keep the commitment of assuring excellence to meet the business requirements in the first half of 2012, we continued with the talent hiring programs, such as for trainees and internship. In line with the inclusion commitment, we closed the first half with over 4.1 thousand employees in the Program for Inclusion of People with Disabilities and over 1.7 thousand apprentices.

In a pioneer event, we received university students in our facilities to talk about business, career and relevant topics for the attendees. Our Chief Executive Officer and Chairman of the Board were in attendance at the Opening Ceremony and the Vice-Presidents, Executive Directors and Superintendents conducted the Experience Talks, Workshops, Panels and Lectures.

7) Sustainability and Corporate Governance

Strengthening our commitment to the transparency and communication with the market in the first half of 2012, we took part in 15 conferences and road shows in Brazil and abroad, which contributed to strengthen our relationship with stockholders, analysts and investors in the Brazilian and international markets.

We held 13 of the 22 meetings scheduled for the 2012 Apimec Cycle for all regions of Brazil. With an innovative language, the presentation of these meetings involves economic aspects of the country and the main information of our institution, such as financial performance, business areas and outlook for the sector.

In May 2012, the new guides on the responsible use of money arrived in our branches: “Consumir e Poupar” (to consume and save), “Use bem o seu dinheiro”(use your money responsibly) and “Saia do vermelho” (get out of the red). The guides address the topic of financial education in a simple and informal language and its purpose is to support people to have a healthier relationship with money. In addition to the guides, in 2012 we launched the children’s book “A Árvore dos Sonhos" (the dream tree), a recreational instrument used by parents and educators to introduce the topic to children. The purpose is to awake the curiosity of children about the choices involving money and fulfillment of dreams.

8) Social and cultural investments

Social and cultural investments are aimed at anticipating changes, improving learning experiences and focusing on projects and initiatives that lead to transformation in society.

Aware of our responsibility, only in the first half of 2012 we invested R$ 84.3 million in education, culture and sports actions. Among them, noteworthy are those related to education and culture, with R$ 43.8 million, in addition to the celebration of 25 years of Itaú Cultural.

More details about the main initiatives in the first half:

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	71

•	The “Jovem do Futuro" (Youth with a Future) Program of Instituto Unibanco: In May, the Institute signed with the Government of the State of Ceará, the Ministry of Education (MEC), the technical cooperation instrument to implement in that State the “Jovem do Futuro” program, developed and validated by Instituto Unibanco, which is an integral part of “Ensino Médio Inovador” (innovative high school) program, of the Federal government. The purpose is to qualify the High School management and to help Ceará to come closer to the Basic Education Development Interest (IDEB) 6, which is the federal government’s goal for 2022. The 100 schools in Ceará included in the Project will receive funds, technical support and close supervision, in addition to qualification to transform investments in school achievements, such as improvement in school performance and increase in the pass rate.

•	Itaú Cultural: By the end of June 2012, over 120 thousand people visited Itaú Cultural. The Institute’s website had over 5.9 million hits. In the same period, partnerships with TVs and radio stations led to the execution of 190 and 2,007 agreements for the broadcasting of programs, respectively. The first annual exhibition, “Convite à Viagem” (invitation to travel) was visited by over 58 thousand people. By the end of June 2012, 130 national and international events were held and 8 new products were launched, including catalogs, magazines and books, of which 7.6 thousand were distributed to institutions and researchers in Brazil and abroad. By June, the Auditório Ibirapuera was visited by over 80 thousand people, where 83 shows were held.

•	Investments of Itaú Cultural from January to May 2012 over R$ 28.9 million were invested in projects and cultural initiatives, of which R$ 10.9 million (38%) under article 26 of the Rouanet Law.

9) Awards and Recognition

•	World’s Best Sub-Custodian Banks 2012 – We were chosen by Global Finance magazine, one of the global most respected publications in Economy and Finance, as the Best Bank in the provision of custody services in Brazil and Uruguay.

•	Customer Excellence Awards – We were granted the “Nice Customer Excellence” award as a benchmark in Call Center. With this achievement, we are three-time champions in Planning – we also won in 2009 and 2011 – and are first-time winners in Quality.

•	World’s Best Banks 2012 – We were chosen as the Best Bank in Brazil and Paraguay, according to the Global Finance magazine. The winners are chosen in a survey with analysts, executives and consultants of financial institutions.

•	The Best Companies to Start a Career – We were chosen as one of the best companies to start a career. Sponsored by Você S/A Guide, the award assesses the work environment and the practices and policies for people management focused on the young audience.

•	Highlight AE Projeções – Itaú Asset Management was one of the awarded institutions in Top Basic and Itaú Unibanco won Top General and Top Basic. The award, granted to the first ten positions in the AE Projeções Ranking, identifies the institutions which projections for the key economic indicators in Brazil are the closest to reality.

•	Safest Emerging Market Banks in Latin America – We were the best ranked Brazilian bank. The acknowledgment is the result of a survey conducted by Global Finance magazine, in which the 10 Safest Banks of Emerging Markets in Latin America are classified.

•	Top Management of Valor Econômico - Itaú Asset Management was granted the award because it was the best asset manager in capital markets of the year. Developed based on the Standard & Poor’s analysis, the award selects the best managers of the Brazilian investment funds industry.

•	World Business and Development Awards (International Chamber of Commerce) – We won in the special “Brazil” category. This award acknowledges private sector’s contributions to the millennium goals (targets defined by the UN to reduce poverty, promote gender equality, health, and fight against child mortality, AIDS and other diseases).

•	Efinance – We were awarded in five categories: Internet Banking, E-commerce, Social Network, Corporate Mobile and Safety. Itaú BBA was the winner in three categories: Workflow, Risk Analysis Tools and Product Redesign. Sponsored by the Executivos Financeiros magazine, the Efinance award acknowledges the most innovative solutions, implementations and applications in the IT and Telecom areas of financial institutions.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	72

•	Ethical Corporation Awards – We were granted the award in the Sustainability Commercialized category. Sponsored by Ethical Corporation since 2010, the award acknowledges corporate responsibility practices.

•	Insurer 2012 - Itaú Seguros was awarded in the categories “Best Global Development in Private Pension” and “Best Performance” in lines “Warranties”, “Life Group”, “Extended Warranty” and “Agricultural Risks” and won in the category “Sales Market Leader”, in lines “Liabilities”, “General Risks”, “Accident” and “Extended Warranty”. The Brazil Insurer Award acknowledges the best performances of large and middle-sized groups, insurance companies, private pension, capitalization and local reinsurers, in addition to sales market leaders in all segments.

•	Best Brazilian Trade Bank in Trade Finance – granted in Awards of Excellence 2012 by Trade Finance magazine.

•	Best Investment Bank in Brazil – granted by Euromoney Awards for Excellence 2012.

10) Independent Auditors – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco Holding S.A., its subsidiaries and parent company, to engage non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of its client.

During the period from January to June 2012, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

•	January 24, 2012 – vulnerability analysis and application intrusion tests on the internet perimeter.

•	February 17, 2012 – review of aspects related to the business continuity program.

•	February 23 and March 29, 2012 – acquisition of technical material;

•	February 28, 2012 – consulting services for obtaining GIPS (Global Investment Performance Standards) certification;

•	March 6 and June 12, 2012 – attendance at courses open to the public, related to finance and accounting.

•	April 27, 2012 – consulting services in the authorization request to the regulatory body for opening a subsidiary.

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Summary of the Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, parent and its subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services.

11) Circular No. 3,068/01 – BACEN

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 3.1 billion, corresponding to only 1.5% of total securities held.

Acknowledgements

We thank our employees for their determination and skills which have been essential to reaching consistent results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of July 23, 2012).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	74

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
PEDRO MOREIRA SALLES	ROBERTO EGYDIO SETUBAL

Vice-Chairmen	Executive Vice-Presidents
ALFREDO EGYDIO ARRUDA VILLELA FILHO	ALFREDO EGYDIO SETUBAL (*)
ROBERTO EGYDIO SETUBAL	CANDIDO BOTELHO BRACHER

Members	Executive Directors
ALFREDO EGYDIO SETUBAL	CAIO IBRAHIM DAVID
CANDIDO BOTELHO BRACHER	CLAUDIA POLITANSKI
DEMONSTHENES MADUREIRA DE PINHO NETO	MARCOS DE BARROS LISBOA
GUSTAVO JORGE LABOISSIÈRE LOYOLA	RICARDO BALDIN
HENRI PENCHAS	SÉRGIO RIBEIRO DA COSTA WERLANG
ISRAEL VAINBOIM
NILDEMAR SECCHES
PEDRO LUIZ BODIN DE MORAES	Directors
RICARDO VILLELA MARINO	ALEXSANDRO BROEDEL LOPES
ANA TEREZA DE LIMA E SILVA PRANDINI
AUDIT COMMITTEE	EDUARDO HIROYUKI MIYAKI
President	EMERSON MACEDO BORTOLOTO
GUSTAVO JORGE LABOISSIÈRE LOYOLA	RODRIGO LUÍS ROSA COUTO
ROGÉRIO PAULO CALDERÓN PERES
Members
ALKIMAR RIBEIRO MOURA	(*) Investor Relations Director
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE
LUIZ ALBERTO FIORE

FISCAL COUNCIL
President
IRAN SIQUEIRA LIMA

Members
ALBERTO SOZIN FURUGUEM	Accountant
LUIZ ALBERTO DE CASTRO FALLEIROS	CARLOS ANDRÉ HERMESINDO DA SILVA
CRC - 1SP281528/O-1

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	75

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
ROBERTO EGYDIO SETUBAL	FERNANDO JOSÉ COSTA TELES
FLAVIO AUGUSTO AGUIAR DE SOUZA
Executive Vice-Presidents	FRANCISCO VIEIRA CORDEIRO NETO
ALEXANDRE DE BARROS	GUILHERME MARTINS VASCONCELOS
ALFREDO EGYDIO SETUBAL	HENRIQUE PINTO ECHENIQUE
JOSÉ CASTRO ARAÚJO RUDGE	HENRIQUE RUTHER
JOSÉ ROBERTO HAYM	IBRAHIM JOSÉ JAMHOUR
LUÍS OTAVIO MATIAS	JEAN MARTIN SIGRIST JÚNIOR
MÁRCIO DE ANDRADE SCHETTINI	JOÃO ANTONIO DANTAS BEZERRA LEITE
MARCO AMBROGIO CRESPI BONOMI	JOÃO LUIZ DE MEDEIROS
MARCOS DE BARROS LISBOA	JORGE LUIZ VIEGAS RAMALHO
RICARDO VILLELA MARINO	JOSÉ VIRGILIO VITA NETO
SÉRGIO RIBEIRO DA COSTA WERLANG	LEILA CRISTIANE BARBOZA BRAGA DE MELO
LUÍS EDUARDO GROSS SIQUEIRA CUNHA
Executive Directors	LUIS TADEU MANTOVANI SASSI
ANDRÉ SAPOZNIK	LUIZ ANTONIO NOGUEIRA DE FRANÇA
CAIO IBRAHIM DAVID	LUIZ EDUARDO LOUREIRO VELOSO
CARLOS EDUARDO MONICO	LUIZ FERNANDO BUTORI REIS SANTOS
CELSO SCARAMUZZA	LUIZ SEVERIANO RIBEIRO
CLAUDIA POLITANSKI	MARCELO BOOCK
FERNANDO MARSELLA CHACON RUIZ	MARCELO DA COSTA LOURENÇO
GUSTAVO ADOLFO FUNCIA MURGEL	MARCELO LUIS ORTICELLI
LUIS ANTONIO RODRIGUES	MARCO ANTONIO SUDANO
OSVALDO DO NASCIMENTO	MARCOS ANTÔNIO VAZ DE MAGALHÃES
MARCOS AUGUSTO CAETANO DA SILVA FILHO
Directors	MARCOS SILVA MASSUKADO
ADILSO MARTINS DE LIMA	MARCOS VANDERLEI BELINI FERREIRA
ADRIANO BRITO DA COSTA LIMA	MARIA IRENE GARCETE DE GAVILAN
ADRIANO CABRAL VOLPINI	MARIO LUIZ AMABILE
ALBERTO FERNANDES	MESSIAS DOS SANTOS ESTEVES
ALEXANDRE JADALLAH AOUDE	MILTON MALUHY FILHO
ALEXSANDRO BROEDEL LOPES	NATACHA LITVINOV
ANA CARLA ABRÃO COSTA	OSVALDO JOSÉ DAL FABBRO
ANA TEREZA DE LIMA E SILVA PRANDINI	PAULO EIKIEVICIUS CORCHAKI
ANDRÉA MATTEUCCI PINOTTI CORDEIRO	PAULO MEIRELLES DE OLIVEIRA SANTOS
CARLOS EDUARDO DE CASTRO	RENATA HELENA DE OLIVEIRA TUBINI
CARLOS EDUARDO MACCARIELLO	RENÊ MARCELO GONÇALVES
CARLOS HENRIQUE DONEGÁ AIDAR	RICARDO LIMA SOARES
CARLOS ORESTES VANZO	RICARDO ORLANDO
CESAR PADOVAN	RICARDO RIBEIRO MANDACARU GUERRA
CÍCERO MARCUS DE ARAÚJO	RICARDO URQUIJO LAZCANO
CINTIA CARBONIERI ARAÚJO	ROBERTO FERNANDO VICENTE
CLAUDIO CÉSAR SANCHES	ROBERTO MASSARU NISHIKAWA
CLAUDIO JOSÉ COUTINHO ARROMATTE	RODRIGO LUIS ROSA CUTO
COSMO FALCO	ROGERIO CARVALHO BRAGA
CRISTIANE MAGALHÃES TEIXEIRA PORTELLA	ROGÉRIO PAULO CALDERÓN PERES
CRISTINA CESTARI SPADA	ROMILDO GONÇALVES VALENTE
DANIEL LUIZ GLEIZER	ROONEY SILVA
EDILSON PEREIRA JARDIM	SERGIO GUILLINET FAJERMAN
ERNESTO ANTUNES DE CARVALHO	SERGIO SOUZA FERNANDES JÚNIOR
FABIO DI PACE MENEZES	VILMAR LIMA CARREIRO
FERNANDO DELLA TORRE CHAGAS	WAGNER BETTINI SANCHES

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	76

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS	Directors
ADRIANO LIMA BORGES
Chairman	ALBERTO ZOFFMANN DO ESPÍRITO SANTO
ROBERTO EGYDIO SETUBAL	ALEXANDRE ENRICO SILVA FIGLIOLINO
ÁLVARO DE ALVARENGA FREIRE PIMENTEL
Vice-Chairmen	ANDRÉ CARVALHO WHYTE GAILEY
ALFREDO EGYDIO SETUBAL	ANDRÉ DEL BEL CURY
FERNÃO CARLOS BOTELHO BRACHER	ANDRÉ FERRARI
ANTONIO JOSÉ CALHEIROS RIBEIRO FERREIRA
Members	ANTONIO SANCHEZ JUNIOR
ALFREDO EGYDIO SETUBAL	EDUARDO CARDOSO ARMONIA
ANTONIO CARLOS BARBOSA DE OLIVEIRA	EDUARDO CORSETTI
CANDIDO BOTELHO BRACHER	EMERSON SAVI JUNQUEIRA
EDUARDO MAZZILLI DE VASSIMON	FABIO MASSASHI OKUMURA
HENRI PENCHAS	FERNANDO HENRIQUE MEIRA DE CASTRO
JOÃO DIONÍSIO FILGUEIRA BARRETO AMOÊDO	FLÁVIO DELFINO JUNIOR
SÉRGIO RIBEIRO DA COSTA WERLANG	GILBERTO FRUSSA
GUSTAVO HENRIQUE PENHA TAVARES
EXECUTIVE BOARD	HENRIQUE RUTHER
Chief Executive Officer	ILAN GOLDFAJN
CANDIDO BOTELHO BRACHER	JOÃO CARLOS DE GÊNOVA
JOÃO MARCOS PEQUENO DE BIASE
Managing Vice-Presidents	JORGE BEDRAN JETTAR
ALBERTO FERNANDES	JOSÉ AUGUSTO DURAND
DANIEL LUIZ GLEIZER	LILIAN SALA PULZATTO KIEFER
JEAN-MARC ROBERT NOGUEIRA BAPTISTA ETLIN	LUIZ FELIPE MONTEIRO ARCURI TREVISAN
RODOLFO HENRIQUE FISCHER	MARCELLO PECCININI DE CHIARO
MARCELO ARIEL ROSENHEK
Executive Directors	MARCELO DA COSTA LOURENÇO
ALEXANDRE JADALLAH AOUDE	MARCO ANTONIO SUDANO
ANDRÉ LUÍS TEIXEIRA RODRIGUES	MARCOS AUGUSTO CAETANO DA SILVA FILHO
ELAINE CRISTINA ZANATTA RODRIGUES VASQUINHO	MÁRIO LÚCIO GURGEL PIRES
FERNANDO FONTES IUNES	MÁRIO LUÍS BRUGNETTI
MARCELO TREVISAN MARANGON	PAULO DE PAULA ABREU
MILTON MALUHY FILHO	RODERICK SINCLAIR GREENLEES
SOLANGE PAIVA VIEIRA

BANCO ITAUCRED FINANCIAMENTOS S.A.	ITAÚ SEGUROS S.A.

Chief Executive Officer	Chief Executive Officer
LUÍS OTÁVIO MATIAS	ROBERTO EGYDIO SETUBAL

Executive Vice-President	Superintendent Director
MÁRCIO DE ANDRADE SCHETTINI	MARCOS DE BARROS LISBOA

Directors	Executive Directors
ADRIANO CABRAL VOLPINI	ANDRÉ HORTA RUTOWITSCH
ALEXSANDRO BROEDEL LOPES (*)	ANTONIO EDUARDO MÁRQUEZ DE FIGUEIREDO TRINDADE
ANA TEREZA DE LIMA E SILVA PRANDINI	JOSÉ CASTRO ARAÚJO RUDGE
CLÁUDIO JOSÉ COUTINHO ARROMATTE
EVANIR COUTINHO USSIER	Directors
FÁBIO MASSASHI OKUMURA	ADRIANO CABRAL VOLPINI (*)
FERNANDO JOSÉ COSTA TELES	ANA TEREZA DE LIMA E SILVA PRANDINI (*)
HENRIQUE PINTO ECHENIQUE (*)	ALEXSANDRO BROEDEL LOPES (**)
LUÍS FERNANDO STAUB	HENRIQUE PINTO ECHENIQUE (**)
MARCOS ANTÔNIO VAZ DE MAGALHÃES	MARIO LUIZ AMABILI (**)
MARCOS VANDERLEI BELINI FERREIRA	NORBERTO GIL FERREIRA CAMARGO
MARIO LUIZ AMABILE (*)

(*) Elected at EGM on April 12, 2012. Awaiting Susep approval.

(*) Directors elected on June 1, 2012 and approved by Bacen on July 11, 2012.	(**) Elected at EGM on May 31, 2012. Awaiting Susep approval.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	77

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

ASSETS	NOTE	6/30/2012	6/30/2011

CURRENT ASSETS		643,309,891	591,380,516
CASH AND CASH EQUIVALENTS		13,614,277	15,185,816
INTERBANK INVESTMENTS	4b and 6	117,292,323	97,992,589
Money market		92,407,375	80,082,541
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,645,336	3,018,248
Interbank deposits		22,239,612	14,891,800
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	163,563,986	145,615,959
Own portfolio		40,546,951	33,247,887
Subject to repurchase commitments		25,687,209	37,384,358
Pledged in guarantee		5,584,165	5,452,745
Securities under resale agreements with free movement		44,996	4,155,787
Deposited with the Central Bank		13,027,061	2,171,856
Derivative financial instruments		6,952,500	6,753,124
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	65,605,935	51,123,685
Assets guaranteeing technical provisions – other securities	11b	6,115,169	5,326,517
INTERBANK ACCOUNTS		77,174,249	95,554,586
Pending settlement		3,200,634	3,662,129
Central Bank deposits		73,909,113	91,838,986
National Housing System (SFH)		1,555	1,386
Correspondents		28,980	52,085
Interbank onlending		33,967	-
INTERBRANCH ACCOUNTS		47,859	59,469
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	188,575,590	168,613,770
Operations with credit granting characteristics	4e	203,917,072	182,805,437
(Allowance for loan losses)	4f	(15,341,482)	(14,191,667)
OTHER RECEIVABLES		79,535,686	65,167,881
Foreign exchange portfolio	9	34,315,265	23,584,207
Income receivable		1,261,722	1,120,697
Transactions with credit card issuers	4e	15,636,707	13,964,728
Receivables from insurance and reinsurance operations	4mI and 11b	4,045,159	3,502,312
Negotiation and intermediation of securities		4,198,406	2,830,083
Sundry	13a	20,078,427	20,165,854
OTHER ASSETS	4g	3,505,921	3,190,446
Assets held for sale		133,402	126,392
(Valuation allowance)		(40,516)	(57,144)
Unearned premiums of reinsurance	4mI	637,088	512,059
Prepaid expenses	4g and 13b	2,775,947	2,609,139

LONG-TERM RECEIVABLES		232,653,614	191,351,644
INTERBANK INVESTMENTS	4b and 6	2,641,609	452,721
Money market		-	7,837
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	-	56,886
Interbank deposits		2,641,609	387,998
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	50,805,255	35,116,986
Own portfolio		29,139,700	22,160,677
Subject to repurchase commitments		10,485,833	3,896,090
Pledged in guarantee		1,719,585	1,733,712
Deposited with the Central Bank		-	-
Derivative financial instruments		5,126,257	3,669,567
Assets guaranteeing technical provisions – other securities	11b	4,333,880	3,656,940
INTERBANK ACCOUNTS - National Housing System (SFH)		714,434	630,767
LOAN, LEASE AND OTHER CREDIT OPERATIONS	8	141,156,927	124,575,264
Operations with credit granting characteristics	4e	152,871,532	134,158,172
(Allowance for loan losses)	4f	(11,714,605)	(9,582,908)
OTHER RECEIVABLES		35,828,547	29,075,511
Foreign exchange portfolio	9	2,268,598	1,285,289
Sundry	13a	33,559,949	27,790,222
OTHER ASSETS – Prepaid expenses	4g and 13b	1,506,842	1,500,395

PERMANENT ASSETS		12,845,152	10,947,101
INVESTMENTS	4h and 15a Il	3,265,426	2,974,371
Investments in affiliates		2,346,074	1,858,411
Other investments		1,127,251	1,301,373
(Allowance for losses)		(207,899)	(185,413)
REAL ESTATE IN USE	4i and 15b	5,276,734	4,781,365
Real estate in use		3,301,536	3,250,273
Other fixed assets		9,034,114	8,224,260
(Accumulated depreciation)		(7,058,916)	(6,693,168)
GOODWILL	4j and 15b	93,025	67,617
INTANGIBLE ASSETS	4k and 15b	4,209,967	3,123,748
Acquisition of rights to credit payroll		1,711,874	2,388,708
Other intangible assets		4,462,382	2,986,021
(Accumulated amortization)		(1,964,289)	(2,250,981)
TOTAL ASSETS		888,808,657	793,679,261

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	78

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

LIABILITIES	NOTE	6/30/2012	6/30/2011

CURRENT LIABILITIES		439,571,265	422,446,320
DEPOSITS	4b and 10b	160,411,745	146,885,096
Demand deposits		31,360,997	24,463,040
Savings deposits		73,055,957	60,008,457
Interbank deposits		9,472,936	2,478,203
Time deposits		46,521,855	59,935,396
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	88,522,786	109,051,417
Own portfolio		59,493,557	66,678,601
Third-party portfolio		28,497,554	37,625,123
Free portfolio		531,675	4,747,693
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	27,479,537	17,297,060
Real estate, mortgage, credit and similar notes		20,808,186	11,415,215
Debentures		1,033,025	28,764
Foreign borrowings through securities		5,638,326	5,853,081
INTERBANK ACCOUNTS		3,988,519	4,362,618
Pending settlement		2,847,529	3,349,747
Correspondents		1,140,990	1,012,871
INTERBRANCH ACCOUNTS		4,111,483	4,156,136
Third-party funds in transit		4,091,404	4,142,518
Internal transfer of funds		20,079	13,618
BORROWINGS AND ONLENDING	4b and 10e	30,871,523	26,726,437
Borrowings		17,956,645	16,140,001
Onlending		12,914,878	10,586,436
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	5,044,468	4,293,789
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4m II and 11a	11,187,089	10,007,878
OTHER LIABILITIES		107,954,115	99,665,889
Collection and payment of taxes and contributions		4,238,039	9,385,463
Foreign exchange portfolio	9	34,490,288	24,176,802
Social and statutory	16b II	2,549,962	2,750,679
Tax and social security contributions	4n, 4o and 14c	7,361,699	6,597,730
Negotiation and intermediation of securities		7,082,783	3,422,761
Credit card operations	4e	37,179,747	32,120,531
Subordinated debt	10f	5,342,689	9,150,889
Sundry	13c	9,708,908	12,061,034

LONG-TERM LIABILITIES		370,963,534	301,559,674
DEPOSITS	4b and 10b	74,563,375	62,029,119
Interbank deposits		212,738	323,987
Time deposits		74,350,637	61,705,132
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS	4b and 10c	106,577,030	88,812,400
Own portfolio		89,707,941	77,181,975
Free portfolio		16,869,089	11,630,425
FUNDS FROM ACCEPTANCES AND ISSUANCE OF SECURITIES	4b and 10d	26,816,038	14,999,696
Real estate, mortgage, credit and similar notes		17,948,981	8,103,847
Debentures		1,532,128	1,012,948
Foreign borrowings through securities		7,334,929	5,882,901
BORROWINGS AND ONLENDING	4b and 10e	24,707,419	26,220,511
Borrowings		2,928,137	2,529,933
Onlending		21,779,282	23,690,578
DERIVATIVE FINANCIAL INSTRUMENTS	4d and 7h	4,170,748	2,593,652
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	4n II and 11a	71,366,354	56,695,083
OTHER LIABILITIES		62,762,570	50,209,213
Foreign exchange portfolio	9	2,284,890	1,281,625
Tax and social security contributions	4n, 4o and 14c	12,820,500	12,688,013
Subordinated debt	10f	37,605,196	28,059,604
Sundry	13c	10,051,984	8,179,971
DEFERRED INCOME	4p	820,973	828,714
MINORITY INTEREST IN SUBSIDIARIES	16e	1,817,298	2,761,757
STOCKHOLDERS’ EQUITY	16	75,635,587	66,082,796
Capital		45,000,000	45,000,000
Capital reserves		775,402	619,298
Revenue reserves		30,869,058	21,543,542
Asset valuation adjustment	4c, 4d and 7d	536,004	(32,044)
(Treasury shares)		(1,544,877)	(1,048,000)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		888,808,657	793,679,261

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	79

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

		01/01 to	01/01 to
	NOTE	6/30/2012	6/30/2011
INCOME FROM FINANCIAL OPERATIONS		52,120,137	45,809,941
Loan, lease and other credit operations		31,154,455	27,955,714
Securities and derivative financial instruments		13,255,278	10,694,696
Financial income from insurance, pension plan and capitalization operations	11c	3,333,457	2,595,447
Foreign exchange operations		1,009,685	117,777
Compulsory deposits		3,367,262	4,446,307
EXPENSES OF FINANCIAL OPERATIONS		(26,435,883)	(21,521,862)
Money market		(22,534,611)	(18,650,894)
Financial expenses on technical provisions for pension plan and capitalization	11c	(2,972,443)	(2,314,834)
Borrowings and onlending		(928,829)	(556,134)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES		25,684,254	24,288,079
RESULT OF ALLOWANCE FOR LOAN LOSSES	8d I	(9,701,469)	(6,887,565)
Expenses for allowance for loan losses		(12,019,821)	(9,487,170)
Income from recovery of credits written off as loss		2,318,352	2,599,605
GROSS INCOME FROM FINANCIAL OPERATIONS		15,982,785	17,400,514
OTHER OPERATING REVENUES (EXPENSES)		(6,918,586)	(7,386,471)
Banking service fees	13d	7,205,738	6,661,579
Asset management		1,447,472	1,274,773
Current account services		336,128	332,429
Credit cards		3,157,884	2,877,966
Sureties and credits granted		776,264	835,835
Receipt services		700,067	630,931
Other		787,923	709,645
Income from bank charges	13e	2,875,994	2,478,117
Result from insurance, pension plan and capitalization operations	11c	1,460,025	1,214,338
Personnel expenses	13f	(6,830,138)	(6,578,061)
Other administrative expenses	13g	(7,087,371)	(6,682,373)
Tax expenses	4o and 14a II	(2,208,531)	(2,159,626)
Equity in earnings of affiliates and other investments	15a lll	80,353	(43,069)
Other operating revenues	13h	141,384	222,777
Other operating expenses	13i	(2,556,040)	(2,500,153)
OPERATING INCOME		9,064,199	10,014,043
NON-OPERATING INCOME		(286,770)	127,492
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		8,777,429	10,141,535
INCOME TAX AND SOCIAL CONTRIBUTION	4o and 14a I	(1,570,570)	(2,541,931)
Due on operations for the period		(4,752,348)	(3,878,915)
Related to temporary differences		3,181,778	1,336,984
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(79,701)	(106,524)
MINORITY INTEREST IN SUBSIDIARIES	16e	(397,303)	(360,572)
NET INCOME		6,729,855	7,132,508
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,517,940,710	4,543,679,632
NET INCOME PER SHARE – R$		1.49	1.57
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 06/30)		16.74	14.57

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k	398,834	(177,819)
NET INCOME WITHOUT NONRECURRING EFFECTS		7,128,689	6,954,689
NET INCOME PER SHARE – R$		1.58	1.53

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	80

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	NOTE	01/01 to 06/30/2012	01/01 to 06/30/2011
ADJUSTED NET INCOME		20,480,650	20,344,855
Net income		6,729,855	7,132,508
Adjustments to net income:		13,750,795	13,212,347
Granted options recognized		98,980	80,112
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7i	598,852	463,741
Effects of changes in exchange rates on cash and cash equivalents		(381,359)	227,963
Allowance for loan losses		12,019,821	9,487,170
Interest and foreign exchange expense from operations with subordinated debt		2,350,733	1,556,948
Interest expense from operations with debentures		80,595	64,498
Financial expenses on technical provisions for pension plan and capitalization		2,972,443	2,314,834
Depreciation and amortization	15b	1,104,790	1,067,762
Adjustment to legal liabilities – tax and social security		291,925	340,121
Adjustment to provision for contingent liabilities		12,444	54,552
Deferred taxes		(3,181,778)	(1,336,984)
Equity in earnings of affiliates and other investments	15a lll	(80,353)	43,069
Interest and foreign exchange income from available-for-sale securities		(2,562,829)	(852,769)
Interest and foreign exchange income from held-to-maturity securities		(239,590)	(184,035)
(Gain) loss from sale of available-for-sale financial assets	7f	593,878	(225,537)
(Gain) loss from sale of investments		(238,050)	(198,420)
(Gain) loss from sale of foreclosed assets		(12,428)	1,369
(Gain) loss from sale of fixed assets		2,732	(51,614)
(Gain) loss from rescission of operations of intangible assets		604	(802)
Minority interest		397,303	360,572
Other		(77,918)	(203)
CHANGE IN ASSETS AND LIABILITIES		9,319,286	(31,720,525)
(Increase) decrease in Assets		4,738,949	(59,750,971)
Interbank investments		10,273,116	(27,563,898)
Securities and derivative financial instruments		(11,207,278)	2,442,177
Compulsory deposits with the Central Bank of Brazil		24,143,441	(6,062,516)
Interbank and interbranch accounts (assets/liabilities)		894,475	1,191,916
Loan, lease and other credit operations		(22,068,253)	(29,660,640)
Other receivables and other assets		135,060	(817,422)
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		2,568,388	719,412
(Decrease) increase in Liabilities		4,580,337	28,030,446
Deposits		(7,661,302)	6,226,157
Deposits received under securities repurchase agreements		6,281,279	(1,792,536)
Funds for issuance of securities		1,212,004	7,047,419
Borrowings and onlending		(1,023,118)	5,608,983
Credit card operations (assets/liabilities)		(1,226,314)	(658,106)
Technical provision for insurance, pension plan and capitalization		5,286,935	4,387,059
Collection and payment of taxes and contributions		3,382,064	8,691,105
Other liabilities		2,862,460	625,674
Deferred income		(15,238)	62,849
Payment of income tax and social contribution		(4,518,433)	(2,168,158)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		29,799,936	(11,375,670)
Interest on capital / dividends received from affiliated companies		7,245	15,466
Funds received from sale of available-for-sale securities		10,229,791	21,746,775
Funds received from redemption of held-to-maturity securities		229,247	335,516
Disposal of assets not for own use		58,578	69,476
Disposal of investments		382,560	284,316
Sale of fixed assets		202,350	113,630
Termination of intangible asset agreements		63	5,623
Purchase of available-for-sale securities		(20,948,188)	(16,645,181)
Purchase of held-to-maturity securities		(706)	(123,000)
Purchase of investments		(852,519)	(10,868)
Purchase of fixed assets	15b	(875,635)	(704,774)
Purchase of intangible assets	15b	(802,991)	(732,543)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		(12,370,205)	4,354,436
Increase in subordinated debt		10,705,640	6,223,825
Decrease in subordinated debt		(9,082,972)	(4,400,151)
Increase in debentures		1,500,000	-
Decrease in debentures		(54,238)	(406,879)
Change in minority interest	16e	(321,231)	(1,111,559)
Granting of stock options		193,673	154,669
Purchase of treasury shares		(99,045)	(557,991)
Dividends and interest on capital paid		(3,546,663)	(3,040,750)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		(704,836)	(3,138,836)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		16,724,895	(10,160,070)

Cash and cash equivalents at the beginning of the period		37,616,895	39,014,268
Effects of changes in exchange rates on cash and cash equivalents		381,359	(227,963)
Cash and cash equivalents at the end of the period	4a and 5	54,723,149	28,626,235

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	81

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	NOTE	01/01 to 06/30/2012		01/01 to 06/30/2011
INCOME		53,815,039		49,626,679
Financial operations		52,120,137		45,809,941
Banking services		10,081,732		9,139,696
Result from insurance, pension plan and capitalization operations		1,460,025		1,214,338
Result of loan losses	8d	(9,701,469)		(6,887,565)
Other		(145,386)		350,269
EXPENSES		(28,991,923)		(24,022,015)
Financial operations		(26,435,883)		(21,521,862)
Other		(2,556,040)		(2,500,153)
INPUTS PURCHASED FROM THIRD PARTIES		(5,797,493)		(5,553,400)
Materials, energy and others	13g	(216,792)		(219,011)
Third-party services	13g	(1,599,339)		(1,525,930)
Other		(3,981,362)		(3,808,459)
Data processing and telecommunications	13g	(1,752,703)		(1,737,794)
Advertising, promotions and publication	13g	(447,204)		(436,949)
Installations		(666,163)		(573,641)
Transportation	13g	(255,693)		(282,752)
Security	13g	(263,198)		(240,169)
Travel expenses	13g	(90,210)		(86,492)
Other		(506,191)		(450,662)
GROSS ADDED VALUE		19,025,623		20,051,264
DEPRECIATION AND AMORTIZATION	13g	(814,093)		(682,146)
NET ADDED VALUE PRODUCED BY THE COMPANY		18,211,530		19,369,118
ADDED VALUE RECEIVED FROM TRANSFER	15a lll	80,353		(43,069)
TOTAL ADDED VALUE TO BE DISTRIBUTED		18,291,883		19,326,049
DISTRIBUTION OF ADDED VALUE		18,291,883		19,326,049
Personnel		6,117,490	33.4%	5,933,794	30.7%
Compensation		4,943,932	27.0%	4,744,765	24.6%
Benefits		802,519	4.4%	879,191	4.5%
FGTS – government severance pay fund		371,039	2.0%	309,838	1.6%
Taxes, fees and contributions		4,571,450	25.0%	5,452,348	28.2%
Federal		4,200,622	23.0%	5,095,981	26.4%
State		17,814	0.1%	980	0.0%
Municipal		353,014	1.9%	355,387	1.8%
Return on third parties’ assets - Rent		475,785	2.6%	446,827	2.3%
Return on own assets		7,127,158	39.0%	7,493,080	38.8%
Dividends and interest on capital		1,461,984	8.0%	1,554,351	8.0%
Retained earnings (loss) for the period		5,267,871	28.8%	5,578,157	28.9%
Minority interest in retained earnings		397,303	2.2%	360,572	1.9%

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	82

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

	NOTE	30/06/2012	30/06/2011

ASSETS
CURRENT ASSETS		29,267,786	1,238,759
CASH AND CASH EQUIVALENTS		15,834	4,938
INTERBANK INVESTMENTS	4b and 6	24,768,805	22,341
Money market		34,940	22,341
Interbank deposits		24,733,865	-
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	3,696,017	6,147
Own portfolio		3,696,017	670
Pledged in guarantee		-	5,477
OTHER RECEIVABLES		780,001	1,199,118
Income receivable	15a I	101	425,266
Sundry	13a	779,900	773,852
OTHER ASSETS – Prepaid expenses	4g	7,129	6,215
LONG-TERM RECEIVABLES		14,621,339	30,851,238
INTERBANK INVESTMENTS – Interbank deposits	4b and 6	14,363,400	30,522,153
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	4c, 4d and 7	-	6,740
Own portfolio		-	14
Pledged in guarantee		-	6,726
OTHER RECEIVABLES - Sundry	13a	257,939	322,345
PERMANENT ASSETS		54,714,522	53,488,409
INVESTMENTS		54,714,311	53,488,132
Investments in subsidiaries	4h and 15a I	54,714,311	53,487,725
Other		-	407
REAL ESTATE IN USE	4i	211	277
TOTAL ASSETS		98,603,647	85,578,406

LIABILITIES
CURRENT LIABILITIES		6,613,619	1,679,198
DEPOSITS - Interbank deposits	4b and 10b	5,056,765	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	5,542	5,542
OTHER LIABILITIES		1,551,312	1,673,656
Social and statutory	16b II	1,229,436	1,360,398
Tax and social security contributions	4n, 4o and 14c	57,487	102,243
Subordinated debt	10f	133,211	71,334
Sundry	13c	131,178	139,681
LONG-TERM LIABILITIES		10,576,442	9,413,050
DEPOSITS - Interbank deposits	4b and 10b	-	4,012,223
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES	4b and 10d	500,000	500,000
OTHER LIABILITIES		10,076,442	4,900,827
Tax and social security contributions	4n, 4o and 14c	905,716	636,664
Subordinated debt	10f	9,154,404	4,252,638
Sundry	13c	16,322	11,525
STOCKHOLDERS’ EQUITY	16	81,413,586	74,486,158
Capital		45,000,000	45,000,000
Capital reserves		775,402	619,298
Revenue reserves		36,647,057	29,946,904
Asset valuation adjustment	4c, 4d and 7d	536,004	(32,044)
(Treasury shares)		(1,544,877)	(1,048,000)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		98,603,647	85,578,406

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	83

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

	NOTE	01/01 to 30/06/2012	01/01 to 30/06/2011
INCOME FROM FINANCIAL OPERATIONS		1,562,645	1,005,165
Securities and derivative financial instruments		1,562,645	1,005,165
EXPENSES OF FINANCIAL OPERATIONS		(474,269)	(325,642)
Money market		(474,269)	(325,642)
GROSS INCOME FROM FINANCIAL OPERATIONS		1,088,376	679,523
OTHER OPERATING REVENUES (EXPENSES)		3,893,168	4,494,682
Personnel expenses		(101,945)	(92,716)
Other administrative expenses		(19,234)	(23,293)
Tax expenses	14a II	(109,036)	(131,241)
Equity in earnings of subsidiaries	15a I	4,159,228	4,754,970
Other operating revenues (expenses)		(35,845)	(13,038)
OPERATING INCOME		4,981,544	5,174,205
NON-OPERATING INCOME		13,287	9,116
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING		4,994,831	5,183,321
INCOME TAX AND SOCIAL CONTRIBUTION	4p	479,019	588,034
Due on operations for the period		34,934	4,413
Related to temporary differences		444,085	583,621
PROFIT SHARING – Management members - Statutory - Law No. 6,404 of 12/15/1976		(1,814)	(1,730)
NET INCOME		5,472,036	5,769,625
WEIGHTED AVERAGE OF THE NUMBER OF OUTSTANDING SHARES		4,517,940,710	4,543,679,632
NET INCOME PER SHARE – R$		1.21	1.27
BOOK VALUE PER SHARE - R$ (OUTSTANDING AT 06/30)		18.02	16.43

EXCLUSION OF NONRECURRING EFFECTS	2a and 22k	398,834	(177,819)
NET INCOME WITHOUT NONRECURRING EFFECTS		5,870,870	5,591,806
NET INCOME PER SHARE – R$		1.30	1.23

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	84

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
BALANCES AT 01/01/2011	45,000,000	594,734	25,661,505	17,128	-	(628,577)	70,644,790
Purchase of treasury shares	-	-	-	-	-	(557,991)	(557,991)
Granting of stock options – exercised options	-	(55,548)	71,649	-	-	138,568	154,669
Granting of options recognized	-	80,112	-	-	-	-	80,112
Change in adjustment to market value	-	-	-	(49,172)	-	-	(49,172)
Addition to interest on capital paid on 03/17/2011 - Year 2010	-	-	(1,524)	-	-	-	(1,524)
Net income	-	-	-	-	5,769,625	-	5,769,625
Appropriations:
Legal reserve	-	-	288,481	-	(288,481)	-	-
Statutory reserves	-	-	3,926,793	-	(3,926,793)	-	-
Dividends and interest on capital	-	-	-	-	(1,554,351)	-	(1,554,351)
BALANCES AT 06/30/2011	45,000,000	619,298	29,946,904	(32,044)	-	(1,048,000)	74,486,158
CHANGES IN THE PERIOD	-	24,564	4,285,399	(49,172)	-	(419,423)	3,841,368
BALANCES AT 01/01/2012	45,000,000	763,413	34,422,444	(139,142)	-	(1,663,562)	78,383,153
Purchase of treasury shares	-	-	-	-	-	(99,045)	(99,045)
Granting of stock options – exercised options	-	(86,991)	62,934	-	-	217,730	193,673
Granting of options recognized	-	98,980	-	-	-	-	98,980
Change in adjustment to market value	-	-	-	675,146	-	-	675,146
Addition to interest on capital paid on 03/13/2012 - Year 2011	-	-	(1,450)	-	-	-	(1,450)
Payment of interest on capital on 03/13/2012 – Declared after 12/31/2011	-	-	(1,846,923)	-	-	-	(1,846,923)
Net income	-	-	-	-	5,472,036	-	5,472,036
Appropriations:	-	-	-	-	-	-	-
Legal reserve	-	-	273,602	-	(273,602)	-	-
Statutory reserves	-	-	3,565,770	-	(3,565,770)	-	-
Dividends and interest on capital	-	-	170,680	-	(1,632,664)	-	(1,461,984)
BALANCES AT 06/30/2012	45,000,000	775,402	36,647,057	536,004	-	(1,544,877)	81,413,586
CHANGES IN THE PERIOD	-	11,989	2,224,613	675,146	-	118,685	3,030,433

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	85

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	NOTE	01/01 to 06/30/2012	01/01 to 06/30/2011
ADJUSTED NET INCOME		1,647,467	418,680
Net income		5,472,036	5,769,625
Adjustments to net income:		(3,824,569)	(5,350,945)
Granting of options recognized		98,980	80,112
Interest and foreign exchange expense from operations with subordinated debt		652,922	(122,123)
Deferred taxes		(444,085)	(583,621)
Equity in earnings of subsidiaries	15a I	(4,159,228)	(4,754,970)
Amortization of goodwill		28,873	28,873
Effects of changes in exchange rates on cash and cash equivalents		(2,063)	734
Other		32	50
CHANGE IN ASSETS AND LIABILITIES		507,253	556,519
(Increase) decrease in other receivables and other assets		65,264	222,595
Increase (decrease) in other liabilities		441,989	333,924
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES		2,154,720	975,199
Interest on capital/Dividends received		8,359,753	12,999,560
(Increase) decrease in interbank investments		(7,454,915)	(16,345,311)
(Increase) decrease in securities and derivative financial instruments (assets/liabilities)		(3,682,386)	23,733
(Purchase) sale of investments		-	3,862,494
(Purchase) sale of fixed assets		-	(19)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES		(2,777,548)	540,457
Increase (decrease) in deposits		224,321	668,215
Increase in subordinated debt		3,638,340	1,170,825
Decrease in subordinated debt		(201,096)	(77,510)
Granting of stock options		193,673	154,669
Purchase of treasury shares		(99,045)	(557,991)
Dividends and interest on capital paid		(3,546,663)	(3,040,750)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		209,530	(1,682,542)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(413,298)	(166,886)
Cash and cash equivalents at the beginning of the period		462,009	194,899
Effects of changes in exchange rates on cash and cash equivalents		2,063	(734)
Cash and cash equivalents at the end of the period	4a and 5	50,774	27,279

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	86

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	NOTE	01/01 to 06/30/2012	01/01 to 06/30/2011
INCOME		2,019,464	1,592,183
Financial operations		1,562,645	1,005,165
Other		456,819	587,018
EXPENSES		(474,269)	(325,642)
Financial operations		(474,269)	(325,642)
INPUTS PURCHASED FROM THIRD PARTIES		(19,010)	(23,052)
Third-party services		(8,272)	(10,052)
Advertising, promotions and publication		(1,363)	(228)
Expenses for financial system services		(2,094)	(2,956)
Insurance		(2,209)	(3,135)
Other		(5,072)	(6,681)
GROSS ADDED VALUE		1,526,185	1,243,489
DEPRECIATION AND AMORTIZATION		(38)	(47)
NET ADDED VALUE PRODUCED BY THE COMPANY		1,526,147	1,243,442
ADDED VALUE RECEIVED FROM TRANSFER	15a l	4,159,228	4,754,970
TOTAL ADDED VALUE TO BE DISTRIBUTED		5,685,375	5,998,412
DISTRIBUTION OF ADDED VALUE		5,685,375	5,998,412
Personnel		101,998	92,423
Compensation		100,753	90,443
Benefits		967	1,230
FGTS – government severance pay fund		278	750
Taxes, fees and contributions		111,155	136,170
Federal		111,141	136,146
Municipal		14	24
Return on third parties’ assets - Rent		186	194
Return on own assets		5,472,036	5,769,625
Dividends and interest on capital		1,461,984	1,554,351
Retained earnings (loss) for the period		4,010,052	4,215,274

The accompanying notes are an integral part of these financial statements.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	87

ITAÚ UNIBANCO HOLDING S.A.

NOTES TO THE FINANCIAL STATEMENTS

FROM JANUARY 1 TO JUNE 30, 2012 AND 2011

(In thousands of Reais)

NOTE 1 - OPERATIONS

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	88

NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS

a)	Presentation of the Financial Statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), and the National Council of Private Insurance (CNSP), which include the use of estimates necessary to calculate accounting provisions.

On April 23, 2012 the Central Bank of Brazil approved the Agreement for Purchase and Sale of Shares entered into on April 14, 2011 by ITAÚ UNIBANCO HOLDING and Carrefour Comércio e Indústria Ltda (Carrefou Brasil) in order to acquire 49% of BSF Holding S.A. ( Banco Carrefour”), for the amount of R$ 816,255 million, giving rise to a goodwill of R$ 583,081, with the transfer of shares on May 31, 2012.

In order to enable the proper analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other credit operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign Exchange Portfolio to credit operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investments held by consolidated companies in Exclusive Investment Funds are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the Foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments, net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	89

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4j). By 12/31/2009, goodwill generated had been fully amortized in the periods investments were made.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

		Incorporation		Interest in voting capital at		Interest in voting capital at
		country	Activity	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Fiat S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	99.99%	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BBA International, S.A.	(1)	Portugal	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
BIU Participações S.A.		Brazil	Holding company	66.15%	66.15%	66.15%	66.15%
Cia. Itaú de Capitalização		Brazil	Capitalization	99.99%	99.99%	99.99%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Fiat Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	99.99%	99.99%	99.99%	99.99%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(2)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	99.96%	99.99%	99.96%	99.99%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários Ltda.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arab Emirates	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú USA, INC.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais S.A.	(3)	Brazil	Technology services	100.00%	99.99%	100.00%	99.99%
Redecard S.A.	(4)	Brazil	Acquirer	50.00%	50.01%	50.00%	50.01%
Unibanco Cayman Bank Ltd.		Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Unibanco Participações Societárias S.A. (Nota 16e)		Brazil	Holding company	100.00%	100.00%	100.00%	51.00%

Joint ventures
Banco Investcred Unibanco S.A.		Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento		Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%

(1)	New company name of Banco Itaú Europa S.A.;
(2)	Does not include Redeemable Preferred Shares (Note 10f);
(3)	New company name of Orbitall Serviços e Processamento de Informações Comerciais S.A.
(4)	Fully consolidated company whose share capital is 50% plus 17 shares.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	90

NOTE 3 – REQUIREMENTS OF CAPITAL AND FIXED ASSET LIMITS

a) Basel and Fixed Asset Ratios

The main indicators at June 30, 2012, according to present regulation, are as follows:

	Financial	Economic-financial
	conglomerate (1)	consolidated (2)
Referential equity (3)	101,953,520	102,518,730
Basel ratio	16.6%	16.9%
Tier I	12.1%	12.4%
Tier II	4.5%	4.5%
Fixed assets ratio (4)	40.2%	14.3%
Excess capital in relation to fixed assets	9,997,362	36,610,183

(1)	Consolidated financial statements including financial companies only;
(2)	Consolidated financial statements comprising all direct and indirect subsidiary companies, including insurance, pension plan, capitalization companies and other non-financial companies, as provided for in CMN Resolution No. 2,723 of June 1, 2000, amended by CMN Resolution No. 2,743, of June 28, 2000;
(3)	The CMN, through Resolution No. 3,444, of February 28, 2007, determined the Referential Equity (PR), for purposes of calculating operating limits, as being the sum of both Tier I and Tier II levels, following the international experience, each of them comprising items from stockholders' equity, as well as subordinated debt and hybrid capital and debt instruments;
(4)	The difference between the fixed asset ratio of the financial conglomerate and the economic-financial consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with a consequent decrease in the fixed asset ratio of the economic-financial consolidated amounts, enabling, when necessary, the distribution of funds to the financial companies.

Issues of subordinated debt, in the amount of R$ 1,777,300 as of June 30, 2012, are pending approval in order to be included in the Tier II. Should we consider these issues, the Basel ratios would be affected by 0.3%.

Management considers the current Basel ratio (16.6%, based on Financial conglomerate) to be adequate, taking into account the following:

a)	It exceeds by 5.6 percent the minimum required by the authorities (11.0%); and

b)	In view of the realizable values of assets (Note 18), the additional provision (exceeding the minimum required) (Note 8c) and unrecorded deferred tax assets (Note 14b IV), the ratio would increase to 17.6%.

CMN Resolution No. 3,490, of August 29, 2007, provides for the criteria for computation of the Required Referential Equity (PRE). For calculation of the risk portions, the procedures of Circular No. 3,360, of September 12, 2007 for credit risk, of Circulars Nos. 3,361, 3,362, 3,363, 3,364, 3,366 and 3,368, of September 12, 2007, 3,388, of June 4, 2008, and 3,389, of June 25, 2008, 3,498, of June 28, 2010 and 3,568, of December 21, 2011, and Circular Letters Nos. 3,309 and 3,310, of April 15, 2008 for market risk, and Circulars Nos. 3,383, of April 30, 2008 and 3,476, of December 28, 2009 and Circular Letters Nos. 3,315 and 3,316, of April 30, 2008, for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

Circular No. 3,568, of December 21, 2011, changes the provisions of Circulars Nos. 3,361, of September 12, 2007, 3,388, of June 4, 2008, 3,389, of June 25, 2008, 3,478 of December 24, 2009 and 3,498, of June 28, 2010, which set forth the procedures for calculation of the portion related to market risk. The new calculation method will be adopted gradually from January 1, 2012, taking into account that it shall be fully employed from December 31, 2012. Should the new rules already be applicable, the ratios would be reduced by about 0.3%.

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The Referential Equity used for calculation of ratios and composition of risk exposures at June 30, 2012, are as follows:

	Financial conglomerate		Economic-financial consolidated
Stockholders' Equity ITAÚ UNIBANCO HOLDING S.A. (Consolidated)	75,635,587		75,635,587
Minority interest in subsidiaries	1,251,037		1,817,300
Consolidated stockholders’ equity (BACEN)	76,886,624		77,452,887
Deferred tax assets excluded from Tier I	(592,670)		(593,224)
Deferred permanent assets excluded from Tier I	(257,584)		(258,083)
Adjustments to market value – securities and derivative financial instruments excluded from Tier I	(536,004)		(536,510)
Preferred shares with clause of redemption excluded from Tier I	(798,525)		(798,525)
Tier I	74,701,841		75,266,545
Subordinated debt	26,705,485		26,705,485
Preferred shares with clause of redemption	319,410		319,410
Adjustments to market value -securities and derivative financial instruments	536,004		536,510
Tier II	27,560,899		27,561,405
Tier I + Tier II	102,262,740		102,827,950
Exclusions:
Funding instruments issued by financial institutions	(309,220)		(309,220)
Referential equity	101,953,520		102,518,730
Risk exposure:
Exposure weighted by credit risk (EPR)	556,627,327		545,795,964
Portion required for credit risk coverage (PEPR)	61,229,006	90.8%	60,037,556	90.0%
a) Per weighting factor (FPR):
FPR at 20%	298,604	0.4%	436,950	0.7%
FPR at 35%	184,122	0.3%	184,117	0.3%
FPR at 50%	3,779,884	5.6%	4,758,618	7.1%
FPR at 75%	13,562,506	20.1%	13,165,803	19.7%
FPR at 100%	39,748,017	59.0%	37,722,116	56.6%
FPR at 150%	1,618,839	2.4%	1,615,665	2.4%
FPR at 300%	1,732,452	2.6%	1,846,404	2.8%
Derivatives – potential future gain	304,582	0.5%	307,883	0.5%
b) Per type:
Securities	3,234,051	4.8%	3,296,062	4.9%
Loan operations - Retail	10,799,131	16.0%	10,525,518	15.8%
Loan operations – Non-retail	22,217,261	33.0%	22,230,173	33.3%
Joint obligations - Retail	42,859	0.1%	42,859	0.1%
Joint obligations – Non-Retail	6,179,911	9.2%	6,145,955	9.2%
Loan commitments - Retail	2,720,516	4.0%	2,597,427	3.9%
Loan commitments – Non-retail	1,790,448	2.7%	1,790,866	2.7%
Other exposures	14,244,829	21.1%	13,408,696	20.1%
Portion required for operational risk coverage (POPR)	3,963,038	5.9%	4,394,343	6.6%
Retail	607,295	0.9%	607,295	0.9%
Commercial	958,143	1.4%	958,143	1.4%
Corporate finance	88,434	0.1%	88,434	0.1%
Negotiation and sales	1,690,686	2.5%	1,690,686	2.5%
Payments and settlements	272,089	0.4%	272,089	0.4%
Financial agent services	138,567	0.2%	138,567	0.2%
Asset management	192,292	0.3%	192,292	0.3%
Retail brokerage	15,532	0.0%	15,532	0.0%
Business plans	-	0.0%	-	0.0%
Conef additional	-	0.0%	431,305	0.6%
Portion required for market risk coverage:	2,210,423	3.3%	2,244,455	3.4%
Gold, foreign currency and operations subject to foreign exchange variation (PCAM)	-	0.0%	-	0.0%
Operations subject to interest rate variation (PJUR)	2,029,520	3.0%	2,063,552	3.1%
Fixed rate denominated in Real (PJUR1)	505,608	0.8%	505,854	0.8%
Foreign currency coupon (PJUR2)	932,948	1.4%	941,041	1.4%
Price index coupon (PJUR3)	425,394	0.6%	451,087	0.7%
Interest rate coupon (PJUR 4)	165,570	0.2%	165,570	0.2%
Operations subject to commodity price variation (PCOM)	101,718	0.2%	101,718	0.2%
Operations subject to stock price variation (PACS)	79,185	0.1%	79,185	0.1%
Required Referential Equity	67,402,467	100.0%	66,676,354	100.0%
Excess capital in relation to Required Referential Equity	34,551,053	51.3%	35,842,376	53.8%
Total exposure weighted by risk [EPR + (1/0.11 X (POPR + PCAM + PJUR + PCOM + PACS)	612,749,704		606,148,670
Ratio (%)	16.6		16.9
Referential equity calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	6,169,452		6,748,801

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	92

During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate			Economic-financial consolidated
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect	Referential equity	Weighted exposure	Effect

Ratio at 12/31/2011	92,560,637	579,338,319	16.0%	93,111,393	568,693,094	16.4%
Net income for the period	6,713,873	-	1.2%	7,127,159	-	1.2%
Interest on capital and dividends	(1,463,434)	-	-0.3%	(1,463,434)	-	-0.3%
Granting of options recognized	98,980	-	0.0%	98,980	-	0.0%
Granting of stock options – exercised options in the period	193,673	-	0.0%	193,673	-	0.0%
Asset valuation adjustment	675,146	-	0.1%	675,146	-	0.1%
Subordinated debt and redeemable preferred shares	5,321,835	-	1.0%	5,321,835	-	1.0%
Treasury shares	(99,045)	-	0.0%	(99,045)	-	0.0%
Deferred assets excluded from Tier I of referential equity	(36,710)	(36,710)	0.0%	(37,331)	(37,331)	0.0%
Other changes in referential equity	(2,011,435)	-	-0.4%	(2,409,646)	-	-0.4%
Changes in risk exposure	-	33,448,095	-1.0%	-	37,492,907	-1.1%
Ratio at 06/30/2012	101,953,520	612,749,704	16.6%	102,518,730	606,148,670	16.9%

b)	Capital for Insurance Activity

CNSP – Conselho Nacional de Seguros Privados (National Consel of Private Insurance), following the worldwide trend towards the strengthening of the insurance market, published Resolution No. 227 of December 6, 2010 (which revoked Resolutions No. 178 of December 28, 2007, and No. 200 of December 16, 2008), and Circular No. 411 of December 22, 2010. The regulations provide for the rules on regulatory capital required for authorization and operation of insurance and pension plan companies and rules for the allocation of capital from subscription risk for several insurance lines. In January 2011, CNSP Resolution No. 228 of December 6, 2010 came into effect, providing for the criteria for establishment of additional capital based on the credit risk of the supervised companies.

The individual adjusted stockholders’ equity of ITAÚ UNIBANCO HOLDING companies exclusively engaged in insurance and pension plan activities is higher than the required regulatory capital. The insurance companies of ITAÚ UNIBANCO HOLDING have capital exceeding the minimum regulatory by R$ 1,464,541 (R$ 1,917,737 at June 30, 2011) in Itaú Seguros S.A. and R$ 659,663 (R$ 1,285,059 at June 30, 2011) in Itaú Vida e Previdência S.A.

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NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES

a)	Cash and cash equivalents - For purposes of Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

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•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

e)	Loan, Lease and Other Credit Operations (Operations with Credit Granting Characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h) Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

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k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and software and customer portfolios, amortized over a term varying from five to ten years.

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I - Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 379, of December 19, 2008.

II -	Technical provisions of insurance, pension plan and capitalization – technical provisions are recognized according to the technical notes approved by SUSEP and criteria established by CNSP Resolution No. 162 of December 26, 2006 and the subsequent amendments.

II.I-	Insurance:

•	Provision for Unearned Premiums – recognized based on premiums issued, calculated “pro rata die”, and represents the portion of premium corresponding to the policy period not yet elapsed; Provision for Unearned Premiums for Risks in Force but Not Yet Issued is recognized based on technical actuarial note, and has the objective of estimating a portion of unearned premiums related to risks assumed by insurance companies and that are in issue process;

•	Provision for Premium Deficiency – recognized according to the Technical Actuarial Note if a premium deficiency is found;

•	Provision for unsettled claims - recognized based on claims of loss in an amount sufficient to cover future commitments. To determine the value of accrued claims under awaiting judicial decision, the experts and legal advisors appointed assessments based on the insured amounts and technical regulations, taking into consideration the likelihood of unfavorable outcome to the insurance company.

•	Provision for claims incurred but not reported (IBNR) – recognized for the estimated amount of claims occurred for risks assumed in the portfolio but not reported.

•	Other provisions – recognized based on the technical provision for extension of warranty in the extended warranty line, and the calculation is made over the period from the date the insurance contract becomes effective and the risk initial coverage date, the amount to be recognized being equal to the retained commercial premium.

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II.II -	Pension Plan and Individual life with living benefits - The mathematical provisions represent amounts of obligations assumed as insurance for living benefits, retirement plans, disability, pension and annuity, and are calculated according to the method of accounting provided for in the contract.

•	Mathematical provisions for benefits to be granted and benefits granted – correspond to commitments assumed with participants, but for which benefits are not yet due, and to those receiving the benefits, respectively;

•	Provision for insufficient contribution – recognized in case of insufficient premiums or contributions;

•	Provision for unexpired risks – recognized to include the estimate of outstanding risks which have not expired;

•	Provision for events incurred but not reported (IBNR) – recognized based on the expected amounts of events occurred but not reported;

•	Provision for financial surplus – recognized by the difference between the contributions adjusted daily by the Investment Portfolio and the accumulated fund set up;

•	Other provisions - basically refer to the provision for administrative expenses recognized according to the Actuarial Technical Note to cover expenses arising from the payment of benefits provided for in the plan, in view of the events occurred and to be occurred. It also includes the heading redemptions and/or other unsettled amounts that refer to amounts not yet paid through the balance sheet date.

II.III - Capitalization:

•	Mathematical provision for redemptions – represents capitalization certificates received to be redeemed;

•	Provision for Raffles – Comprises Provision for raffles unrealized and payable. The unrealized provision for raffles is calculated according to the methodology established in the Technical Actuarial Note. The provision for raffles payable relates to certificates winners in raffles and not paid yet.

•	Other provisions – Comprises Provision for raffle contingencies and administrative provision. The provision for raffle contingencies is recognized according to the methodology established in the Technical Actuarial Note to cover the provision for raffles in the event of insufficient funds and also for distribution of bonus. The administrative provision is recognized to cover administrative expenses of the plan, and it is calculated under the method described in the Technical Actuarial Note.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

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II -	Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

p)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15%. For non-financial and pension plan subsidiaries, the rate is 9%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.6%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

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NOTE 5 - CASH AND CASH EQUIVALENTS

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	6/30/2011	6/30/2012
Cash and cash equivalents	13,614,277	15,185,816
Interbank deposits	14,122,597	2,657,416
Securities purchased under agreements to resell – Funded position	26,986,275	10,783,003
TOTAL	54,723,149	28,626,235

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	6/30/2012	6/30/2011
Cash and cash equivalents	15,834	4,938
Securities purchased under agreements to resell – Funded position	34,940	22,341
TOTAL	50,774	27,279

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	99

NOTE 6 - INTERBANK INVESTMENTS

	6/30/2011						6/30/2012
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	57,345,525	35,061,845	5	-	92,407,375	77.1	80,090,378	81.4
Funded position (*)	33,001,327	14,193,430	5	-	47,194,762	39.4	30,166,970	30.7
Financed position	23,573,492	5,003,246	-	-	28,576,738	23.8	40,336,066	41.0
With free movement	3,690,272	5,003,213	-	-	8,693,485	7.2	29,995,045	30.5
Without free movement	19,883,220	33	-	-	19,883,253	16.6	10,341,021	10.5
Short position	770,706	15,865,169	-	-	16,635,875	13.9	9,587,342	9.7

Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,518,120	127,216	-	-	2,645,336	2.2	3,075,134	3.1
Interbank deposits	15,423,243	3,649,506	3,166,863	2,641,609	24,881,221	20.7	15,279,798	15.5
TOTAL	75,286,888	38,838,567	3,166,868	2,641,609	119,933,932		98,445,310
% per maturity term	62.8	32.4	2.6	2.2
TOTAL – 06/30/2011	46,511,093	49,518,955	1,962,541	452,721	98,445,310
% per maturity term	47.2	50.3	2.0	0.5

(*) Includes R$ 11,432,176 (R$ 12,142,686 at 06/30/2011) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 34,940 (R$ 22,341 at 06/30/2011) and Interbank deposits with maturity of 31 to 180 days amounting to R$ 24,147,862, 181 to 365 days amounting to R$ 586,004, and over 365 days amounting to R$ 14,363,400 (R$ 30,522,153 at 06/30/2011).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	100

NOTE 7 – SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS AND LIABILITIES)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	6/30/2011											6/30/2012
		Provision for adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value

GOVERNMENT SECURITIES - DOMESTIC	88,318,808	407,731	919,470	89,646,009	41.9	9,564,695	2,257,247	96,792	6,228,726	10,779,673	60,718,876	80,377,071
Financial Treasury Bills	29,918,791	41,496	2,318	29,962,605	14.0	-	1,045,970	-	521,482	6,296,069	22,099,084	31,287,805
National Treasury Bills	18,449,566	113,486	(71)	18,562,981	8.7	9,261,216	-	78,899	2,199,043	3,121,428	3,902,395	21,235,087
National Treasury Notes	27,884,137	199,993	556,282	28,640,412	13.4	5,604	1,171,551	15,698	3,351,347	1,323,893	22,772,319	22,068,963
National Treasury/Securitization	273,492	718	5,393	279,603	0.1	151	2,379	1,230	2,950	2,909	269,984	298,140
Brazilian External Debt Bonds	11,706,746	52,038	355,445	12,114,229	5.7	212,326	37,051	965	153,904	34,889	11,675,094	5,418,730
Investments in non-exclusive funds	85,398	-	-	85,398	0.0	85,398	-	-	-	-	-	66,497
Other	678	-	103	781	0.0	-	296	-	-	485	-	1,849
GOVERNMENT SECURITIES - ABROAD	6,904,826	15,916	(22,161)	6,898,581	3.2	1,011,775	784,893	653,827	3,509,206	189,944	748,936	7,400,586
Argentina	102,545	1,466	-	104,011	0.0	-	15,369	21,952	53,774	9,254	3,662	206,460
Central Bank	129	(8)	-	121	0.0	-	-	-	-	-	121	24,631
National Treasury	102,416	1,474	-	103,890	0.0	-	15,369	21,952	53,774	9,254	3,541	181,829
Denmark	1,445,772	-	-	1,445,772	0.7	-	-	-	1,445,772	-	-	3,269,608
Spain	-	-	-	-	-	-	-	-	-	-	-	781,531
Korea	1,671,953	-	-	1,671,953	0.8	-	-	-	1,671,953	-	-	294,972
Chile	2,237,956	576	(481)	2,238,051	1.0	780,947	756,496	592,768	43,773	18,367	45,700	645,109
Paraguay	261,825	-	(21,564)	240,261	0.1	94,288	-	19,788	61,574	22,872	41,739	387,216
Uruguay	329,952	(66)	(746)	329,140	0.2	21,684	10,525	18,309	147,051	98,577	32,994	403,906
United States	498,033	11,480	(12)	509,501	0.2	113,149	2,295	1,010	84,412	-	308,635	1,136,697
Mexico	138,496	1,942	-	140,438	0.1	-	-	-	-	4	140,434	244,353
Colombia	142,668	506	-	143,174	0.10	-	-	-	-	-	143,174	-
Other	75,626	12	642	76,280	0.0	1,707	208	-	897	40,870	32,598	30,734
CORPORATE SECURITIES	39,534,297	(13,619)	619,281	40,139,959	18.7	5,463,386	949,447	2,240,557	3,157,207	6,485,051	21,844,311	31,408,912
Eurobonds and others	6,473,646	(10,725)	12,380	6,475,301	3.0	598,344	62,139	778,360	860,074	255,957	3,920,427	5,610,117
Bank deposit certificates	660,794	-	(274)	660,520	0.2	23,607	62,534	77,952	329,023	-	167,404	3,293,758
Shares	2,491,928	(52,444)	(16,209)	2,423,275	1.1	2,423,275	-	-	-	-	-	3,107,529
Debentures	11,362,188	5,632	151,844	11,519,664	5.4	2,610	566,633	9,981	741,724	2,224,542	7,974,174	8,069,718
Promissory notes	1,234,978	-	297	1,235,275	0.5	-	40,545	1,194,730	-	-	-	672,757
Fund quotas	2,329,000	42,398	4,081	2,375,479	1.2	2,371,281	-	-	-	-	4,198	1,917,230
Fixed income	1,170,124	16,864	(23)	1,186,965	0.6	1,182,767	-	-	-	-	4,198	812,928
Credit rights	992,460	-	-	992,460	0.5	992,460	-	-	-	-	-	866,154
Variable income	166,416	25,534	4,104	196,054	0.1	196,054	-	-	-	-	-	238,148
Securitized real estate loans	8,267,665	1,555	449,687	8,718,907	4.1	33,373	211,587	115,203	284,013	893,390	7,181,341	7,841,344
Financial bills	5,933,883	(35)	(222)	5,933,626	2.8	-	-	-	675,372	3,083,648	2,174,606	896,459
Other	780,215	-	17,697	797,912	0.4	10,896	6,009	64,331	267,001	27,514	422,161	-
PGBL/VGBL FUND QUOTAS (1)	65,605,935	-	-	65,605,935	30.6	65,605,935	-	-	-	-	-	51,123,685
SUBTOTAL - SECURITIES	200,363,866	410,028	1,516,590	202,290,484	94.4	81,645,791	3,991,587	2,991,176	12,895,139	17,454,668	83,312,123	170,310,254
Trading securities	139,772,941	410,028	-	140,182,969	65.4	75,993,249	2,046,077	448,049	6,607,801	10,318,200	44,769,593	129,387,108
Available-for-sale securities	57,474,905	-	1,516,590	58,991,495	27.5	5,652,038	1,913,858	2,541,676	6,168,629	7,058,263	35,657,031	37,781,671
Held-to-maturity securities (2)	3,116,020	-	-	3,116,020	1.5	504	31,652	1,451	118,709	78,205	2,885,499	3,141,475
DERIVATIVE FINANCIAL INSTRUMENTS	10,409,336	1,669,421	-	12,078,757	5.6	1,964,703	2,457,206	820,611	1,709,980	1,349,378	3,776,879	10,422,691
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	210,773,202	2,079,449	1,516,590	214,369,241	100.0	83,610,494	6,448,793	3,811,787	14,605,119	18,804,046	87,089,002	180,732,945
						39.0%	3.0%	1.8%	6.8%	8.8%	40.6%
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	(7,109,139)	(2,082,010)	(24,067)	(9,215,216)	100.0	(1,511,923)	(966,743)	(394,434)	(2,171,368)	(1,210,152)	(2,960,596)	(6,887,441)

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2) Unrecorded positive adjustment to market value in the amount of R$ 960,522 (R$ 565,693 at 06/30/2011), according to Note 7e.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	101

b)	Summary by portfolio

	6/30/2012

		Restricted to				Derivative	Assets guaranteeing technical
	Own portfolio	Repurchase agreements	Pledging of guarantees (*)	Free portfolio	Central Bank	financial instruments	provisions (Note 11b)	Total

GOVERNMENT SECURITIES - DOMESTIC	32,265,549	34,117,839	4,890,951	44,996	13,027,061	-	5,299,613	89,646,009
Financial Treasury Bills	6,662,621	7,888,140	4,232,172	-	10,499,262	-	680,410	29,962,605
National Treasury Bills	11,636,422	6,753,709	25,839	44,996	-	-	102,015	18,562,981
National Treasury Notes	7,123,770	13,838,715	632,940	-	2,527,799	-	4,517,188	28,640,412
National Treasury/Securitization	279,603	-	-	-	-	-	-	279,603
Brazilian External Debt Bonds	6,476,954	5,637,275	-	-	-	-	-	12,114,229
Investments in non-exclusive funds	85,398	-	-	-	-	-	-	85,398
Other	781	-	-	-	-	-	-	781
GOVERNMENT SECURITIES - ABROAD	4,742,769	91,378	2,050,818	-	-	-	13,616	6,898,581
Argentina	19,554	84,457	-	-	-	-	-	104,011
Central Bank	121	-	-	-	-	-	-	121
National Treasury	19,433	84,457	-	-	-	-	-	103,890
Denmark	486,711	-	959,061	-	-	-	-	1,445,772
Korea	667,028	-	1,004,925	-	-	-	-	1,671,953
Chile	2,216,558	6,921	956	-	-	-	13,616	2,238,051
Paraguay	240,261	-	-	-	-	-	-	240,261
Uruguay	328,379	-	761	-	-	-	-	329,140
United States	425,089	-	84,412	-	-	-	-	509,501
Mexico	140,438	-	-	-	-	-	-	140,438
France	143,174	-	-	-	-	-	-	143,174
Other	75,577	-	703	-	-	-	-	76,280
CORPORATE SECURITIES	32,678,333	1,963,825	361,981	-	-	-	5,135,820	40,139,959
Eurobonds and other	4,626,826	1,848,475	-	-	-	-	-	6,475,301
Bank deposit certificates	192,367	115,345	11,342	-	-	-	341,466	660,520
Shares	2,422,214	5	1,056	-	-	-	-	2,423,275
Debentures	10,087,575	-	347,486	-	-	-	1,084,603	11,519,664
Promissory notes	982,560	-	-	-	-	-	252,715	1,235,275
Fund quotas	1,737,019	-	2,097	-	-	-	636,363	2,375,479
Fixed income	624,545	-	2,097	-	-	-	560,323	1,186,965
Credit rights	916,420	-	-	-	-	-	76,040	992,460
Variable income	196,054	-	-	-	-	-	-	196,054
Securitized real estate loans	8,705,662	-	-	-	-	-	13,245	8,718,907
Financial bills	3,126,198	-	-	-	-	-	2,807,428	5,933,626
Other	797,912	-	-	-	-	-	-	797,912
PGBL/VGBL FUND QUOTAS	-	-	-	-	-	-	65,605,935	65,605,935
SUBTOTAL - SECURITIES	69,686,651	36,173,042	7,303,750	44,996	13,027,061	-	76,054,984	202,290,484
Trading securities	27,944,173	24,421,157	3,437,518	44,996	12,667,000	-	71,668,125	140,182,969
Available-for-sale securities	41,580,811	11,708,427	3,845,132	-	360,061	-	1,497,064	58,991,495
Held-to-maturity securities	161,667	43,458	21,100	-	-	-	2,889,795	3,116,020
DERIVATIVE FINANCIAL INSTRUMENTS	-	-	-	-	-	12,078,757	-	12,078,757
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	69,686,651	36,173,042	7,303,750	44,996	13,027,061	12,078,757	76,054,984	214,369,241
TOTAL SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS) – 06/30/2011	55,408,564	41,280,448	7,186,457	4,155,787.00	2,171,856	10,422,691	60,107,142	180,732,945

(*) Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	102

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	6/30/2012										6/30/2011
		Adjustment to
	Cost	market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
GOVERNMENT SECURITIES - DOMESTIC	64,185,022	407,731	64,592,753	46.1	8,040,099	1,882,817	95,540	5,495,830	8,568,008	40,510,459	67,571,654
Financial Treasury Bills	26,636,080	41,495	26,677,575	19.0	-	703,273	-	393,285	4,158,051	21,422,966	27,193,228
National Treasury Bills	16,927,984	113,486	17,041,470	12.2	7,739,705	-	78,899	2,199,043	3,121,428	3,902,395	21,237,052
National Treasury Notes	19,134,796	199,994	19,334,790	13.8	5,568	1,171,157	15,411	2,862,881	1,254,064	14,025,709	17,161,648
National Treasury/Securitization	16,674	718	17,392	0.0	124	2,379	1,230	2,950	2,909	7,800	41,105
Brazilian External Debt Bonds	1,384,090	52,038	1,436,128	1.0	209,304	6,008	-	37,671	31,556	1,151,589	1,872,124
Investments in non-exclusive funds	85,398	-	85,398	0.1	85,398	-	-	-	-	-	66,497
Other	-	-	-	-	-	-	-	-	-	-	-
GOVERNMENT SECURITIES - ABROAD	856,668	15,916	872,584	0.6	65,599	80,850	40,480	68,154	14,844	602,657	1,508,831
Argentina	102,545	1,466	104,011	0.1	-	15,368	21,952	53,774	9,254	3,663	206,460
Central Bank	130	(8)	122	0.0	-	-	-	-	-	122	24,631
National Treasury	102,415	1,474	103,889	0.1	-	15,368	21,952	53,774	9,254	3,541	181,829
Chile	127,929	576	128,505	0.1	60,890	53,107	14,457	51	-	-	65,939
Uruguay	35,723	(66)	35,657	0.0	3,503	10,075	3,061	13,432	5,586	-	15,399
United States	300,255	11,480	311,735	0.2	-	2,295	1,010	-	-	308,430	1,121,583
Mexico	138,496	1,942	140,438	0.1	-	-	-	-	4	140,434	92,392
Colombia	142,668	506	143,174	0.1	-	-	-	-	-	143,174	-
Other	9,052	12	9,064	0.0	1,206	5	-	897	-	6,956	7,058
CORPORATE SECURITIES	9,125,316	(13,619)	9,111,697	6.6	2,281,618	82,407	312,029	1,043,817	1,735,348	3,656,478	9,182,938
Eurobonds and other	1,640,917	(10,725)	1,630,192	1.2	-	-	35,366	134,765	102,540	1,357,521	1,569,698
Bank deposit certificates	352,920	-	352,920	0.3	-	-	7,330	178,326	-	167,264	2,768,924
Shares	746,878	(52,444)	694,434	0.5	694,434	-	-	-	-	-	1,004,149
Debentures	1,471,777	5,632	1,477,409	1.1	-	82,407	-	55,354	372,610	967,038	1,429,563
Promissory notes	269,333	-	269,333	0.2	-	-	269,333	-	-	-	-
Fund quotas	1,544,786	42,398	1,587,184	1.1	1,587,184	-	-	-	-	-	1,194,445
Fixed income	1,136,666	16,864	1,153,530	0.8	1,153,530	-	-	-	-	-	795,957
Credit rights	272,772	-	272,772	0.2	272,772	-	-	-	-	-	199,020
Variable income	135,348	25,534	160,882	0.1	160,882	-	-	-	-	-	199,468
Securitized real estate loans	22,382	1,555	23,937	0.0	-	-	-	-	1,303	22,634	621,857
Financial bills	3,076,323	(35)	3,076,288	2.2	-	-	-	675,372	1,258,895	1,142,021	594,302
PGBL/VGBL FUND QUOTAS	65,605,935	-	65,605,935	46.7	65,605,935	-	-	-	-	-	51,123,685
Total	139,772,941	410,028	140,182,969	100.0	75,993,251	2,046,074	448,049	6,607,801	10,318,200	44,769,594	129,387,108
% per maturity term					54.2	1.5	0.3	4.7	7.4	31.9
Total 06/30/2011	129,334,383	52,725	129,387,108	100.0	63,363,844	1,545,293	2,008,256	4,867,589	19,590,715	38,011,411
% per maturity term					49.0	1.2	1.6	3.8	15.1	29.4

At June 30, 2012, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities – Financial Treasury Bills amounting to R$ 6,805 (R$ 6,147 at 06/30/2011 with maturity over 365 days) with maturity of 31 to 90 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	103

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	06/30/2012											06/30/2011
			Adjustments to
			market value (in
			stockholders'								Over 720
	Cost		equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	days	Market value
GOVERNMENT SECURITIES - DOMESTIC	21,123,177		919,470	22,042,647	33.8	1,524,598	374,428	1,252	616,663	2,183,154	17,342,552	9,835,072
Financial Treasury Bills	3,282,712		2,318	3,285,030	5.6	-	342,698	-	128,197	2,138,017	676,118	4,094,577
National Treasury Bills	1,521,582		(71)	1,521,511	2.6	1,521,511	-	-	-	-	-	-
National Treasury Notes	5,855,355		556,282	6,411,637	10.9	38	391	287	488,466	41,710	5,880,745	2,147,931
National Treasury/Securitization	256,818		5,393	262,211	0.4	27	-	-	-	-	262,184	257,035
Brazilian External Debt Bonds	10,206,032		355,445	10,561,477	14.3	3,022	31,043	965	-	2,942	10,523,505	3,333,680
Other	678		103	781	0.0	-	296	-	-	485	-	1,849
GOVERNMENT SECURITIES - ABROAD	6,047,445		(22,161)	6,025,284	10.2	945,675	703,839	613,347	3,441,052	175,100	146,271	5,876,580
Denmark	1,445,772		-	1,445,772	2.5	-	-	-	1,445,772	-	-	3,269,608
Spain	-		-	-	-	-	-	-	-	-	-	781,531
Korea	1,671,953		-	1,671,953	2.8	-	-	-	1,671,953	-	-	294,972
Chile	2,110,027		(481)	2,109,546	3.6	720,057	703,389	578,311	43,722	18,367	45,700	579,170
Paraguay	261,825		(21,564)	240,261	0.4	94,288	-	19,788	61,574	22,872	41,739	387,216
Uruguay	294,229		(746)	293,483	0.5	18,181	450	15,248	133,619	92,991	32,994	373,340
United States	197,778	(12)		197,766	0.3	113,149	-	-	84,412	-	205	15,114
France	-		-	-	0.0	-	-	-	-	-	-	151,961
Other	65,861		642	66,503	0.1	-	-	-	-	40,870	25,633	23,668.00
CORPORATE SECURITIES	30,304,283		619,281	30,923,564	56.0	3,181,765	835,591	1,927,077	2,110,914	4,700,009	18,168,208	22,070,019
Eurobonds and other	4,762,699		12,380	4,775,079	11.7	598,341	62,139	742,286	725,309	103,723	2,543,281	3,921,165
Bank deposit certificate	307,874		(274)	307,600	0.5	23,607	62,534	70,622	150,697	-	140	524,834
Shares	1,745,050		(16,209)	1,728,841	2.7	1,728,841	-	-	-	-	-	2,103,380
Debentures	9,858,219		151,844	10,010,063	17.0	2,610	452,777	9,238	686,370	1,851,932	7,007,136	6,608,011
Promissory notes	965,645		297	965,942	1.6	-	40,545	925,397	-	-	-	672,757
Fund quotas	784,214		4,081	788,295	1.4	784,097	-	-	-	-	4,198	722,785
Fixed income	33,458		(23)	33,435	0.1	29,237	-	-	-	-	4,198	16,971
Credit rights	719,688		-	719,688	1.2	719,688	-	-	-	-	-	667,134
Variable income	31,068		4,104	35,172	0.1	35,172	-	-	-	-	-	38,680
Securitized real estate loans	8,242,807		449,687	8,692,494	14.7	33,373	211,587	115,203	281,537	892,087	7,158,707	7,214,930
Financial Bills	2,857,560		(222)	2,857,338	4.9	-	-	-	-	1,824,753	1,032,585	-
Other	780,215		17,697	797,912	1.50	10,896	6,009	64,331	267,001	27,514	422,161	302,157
TOTAL	57,474,905		1,516,590	58,991,495	100.0	5,652,038	1,913,858	2,541,676	6,168,629	7,058,263	35,657,031	37,781,671
Adjustments of securities reclassified in prior years to the held-to-maturity category			10,297			9.6%	3.2%	4.3%	10.5%	12.0%	60.4%
Accounting adjustment - Hedge - Circular No. 3,082			(579,594)
Deferred taxes			(395,479)
Minority interest in subsidiaries			(15,810)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 06/30/2012			536,004
TOTAL 06/30/2011	37,408,960		372,711	37,781,671	100.0	4,377,176	1,411,195	3,398,540	3,742,709	2,945,359	21,906,692
Adjustments of securities reclassified in prior years to the held-to-maturity category			11,215			11.0%	3.6%	8.6%	9.4%	9.4%	58.0%
Accounting adjustment - Hedge - Circular No. 3,082			35,137
Deferred taxes			(165,127)
Minority interest in subsidiaries			(2,265)
Adjustments of securities of unconsolidated affiliates			(283,715)
ADJUSTMENT TO MARKET VALUE – SECURITIES – 06/30/2012			(32,044)

At June 30, 2012, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Government Securities in the amount of R$ 7,462 with maturity of 31 to 90 days (R$ 6,740 at 06/30/2011 with maturity over 365 days).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	104

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at June 30, 2012, not considered in results, are the amounts of R$ 10,297 (R$ 11,215 at 06/30/2011) relating to the market adjustment of the reclassified securities at December 31, 2003. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 960,522 (R$ 565,693 at 06/30/2011).

	06/30/2012								06/30/2011
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
GOVERNMENT SECURITIES - DOMESTIC	3,010,609	97.0	-	-	-	116,233	28,511	2,865,865	2,968,659
National Treasury Notes (*)	2,893,985	93.0	-	-	-	-	28,120	2,865,865	2,757,420
Brazilian External Debt Bonds	116,624	4.0	-	-	-	116,233	391	-	211,239
Other	-	-	-	-	-	-	-	-	0
GOVERNMENT SECURITIES - ABROAD	713	0.0	501	203	-	-	-	9	15,174
CORPORATE SECURITIES	104,698	3.0	3	31,449	1,451	2,476	49,694	19,625	157,642
Eurobonds and other	70,030	2.0	3	-	708	-	49,694	19,625	120,941
Share	-	0.0	-	-	-	-	-	-	-
Debentures (*)	32,192	1.0	-	31,449	743	-	-	-	32,144
Securitized real estate loans (*)	2,476	0.0	-	-	-	2,476	-	-	4,557
Total	3,116,020	100.0	504	31,652	1,451	118,709	78,205	2,885,499	3,141,475
% per maturity term			0.0	1.02	0.0	3.8	2.5	92.6
Total 06/30/2011	3,141,475	100.0	82,140.00	48,741.00	0	72,166	126,747	2,811,681
% per maturity term			2.6	1.6	0.0	2.3	4.0	89.5

 (*) Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,102,333 (R$ 1,999,579 at 06/30/2011).

f)	Realized and unrealized gain of securities portfolio

	01/01 to	01/01 to
	06/30/2012	06/30/2011
Gain (loss) - Trading securities	642,928	(845,818)
Gain (loss) – Available-for-sale securities	593,878	225,537
Total realized gain	1,236,806	(620,281)
Adjustment to market value of trading securities	383,330	(199,620)
Total	1,620,136	(819,901)

g)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2008, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected event, which has occurred after the classification date.

No reclassifications or changes to the existing guidelines have been made in the period.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	105

h)	Derivative Financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

Most derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at June 30, 2012, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 4,092,370 (R$ 4,677,250 at June 30, 2011) and was basically composed of government securities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	106

I - Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	6/30/2012	6/30/2011	6/30/2012	6/30/2012	6/30/2012	6/30/2011
Futures contracts	378,073,650	375,969,757	652,685	(70,318)	582,367	12,108
Purchase commitments	146,229,448	116,410,464	(530,319)	(67,430)	(597,749)	(63,595)
Foreign currency	7,024,665	11,344,141	(350,610)	(73,548)	(424,158)	(26,876)
Interbank market	117,292,162	91,194,586	20,668	(43)	20,625	(9,461)
Indices	16,931,612	13,106,870	(199,417)	7,778	(191,639)	(26,908)
Securities	4,523,727	406,431	-	(8,213)	(8,213)	(1,868)
Commodities	457,282	-	(960)	6,596	5,636	-
Other	-	358,436	-	-	-	1,510
Commitments to sell	231,844,202	259,559,293	1,183,004	(2,888)	1,180,116	75,703
Foreign currency	13,007,273	21,621,832	419,393	2,727	422,120	(20,783)
Interbank market	131,509,684	209,915,377	(11,803)	128	(11,675)	28,051
Indices	80,989,394	23,711,622	774,992	(4,019)	770,973	73,706
Fixed rates	6,162,565	1,803,421	-	1,727	1,727	364
Commodities	175,286	-	422	(3,451)	(3,029)	-
Other	-	2,507,041	-	-	-	(5,635)
Swap contracts	-	-	(596,275)	(135,008)	(731,283)	1,332,629
Asset position	109,629,772	75,513,881	2,248,336	1,165,306	3,413,642	3,505,938
Foreign currency	8,692,296	5,164,447	744,617	34,813	779,430	41,238
Interbank market	40,310,180	37,449,092	307,150	11,530	318,680	2,070,474
Fixed rates	28,494,528	11,952,797	338,278	389,526	727,804	392,957
Floating rate	4,033,509	873,254	12,362	2,366	14,728	18,745
Indices	27,755,147	19,369,832	798,948	708,631	1,507,579	980,358
Securities	339,573	100,995	46,935	15,327	62,262	65
Commodities	4,494	-	7	(7)	-	-
Other	45	603,464	39	3,120	3,159	2,101
Liability position	110,226,047	74,497,491	(2,844,611)	(1,300,314)	(4,144,925)	(2,173,309)
Foreign currency	12,540,182	9,322,841	(1,194,644)	131,953	(1,062,691)	(332,416)
Interbank market	26,466,040	20,238,218	(62,038)	4,908	(57,130)	(411,632)
Fixed rates	31,696,383	12,883,412	(443,845)	(490,490)	(934,335)	(322,187)
Floating rate	6,295,609	3,237,936	(101,689)	(668)	(102,357)	(489)
Indices	32,632,229	27,040,577	(942,688)	(969,974)	(1,912,662)	(1,005,728)
Securities	507,032	100,426	(99,452)	24,116	(75,336)	-
Commodities	71,905	-	(255)	(159)	(414)	-
Other	16,667	1,674,081	-	-	-	(100,857)
Option contracts	1,349,393,610	2,777,953,317	1,119,189	(474,757)	644,432	946,098
Purchase commitments - long position	309,581,400	1,065,312,933	935,404	(207,371)	728,033	728,205
Foreign currency	16,408,054	16,377,483	665,064	(24,765)	640,299	220,770
Interbank market	65,253,336	912,374,218	95,860	(83,128)	12,732	342,353
Floating rate	322,811	262,022	1,608	(1,521)	87	773
Indices	225,804,403	134,560,670	125,666	(96,882)	28,784	57,815
Securities	688,117	1,427,457	27,010	6,098	33,108	85,702
Commodities	970,826	-	19,576	(8,957)	10,619	-
Other	133,853	311,083	620	1,784	2,404	20,792
Commitments to sell - long position	435,549,338	570,657,573	2,024,208	524,077	2,548,285	1,946,922
Foreign currency	11,495,622	13,253,878	161,736	(30,548)	131,188	847,057
Interbank market	46,386,529	471,021,224	282,065	99,449	381,514	26,496
Fixed rates	-	1,568	-	-	-	133
Floating rate	1,059,142	239,052	1,314	(345)	969	394
Indices	372,151,880	81,560,691	654,308	225,444	879,752	43,822
Securities	2,844,530	3,849,843	858,013	204,894	1,062,907	1,017,393
Commodities	1,188,269	-	26,284	(6,010)	20,274	-
Other	423,366	731,317	40,488	31,193	71,681	11,627
Purchase commitments - short position	196,190,298	681,175,675	(801,995)	83,501	(718,494)	(791,112)
Foreign currency	10,578,657	10,260,501	(407,751)	(201,807)	(609,558)	(194,399)
Interbank market	40,721,204	572,762,025	(72,029)	56,988	(15,041)	(324,856)
Indices	144,029,038	96,204,957	(303,084)	243,297	(59,787)	(221,096)
Securities	590,106	1,752,495	(9,551)	(14,301)	(23,852)	(44,005)
Commodities	139,543	-	(8,925)	1,350	(7,575)	-
Other	131,750	195,697	(655)	(2,026)	(2,681)	(6,756)
Commitments to sell - short position	408,072,574	460,807,136	(1,038,428)	(874,964)	(1,913,392)	(937,917)
Foreign currency	8,322,304	11,784,147	(184,756)	81,409	(103,347)	(658,938)
Interbank market	61,874,679	350,572,124	(123,381)	(454,974)	(578,355)	(58,398)
Fixed rates	-	1,568	-	-	-	(133)
Floating rate	-	-	-	137	137	-
Indices	335,974,710	95,982,615	(545,677)	(333,981)	(879,658)	(39,121)
Securities	1,255,792	2,249,901	(129,381)	(136,839)	(266,220)	(177,343)
Commodities	222,343	-	(14,578)	412	(14,166)	-
Other	422,746	216,781	(40,655)	(31,128)	(71,783)	(3,984)
Forward contracts	16,645,496	14,852,331	1,239,390	(48,539)	1,190,851	1,116,594
Purchases receivable	7,196,918	332,298	1,076,903	(75,287)	1,001,616	223,235
Foreign currency	6,788,471	48,948	687,937	(75,379)	612,558	4,726
Fixed rates	130,827	162,478	130,825	-	130,825	162,476
Floating rate	257,968	53,576	257,856	(37)	257,819	53,734
Securities	63	-	63	-	63	-
Commodities	3,386	-	38	42	80	-
Other	16,203	67,296	184	87	271	2,299
Purchases payable	2,472,911	7,263,225	(466,482)	(527)	(467,009)	(766,722)
Foreign currency	2,425,752	6,933,793	(69,544)	(1,252)	(70,796)	(534,604)
Interbank market	-	137,970	-	-	-	(1)
Fixed rates	-	-	(130,825)	-	(130,825)	(164,918)
Floating rate	-	-	(257,856)	37	(257,819)	(53,734)
Securities	-	-	(63)	-	(63)	-
Commodities	39,415	-	(7,997)	652	(7,345)	-
Other	7,744	191,462	(197)	36	(161)	(13,465)
Sales receivable	4,438,206	7,145,949	1,859,104	594	1,859,698	2,115,067
Foreign currency	1,962,156	5,240,303	32,273	4,737	37,010	260,118
Interbank market	508,492	1,242	4,042	38	4,080	1,224
Fixed rates	953,551	166,514	952,519	539	953,058	166,614
Floating rate	164,572	266,948	164,382	-	164,382	267,030
Indices	19,345	-	19,170	-	19,170	-
Securities	680,929	-	673,741	(27)	673,714	-
Commodities	134,549	-	12,448	(4,549)	7,899	-
Other	14,612	1,470,942	529	(144)	385	1,420,081
Sales deliverable	2,537,461	110,859	(1,230,135)	26,681	(1,203,454)	(454,986)
Foreign currency	2,522,629	54,704	(177,326)	28,387	(148,939)	(6,261)
Interbank market	-	-	-	-	-	-
Fixed rates	-	-	(885,181)	(1,025)	(886,206)	(164,172)
Floating rate	-	-	(164,382)	-	(164,382)	(267,030)
Commodities	14,832	-	(3,246)	(681)	(3,927)	-
Other	-	56,155	-	-	-	(17,523)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	107

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	6/30/2012	6/30/2011	6/30/2012	6/30/2012	6/30/2012	6/30/2011
Credit derivatives	9,116,031	6,972,241	630,426	134,089	764,515	577,031
Asset position	3,643,693	4,001,819	759,709	174,885	934,594	673,943
Foreign currency	130,481	21,196	122	1,023	1,145	1,050
Fixed rate	2,340,564	3,763,707	759,585	151,315	910,900	672,852
Floating rate	-	-	-	-	-	(2,717)
Securities	1,073,269	216,916	(13)	21,321	21,308	2,758
Other	99,379	-	15	1,226	1,241	-
Liability position	5,472,338	2,970,422	(129,283)	(40,796)	(170,079)	(96,912)
Foreign currency	123,658	20,796	(111)	(1,046)	(1,157)	(1,006)
Interbank market	-	-	-	-	-	-
Fixed rate	4,204,305	2,721,192	(129,170)	(17,203)	(146,373)	(93,145)
Securities	1,044,996	228,434	13	(21,321)	(21,308)	(2,761)
Other	99,379	-	(15)	(1,226)	(1,241)	-
Forwards operations	37,934,503	21,033,076	(23,808)	80,392	56,584	(603,209)
Asset position	18,596,552	7,516,001	455,740	52,829	508,569	796,878
Foreign currency	18,159,001	6,412,011	447,388	52,829	500,217	212,410
Interbank market	19,713	15,102	365	-	365	292
Fixed rate	-	611,971	-	-	-	575,735
Floating rate	405,271	476,917	7,228	-	7,228	8,441
Indices	12,567	-	759	-	759	-
Liability position	19,337,951	13,517,075	(479,548)	27,563	(451,985)	(1,400,087)
Foreign currency	19,214,160	13,250,493	(476,961)	27,563	(449,398)	(813,963)
Interbank market	13,930	10,561	(521)	-	(521)	(55)
Floating rate	74,788	256,021	(1,356)	-	(1,356)	(3,251)
Indices	35,073	-	(710)	-	(710)	-
Swap with target flow	130,506	-	(192)	(1,826)	(2,018)	-
Asset position - Interbank market	65,157	-	-	-	-	-
Liability position - Interbank market	65,349	-	(192)	(1,826)	(2,018)	-
Target flow of swap - Asset position - Foreign currency	73,808	-	-	3,306	3,306	-
Other derivative financial instruments	4,283,682	3,512,344	278,782	76,005	354,787	153,999
Asset position	3,762,584	3,020,203	397,247	101,400	498,647	420,395
Foreign currency	645,166	273,201	73,902	106,507	180,409	196,039
Securities	3,117,418	-	323,345	(5,107)	318,238	-
Other	-	2,747,002	-	-	-	224,356
Liability position	521,098	492,141	(118,465)	(25,395)	(143,860)	(266,396)
Foreign currency	410,456	391,618	(80,844)	(25,395)	(106,239)	(197,754)
Securities	110,642	-	(37,621)	-	(37,621)	-
Other	-	100,523	-	-	-	(68,642)
		ASSET	10,409,336	1,669,421	12,078,757	10,422,691
		LIABILITIES	(7,109,139)	(2,106,077)	(9,215,216)	(6,887,441)
		TOTAL	3,300,197	(436,656)	2,863,541	3,535,250

Derivative contracts mature as follows (in days):
Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	6/30/2012	6/30/2011
Futures	72,398,574	84,077,342	109,018,083	112,579,651	378,073,650	375,969,757
Swaps	7,033,451	27,525,718	22,994,651	49,827,616	107,381,436	72,350,390
Options	314,786,813	106,792,105	900,981,411	26,833,281	1,349,393,610	2,777,953,317
Forwards (onshore)	3,606,520	6,980,837	2,892,967	3,165,172	16,645,496	14,852,331
Credit derivatives	109,150	2,751,576	963,581	5,291,724	9,116,031	6,972,241
Forwards (offshore)	9,784,356	19,448,292	5,452,533	3,249,322	37,934,503	21,033,076
Swaps with target flow	-	-	-	65,157	65,157	-
Target flow of swap	-	-	-	73,808	73,808	-
Other	22,679	842,356	365,791	3,052,856	4,283,682	3,512,344

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	108

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	6/30/2012										6/30/2011
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
ASSET
Futures	652,685	(70,318)	582,367	4.8	(25,163)	505,788	96,512	82,501	(42,406)	(34,865)	12,108
BM&F Bovespa	652,685	(72,498)	580,187	4.8	(25,423)	504,975	96,376	82,224	(43,154)	(34,811)	19,419
Financial institutions	-	9,019	9,019	0.1	260	2,983	448	1,011	2,564	1,753	(4,783)
Companies	-	(6,839)	(6,839)	-0.1	-	(2,170)	(312)	(734)	(1,816)	(1,807)	(2,528)
Option premiums	2,959,612	316,706	3,276,318	27.1	1,019,640	234,447	200,616	952,192	65,175	804,248	2,675,127
BM&F Bovespa	1,698,010	156,924	1,854,934	15.4	892,664	91,819	154,484	702,042	13,831	94	1,456,978
Financial institutions	283,941	(24,649)	259,292	2.1	88,375	99,491	19,374	41,847	7,271	2,934	565,130
Companies	977,661	184,431	1,162,092	9.6	38,601	43,137	26,758	208,303	44,073	801,220	653,019
Forwards (onshore)	2,936,007	(74,693)	2,861,314	23.7	495,319	631,484	151,014	326,961	409,903	846,633	2,338,302
BM&F Bovespa	697,351	12	697,363	5.8	256,303	374,681	64,832	1,489	58	-	1,420,575
Financial institutions	152,457	(413)	152,044	1.3	106,576	5,610	1,306	38,552	-	-	113,677
Companies	2,085,349	(74,319)	2,011,030	16.6	132,440	251,193	84,876	286,892	409,561	846,068	804,050
Individuals	850	27	877	0.0	-	-	-	28	284	565	-
Swaps - Adjustment receivable	2,248,336	1,165,306	3,413,642	28.2	270,169	447,364	239,778	215,844	729,269	1,511,218	3,505,938
BM&F Bovespa	222,149	219,169	441,318	3.7	19,725	44,837	16,584	25,054	107,564	227,554	285,462
Financial institutions	179,074	187,747	366,821	3.0	53,817	83,274	17,577	31,059	72,627	108,467	521,965
Companies	1,837,925	751,625	2,589,550	21.4	196,615	318,923	201,407	157,906	542,966	1,171,733	2,655,908
Individuals	9,188	6,765	15,953	0.1	12	330	4,210	1,825	6,112	3,464	42,603
Credit derivatives	759,709	174,885	934,594	7.7	58,444	507,318	1,219	3,489	43,405	320,719	673,943
Financial institutions	594,291	38,699	632,990	5.2	58,444	507,307	920	1,537	877	63,905	493,570
Companies	165,418	136,186	301,604	2.5	-	11	299	1,952	42,528	256,814	180,373
Forwards (offshore)	455,740	52,829	508,569	4.2	91,512	113,565	85,311	99,939	57,113	61,129	796,878
Financial institutions	331,498	-	331,498	2.7	70,585	75,796	57,456	59,205	29,207	39,249	689,343
Companies	124,154	52,565	176,719	1.5	20,927	37,769	27,804	40,433	27,906	21,880	106,701
Individuals	88	264	352	0.0	-	-	51	301	-	-	834
Swaps with target flow - Companies	-	3,306	3,306	0.0	-	-	-	-	671	2,635	-
Other - Financial institutions	397,247	101,400	498,647	4.3	54,782	17,240	46,161	29,054	86,248	265,162	420,395
BM&F Bovespa	-	53,924	53,924	0.4	53,924	-	-	-	-	-	-
Financial institutions	243,179	(5,106)	238,073	2.0	3	121	11,083	2,359	81,406	143,101	420,395
Companies	154,068	52,582	206,650	1.9	855	17,119	35,078	26,695	4,842	122,061	-
Total	10,409,336	1,669,421	12,078,757	100.0	1,964,703	2,457,206	820,611	1,709,980	1,349,378	3,776,879	10,422,691
% per maturity term					16.3	20.3	6.8	14.2	11.2	31.3
Total at 06/30/2011	10,034,491	388,200	10,422,691	-	1,495,202	2,936,181	1,284,908	1,036,833	878,322	2,791,245
% per maturity term					14.3	28.2	12.3	9.9	8.4	26.8

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	109

	6/30/2012										6/30/2011
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
LIABILITIES
Option premiums	(1,840,423)	(791,463)	(2,631,886)	28.6	(1,048,690)	(154,191)	(152,829)	(1,169,517)	(69,309)	(37,350)	(1,729,029)
BM&F Bovespa	(1,296,697)	(692,848)	(1,989,545)	21.6	(894,084)	(81,847)	(105,344)	(890,510)	(17,644)	(116)	(1,302,421)
Financial institutions	(422,377)	(102,233)	(524,610)	5.7	(121,379)	(63,243)	(37,894)	(230,436)	(37,052)	(34,606)	(400,052)
Companies	(121,017)	3,389	(117,628)	1.3	(33,227)	(8,998)	(9,591)	(48,571)	(14,613)	(2,628)	(26,556)
Individuals	(332)	229	(103)	-	-	(103)	-	-	-	-	-
Forwards (onshore)	(1,696,617)	26,154	(1,670,463)	18.2	(158,418)	(71,265)	(34,286)	(209,125)	(354,298)	(843,071)	(1,221,708)
BM&F Bovespa	-	-	-	-	-	-	-	-	-	-	(1)
Financial institutions	(107,125)	243	(106,882)	1.2	(105,336)	(795)	-	(427)	(215)	(109)	(69,052)
Companies	(1,589,492)	25,911	(1,563,581)	17.0	(53,082)	(70,470)	(34,286)	(208,698)	(354,083)	(842,962)	(1,152,273)
Swaps - difference payable	(2,844,611)	(1,300,314)	(4,144,925)	45.0	(208,451)	(558,855)	(143,654)	(698,578)	(623,573)	(1,911,814)	(2,173,309)
BM&F Bovespa	(399,672)	(327,439)	(727,111)	7.9	(1,415)	(122,686)	(15,767)	(135,369)	(83,167)	(368,707)	(389,341)
Financial institutions	(585,498)	(381,314)	(966,812)	10.5	(84,260)	(101,965)	(38,552)	(197,487)	(137,853)	(406,695)	(370,070)
Companies	(1,817,437)	(582,799)	(2,400,236)	26.0	(113,186)	(326,567)	(81,244)	(346,792)	(397,864)	(1,134,583)	(1,393,503)
Individuals	(42,004)	(8,762)	(50,766)	0.6	(9,590)	(7,637)	(8,091)	(18,930)	(4,689)	(1,829)	(20,395)
Credit derivatives	(129,283)	(40,796)	(170,079)	1.9	(7,673)	(5,871)	(6,112)	(4,107)	(4,758)	(141,558)	(96,912)
Financial institutions	(128,985)	(35,256)	(164,241)	1.8	(7,673)	(5,444)	(5,306)	(2,487)	(3,881)	(139,450)	(96,912)
Companies	(298)	(5,540)	(5,838)	0.1	-	(427)	(806)	(1,620)	(877)	(2,108)	-
Forwards (offshore)	(479,548)	27,563	(451,985)	5	(88,578)	(175,436)	(46,559)	(88,817)	(50,312)	(2,283)	(1,400,087)
Financial institutions	(342,290)	1	(342,289)	3.7	(70,327)	(155,818)	(28,417)	(44,796)	(42,931)	-	(1,296,068)
Companies	(136,967)	27,685	(109,282)	1.2	(18,202)	(19,388)	(18,013)	(44,015)	(7,381)	(2,283)	(104,013)
Individuals	(291)	(123)	(414)	0.0	(49)	(230)	(129)	(6)	-	-	(6)
Swaps with target flow - Companies	(192)	(1,826)	(2,018)	0.0	-	-	-	-	(316)	(1,702)	-
Other	(118,465)	(25,395)	(143,860)	1.4	(113)	(1,125)	(10,994)	(1,224)	(107,586)	(22,818)	(266,396)
Financial institutions	(84,946)	(3,364)	(88,310)	1.0	-	-	-	-	(84,662)	(3,648)	(266,396)
Companies	(33,519)	(22,031)	(55,550)	0.4	(113)	(1,125)	(10,994)	(1,224)	(22,924)	(19,170)	-
Total	(7,109,139)	(2,106,077)	(9,215,216)	100.0	(1,511,923)	(966,743)	(394,434)	(2,171,368)	(1,210,152)	(2,960,596)	(6,887,441)
% per maturity term					16.4	10.5	4.3	23.6	13.1	32.1
Total at 06/30/2011	(6,987,169)	99,728	(6,887,441)	-	(661,429)	(1,620,832)	(1,153,313)	(858,215)	(1,077,769)	(1,515,883)
% per maturity term					9.6	23.5	16.7	12.5	15.6	22.0

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	110

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	6/30/2012
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other
BM&F/Bovespa	295,783,441	11,608,699	1,300,797,716	1,209,166	-	-	-	-	-
Overt-the-counter market	82,290,209	95,772,737	48,595,894	15,436,330	9,116,031	37,934,503	65,157	73,808	4,283,682
Financial institutions	18,463,605	35,942,705	38,038,770	818,297	6,826,516	31,076,099	-	-	2,716,328
Companies	63,826,604	53,733,258	10,538,012	14,603,448	2,289,515	6,818,407	65,157	73,808	1,567,354
Individuals	-	6,096,774	19,112	14,585	-	39,997	-	-	-
Total	378,073,650	107,381,436	1,349,393,610	16,645,496	9,116,031	37,934,503	65,157	73,808	4,283,682
Total 06/30/2011	375,969,757	72,350,390	2,777,953,317	14,852,331	6,972,241	21,033,076	-	-	3,512,344

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	111

IV - Credit derivatives

See below the composition of Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and effect on calculation of Required Referential Equity.

	Credit risk amount
	6/30/2012	6/30/2011

Transferred	(3,643,693)	(4,001,819)
Credit swaps whose underlying assets are:
Securities	(2,585,278)	(3,348,031)
Total return rate swaps whose underlying assets are:
Securities	(1,058,415)	(653,788)
Received	5,472,338	2,970,422
Credit swaps whose underlying assets are:
Securities	5,472,338	2,962,880
Total return rate swaps whose underlying assets are:
Securities	-	7,542
Total	1,828,645	(1,031,397)

During the period, there was no occurrence of credit event related to those set forth in agreements.

According to CMN Resolution No. 3,490, which became effective on July 1, 2008 (Note 3), the effect of the calculation of the Required Referential Equity amounts to R$ 107,274 at 06/30/2012 (R$ 174,587 at 06/30/2011).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	112

V - Accounting hedge

a)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING is to protect the cash flows of payment of debt interest (CDB / Redeemable preferred shares) related to its variable interest rate risk (CDI / LIBOR), making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR.

To protect the future cash flows of debt against exposure to variable interest rate (CDI), at June 30, 2012, ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2012 and 2017 in the amount of R$ R$ 61,631,476 (R$ 44,709,254 at June 30, 2011). To protect the future cash flows of debt against exposure to variable interest rate (LIBOR), at June 30, 2012 ITAÚ UNIBANCO HOLDING negotiated swap contracts with maturity in 2015 in the amount of R$ 794,516 (R$ 613,625 at June 30, 2011). These derivative financial instruments gave rise to adjustment to market value net of tax effects recorded in stockholders’ equity of R$ (356,700) (R$ 19,449 at June 30, 2011), of which R$ (340,816) (R$ (31,173) at June 30, 2011) refers to CDB and (R$ 15,884) (R$ (11,724) at June 30, 2011) refers to Redeemable Preferred shares. The hedged items total R$ 62,737,823 (R$ 45,643,500 at June 30, 2011), of which R$ 61,943,307 (R$ 45,029,926 at June 30, 2011) are CDB with maturities between 2012 and 2017 and R$ 794,516 (R$ 613,625 at June 30, 2011) are swaps of Redeemable Preferred Shares with maturity in 2015.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (91,304) (R$ 651,122 at June 30, 2011).

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002.

b)	Market Risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in market risk, receipt of interest, which are attributable to changes in interest rates related to recognized assets.

To hedge the variation in market risk in the receipt of interest, ITAÚ´UNIBANCO HOLDING uses interest rate swap contracts, in the amount of R$ 36,382. These Derivative Financial Instruments gave rise to an adjustment to market value of R$ 73.

Hedge assets are prefixed items, in the amount of R$ 36,382, expressed in UF (Chilean Unit of Account - CLF), issued in Chile, with maturities between 2012 and 2036. Such items gave rise to an adjustment to market value of R$ 73 which represents the effective hedge portion recognized in income.

ITAÚ UNIBANCO HOLDING uses the market risk hedge as follows:

• To hedge against market risk variation in the receipt of interest resulting from variations in the fair value of ICPR rate (Real Promédio Camera Index).

The effectiveness computed for hedge portfolio is in conformity with the provisions of BACEN Circular No. 3.082 of January 30, 2002.

Hedge relationships were designated in 2012 and swaps will mature in 2012. Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

c)	Related operations - the swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ 36,916 (R$ 47,980 at June 30, 2011) are recorded at amounts restated in accordance with variations occurred in respective ratios (“curve”) and are not valued at their market value, as permitted by BACEN Circular No. 3,150, of September 11, 2002.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	113

VI -	Realized and unrealized gain of the derivative financial instruments portfolio

	01/01 to 06/30/2012	01/01 to 06/30/2011
Swap	(456,933)	915,109
Forwards (onshore)	34,674	82,389
Futures	(1,031,889)	643,717
Options	339,021	326,342
Credit derivatives	54,295	59,366
Other	747,472	(1,066,293)
Foreign exchange variation on investments abroad	1,300,848	(1,215,313)
Total	987,488	(254,683)

VII -	Clearing agreements

Derivative operations on the over-the-counter market are carried out under the derivative agreements which provide for clearing of amounts payable and receivable resulting from such derivatives, pursuant to article three of paragraph two, of CMN Resolution No. 3,263, of 02/24/2005.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	114

i)	Changes in adjustment to market value for the period

	01/01 to	01/01 to
	06/30/2012	06/30/2011
Opening balance	(160,343)	1,408,206
Adjustments with impact on:
Results	598,852	(442,559)
Trading securities	383,330	(199,620)
Derivative financial instruments	215,522	(242,939)
Stockholders’ equity	495,926	4,036
Available-for-sale	797,991	(82,145)
Accounting Hedge – Derivative Financial Instruments	(302,065)	86,181
Futures	(308,136)	87,180
Swap	6,071	(999)

Closing balance	934,435	969,683
Adjustment to market value	934,435	969,683
Trading securities	410,028	52,725
Available-for-sale securities	1,516,590	372,711
Derivative financial instruments	(992,183)	544,247
Trading securities	(412,589)	509,110
Accounting hedge	(579,594)	35,137
Futures	(555,527)	56,319
Swap	(24,067)	(21,182)

For better understanding, the following table shows the unrealized gains of available-for-sale securities and held-to-maturity securities:

	06/30/2012	06/30/2011
Adjustment of available-for-sale securities – stockholders’ equity	1,516,590	372,711
Adjustment to held-to-maturity securities (*)	970,819	576,908
Total unrealized gain	2,487,409	949,619

(*)	Includes the amount of R$ 10,297 (R$ 11,215 at 06/30/2011) regarding the adjustment to market value of securities reclassified up to December 31, 2003, not recognized in net income.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	115

j)	Sensitivity analysis (TRADING AND BANKING PORTFOLIOS)

In compliance with CVM Instruction No. 475 of December 17, 2008, ITAÚ UNIBANCO HOLDING carried out a sensitivity analysis by market risk factors considered relevant to which the group was exposed. Each market risk factor was subject to a sensitivity level, with shock applications of 25% and 50%, both for growth and fall. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure under exceptional scenarios.

Measurement of market risk segregates operations in trading portfolio and banking portfolio, pursuant to the criteria set forth in the New Capital Accord – Basel II and in the instructions CMN Resolution No. 3,464 of June 26, 2007 and BACEN Circular No. 3,354 of June 27, 2007.

The sensitivity analyses shown in this report are an evaluation of an instant position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the institution.

Trading portfolio consists of all transactions, including derivatives, which are held with the intention of trading in the short term or of hedging other financial instruments of this portfolio, and that are not subject to limitations on their marketability. These are transactions designated for obtaining benefits from price movements, actual or expected in the short term or conduction of arbitrage.

Amounts in reais thousands
Trading portfolio	Exposures	30/06/2012 (*)
Risk factors	Risk of variation in:	Scenarios
		I	II	III
Fixed rate	Fixed rates in reais	(1,003)	(24,937)	(49,594)
Foreign exchange	Rates of foreign currency coupon	252	(6,385)	(12,940)
Foreign currency	Exchange variation	(8,752)	(218,804)	(437,609)
Price indices	Rates of price index coupon	(336)	(8,349)	(16,580)
Reference rate	Rate of TR coupon	371	(9,360)	(18,888)
Shares	Share price	1,116	(27,912)	(55,825)
	Total without correlation	(8,352)	(295,749)	(591,435)
	Total with correlation	(5,682)	(201,207)	(402,372)
(*)	Amounts net of tax effects.

The banking portfolio comprises transactions that do not fit into the trading portfolio. Consists in operations designated for active management of financial risks and held not for trading in the short term. Its composition may include derivatives.

Amount in reais thousands
Trading and Banking portfolios	Exposures	30/06/2012 (*)
Risk factors	Risk of variation in:	Scenarios
		I	II	III
Fixed rate	Fixed rates in reais	(3,478)	(86,650)	(172,674)
Foreign exchange	Rates of foreign currency coupon	(944)	(23,313)	(46,058)
Foreign currency	Exchange variation	2,889	(72,220)	(144,440)
Price indices	Rates of price index coupon	(5,209)	(126,735)	(246,557)
Reference rate	Rate of TR coupon	(5,756)	(140,859)	(275,576)
Shares	Share price	4,580	(114,512)	(229,024)
	Total without correlation	(7,917)	(564,287)	(1,114,329)
	Total with correlation	(5,386)	(383,902)	(758,113)
(*)	Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

Scenario I: Addition of 1 base point to the fixed-rate curve, currency coupon, inflation and commodities and interest rate indices, and 1 percentage point in currency and share prices, which is based on market information (BM&FBOVESPA, Andima, etc);

Scenario II: Shocks at 25 base points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 25 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

Scenario III: Shocks at 50 base points in fixed-rate curves, currency coupon, inflation and interest rate indices, and 50 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING are shown in the item Derivative Financial Instruments in this note.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	116

NOTE 8 - LOAN, LEASE AND OTHER CREDIT OPERATIONS

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

Risk levels	6/30/2012										6/30/2011
	AA	A	B	C	D	E	F	G	H
Loan operations	109,832,345	100,537,904	33,058,926	17,242,422	11,167,223	3,006,705	2,960,349	2,181,302	10,488,617	290,475,793	244,743,976
Loans and discounted trade receivables	48,611,817	49,773,134	22,498,615	12,800,940	9,392,759	2,216,278	2,383,111	1,740,036	8,908,894	158,325,584	132,690,919
Financing	40,723,238	41,318,373	9,344,326	3,758,450	1,433,136	674,223	552,246	423,036	1,503,816	99,730,844	86,763,551
Farming and agribusiness financing	3,339,828	673,738	553,814	71,996	215,829	90,180	593	1,281	29,251	4,976,510	5,549,860
Real estate financing	17,157,462	8,772,659	662,171	611,036	125,499	26,024	24,399	16,949	46,656	27,442,855	19,739,646

Lease operations	4,520,717	10,162,307	3,052,195	1,410,657	781,266	333,013	289,190	245,794	786,922	21,582,061	32,539,239

Credit card operations	-	30,081,979	1,626,037	2,025,019	768,315	458,439	438,303	374,518	2,710,669	38,483,279	35,940,155

Advance on exchange contracts (1)	3,059,812	1,169,452	487,556	322,674	34,216	1,962	5,370	70	1,549	5,082,661	3,313,140

Other sundry receivables (2)	1,120	1,045,865	4,293	30,637	14,495	5,788	10,310	6,374	45,928	1,164,810	427,099

Total operations with credit granting characteristics	117,413,994	142,997,507	38,229,007	21,031,409	12,765,515	3,805,907	3,703,522	2,808,058	14,033,685	356,788,604	316,963,609
Endorsements and sureties (3)										56,610,581	43,143,815
Total with endorsements and sureties	117,413,994	142,997,507	38,229,007	21,031,409	12,765,515	3,805,907	3,703,522	2,808,058	14,033,685	413,399,185	360,107,424
TOTAL – 06/30/2011	89,832,081	146,457,698	28,597,506	16,888,418	14,593,189	3,503,215	3,322,941	2,496,900	11,271,661	316,963,609
(1)	Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);
(2)	Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;
(3)	Recorded in Memorandum Accounts.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	117

II – By maturity and risk level

	6/30/2012										6/30/2011
	AA	A	B	C	D	E	F	G	H	Total	Total
	OVERDUE OPERATIONS (1) (2)
Falling due installments	-	-	3,665,118	3,705,203	3,075,598	1,784,480	1,649,368	1,279,195	5,215,610	20,374,572	14,584,526
01 to 30	-	-	231,904	235,519	177,905	82,094	73,984	62,272	370,785	1,234,463	773,954
31 to 60	-	-	123,053	130,143	110,829	61,700	53,684	48,036	216,464	743,909	643,747
61 to 90	-	-	119,927	128,728	108,953	60,742	52,979	47,722	217,304	736,355	634,765
91 to 180	-	-	371,435	357,208	316,979	179,229	165,000	141,774	620,332	2,151,957	1,816,947
181 to 365	-	-	648,834	753,790	592,769	339,797	310,120	265,454	1,111,338	4,022,102	3,127,906
Over 365	-	-	2,169,965	2,099,815	1,768,163	1,060,918	993,601	713,937	2,679,387	11,485,786	7,587,207
Overdue installments	-	-	628,114	828,002	1,096,523	937,464	1,109,089	1,050,728	6,334,613	11,984,533	11,830,250
01 to 14	-	-	27,559	87,836	63,804	35,718	27,469	25,185	109,763	377,334	300,649
15 to 30	-	-	550,287	172,305	177,096	70,270	45,567	34,483	154,248	1,204,256	1,380,402
31 to 60	-	-	50,268	517,423	249,137	149,530	113,693	69,225	294,640	1,443,916	1,573,367
61 to 90	-	-	-	36,668	548,857	174,291	178,371	104,714	379,622	1,422,523	1,415,942
91 to 180	-	-	-	13,770	57,629	477,198	669,778	761,594	1,323,249	3,303,218	3,372,547
181 to 365	-	-	-	-	-	30,457	74,211	55,527	3,962,386	4,122,581	3,565,333
Over 365	-	-	-	-	-	-	-	-	110,705	110,705	222,010
SUBTOTAL	-	-	4,293,232	4,533,205	4,172,121	2,721,944	2,758,457	2,329,923	11,550,223	32,359,105	26,414,776
SPECIFIC ALLOWANCE	-	-	(42,932)	(135,996)	(417,212)	(816,583)	(1,379,229)	(1,630,946)	(11,550,223)	(15,973,121)	(12,814,597)
SUBTOTAL – 06/30/2011	-	-	4,052,539	3,336,025	3,467,946	2,233,899	2,152,436	1,970,408	9,201,523	26,414,776
	NON-OVERDUE OPERATIONS
Falling due installments	116,660,887	141,940,759	33,514,250	16,177,330	8,400,803	1,057,091	931,739	468,193	2,446,233	321,597,285	288,818,566
01 to 30	13,790,738	28,214,988	7,129,054	4,463,784	1,915,288	173,119	97,229	63,705	602,889	56,450,794	43,130,384
31 to 60	7,966,026	10,798,704	3,084,138	1,301,196	645,781	55,686	46,916	24,864	203,642	24,126,953	25,067,314
61 to 90	5,872,036	7,691,695	2,187,088	987,774	377,857	37,359	21,406	18,095	156,889	17,350,199	18,698,155
91 to 180	11,260,238	15,960,530	4,589,244	1,813,524	843,529	88,642	77,131	44,820	320,463	34,998,121	33,799,965
181 to 365	17,569,787	20,221,080	5,131,346	2,419,871	1,340,778	145,706	93,611	74,387	288,906	47,285,472	41,551,783
Over 365	60,202,062	59,053,762	11,393,380	5,191,181	3,277,570	556,579	595,446	242,322	873,444	141,385,746	126,570,965
Overdue up to 14 days	753,107	1,056,748	421,525	320,874	192,591	26,872	13,326	9,942	37,229	2,832,214	1,730,267
SUBTOTAL	117,413,994	142,997,507	33,935,775	16,498,204	8,593,394	1,083,963	945,065	478,135	2,483,462	324,429,499	290,548,833
GENERIC ALLOWANCE	-	(715,029)	(339,358)	(494,946)	(859,339)	(325,189)	(472,533)	(334,695)	(2,483,462)	(6,024,551)	(5,901,563)
SUBTOTAL – 06/30/2011	89,832,081	146,457,698	24,544,967	13,552,393	11,125,243	1,269,316	1,170,505	526,492	2,070,138	290,548,833
GRAND TOTAL	117,413,994	142,997,507	38,229,007	21,031,409	12,765,515	3,805,907	3,703,522	2,808,058	14,033,685	356,788,604	316,963,609
EXISTING ALLOWANCE	-	(715,029)	(382,290)	(794,259)	(3,828,378)	(1,902,573)	(2,592,095)	(2,807,778)	(14,033,685)	(27,056,087)	(23,774,575)
Minimum allowance required (3)	-	(715,029)	(382,290)	(630,942)	(1,276,552)	(1,141,772)	(1,851,761)	(1,965,641)	(14,033,685)	(21,997,672)	(18,716,160)
Additional allowance (4)	-	-	-	(163,317)	(2,551,826)	(760,801)	(740,334)	(842,137)	-	(5,058,415)	(5,058,415)
GRAND TOTAL 06/30/2011	89,832,081	146,457,698	28,597,506	16,888,418	14,593,189	3,503,215	3,322,941	2,496,900	11,271,661	316,963,609
EXISTING ALLOWANCE	-	(732,288)	(285,975)	(534,521)	(4,376,497)	(1,751,258)	(2,325,726)	(2,496,649)	(11,271,661)	(23,774,575)
Minimum allowance required (3)	-	(732,288)	(285,975)	(506,653)	(1,459,319)	(1,050,965)	(1,661,470)	(1,747,829)	(11,271,661)	(18,716,160)
Additional allowance (4)	-	-	-	(27,868)	(2,917,178)	(700,293)	(664,256)	(748,820)	-	(5,058,415)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 22,424,385 (R$ 17,374,356 at 06/30/2011);
(3)	The policy of not using "AA" ratings for individuals was maintained. As a consequence, all loan operations with clients classified in these segments are charged by recording a provision upon the granting of loan;
(4)	According to BACEN’s request, it is classified into risk level to show the additional amounts calculated to maintain the strength necessary for absorbing possible increases in default expected in history of scenarios of losses incurred.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	118

III – By business sector

	6/30/2012%		6/30/2011%
PUBLIC SECTOR	1,131,999	0.3%	1,590,205	0.5%
Energy	349,531	0.1%	532,643	0.2%
Petrochemical and chemical	496,441	0.1%	239,607	0.1%
Sundry	286,027	0.1%	817,955	0.3%
PRIVATE SECTOR	355,656,605	99.7%	315,373,404	99.5%
COMPANIES	198,507,091	55.6%	172,474,532	54.4%
Sugar and alcohol	7,483,500	2.1%	6,432,760	2.0%
Agribusiness and fertilizers	12,310,065	3.5%	10,018,990	3.2%
Food and beverage	9,554,288	2.7%	8,590,915	2.7%
Banks and other financial institutions	4,933,844	1.4%	4,985,920	1.6%
Capital assets	7,059,650	2.0%	7,028,631	2.2%
Pulp and paper	2,611,141	0.7%	1,784,756	0.6%
Publishing and printing	1,637,166	0.5%	1,301,499	0.4%
Electronic and IT	4,607,492	1.3%	4,731,283	1.5%
Packaging	1,896,559	0.5%	1,517,685	0.5%
Energy and sewage	5,331,400	1.5%	5,431,982	1.7%
Education	1,103,480	0.3%	1,089,408	0.3%
Pharmaceuticals and cosmetics	3,989,380	1.1%	3,558,644	1.1%
Real estate agents	12,581,215	3.5%	10,364,269	3.3%
Entertainment and tourism	3,429,865	1.0%	3,227,181	1.0%
Wood and furniture	3,121,738	0.9%	2,842,774	0.9%
Construction material	5,241,056	1.5%	4,547,933	1.4%
Steel and metallurgy	8,105,390	2.3%	6,929,562	2.2%
Media	834,683	0.2%	975,788	0.3%
Mining	2,639,113	0.7%	1,716,292	0.5%
Infrastructure work	4,746,086	1.3%	4,556,514	1.4%
Oil and gas	2,917,685	0.8%	2,613,481	0.8%
Petrochemical and chemical	5,971,808	1.7%	5,256,420	1.7%
Health care	1,767,016	0.5%	1,662,220	0.5%
Insurance and reinsurance and pension plans	5,307	0.0%	14,508	0.0%
Telecommunications	1,012,435	0.3%	1,037,181	0.3%
Third sector	102,973	0.0%	119,655	0.0%
Trading	1,948,429	0.5%	2,402,836	0.8%
Transportation	16,440,640	4.6%	13,075,374	4.1%
Domestic appliances	2,350,332	0.7%	2,070,922	0.7%
Vehicles and autoparts	13,335,285	3.7%	11,561,864	3.6%
Clothing and shoes	5,154,359	1.4%	5,008,567	1.6%
Commerce - Sundry	14,413,988	4.0%	12,849,809	4.1%
Industry - Sundry	4,516,640	1.3%	2,435,764	0.8%
Sundry services	17,391,899	4.9%	12,278,313	3.9%
Sundry	7,961,184	2.2%	8,454,832	2.7%
INDIVIDUALS	157,149,514	44.0%	142,898,872	45.1%
Credit cards	37,699,042	10.6%	35,405,232	11.2%
Real estate financing	19,905,385	5.6%	13,742,350	4.3%
Consumer loans/overdraft	42,970,300	12.0%	33,576,808	10.6%
Vehicles	56,574,787	15.9%	60,174,482	19.0%
GRAND TOTAL	356,788,604	100.0%	316,963,609	100.0%

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	119

The balances as of June 30, 2011 were reclassified in order to align the sector exposure criteria for disclosure purposes on internal and publicly-available reports. The main impacts are highlighted below:

Prior disclosure	Current disclosure	06/30/2011
Agribusiness	Sugar and alcohol	7,367,136
Agribusiness	Sundry	2,704,715
Agribusiness	Agribusiness and fertilizers	3,565,253
Heavy construction (constructors)	Infrastructure work	4,367,745
Distribution of fuels	Oil and gas	3,144,465
Electrical and electronic	Domestic appliances	2,502,307
Fertilizers and insecticides	Agribusiness and fertilizers	1,742,717
Holding company	Sundry	3,665,015
Import and export	Tradings	2,502,608
Hospital care materials and equipment	Pharmaceuticals and cosmetics	1,095,409
Media	Publishing and printing	1,403,116
Other - Industry	Packaging	1,656,025
Other services	Education	1,292,450
Service companies	Entertainment and tourism	3,411,029
Service companies	Sundry services	1,703,365
Chemical and petrochemical	Oil and gas	889,334
Supermarkets	Commerce - Sundry	2,307,317

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	120

b)	Credit concentration

	6/30/2012		6/30/2011
Loan, lease and other credit operations (*)	Risk	% of Total	Risk	% of Total
Largest debtor	4,070,365	1.0	2,356,061	0.7
10 largest debtors	25,279,571	6.1	18,474,353	5.1
20 largest debtors	40,949,626	9.9	30,797,931	8.6
50 largest debtors	64,413,704	15.6	51,178,478	14.2
100 largest debtors	84,541,433	20.5	67,945,807	18.9

	6/30/2012		6/30/2011
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of Total	Risk	% of Total
Largest debtor	5,856,206	1.3	4,825,640	1.2
10 largest debtors	35,833,616	7.7	28,509,271	7.1
20 largest debtors	57,086,210	12.3	46,537,738	11.6
50 largest debtors	90,845,748	19.5	74,105,201	18.4
100 largest debtors	116,546,183	25.0	96,164,675	23.9
(*)	The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to	01/01 to
	06/30/2012	06/30/2011
Opening balance	(25,771,727)	(22,018,217)
Net increase for the period	(12,019,821)	(9,487,170)
Required by Resolution No. 2,682/99	(12,019,821)	(8,960,150)
Additional allowance (3)	-	(527,020)
Write-Off	10,735,461	7,730,812
Closing balance	(27,056,087)	(23,774,575)
Required by Resolution No. 2,682/99	(21,997,672)	(18,716,160)
Specific allowance (1)	(15,973,121)	(12,814,597)
Generic allowance (2)	(6,024,551)	(5,901,563)
Additional allowance (3)	(5,058,415)	(5,058,415)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	For operations not covered in the previous item due to the classification of the client or operation;
(3)	As from the first quarter of 2011, refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At June 30, 2012, the balance of the allowance in relation to the loan portfolio is equivalent to 7.6% (7.5% at 06/30/2011).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	121

d)	Recovery and renegotiation of credits

I - Composition of the result of allowance for loan losses

	01/01 to 06/30/2012	01/01 to 06/30/2011
Expenses for allowance for loan losses	(12,019,821)	(9,487,170)
Income from recovery of credits written off as loss	2,318,352	2,599,605
Result of allowance for loan losses	(9,701,469)	(6,887,565)

II - Renegotiated credits

	6/30/2012	6/30/2011
Renegotiated credits	18,450,127	11,997,248
Allowance for loan losses	(7,651,592)	(4,616,560)
(%)	41.5	38.5

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	122

e)	Restricted operations on assets

We present below information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	6/30/2012				01/01 to 06/30/2012
	0 - 30	31 - 180	Over 365 days	Total	Income (expenses)
Restricted operations on assets
Loan operations	28,815	1,400	118,246	148,461	13,374
Liabilities - restricted operations on assets
Foreign borrowings through securities	28,815	1,400	118,246	148,461	(13,374)
Net revenue from restricted operations					-

At June 30, 2012, there were no balances in default.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	123

f)	Operations of sale or transfers and acquisitions of financial assets

I.	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at June 30, 2012 where the entity significantly retained the related risks and benefits is R$ 483,060 (R$ 31,665 at 06/30/2011), composed of real estate financing of R$ 463,606 (R$ 9,579 at 06/30/2011) and farming financing of R$ 19,454 (R$ 22,086 at 06/30/2011).

II.	Beginning January 2012, as provided for by CMN Resolution No. 3,533/08 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING carried out operations for sale or transfer of financial assets in which there was a retention of credit risks of financial assets transferred, through the acquisition of subordinated quotas of credit right funds. Therefore, such credits continue to be recorded as credit operations and are represented by the following information at June 30, 2012:

	Asset		Liabilities
Nature of operation	Book value	Fair value	Book value	Fair value

Large companies – Working capital	28,509	31,426	28,509	31,426

Sales or transfers of financial assets without risk and benefit retention amount to R$ 455,533 with effect on results of R$ 9.

In the period, loan portfolios with assignor’s risk retention the, in the amount of R$ 1,015,485, totaling R$ 2,805,380 at June 30, 2012, were also purchased.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	124

NOTE 9 - FOREIGN EXCHANGE PORTFOLIO

	6/30/2012	6/30/2011
ASSETS - OTHER RECEIVABLES	36,583,863	24,869,496
Exchange purchase pending settlement – foreign currency	20,134,786	14,826,053
Bills of exchange and term documents – foreign currency	-	41
Exchange sale rights – local currency	17,111,531	10,489,907
(Advances received) – local currency	(662,454)	(446,505)
LIABILITIES – OTHER LIABILITIES (Note 2a)	36,775,178	25,458,427
Exchange sales pending settlement – foreign currency	17,165,366	10,318,969
Liabilities from purchase of foreign currency – local currency	19,605,290	15,135,534
Other	4,522	3,924
MEMORANDUM ACCOUNTS	1,493,715	467,841
Outstanding import credits – foreign currency	1,450,340	451,342
Confirmed export credits – foreign currency	43,375	16,499

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	125

NOTE 10 – FUNDING AND BORROWINGS AND ONLENDING

a)	Summary

	6/30/2012						6/30/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	127,529,625	20,534,411	12,347,709	74,563,375	234,975,120	40.3	208,914,215	39.4
Deposits received under securities repurchase agreements	67,782,624	8,598,394	12,141,768	106,577,030	195,099,816	33.4	197,863,817	37.3
Funds from acceptance and issuance of securities	2,875,630	16,049,987	8,553,920	26,816,038	54,295,575	9.3	32,296,756	6.1
Borrowings and onlending	3,156,280	12,624,731	15,090,512	24,707,419	55,578,942	9.5	52,946,948	10.0
Subordinated debt (*)	778,836	1,989,339	2,578,523	38,399,712	43,746,410	7.5	37,826,792	7.1
TOTAL	202,122,995	59,796,862	50,712,432	271,063,574	583,695,863		529,848,528
% per maturity term	34.6	10.2	8.7	46.4
TOTAL – 06/30/2011	201,245,705	59,690,428	48,177,440	220,734,955	529,848,528
% per maturity term	38.0	11.3	9.1	41.7

(*)	Includes R$ 798,525 (R$ 616,299 at 06/30/2011) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)	Deposits

	6/30/2012						6/30/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	31,360,997	-	-	-	31,360,997	13.3	24,463,040	11.7
Savings accounts	73,055,957	-	-	-	73,055,957	31.1	60,008,457	28.7
Interbank	3,242,062	3,798,955	2,431,919	212,738	9,685,674	4.1	2,802,190	1.3
Time deposits	19,870,609	16,735,456	9,915,790	74,350,637	120,872,492	51.4	121,640,528	58.2
TOTAL	127,529,625	20,534,411	12,347,709	74,563,375	234,975,120		208,914,215
% per maturity term	54.3	8.7	5.3	31.7
TOTAL – 06/30/2011	108,032,811	26,323,478	12,528,807	62,029,119	208,914,215
% per maturity term	51.7	12.6	6.0	29.7

ITAÚ UNIBANCO HOLDING’s portfolio is composed of interbank deposits in the amount of R$ 5,056,765 (R$ 4,012,223 at 06/30/2011 with maturity over 365 days) with maturity of 31 to 180 days.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	126

c)	Deposits received under securities repurchase agreements

	6/30/2012						6/30/2011
	0 – 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	39,233,098	8,378,387	11,882,072	89,707,941	149,201,498	76.5	143,860,576	72.7
Government securities	28,027,779	323,408	3,438	22,218	28,376,843	14.5	35,935,578	18.2
Own issue	3,659,410	8,054,898	11,758,521	89,685,723	113,158,552	58.1	102,179,866	51.6
Foreign	7,545,909	81	120,113	-	7,666,103	3.9	5,745,132	2.9
Third-party portfolio	28,497,554	-	-	-	28,497,554	14.6	37,625,123	19.0
Free portfolio	51,972	220,007	259,696	16,869,089	17,400,764	8.9	16,378,118	8.3
TOTAL	67,782,624	8,598,394	12,141,768	106,577,030	195,099,816		197,863,817
% per maturity term	34.7	4.4	6.2	54.7
TOTAL – 06/30/2011	86,818,606	9,859,041	12,373,770	88,812,400	197,863,817
% per maturity term	43.9	5.0	6.3	44.8

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	127

d)	Funds from acceptance and issuance of securities

	6/30/2012						6/30/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
FUNDS FROM BILLS:	2,732,049	12,524,739	5,551,398	17,948,981	38,757,167	71.3	19,519,062	60.4
of real estate loans	-	2,036,301	2,307,462	13,317,845	17,661,608	32.5	5,655,309	17.5
Financial	2,364,728	9,965,723	2,731,288	1,903,788	16,965,527	31.2	11,350,056	35.1
Bill of credit related to agribusiness	358,206	511,086	488,082	2,532,194	3,889,568	7.2	2,261,182	7.0
Mortgage notes	9,115	11,629	24,566	195,154	240,464	0.4	252,515	0.8
DEBENTURES	-	1,033,025	-	1,532,128	2,565,153	4.7	1,041,712	3.2
FOREIGN SECURITIES	143,581	2,492,223	3,002,522	7,334,929	12,973,255	23.9	11,735,982	35.7
Trade Related – issued abroad - Structure Note Issued	-	-	-	-	-	-	2,251,280	7.0
Non-Trade Related – Issued abroad	143,581	2,492,223	3,002,522	7,334,929	12,973,255	23.9	9,484,702	28.7
Brazil Risk Note Programme	49,490	1,119,529	1,459,383	3,649,244	6,277,646	11.6	3,123,891	9.7
Structure Note Issued	82,551	1,022,786	1,243,765	1,606,969	3,956,071	7.3	1,091,681	3.4
Bonds	6,925	18,599	25,055	1,345,552	1,396,131	2.6	-	-
Fixed Rate Notes	3,356	279,469	3,978	694,710	981,513	1.8	221,320	0.7
Euro Medium Term Note Programme	1,236	8,279	270,341	38,454	318,310	0.6	1,139,649	3.5
Euro Certificates of Deposits	-	-	-	-	-	-	3,046,619	9.4
Medium Term Note	-	-	-	-	-	-	86,020	0.3
Eurobonds	-	-	-	-	-	-	775,522	2.4
Other	23	43,561	-	-	43,584	0.1	-	-
TOTAL	2,875,630	16,049,987	8,553,920	26,816,038	54,295,575		32,296,756
% per maturity term	5.3	29.6	15.8	49.4
TOTAL – 06/30/2011	3,514,762	10,153,821	3,628,477	14,999,696	32,296,756
% per maturity term	10.9	31.4	11.2	46.5

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturity of 31 days to 180 days in the amount of R$ 5,542 (R$ 5,542 at 06/30/2011) and over 365 days in the amount of R$ 500,000 (R$ 500,000 at 06/30/2011), totaling R$ 505,542 (R$ 505,542 at 06/30/2011).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	128

e)	Borrowings and onlending

	6/30/2012						6/30/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
BORROWINGS	2,219,735	7,001,473	8,735,437	2,928,137	20,884,782	37.6	18,669,934	35.3
Domestic	249,852	92,792	4,149	49,085	395,878	0.7	2,730,992	5.2
Foreign (*)	1,969,883	6,908,681	8,731,288	2,879,052	20,488,904	36.9	15,938,942	30.1
ONLENDING	936,545	5,623,258	6,355,075	21,779,282	34,694,160	62.4	34,277,014	64.7
Domestic – official institutions	936,545	5,618,903	5,938,411	21,589,458	34,083,317	61.3	33,781,687	63.8
BNDES	247,626	1,100,168	1,103,868	7,236,498	9,688,160	17.4	9,653,414	18.2
FINAME	683,146	4,457,368	4,784,137	14,155,930	24,080,581	43.3	23,756,255	44.9
Other	5,773	61,367	50,406	197,030	314,576	0.6	372,018	0.7
Foreign	-	4,355	416,664	189,824	610,843	1.1	495,327	0.9
TOTAL	3,156,280	12,624,731	15,090,512	24,707,419	55,578,942		52,946,948
% per maturity term	5.7	22.7	27.2	44.5
TOTAL- 06/30/2011	2,818,274	12,462,965	11,445,198	26,220,511	52,946,948
% per maturity term	5.3	23.5	21.6	49.5

(*)	Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	129

f)	Subordinated debt

	6/30/2012						6/30/2011
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	715,074	1,912,321	2,575,044	10,668,115	15,870,554	36.3	23,195,838	61.3
Financial Treasury bills	-	-	-	17,474,250	17,474,250	39.9	7,769,867	20.5
Euronotes	63,762	69,449	-	9,191,475	9,324,686	21.3	5,208,867	13.8
Bonds	-	3,560	3,479	308,427	315,466	0.7	275,446	0.7
Eurobonds	-	-	-	-	-	-	792,245	2.1
(-) Transaction costs incurred (Note 4b)	-	-	-	(37,071)	(37,071)	(0.1)	(31,770)	(0.1)
TOTAL OTHER LIABILITIES	778,836	1,985,330	2,578,523	37,605,196	42,947,885		37,210,493
Redeemable preferred shares	-	4,009	-	794,516	798,525	1.8	616,299	1.6
GRAND TOTAL (*)	778,836	1,989,339	2,578,523	38,399,712	43,746,410		37,826,792
% per maturity term	1.8	4.5	5.9	87.8
TOTAL- 06/30/2011	61,252	891,123	8,201,188	28,673,229	37,826,792
% per maturity term	0.2	2.4	21.7	75.8

(*)	The amount of R$ 38,982,533 (R$ 33,688,284 at 06/30/2011) is included in the Referential Equity, using the proportionalities set forth in CMN Resolution No. 3,444 of February 28, 2007 and changes made by CMN Resolution No. 3,532 of January 31, 2008.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	130

Description
Name of security	Issue	Maturity	Return p.a.	Principal R$

Subordinated CDB
	2002	2012	102,5% of CDI	200,000
	2007	2012	103,8% of CDI	93,000
			100% of CDI + 0,35% to 0,45%	731,836
			IGPM + 7,31 to 7,35%	278,350
	2008	2013	100% of CDI + 0,5% to 0,6%	1,558,200
			106% to 107% of CDI	48,401
	2003	2013	102% of CDI	40,000
	2007	2014	100% of CDI + 0,35% to 0,6%	1,864,500
			IGPM + 7,35%	33,200
	2008	2014	112% of CDI	1,000,000
	2008	2015	119,8% of CDI	400,000
	2010	2015	113% of CDI	50,000
	2006	2016	100% of CDI + 0,7% (*)	465,835
	2010	2016	110% to 114% of CDI	2,719,268
			IPCA + 7,33%	122,500
	2010	2017	IPCA + 7,45%	366,830
			TOTAL	9,971,920

Subordinated financial bills
	2010	2016	100% of CDI + 1,35% to 1,36%	365,000
			112% to 112,5% of CDI	1,874,000
			IPCA + 7%	30,000
	2010	2017	IPCA + 6,95% to 7,2%	206,000
	2011	2017	108% to 112% of CDI	3,223,500
			IPCA + 6,15% to 7,8%	352,400
			IGPM + 6,55% to 7,6%	138,000
			100% of CDI + 1,29% to 1,52%	3,650,000
	2012	2017	100% of CDI + 1,12%	500,000
	2011	2018	IGPM + 7%	42,000
			IPCA + 7,53% to 7,7%	30,000
	2012	2018	IPCA + 5,76% to 6,58%	426,000
			100% of CDI + 1,10% to 1,32%	2,527,400
			108% to 112,5% of CDI	3,416,900
			PRE + 12,2%	12,000
	2011	2019	109% to 109,7% of CDI	2,000
	2012	2019	PRE + 12,2%	12,000
			IPCA + 5,01% to 6,30%	91,000
			110% of CDI	1,000
	2012	2020	IPCA + 6,00% to 6,17%	20,000
			111% of CDI	1,000
	2011	2021	109,25 to 110,5% of CDI	6,000
	2012	2022	IPCA + 5,83%	60,000
			TOTAL	16,986,200

Subordinated euronotes
	2010	2020	6.2%	1,730,600
	2010	2021	5.75%	1,694,200
	2011	2021	5,75% to 6,2%	1,198,900
	2012	2021	6.2%	956,505
	2012	2022	5.65%	2,277,625
			TOTAL	7,857,830

Subordinated bonds
	2005	2015	1.42%	193,834
	2008	2033	3,5% to 4,5%	141,127
			TOTAL	334,961

Preferred shares
	2002	2015	3.04%	1,388,841

(*)	Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 63,762 (R$ 49,557 at 06/30/2011), with maturity of 31 to 180 days in the amount of R$ 69,449 (R$ 21,777 06/30/2011) and over 365 days in the amount of R$ 9,154,404 (R$ 4,252,638 at 06/30/2011), totaling R$ 9,287,615 (R$ 4,323,972 at 06/30/2011).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	131

NOTE 11 - INSURANCE, PENSION PLAN AND CAPITALIZATION OPERATIONS

a)	Composition of the technical provisions per segment

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	6/30/2012	6/30/2011	6/30/2012	6/30/2011	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Unearned premiums	3,232,574	2,810,399	-	-	-	-	3,232,574	2,810,399
Mathematical provision of benefits to be granted and benefits granted	18,492	19,971	69,989,112	55,344,077	-	-	70,007,604	55,364,048
Premium deficiency / Insufficient contribution	341,031	286,566	715,444	646,269	-	-	1,056,475	932,835
Financial surplus	1,532	1,504	494,744	469,201	-	-	496,276	470,705
Mathematical provision for redemptions	-	-	-	-	2,813,612	2,706,382	2,813,612	2,706,382
Provision for raffles	-	-	-	-	19,908	18,025	19,908	18,025
Unsettled claims	2,597,778	2,252,802	-	-	-	-	2,597,778	2,252,802
Claims / Events incurred but not reported (IBNR)	808,074	697,614	11,031	10,842	-	-	819,105	708,456
Other provisions (Note 4m II.I)	1,288,542	1,211,316	183,014	184,893	38,555	43,100	1,510,111	1,439,309
TOTAL	8,288,023	7,280,172	71,393,345	56,655,282	2,872,075	2,767,507	82,553,443	66,702,961

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	132

b)	Assets Guaranteeing Technical Provisions - SUSEP

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	6/30/2012	6/30/2011	6/30/2012	6/30/2011	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Interbank investments – money market	784,771	972,123	746,622	1,087,394	1,113,943	1,015,617	2,645,336	3,075,134
Securities and derivative financial instruments	3,231,158	2,467,794	70,956,863	55,847,049	1,866,963	1,792,299	76,054,984	60,107,142
PGBL/VGBL FUND QUOTAS (1)	-	-	65,605,935	51,123,685	-	-	65,605,935	51,123,685
Government securities - Domestic	-	-	43,373,267	35,605,229	-	-	43,373,267	35,605,229
National Treasury Bills	-	-	21,179,034	21,749,971	-	-	21,179,034	21,749,971
National Treasury Notes	-	-	19,739,577	11,930,052	-	-	19,739,577	11,930,052
Financial Treasury Bills	-	-	2,454,656	1,925,206	-	-	2,454,656	1,925,206
Corporate securities	-	-	21,784,524	15,335,261	-	-	21,784,524	15,335,261
Bank deposit certificates	-	-	5,486,779	6,348,369	-	-	5,486,779	6,348,369
Debentures	-	-	3,032,645	4,575,039	-	-	3,032,645	4,575,039
Shares	-	-	1,186,008	1,939,574	-	-	1,186,008	1,939,574
Promissory notes	-	-	-	12,292	-	-	-	12,292
Credit note	-	-	863,129	-	-	-	863,129	-
Financial Treasury bills	-	-	11,213,927	2,458,453	-	-	11,213,927	2,458,453
Securitized real estate loans	-	-	2,036	1,534	-	-	2,036	1,534
PGBL/VGBL fund quotas	-	-	175,655	58,337	-	-	175,655	58,337
Derivative financial instruments	-	-	29,196	54,635	-	-	29,196	54,635
Accounts receivable / (payable)	-	-	243,293	70,223	-	-	243,293	70,223
Other assets	3,231,158	2,467,794	5,350,928	4,723,364	1,866,963	1,792,299	10,449,049	8,983,457
Government	1,051,945	774,851	3,989,822	3,522,078	271,462	79,482	5,313,229	4,376,411
Private	2,179,213	1,692,943	1,361,106	1,201,286	1,595,501	1,712,817	5,135,820	4,607,046
Receivables from insurance and reinsurance operations (2)	4,418,628	3,874,417	-	-	-	-	4,418,628	3,874,417
Credit rights	1,050,063	1,010,370	-	-	-	-	1,050,063	1,010,370
Commercial – Extended guarantee	1,285,935	1,178,871	-	-	-	-	1,285,935	1,178,871
Reinsurance	2,082,630	1,685,176	-	-	-	-	2,082,630	1,685,176
Escrow deposits for loss	-	39,093	-	-	-	-	-	39,093
TOTAL	8,434,557	7,353,427	71,703,485	56,934,443	2,980,906	2,807,916	83,118,948	67,095,786

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.

(2)	Recorded under Other receivables and Other assets.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	133

c)	Financial and operating income per segment

	INSURANCE		PENSION PLAN		CAPITALIZATION		TOTAL
	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to	01/01 to
	6/30/2012	6/30/2011	6/30/2012	6/30/2011	6/30/2012	6/30/2011	6/30/2012	6/30/2011

Financial income from insurance, pension plan and capitalization operations	173,800	127,688	117,892	90,309	69,322	62,616	361,014	280,613
Financial income	192,468	168,956	2,989,262	2,271,738	151,727	154,753	3,333,457	2,595,447
Financial expenses	(18,668)	(41,268)	(2,871,370)	(2,181,429)	(82,405)	(92,137)	(2,972,443)	(2,314,834)
Operating income from insurance, pension plan and capitalization operations	1,164,842	965,507	36,912	13,851	258,271	234,980	1,460,025	1,214,338
Premiums and contributions	2,833,670	2,707,934	7,981,018	5,382,450	998,353	926,125	11,813,041	9,016,509
Changes in technical provisions	(176,808)	(367,671)	(7,914,434)	(5,354,504)	(4,656)	(10,153)	(8,095,898)	(5,732,328)
Expenses for claims, benefits, redemptions and raffles	(976,120)	(805,140)	(25,733)	(12,396)	(736,435)	(678,893)	(1,738,288)	(1,496,429)
Selling expenses	(487,497)	(480,487)	(1,357)	(1,483)	(2,081)	(1,829)	(490,935)	(483,799)
Other operating revenues and expenses	(28,403)	(89,129)	(2,582)	(216)	3,090	(270)	(27,895)	(89,615)
Total result from insurance, pension plan and capitalization operations	1,338,642	1,093,195	154,804	104,160	327,593	297,596	1,821,039	1,494,951

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	134

NOTE 12 - CONTINGENT ASSETS AND LIABILITIES AND LEGAL LIABILITIES – TAX AND SOCIAL SECURITY

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and Contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO CONSOLIDATED is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has recently decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil Lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 1,636,535 and main natures of these lawsuits refer to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed;

There are no labor claims falling under the category of possible loss.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	135

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 06/30/2012				01/01 to 06/30/2011
	Civil	Labor	Other	Total	Total
Opening balance	3,165,594	4,013,915	165,303	7,344,812	7,132,647
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(136,688)	(929,875)	-	(1,066,563)	(1,421,626)
Subtotal	3,028,906	3,084,040	165,303	6,278,249	5,711,021
Restatement/Charges	76,116	58,490	-	134,606	102,946
Changes in the period reflected in results (Notes 13f and 13i)	869,393	534,144	8,963	1,412,500	1,058,159
Increase (*)	1,072,971	556,912	10,158	1,640,041	1,355,329
Reversal	(203,578)	(22,768)	(1,195)	(227,541)	(297,170)
Payment	(738,217)	(395,183)	-	(1,133,400)	(882,072)
Subtotal	3,236,198	3,281,491	174,266	6,691,955	5,990,054
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	129,017	903,919	-	1,032,936	1,313,310
Closing balance (Note 13c)	3,365,215	4,185,410	174,266	7,724,891	7,303,364
Closing balance at 06/30/2011 (Note 13c)	3,059,153	4,081,603	162,608
Escrow deposits at 06/30/2012 (Note 13a)	2,069,275	2,470,128	-	4,539,403
Escrow deposits at 06/30/2011 (Note 13a)	1,851,067	2,386,057	-	4,237,124

(*)	Civil provisions include the provision for economic plans amounting to R$ 141,494 (R$ 265,467 from January 1 to June 30, 2011) (Note 22k).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	136

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 06/30/2012			01/01 to 06/30/2011
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	6,273,013	2,371,539	8,644,552	7,256,753
(-) Contingencies guaranteed by indemnity clauses	-	(57,436)	(57,436)	(44,474)
Subtotal	6,273,013	2,314,103	8,587,116	7,212,279
Restatement/Charges	394,685	71,402	466,087	280,787
Changes in the period reflected in results	235,157	(61,866)	173,291	476,511
Increase	244,130	79,968	324,098	535,104
Reversal	(8,973)	(141,834)	(150,807)	(58,593)
Payment	-	(53,315)	(53,315)	(42,987)
Subtotal	6,902,855	2,270,324	9,173,179	7,926,590
(+) Contingencies guaranteed by indemnity clauses	-	59,527	59,527	12,295
Closing balance (Note 13c)	6,902,855	2,329,851	9,232,706	7,938,885
Closing balance at 06/30/2011 (Notes 13c and 14c)	5,635,186	2,303,699	7,938,885	-

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	137

	01/01 to 06/30/2012			01/01 to 06/30/2011
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	3,979,486	1,198,827	5,178,313	4,682,937
Appropriation of income	162,556	51,146	213,702	215,073
Changes in the period	175,362	1,257	176,619	134,119
Deposited	193,892	12,611	206,503	163,141
Withdrawals	(17,849)	(11,146)	(28,995)	(20,449)
Conversion into income	(681)	(208)	(889)	(8,573)
Closing balance	4,317,404	1,251,230	5,568,634	5,032,129
Relocated to assets pledged in guarantee of contingencies (note 12d)	-	(894,673)	(894,673)	-
Closing balance after relocated	4,317,404	356,557	4,673,961	5,032,129
Closing balance at 06/30/2011	3,864,711	1,167,418	5,032,129

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	138

The main discussions related to Legal Obligations are described as follows:

•	PIS and COFINS – Calculation basis – R$ 3,182,504: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The escrow deposit balance totals R$ 1,093,830.

•	CSLL – Isonomy – R$ 1,641,054, as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The escrow deposit balance totals R$ 356,285.

•	IRPJ and CSLL –Taxation of profits earned abroad – R$ 504,535: We discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The escrow deposit balance totals R$ 462,979.

•	PIS – R$ 379,849 - Principles of anteriority over 90 days and non-retroactivity: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 109,183.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	139

Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 7,397,154, are the following:

•	IRPJ, CSLL, PIS and COFINS – request for offset dismissed - R$ 1,370,272: cases in which the liquidity and the offset credit certainty are discussed.

•	IRPJ/CSLL - Interest on capital - R$ 925,956: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years.

•	INSS – Non-compensatory amounts – R$ 857,216: we defend the non-taxation of these amounts, mainly profit sharing, transportation vouchers and sole bonus.

•	IRPJ/CSLL - Losses and discounts on receipt of credits – R$ 447,727: deductibility of effective losses as operating expense – credit assignment and renegotiation.

•	ISS – Banking Institutions – R$ 402,081: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under a Supplementary Law.

•	IRPJ, CSLL – Profit made available abroad R$ 314,058: Application of the Brazilian tax rule (taxable income) – IN 213/2002 and non availability of profit with the simple transfer of capital between the Holding’s investees.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	140

c)	Receivables - Reimbursement of contingencies

The Receivables balance arising from reimbursements of contingencies totals R$ 716,056 (R$ 804,968 at 06/30/2011) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of Civil, Labor and Tax Contingencies.

d)	Assets pledged as Contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	6/30/2012	6/30/2011
Securities (basically Financial Treasury Bills – Note 7b)	1,452,039	1,534,731
Deposits in guarantee	4,343,923	3,339,365

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	141

NOTE 13 - BREAKDOWN OF ACCOUNTS

a)	Other sundry receivables

	6/30/2012	6/30/2011
Deferred tax assets (Note 14b I)	30,828,784	25,697,624
Social contribution for offset (Note 14b I)	665,223	818,673
Taxes and contributions for offset	3,358,770	2,824,388
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	9,017,884	8,371,494
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,539,403	4,237,124
Escrow deposits for foreign fund raising program	690,274	1,608,438
Receivables from reimbursement of contingent liabilities (Note 12c)	716,056	804,968
Sundry domestic debtors	1,054,520	1,022,663
Sundry foreign debtors	179,653	119,185
Retirement plan assets (Note 19)	1,925,210	1,620,015
Recoverable payments	74,306	56,774
Salary advances	218,227	210,328
Amounts receivable from related companies	15,548	79,900
Operations without credit granting characteristics	178,490	341,076
Securities and credits receivable	526,067	646,797
(Allowance for loan losses)	(347,577)	(305,721)
Other	176,028	143,426
Total	53,638,376	47,956,076

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 144,313 (R$ 249,750 at 06/30/2011) and Deferred Tax Assets of R$ 776,983 (R$ 810,727 at 06/30/2011) (Note 14b I).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	142

b)	Prepaid expenses

	6/30/2012	6/30/2011
Commissions	3,303,481	2,935,480
Related to vehicle financing	1,048,055	804,296
Related to insurance and pension plan	1,384,426	1,303,304
Restricted to commissions/partnership agreements	548,323	577,751
Other	322,677	250,129
Fundo Garantidor de Crédito (*)	245,971	433,153
Advertising	429,163	404,697
Other	304,174	336,204
Total	4,282,789	4,109,534

(*)	Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Fundo Garantidor de Crédito (Brazilian deposit guarantee fund), according to BACEN Circular No. 3,416, of 10/24/2008.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	143

c)	Other sundry liabilities

	6/30/2012	6/30/2011
Provisions for contingent liabilities (Note 12b)	10,054,742	9,607,063
Provisions for sundry payments	2,136,545	2,001,849
Personnel provision	1,383,021	1,267,493
Sundry creditors - local	833,869	1,077,946
Sundry creditors - foreign	904,835	717,939
Liabilities for official agreements and rendering of payment services	493,864	1,636,215
Related to insurance operations	1,108,601	987,603
Liabilities for purchase of assets and rights	3,049	42,926
Creditors of funds to be released	1,020,437	1,071,404
Funds from consortia participants	82,996	80,298
Provision for Retirement Plan Benefits (Note 19)	314,895	230,005
Provision for health insurance (*)	629,381	615,097
Expenses for lease interests (Note 4i)	258,085	280,575
Other	536,572	624,592
Total	19,760,892	20,241,005

(*)	Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	144

d)	Banking service fees

	01/01 to 06/30/2012	01/01 to 06/30/2011
Asset management	1,447,472	1,274,773
Funds management fees	1,351,999	1,222,660
Consortia management fee	95,473	52,113
Current account services	336,128	332,429
Credit cards	3,157,884	2,877,966
Relationship with stores	3,008,620	2,687,578
Credit card processing	149,264	190,388
Sureties and credits granted	776,264	835,835
Loan operations	352,172	493,550
Guarantees provided	424,092	342,285
Receipt services	700,067	630,931
Collection fees	567,573	490,705
Collection services	132,494	140,226
Other	787,923	709,645
Custody services and management of portfolio	113,192	104,296
Economic and financial advisory	220,092	179,272
Foreign exchange services	48,931	39,226
Other services	405,708	386,851
Total	7,205,738	6,661,579

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	145

e)	Income from bank charges

	01/01 to 06/30/2012	01/01 to 06/30/2011
Loan operations/registration	566,665	770,124
Credit cards – annual fees and other services (*)	901,353	617,971
Deposit account	72,712	73,125
Transfer of funds	67,205	62,994
Income from securities brokerage (*)	186,740	249,152
Service package fees and other	1,081,319	704,751
Total	2,875,994	2,478,117
(*) In compliance with BACEN Circular Letter No. 3,490.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	146

f)	Personnel expenses

	01/01 to 06/30/2012	01/01 to 06/30/2011
Compensation	(2,887,191)	(2,973,765)
Charges	(1,040,855)	(985,931)
Welfare benefits	(679,081)	(762,155)
Training	(123,438)	(117,036)
Labor claims and termination of employees (Note 12b)	(819,022)	(567,904)
Stock Option Plan	(88,214)	(80,112)
Total	(5,637,801)	(5,486,903)
Employees’ profit sharing	(1,192,337)	(1,091,158)
Total with Employees’ profit sharing	(6,830,138)	(6,578,061)

g)	Other administrative expenses

	01/01 to 06/30/2012	01/01 to 06/30/2011
Data processing and telecommunications	(1,752,703)	(1,737,794)
Depreciation and amortization	(814,093)	(682,146)
Installations	(1,141,948)	(1,020,468)
Third-party services	(1,599,339)	(1,525,930)
Financial system services	(240,172)	(216,435)
Advertising, promotions and publication	(447,204)	(436,949)
Transportation	(255,693)	(282,752)
Materials	(216,792)	(219,011)
Security	(263,198)	(240,169)
Travel expenses	(90,210)	(86,492)
Other	(266,019)	(234,227)
Total	(7,087,371)	(6,682,373)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	147

h)	Other operating revenue

	01/01 to 06/30/2012	01/01 to 06/30/2011
Reversal of operating provisions	5,677	58,000
Recovery of charges and expenses	36,296	46,984
Other	99,411	117,793
Total	141,384	222,777

i)	Other operating expenses

	01/01 to 06/30/2012	01/01 to 06/30/2011
Provision for contingencies (Note 12b)	(826,962)	(813,955)
Civil lawsuits:	(869,393)	(673,843)
Tax and social security contributions	51,394	(150,644)
Other	(8,963)	10,532
Selling - Credit cards	(760,207)	(940,073)
Claims	(315,349)	(285,171)
Provision for health insurance (Note 13c)	(6,452)	(8,733)
Refund of interbank costs	(113,221)	(99,721)
Other	(533,849)	(352,500)
Total	(2,556,040)	(2,500,153)

j)	Non operating income – basically composed of the result in the full disposal of investment in Banco BPI, S.A. in the amount of R$ (302,921) and in the partial disposal of interest in Orbitall Serviços e Processamento de Informações Comerciais S.A. in the amount of R$ (17,596).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	148

NOTE 14 - TAXES

a)	Composition of expenses for taxes and contributions

I - Statement of calculation with Income Tax and Social Contribution:

	01/01 to 06/30/2012	01/01 to 06/30/2011
Income before income tax and social contribution	8,777,429	10,141,535
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(3,510,972)	(4,056,614)

Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates	34,796	26,680
Foreign exchange variation on investments abroad	493,017	(479,834)
Interest on capital	934,816	838,346
Dividends and interest on external debt bonds	127,940	191,099
Other nondeductible expenses net of non taxable income	197,301	786,061
Deferred tax asset recognized from prior periods	152,532	152,331
Total income tax and social contribution	(1,570,570)	(2,541,931)

II - Composition of tax expenses:

	01/01 to 06/30/2012	01/01 to 06/30/2011
PIS and COFINS	(1,673,217)	(1,692,618)
ISS	(315,663)	(319,851)
Other	(219,651)	(147,157)
Total (Note 4o)	(2,208,531)	(2,159,626)

At ITAÚ UNIBANCO HOLDING tax expenses are basically composed of PIS and COFINS in the amount of R$ 108,958 (R$ 131,210 from 01/01 to 06/30/2011).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	149

III - Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	150

b)	Deferred taxes

I - The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	PROVISIONS		DEFERRED TAX ASSETS
	6/30/2011	6/30/2012	12/31/2011	Realization / Reversal	Increase	6/30/2012	6/30/2011
Reflected in income and expense accounts			28,159,488	(5,911,947)	8,342,134	30,772,122	25,677,262
Related to income tax and social contribution loss carryforwards			4,203,850	(782,124)	1,798,816	5,220,542	3,301,309
Related to disbursed provisions			15,837,257	(3,753,334)	4,735,055	16,818,978	14,392,593
Allowance for loan losses			11,490,145	(2,534,664)	4,292,143	13,247,624	9,835,348
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			527,127	(527,127)	431,705	431,705	19,830
Allowance for real estate			75,130	(10,490)	995	65,635	83,259
Goodwill on purchase of investments			3,602,265	(650,127)	-	2,952,138	4,310,567
Other			142,590	(30,926)	10,212	121,876	143,589
Related to non-disbursed provisions (*)	21,629,129	23,372,497	8,118,381	(1,376,489)	1,808,263	8,732,602	7,983,360
Related to the operation	16,570,714	18,314,082	6,398,519	(1,376,489)	1,808,263	7,012,740	6,263,499
Legal liabilities – tax and social security	2,306,251	2,772,922	1,319,269	(1,679)	207,737	1,525,327	1,307,086
Provision for contingent liabilities	7,006,405	7,912,131	2,863,876	(343,682)	464,679	2,984,873	2,683,072
Civil lawsuits:	2,804,771	3,209,636	1,184,829	(183,810)	268,933	1,269,952	1,107,985
Labor claims	2,568,049	2,741,966	984,208	(93,390)	144,686	1,035,504	971,663
Tax and social security contributions	1,567,130	1,910,071	675,302	(66,351)	51,060	660,011	577,619
Other	66,455	50,458	19,537	(131)	-	19,406	25,805
Adjustments of operations carried out in futures settlement market	24,731	24,856	11,618	(3,073)	1,219	9,764	7,493
Provision related to health insurance operations	615,097	629,381	249,172	-	2,581	251,753	246,039
Other non-deductible provisions	6,618,230	6,974,792	1,954,584	(1,028,055)	1,132,047	2,058,576	2,019,809
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,058,415	5,058,415	1,719,862	-	-	1,719,862	1,719,861

Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)		681,100	123,436	-	115,673	239,109	20,362
Total	21,629,129	24,053,597	28,282,924	(5,911,947)	8,457,807	30,828,784	25,697,624
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			714,602	(49,379)	-	665,223	818,673

(*)	From a financial point of view, rather than recording the provision of R$ 23,372,497 (R$ 21,629,129 at 06/30/2011) and deferred tax assets of R$ 8,550,155 (R$ 7,983,360 at 06/30/2011), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 30,828,784 (R$ 25,697,624 at 06/30/2011) to R$ 22,278,629 (R$ 17,714,264 at 06/30/2011).

 At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 776,983 (R$ 810,727 at 06/30/2011) and are basically represented by legal liabilities – tax and social security of R$ 387,987 (R$ 266,691 at 06/30/2011), which expected realization is dependent upon the progress of the lawsuit, and tax loss of R$ 262,161 (R$ 411,987 at 06/30/2011).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	151

II - Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2011	Realization / Reversal	Increase	6/30/2012	6/30/2011
Reflected in income and expense accounts	9,583,023	(1,763,863)	1,045,465	8,864,625	9,981,461
Depreciation in excess – leasing	7,560,086	(1,520,612)	268,561	6,308,035	8,128,661
Restatement of escrow deposits and contingent liabilities	935,240	(63,300)	165,321	1,037,261	892,251
Adjustment to market value of securities and derivative financial instruments	178,124	(178,124)	306,975	306,975	184,075
Provision for Pension Plan Benefits	593,803	-	83,748	677,551	580,653
Adjustments of operations carried out in future settlement market	101,510	(907)	194,342	294,945	67,754
Taxation of results abroad – capital gains	63,451	-	3,179	66,630	50,869
Other	150,809	(920)	23,339	173,228	77,198
Reflected in stockholders’ equity accounts – adjustment to market value of available-for-sale securities (Note 2b)	295,897	(70,904)	405,016	630,009	186,653
Total	9,878,920	(1,834,767)	1,450,481	9,494,634	10,168,114

At ITAÚ UNIBANCO HOLDING, the Provision for deferred income tax and social contribution totals R$ 4,281 (R$ 3,366 at 06/30/2011), basically represented by Restatement of escrow deposits and contingent liabilities.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	152

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at June 30, 2012, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets								Provision for deferred
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	income tax and social contribution	%	Net deferred taxes	%
2012	8,372,327	33%	514,350	10%	8,886,677	29%	28,675	4%	(2,142,441)	23%	6,772,911	31%
2013	4,741,014	19%	1,540,373	30%	6,281,387	20%	262,898	40%	(2,469,249)	26%	4,075,036	19%
2014	4,209,921	16%	1,515,617	29%	5,725,538	19%	309,094	46%	(2,130,884)	22%	3,903,748	18%
2015	2,693,201	11%	1,402,852	27%	4,096,053	13%	50,327	8%	(878,709)	9%	3,267,671	15%
2016	2,343,780	9%	247,350	5%	2,591,130	8%	12,617	2%	(736,400)	8%	1,867,347	8%
after 2016	3,247,999	13%	-	0%	3,247,999	11%	1,612	0%	(1,136,951)	12%	2,112,660	10%
Total	25,608,242	100%	5,220,542	100%	30,828,784	100%	665,223	100%	(9,494,634)	100%	21,999,373	100%
Present value (*)	22,976,638		4,753,339	0.0%	27,729,977		611,170		(8,515,208)		19,825,939

 (*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV -	In view of the unconstitutionality lawsuit related to the increase in the social contribution rate, established by Articles 17 and 41 of Law No. 11,727 of June 24, 2008, filed on June 26, 2008 by the National Confederation of the Financial System (CONSIF), deferred tax assets were recorded up to the amount added to the Tax Liabilities, while the amount of R$ 745,301 is unrecorded (R$ 1,343,737 at 06/30/2011).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	153

c) Tax and social security contributions

	6/30/2012	6/30/2011
Taxes and contributions on income payable	2,713,675	2,310,931
Taxes and contributions payable	1,071,035	1,171,512
Provision for deferred income tax and social contribution (Note 14b II)	9,494,634	10,168,114
Legal liabilities – tax and social security (Note 12b)	6,902,855	5,635,186
Total	20,182,199	19,285,743

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 963,203 (R$ 738,907 at 06/30/2011) and is basically comprised of Legal Liabilities - Tax and Social Security of R$ 901,435 (R$ 633,739 at 06/30/2011), whose nature refers to PIS and COFINS – Revenue x Gross Revenue. We request either the levy of taxes only on the revenue understood as income from sale of assets and services or the levy of PIS Repique (calculated on income tax payable) (at 5% of income tax due), in lieu of the levy on total revenues recorded, by alleging the unconstitutionality of paragraph 1 of article 3 of Law No. 9,718/98.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	154

d) Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the Company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	6/30/2012	6/30/2011
Taxes paid or provided for	8,500,655	7,875,483
Taxes withheld and collected from third parties	6,639,840	5,907,572
Total	15,140,495	13,783,055

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	155

NOTE 15 – PERMANENT ASSETS

a) Investments

I - Change of investments

Companies		Balances at 12/31/2011	Amortization of goodwill	Dividends paid/provided for (1)	Equity in earnings of subsidiaries (2)	Adjustments in marketable securities of subsidiaries and Other	Balances at 06/30/2012	Balances at 06/30/2011	Equity in earnings of subsidiaries from 01/01 to 06/30/2011
Domestic		53,724,893	(3,168)	(6,400,575)	3,810,264	681,055	51,812,469	51,326,254	4,746,938
Itaú Unibanco S.A.	(3 a)(4a)(5a)(6)(7a)	45,004,168	(3,168)	(3,994,870)	1,421,185	646,372	43,073,687	43,847,779	2,973,957
Banco Itaú BBA S.A.	(5 b)	6,768,322	-	(1,645,000)	927,721	34,096	6,085,139	4,562,571	614,225
Banco Itaucard S.A.	(4 b)(5c)(8)	1,211,086	-	(760,604)	1,234,948	579	1,686,009	1,107,291	860,825
Itaú Corretora de Valores S. A.	(8)	693,193	-	-	224,964	8	918,165	517,006	44,965
Itaú-BBA Participações S.A.		48,124	-	(101)	1,446	-	49,469	1,291,607	165,312
Itauseg Participações S.A.	(9)	-	-	-	-	-	-	-	87,654
Foreign		2,583,601	(25,705)	-	348,964	(5,018)	2,901,842	2,161,471	8,032
Itaú Chile Holding, INC.	(3 b)	2,175,208	(22,621)	-	234,109	(4,329)	2,382,367	1,823,618	2,568
Banco Itaú Uruguay S.A.	(3 c)(7b)	269,922	(2,356)	-	80,272	(689)	347,149	217,259	(6,207)
OCA S.A.	(3 d)	98,484	(626)	-	30,549	-	128,407	86,735	12,177
OCA Casa Financiera S.A.	(3 e)	37,343	(91)	-	4,019	-	41,271	31,549	(528)
ACO Ltda.	(3 f)	2,644	(11)	-	15	-	2,648	2,310	22
GRAND TOTAL		56,308,494	(28,873)	(6,400,575)	4,159,228	676,037	54,714,311	53,487,725	4,754,970

 (1) Dividends approved and not paid are recorded as Dividends receivable;

(2) At June 30, 2012, includes foreign exchange variation in the amount of R$ 154,229;

(3) At June 30, 2012, includes goodwill in the amounts of: (a) R$ 40,126; (b) R$ 203,586; (c) R$ 21,204; (d) R$ 5,635; (e) R$ 818; (f) R$ 95;

(4) At June 30, 2012, includes Adjustments of unrealized results in the results of operations and in investments, respectively, in the amounts of: (a) R$ 913 and R$ (5,532); (b) R$ 14,978 and R$ (38,331);

(5) At June 30, 2012, includes adjustments to standardize procedures under the scope of the investor in the results of operations and investments, respectively, in the amounts of: (a) R$ (3,160) and R$ (5,649); (b) R$ 5,998 and R$ (57,471); and

(c) R$ 225,412 and R$ 364,657;

(6) At June 30, 2012, includes installment of dividends provided for in the amount of R$ 49,145;

(7) At June 30, 2012, equity in earnings of subsidiaries reflects equity in other variations of the stockholders’ equity of the subsidiary in the amount of: (a) R$ 1,585 and (b) R$ (4);

(8) The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends;

(9) Investment sold to Banco Itaucard S.A. at April 11, 2011.

			Net income	Number of shares/quotas owned by ITAÚ UNIBANCO			Equity share in	Equity share in capital
Companies	Capital	Stockholders’ equity	for the period	Common	Preferred	Quotas	voting capital (%)	(%)
Domestic
Itaú Unibanco S.A.	39,676,320	42,995,597	1,421,847	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaú BBA S.A.	4,224,086	6,142,611	921,723	5,284,526	5,284,526	-	99.99	99.99
Banco Itaucard S.A.	15,553,776	17,569,354	1,099,888	3,592,433,657	1,277,933,118	-	1.51	2.04
Itaú Corretora de Valores S. A.	1,046,841	2,107,442	249,000	-	811,503	-	-	1.94
Itaú-BBA Participações S.A.	25,196	49,469	1,446	12,953	25,906	-	100.00	100.00
Foreign							-	-
Itaú Chile Holding, INC.	1,919,906	2,178,781	74,019	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	153,910	325,945	84,113	1,639,430,739	-	-	100.00	100.00
OCA S.A.	14,102	122,772	32,028	1,502,176,740	-	-	100.00	100.00
OCA Casa Financiera S.A.	18,200	40,453	4,539	646	-	-	100.00	100.00
ACO Ltda.	12	2,572	39	-	-	131	99.24	99.24

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	156

II - Composition of investments

	06/30/2012	06/30/2011
Investment in affiliates	2,346,074	1,858,411
Domestic	2,345,149	1,428,109
Serasa S.A.	271,952	266,181
Porto Seguro Itaú Unibanco Participações S.A. (1)	1,213,400	1,121,598
Tecnologia Bancária S.A.(1)	42,123	40,247
BSF Holding S.A . (Note 2a)	817,596	-
Other	78	83
Foreign	925	430,302
Banco BPI, S.A. (BPI) (Note 13j)	-	429,864
Other	925	438
Other investments	1,127,251	1,301,373
Investments through tax incentives	169,228	160,575
Equity securities	11,800	10,837
Shares and quotas	281,601	383,695
Interest in Instituto de Resseguros do Brasil - IRB	227,170	227,170
Other	437,452	519,096
(Allowance for loan losses)	(207,899)	(185,413)
Total	3,265,426	2,974,371

(1) For the purpose of accounting for participation in earnings, the position at 05/31/2012 was used, as provided in Circular Letter nº 1,963 of 05/23/1991, of BACEN;

 III - Equity in earnings of affiliates and other investments

	01/01 to 06/30/2012	01/01 to 06/30/2011
Investment in affiliates – Domestic	115,740	97,197
Investment in affiliates – Foreign (Note 15 to II)	(101,489)	(210,193)
Dividends received from other investments	69,711	70,700
Other	(3,609)	(773)
Total	80,353	(43,069)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	157

 b) Fixed assets, goodwill and intangible assets

I)	Fixed assets

			CHANGES
	Annual depreciation/ amortization rates (%)	Balance at 12/31/2011	Acquisitions	Depreciation and amortization expenses	Impairment	Disposals	Exchange variation	Other	Balance at 06/30/2012	Balance at 06/30/2011
REAL ESTATE IN USE (1)
REAL ESTATE IN USE (2)(3)		1,869,778	113,403	(42,102)	-	(172,866)	1,043	(42,846)	1,726,410	1,710,650
Land		1,113,371	41,677	-	-	(166,911)	527	(17,922)	970,742	961,982
Buildings		756,407	71,726	(42,102)	-	(5,955)	516	(24,924)	755,668	748,668
Cost		2,339,809	71,726	-	-	(7,508)	1,383	(74,616)	2,330,794	2,288,291
Accumulated depreciation	4	(1,583,402)	-	(42,102)	-	1,553	(867)	49,692	(1,575,126)	(1,539,623)
OTHER FIXED ASSETS (3)		3,417,220	762,232	(627,284)	10,258	(32,216)	27,144	(7,030)	3,550,324	3,070,715
Improvements		637,610	111,268	(129,004)	-	(57)	18,756	17,719	656,292	616,788
Cost		1,238,789	111,268	-	-	(124,146)	20,470	17,373	1,263,754	1,138,766
Accumulated depreciation	10	(601,179)	-	(129,004)	-	124,089	(1,714)	346	(607,462)	(521,978)
Installations		390,904	113,505	(32,038)	-	(21)	5,414	(13,541)	464,223	322,612
Cost		937,332	113,505	-	-	(7,276)	3,588	(16,588)	1,030,561	850,365
Accumulated depreciation	10 to 20	(546,428)	-	(32,038)	-	7,255	1,826	3,047	(566,338)	(527,753)
Furniture and equipment		487,065	59,077	(36,252)	11,035	(18,577)	(1,107)	(8,527)	492,714	435,314
Cost		848,022	59,077	-	11,035	(22,134)	(2,564)	(6,375)	887,061	865,874
Accumulated depreciation	10 to 20	(360,957)	-	(36,252)	-	3,557	1,457	(2,152)	(394,347)	(430,560)
EDP systems (4)		1,644,858	462,754	(400,869)	-	(12,343)	3,947	(6,260)	1,692,087	1,476,351
Cost		4,988,233	462,754	-	-	(147,158)	(5,766)	(10,041)	5,288,022	4,835,578
Accumulated depreciation	20 to 50	(3,343,375)	-	(400,869)	-	134,815	9,713	3,781	(3,595,935)	(3,359,227)
Other (communication, security and transportation)		256,783	15,628	(29,121)	(777)	(1,218)	134	3,579	245,008	219,650
Cost		549,504	15,628	-	(777)	(3,091)	37	3,415	564,716	533,677
Accumulated depreciation	10 to 20	(292,721)	-	(29,121)	-	1,873	97	164	(319,708)	(314,027)
TOTAL REAL ESTATE IN USE		5,286,998	875,635	(669,386)	10,258	(205,082)	28,187	(49,876)	5,276,734	4,781,365
Cost		12,015,060	875,635	-	10,258	(478,224)	17,675	(104,754)	12,335,650	11,474,533
Accumulated depreciation		(6,728,062)	-	(669,386)	-	273,142	10,512	54,878	(7,058,916)	(6,693,168)

 (1) There are no contractual commitments for purchase of new fixed assets;

(2) Includes amounts pledged in guarantee of voluntary deposits (Nota 12b);

(3) Includes the amount of R$ 2,132 related to attached real estate; fixed assets under construction in the amount of R$ 172,843, consisting of R$ 100,013 in real estate in use; R$ 43,072 in improvements, and R$ 29,758 in equipment;

(4) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance lease. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria usually adopted for own assets. These contracts amount to R$ 237,666 at 06/30/ 2012.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	158

II) Goodwill

			CHANGES
	Amortization period	Balance at 12/31/2011	Acquisitions	Amortization expenses	Exchange Variation	Other	Balance at 06/30/2012	Balance at 06/30/2011
GOODWILL (Notes 2b and 4j) (*)	10 years	95,691	6,325	(12,867)	3,876	-	93,025	67,617

(*) At August 1, 2011, ITAÚ UNIBANCO HOLDING acquired 50% plus 1 share of capital of MCC Securities Inc (Cayman Islands) for R$ 50,748, of which R$ 48,415 for the equity interest and R$ 2,333 for the exclusivity right to act on the sale of MCC Securities business. The transaction gave rise to a goodwill of R$ 52,169 and this interest was proportionally consolidated in the financial statements of ITAÚ UNIBANCO HOLDING.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	159

III) Intangible assets

			CHANGES
	Annual depreciation/ amortization rates (%) (2)	Balance at 12/31/2011	Acquisitions	Depreciation and amortization expenses (3)	Impairment (5)	Disposals	Exchange variation	Other	Balance at 06/30/2012	Balance at 06/30/2011
INTANGIBLE ASSETS (1)
RIGHTS FOR ACQUISITION OF PAYROLL (4)		751,448	150,654	(190,730)	-	(369)	-	-	711,003	877,837
Cost		1,647,548	150,654	-	-	(93,838)	-	7,510	1,711,874	2,388,708
Accumulated amortization	Up to 9	(896,100)	-	(190,730)	-	93,469	-	(7,510)	(1,000,871)	(1,510,871)
OTHER INTANGIBLE ASSETS		3,058,364	646,012	(231,807)	(3,731)	(298)	20,654	9,770	3,498,964	2,245,911
Association for the promotion and offer of financial products and services		1,280,818	12,000	(68,350)	(3,731)	(261)	5,473	2,019	1,227,968	1,081,003
Cost		1,391,335	12,000	-	(3,731)	(35,971)	6,045	3,609	1,373,287	1,165,218
Accumulated amortization	Up to 5	(110,517)	-	(68,350)	-	35,710	(572)	(1,590)	(145,319)	(84,215)
Expenditures on acquisition of software		1,338,634	634,012	(122,624)	-	(33)	4,989	7,751	1,862,729	743,070
Cost		1,871,619	634,012	-	-	(112,756)	12,902	47,482	2,453,259	1,273,930
Accumulated amortization	20	(532,985)	-	(122,624)	-	112,723	(7,913)	(39,731)	(590,530)	(530,860)
Other intangible assets		438,912	-	(40,833)	-	(4)	10,192	-	408,267	421,838
Cost		613,832	-	-	-	(57)	22,061	-	635,836	546,873
Accumulated amortization	10 to 20	(174,920)	-	(40,833)	-	53	(11,869)	-	(227,569)	(125,035)
TOTAL INTANGIBLE ASSETS		3,809,812	796,666	(422,537)	(3,731)	(667)	20,654	9,770	4,209,967	3,123,748
Cost		5,524,334	796,666	-	(3,731)	(242,622)	41,008	58,601	6,174,256	5,374,729
Accumulated amortization		(1,714,522)	-	(422,537)	-	241,955	(20,354)	(48,831)	(1,964,289)	(2,250,981)

(1) There are no contractual commitments for purchase of new intangible assets;
(2) All intangible assets have defined useful lives, except for goodwill on acquisition;
(3) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.
(4) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits;
(5) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	160

NOTE 16 – STOCKHOLDERS’ EQUITY

a)	Shares

Capital comprises 4,570,936,100 book-entry shares with no par value, of which 2,289,286,400 are common and 2,281,649,700 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 45,000,000 (R$ 45,000,000 at 06/30/2011), of which R$ 31,598,872 (R$ 31,689,731 at 06/30/2011) refers to stockholders domiciled in the country and R$ 13,401,128 (R$ 13,310,269 at 06/30/2011) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	NUMBER
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2010	2,286,135,621	918,287,035	3,204,422,656
Residents abroad at 12/31/2010	3,150,854	1,363,362,709	1,366,513,563
Shares of capital stock at 12/31/2010	2,289,286,475	2,281,649,744	4,570,936,219
Cancellation of Shares – ESM of 04/25/2011 – Approved at 08/22/2011	(75)	(44)	(119)
Shares of capital stock at 12/31/2011 and 06/30/2012	2,289,286,400	2,281,649,700	4,570,936,100
Residents in Brazil at 06/30/2012	2,282,303,961	927,394,316	3,209,698,277
Residents abroad at 06/30/2012	6,982,439	1,354,255,384	1,361,237,823
Treasury shares at 12/31/2011 (*)	2,100	57,293,971	57,296,071	(1,663,562)
Purchase of treasury shares	-	3,500,000	3,500,000	(99,045)
Exercised – Granting of stock options	-	(4,773,109)	(4,773,109)	111,314
Disposals – Stock option plan	-	(2,725,760)	(2,725,760)	106,416
Treasury shares at 06/30/2012 (*)	2,100	53,295,102	53,297,202	(1,544,877)
Outstanding shares at 06/30/2012	2,289,284,300	2,228,354,598	4,517,638,898
Outstanding shares at 06/30/2011	2,289,284,273	2,245,384,854	4,534,669,127

(*)	Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

We detail below the average cost of treasury shares and their market price at June 30, 2012:

Cost/Market value	Common	Preferred
Minimum	-	27.25
Weighted average	-	28.30
Maximum	-	28.99
Treasury shares
Average cost	9.65	28.99
Market value	25.41	28.29

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	161

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.012 per share, and beginning with the payment made in April 2012, it was increased by 25% to R$ 0.015 per share, in accordance with the Board of Directors’ meeting of February 6, 2012.

I - Calculation

Net income	5,472,036
Adjustments:
(-) Legal reserve	(273,602)
Dividend calculation basis	5,198,434
Mandatory dividend	1,299,609
Dividend – paid/provided for	1,444,686	27.8%

II – Payments/Provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	311,708	-	311,708
Dividends - 2 monthly installments of R$ 0.012 per share paid from February to March 2012	108,332	-	108,332
Dividends - 3 monthly installments of R$ 0.015 per share paid from April to June 2012	203,376	-	203,376

Declared up to June 30, 2012 (Recorded in Other Liabilities – Social and Statutory)	1,150,276	(162,376)	987,900
Dividends - 1 monthly installment of R$ 0.015 per share paid on 07/02/2012	67,764	-	67,764
Interest on capital - R$ 0,2396 per share	1,082,512	(162,376)	920,136

Declared after June 30, 2012 (Recorded in Revenue Reserves – Unrealized profits) (*)	170,680	(25,602)	145,078
Interest on capital - R$ 0,0378 per share	170,680	(25,602)	145,078

Total from 01/01 to 06/30/2012 - R$ 0.3198 net per share	1,632,664	(187,978)	1,444,686
Total from 01/01 to 06/30/2011 - R$ 0.3020 net per share	1,554,351	(184,065)	1,370,286

 (*) In compliance with BACEN Circular Letter nº 3.516, of july 21, 2011.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	162

c)	Capital and revenue reserves

	6/30/2012	6/30/2011
CAPITAL RESERVES	775,402	619,298
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638 and Share-based instruments	490,785	334,681
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
REVENUE RESERVES	36,647,057	29,946,904
Legal	4,121,628	3,541,997
Statutory:	32,354,749	26,404,907
Dividends equalization (1)	9,541,775	7,903,045
Working capital increase (2)	9,851,808	8,084,973
Increase in capital of investees (3)	12,961,166	10,416,889
Unrealized profits	170,680	-

(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation;
(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations;
(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees;

d)	Reconciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 06/30/2012	01/01 to 06/30/2011	6/30/2012	6/30/2011
ITAÚ UNIBANCO HOLDING	5,472,036	5,769,625	81,413,586	74,486,158
Amortization of goodwill	1,257,819	1,362,883	(5,777,999)	(8,403,362)
ITAÚ UNIBANCO HOLDING CONSOLIDATED	6,729,855	7,132,508	75,635,587	66,082,796

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	163

e)	Minority interest in subsidiaries

	Stockholders’ equity		Results
	6/30/2012	6/30/2011	01/01 to 06/30/2012	01/01 to 06/30/2011
Unibanco Participações Societárias S.A. (1)	-	1,234,866	-	(44,489)
Itau Bank, Ltd. (2)	798,525	616,299	-	-
Redecard S.A.	802,567	683,206	(381,315)	(302,220)
Biu Participações S.A.	113,125	113,680	(9,466)	(10,881)
Itaú Gestão de Ativos S.A.	64,127	60,701	(982)	(590)
Biogeração de Energia S.A.	9,993	24,187	(2,462)	889
Investimentos Bemge S.A.	19,296	18,075	(558)	(591)
Other	9,665	10,743	(2,520)	(2,690)
Total	1,817,298	2,761,757	(397,303)	(360,572)

(1)	On July 28, 2011, Dibens Leasing S.A. Arrendamento Mercantil, subsidiary of ITAÚ UNIBANCO HOLDING acquired minority interest in subsidiaries of Unibanco Participações Societárias for the amount of R$ 1,226,847.

(2)	Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072, with maturity on June 30, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	164

f)	Stock Option Plan

I – Purpose and Guidelines of the Plan

The ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or partner options, personal, not pledgeable or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the Programs

II.I – Simple Options

Prior Programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the committee. Options are no longer granted under this model.

Post-Merger Program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or, alternatively, subject to the positive or negative adjustment of up to 20%. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

II.II – Partners Plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partners Options or share-based instruments is from 1 to 7 years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partners Options should be held, without any liens or encumbrances, for periods from 5 to 8 years, counted from the date of acquisition of own shares.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	165

The weighted average fair value of the Share-Based Instruments at the granting date was estimated for the shares purchased in the period ended June 30, 2012 – R$ 36.00 per share (at June 30, 2011 - R$ 37.00 per share).

The fair value of the Share-Based Instruments is the market price quoted at the granting date for preferred shares of ITAÚ UNIBANCO HOLDING less the cash price paid by the beneficiaries. Amount received for the purchase of Share-Based Instruments for the period ended June 30, 2012 - R$ 50,361 (at June 30, 2011 - R$ 48,489).

Summary of Changes in the Plan

				Restated	Exercised options		Number of shares
Granting		Vesting period	Exercise	exercise	Weighted average	Weighted average	Prior balance			Forfeited (*) /	To be exercised	To be exercised
No.	Date	until	until	price (R$ 1)	exercise price	market price	12/31/2011	Granted	Exercised	Cancelled	at 06/30/2012	at 06/30/2011

Simple Options
11th	02/21/2005	12/31/2009	12/31/2012	19.40	19.00	33.92	937,275	-	(333,375)	-	603,900	1,515,475
11th	08/06/2007	12/31/2009	12/31/2012	19.40	-	-	11,357	-	-	-	11,357	11,357
12th	02/21/2006	12/31/2010	12/31/2013	28.86	28.22	37.08	6,854,365	-	(1,894,985)	-	4,959,380	7,086,525
12th	08/06/2007	12/31/2010	12/31/2013	28.86	-	-	15,867	-	-	-	15,867	15,867
16th	08/10/2009	12/31/2010	12/31/2014	32.81	-	-	874,167	-	-	-	874,167	874,167
34th	03/21/2007	03/21/2011	03/20/2012	37.81	-	-	75,901	-	-	(75,901)	-	75,901
35th	03/22/2007	03/22/2011	03/21/2012	37.76	-	-	29,518	-	-	(29,518)	-	29,518
36th	05/14/2008	05/14/2011	05/13/2012	46.72	-	-	25,301	-	-	(25,301)	-	25,301
30th	07/04/2006	07/04/2011	07/03/2012	29.96	-	-	52,707	-	-	-	52,707	52,707
33rd	08/30/2006	08/30/2011	08/29/2012	33.18	32.70	38.42	21,083	-	(21,083)	-	-	21,083
13th	02/14/2007	12/31/2011	12/31/2014	36.74	35.91	38.32	7,732,975	-	(344,650)	(1,048,200)	6,340,125	7,933,175
13th	08/06/2007	12/31/2011	12/31/2014	36.74	-	-	30,649	-	-	-	30,649	30,649
13th	10/28/2009	12/31/2011	12/31/2014	36.74	-	-	45,954	-	-	-	45,954	45,954
34th	03/21/2007	03/21/2012	03/20/2013	37.81	-	-	75,901	-	-	-	75,901	75,901
35th	03/22/2007	03/22/2012	03/21/2013	37.76	-	-	29,514	-	-	-	29,514	29,514
36th	05/14/2008	05/14/2012	05/13/2013	46.98	-	-	25,300	-	-	-	25,300	25,300
Total options to be exercised					28.09	36.85	16,837,834	-	(2,594,093)	(1,178,920)	13,064,821	17,848,394
17th	09/23/2009	09/23/2012	12/31/2014	37.91	-	-	29,551	-	-	-	29,551	29,551
14th	02/11/2008	12/31/2012	12/31/2015	42.36	-	-	9,266,066	-	-	(1,963,220)	7,302,846	9,418,828
14th	05/05/2008	12/31/2012	12/31/2015	42.36	-	-	20,625	-	-	-	20,625	20,625
14th	10/28/2009	12/31/2012	12/31/2015	42.36	-	-	45,954	-	-	-	45,954	45,954
36th	05/14/2008	05/14/2013	05/13/2014	46.98	-	-	25,300	-	-	-	25,300	25,300
15th	03/03/2009	12/31/2013	12/31/2016	27.70	27.10	35.23	14,114,940	-	(1,418,080)	-	12,696,860	14,888,990
15th	10/28/2009	12/31/2013	12/31/2016	27.70	-	-	45,954	-	-	-	45,954	45,954
18th	04/17/2010	12/31/2014	12/31/2017	45.00	-	-	6,052,223	-	-	(33,005)	6,019,218	6,052,223
18th	05/11/2010	12/31/2014	12/31/2017	45.00	-	-	1,163,919	-	-	(29,548)	1,134,371	1,194,258
37th	04/19/2011	12/31/2015	12/31/2018	43.96	-	-	9,769,432	-	-	(85,298)	9,684,134	9,863,110
37th	01/13/2012	12/31/2015	12/31/2018	43.96	-	-	-	15,383	-	-	15,383	-
38th	01/13/2012	12/31/2016	12/31/2019	32.88	-	-	-	15,097	-	-	15,097	-
38th	04/27/2012	12/31/2016	12/31/2019	32.88	-	-	-	10,373,657	-	(19,186.00)	10,354,471	-
Total options outstanding					27.10	35.23	40,533,964	10,404,137	(1,418,080)	(2,130,257)	47,389,764	41,584,793
Total simple options					27.74	36.28	57,371,798	10,404,137	(4,012,173)	(3,309,177)	60,454,585	59,433,187

Partners Options
4th	03/03/2008	03/03/2011	-	-	-	-	39,906	-	-	(39,906)	-	39,906
5th	09/03/2008	09/03/2011	-	-	-	-	46,710	-	-	(46,710)	-	478,937
6th	03/06/2009	03/06/2012	-	-	-	35.90	719,023	-	(681,490)	(37,533)	-	719,023
7th	06/19/2009	03/06/2012	-	-	-	35.90	79,446	-	(79,446)	-	-	79,446
Total options to be exercised						35.90	885,085	-	(760,936)	(124,149)	-	1,317,312
1st	09/03/2007	09/03/2012	-	-	-	-	309,508	-	-	-	309,508	316,604
3rd	02/29/2008	09/03/2012	-	-	-	-	33,474	-	-	-	33,474	33,474
4th	03/03/2008	03/03/2013	-	-	-	-	388,432	-	-	-	388,432	399,914
8th	08/17/2010	08/16/2013	-	-	-	-	339,632	-	-	-	339,632	343,433
9th	08/30/2010	08/16/2013	-	-	-	-	329,711	-	-	(5,285)	324,426	329,711
11th	09/30/2010	08/16/2013	-	-	-	-	17,717	-	-	-	17,717	17,717
5th	09/03/2008	09/03/2013	-	-	-	-	449,442	-	-	(2,929)	446,513	467,871
10th	09/30/2010	09/29/2013	-	-	-	-	1,862,409	-	-	(38,519)	1,823,890	1,879,978
17th	06/14/2012	02/27/2014	-	-	-	-	-	7,791	-	-	7,791	-
12th	02/28/2011	02/28/2014	-	-	-	-	1,558,584	-	-	(21,802)	1,536,782	1,575,420
6th	03/06/2009	03/06/2014	-	-	-	-	704,604	-	-	(2,374)	702,230	704,604
7th	06/19/2009	03/06/2014	-	-	-	-	79,445	-	-	-	79,445	79,445
14th	11/04/2011	08/18/2014	-	-	-	-	509	-	-	-	509	-
17th	06/14/2012	08/18/2014	-	-	-	-	-	2,527	-	-	2,527	-
13th	08/19/2011	08/19/2014	-	-	-	-	706,397	-	-	(18,476)	687,921	-
17th	06/14/2012	02/23/2015	-	-	-	-	-	8,187	-	-	8,187	-
15th	02/24/2012	02/24/2015	-	-	-	-	-	1,583,044	-	(2,843)	1,580,201	-
16th	02/24/2012	02/24/2015	-	-	-	-	-	69,156	-	(4,673)	64,483	-
8th	08/17/2010	08/16/2015	-	-	-	-	338,923	-	-	-	338,923	343,393
9th	08/30/2010	08/16/2015	-	-	-	-	329,152	-	-	(5,464)	323,688	329,152
11th	09/30/2010	08/16/2015	-	-	-	-	17,712	-	-	-	17,712	17,712
10th	09/30/2010	09/29/2015	-	-	-	-	1,858,518	-	-	(39,030)	1,819,488	1,878,790
17th	06/14/2012	02/27/2016	-	-	-	-	-	7,790	-	-	7,790	-
12th	02/28/2011	02/28/2016	-	-	-	-	1,557,215	-	-	(22,010)	1,535,205	1,575,137
14th	11/04/2011	08/18/2016	-	-	-	-	508	-	-	-	508	-
17th	06/14/2012	08/18/2016	-	-	-	-	-	2,527	-	-	2,527	-
13th	08/19/2011	08/19/2016	-	-	-	-	706,338	-	-	(16,780)	689,558	-
17th	06/14/2012	02/23/2017	-	-	-	-	-	8,186	-	-	8,186	-
15th	02/24/2012	02/24/2017	-	-	-	-	-	1,582,979	-	(2,843)	1,580,136	-
16th	02/24/2012	02/24/2017	-	-	-	-	-	69,151	-	(4,751)	64,400	-
Total options outstanding					-	-	11,588,230	3,341,338	-	(187,779)	14,741,789	10,292,355
Total Partners Options					-	35.90	12,473,315	3,341,338	(760,936)	(311,928)	14,741,789	11,609,667

TOTAL SIMPLE/PARTNERS OPTIONS					27.74	36.22	69,845,113	13,745,475	(4,773,109)	(3,621,105)	75,196,374	71,042,854
(*) Refers to the non exercise due to the beneficiary’s option.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	166

Summary of Changes in the Share-Based Instruments

No.	Vesting period		Prior balance 12/31/2011	New	Converted into shares	Cancelled	Balance at 06/30/2012
1st	08/17/2010	08/16/2012	110,588	-	-	-	110,588
1st	08/17/2010	08/16/2013	110,577	-	-	-	110,577
1st	08/30/2010	08/16/2012	10,216	-	-	-	10,216
1st	08/30/2010	08/16/2013	10,212	-	-	-	10,212
1st	09/30/2010	08/16/2012	3,971	-	-	-	3,971
1st	09/30/2010	08/16/2013	3,970	-	-	-	3,970
2nd	09/30/2010	09/29/2012	424,163	-	(5,533)	(11,834)	406,796
2nd	09/30/2010	09/29/2013	424,154	-	-	(11,834)	412,320
3rd	02/28/2011	02/27/2011	444,040	-	(444,040)	-	-
3rd	02/28/2011	02/27/2012	444,030	-	-	(8,679)	435,351
3rd	02/28/2011	02/27/2013	444,020	-	-	(8,678)	435,342
4th	02/24/2012	02/24/2013	-	468,852	-	(4,671)	464,181
4th	02/24/2012	02/24/2014	-	468,836	-	(4,671)	464,165
4th	02/24/2012	02/24/2015	-	468,821	-	(4,671)	464,150
Total			2,429,941	1,406,509	(449,573)	(55,038)	3,331,839

No.	Vesting period		Balance at 12/31/2010	New	Converted into shares	Cancelled	Balance at 06/30/2011
1st	08/17/2010	08/16/2011	114,980	-	-	-	114,980
1st	08/17/2010	08/16/2012	114,969	-	-	-	114,969
1st	08/17/2010	08/16/2013	114,958	-	-	-	114,958
1st	08/30/2010	08/16/2011	10,221	-	-	-	10,221
1st	08/30/2010	08/16/2012	10,216	-	-	-	10,216
1st	08/30/2010	08/16/2013	10,212	-	-	-	10,212
1st	09/30/2010	08/16/2011	3,972	-	-	-	3,972
1st	09/30/2010	08/16/2012	3,971	-	-	-	3,971
1st	09/30/2010	08/16/2013	3,970	-	-	-	3,970
2nd	09/30/2010	09/29/2011	424,172	-	-	-	424,172
2nd	09/30/2010	09/29/2012	424,163	-	-	-	424,163
2nd	09/30/2010	09/29/2013	424,154	-	-	-	424,154
3rd	02/28/2011	02/27/2011	-	444,040	-	-	444,040
3rd	02/28/2011	02/27/2012	-	444,030	-	-	444,030
3rd	02/28/2011	02/27/2013	-	444,020	-	-	444,020
Total			1,659,958	1,332,090	-	-	2,992,048

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	167

III – Fair Value and Economic Assumptions for Cost Recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for Simple Options and the Black & Scholes method for Partners Options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

Granting		Vesting period	Exercise	Price of underlying	Fair	Expected	Risk-free	Expected
No.	Date	until	period until	asset	value	dividends	interest rate	volatility

Simple Options
37th	01/13/2012	12/31/2015	12/31/2018	35.50	11.06	2.97%	5.25%	30.32%
38th	01/13/2012	12/31/2016	12/31/2019	35.50	11.57	2.97%	5.25%	30.32%
38th	04/27/2012	12/31/2016	12/31/2019	29.70	11.57	3.07%	3.91%	29.93%

Partners Options (*)
15th	02/24/2012	02/24/2015	-	36.00	32.94	2.97%	-	-
15th	02/24/2012	02/24/2017	-	36.00	31.04	2.97%	-	-
16th	02/24/2012	02/24/2015	-	36.00	32.94	2.97%	-	-
16th	02/24/2012	02/24/2017	-	36.00	31.04	2.97%	-	-
17th	06/14/2012	08/18/2014	-	29.57	27.66	3.07%	-	-
17th	06/14/2012	02/27/2014	-	29.57	28.05	3.07%	-	-
17th	06/14/2012	02/23/2015	-	29.57	27.22	3.07%	-	-
17th	06/14/2012	08/18/2016	-	29.57	26.01	3.07%	-	-
17th	06/14/2012	02/27/2016	-	29.57	26.39	3.07%	-	-
17th	06/14/2012	02/23/2017	-	29.57	25.59	3.07%	-	-

 (*) The fair value of option is measured based on the fair value of Itaú Unibanco share at the granting date.

IV - Accounting Effects Arising from Options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to June 30, 2012 was R$ (88,214) (R$ (80,112) from January 1 to June 30, 2011), as contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16 c).

In the Stockholders’ Equity, the effect was as follows:

	6/30/2012	6/30/2011
Amount received for the sale of shares – exercised options	193,673	154,669
(-) Cost of treasury shares sold	(217,730)	(138,568)
(+) Write-off of cost recognized of exercised options	86,991	55,548
Effect on sale (*)	62,934	71,649

 (*) Recorded in revenue reserves.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	168

NOTE 17 – RELATED PARTIES

a)	Transactions between related parties are disclosed in compliance with CVM Resolution No. 642, of October 7, 2010, and CMN Resolution No. 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;.

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaubanco, FUNBEP – Fundo de Pensão Multipatrocinado, Caixa de Previdência dos Funcionários do BEG (PREBEG), Fundação Bemgeprev, Itaubank Sociedade de Previdência Privada, UBB – Prev Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end private pension entities that administer supplementary retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube “A”, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., SERASA S.A. and BSF Holding S.A..

Additionally, there are operations with jointly controlled entities, particularly Banco Investcred Unibanco S.A., Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento, Luizacred S.A. Soc. Créd. Financiamento Investimento, FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento, FIC Promotora de Vendas Ltda. and Ponto Frio Leasing S.A. Arrendamento Mercantil.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	169

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	ASSETS/(LIABILITIES)		REVENUE/(EXPENSE)			ASSETS/(LIABILITIES)		REVENUE/(EXPENSES)
	06/30/2012	06/30/2011	01/01 to 06/30/2012	01/01 to 06/30/2011	Annual rate	06/30/2012	06/30/2011	01/01 to 06/30/2012	01/01 to 06/30/2011
Interbank investments	32,906,954	25,628,076	1,324,870	877,312		1,778,573	1,737,534	83,030	88,104
Itaú Unibanco S.A.	32,906,954	25,628,076	1,324,870	877,312		-	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-	103% of CDI 9.11% to 13.79% pre-fixed average 11.06% pre-fixed	573,012	490,880	28,185	25,056
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-	103% of CDI 9.11% to 13.25% pre-fixed average 9.33% pre-fixed	186,989	334,748	8,220	15,646
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-	103% of CDI 12.07% to 12.12% pre-fixed average 12,07% pre-fixed	1,018,572	911,761	46,625	47,394
Other	-	-	-	-		-	145	-	8
Derivative financial instruments	-	-	-	(312)		-	-	-	-
Itaú Unibanco S.A.	-	-	-	(312)		-	-	-	-
Deposits	(5,056,765)	(4,012,223)	(224,322)	(188,615)		(2,274)	(6,578)	(1,840)	(569)
Itaú Unibanco S.A.	(5,056,765)	(4,012,223)	(224,322)	(188,615)		-	-	-	-
Duratex S.A.	-	-	-	-		(2,024)	-	(1,321)	-
Elekeiroz S.A.	-	-	-	-		-	-	(247)	-
Porto Seguro S.A.	-	-	-	-		-	-	(8)	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	-	(186)	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-		(250)	-	(70)	-
Ponto Frio Leasing S.A. Arrendamento Mercantil	-	-	-	-		-	(5,266)	-	(557)
Banco Investcred Unibanco S.A.	-	-	-	-		-	(1,312)	(1)	(12)
Other	-	-	-	-		-	-	(7)	-
Securities sold under repurchase agreements	-	-	-	-		(100,969)	(97,256)	(5,970)	(5,244)
Itaúsa Empreendimentos S.A.	-	-	-	-		-	(56,648)	-	-
Duratex S.A.	-	-	-	-		-	(5,585)	(517)	(1,004)
Elekeiroz S.A.	-	-	-	-		-	-	(279)	(1,317)
Itautec S.A.	-	-	-	-		-	(9,856)	-	-
FIC Promotora de Venda Ltda.	-	-	-	-	100% of SELIC	(13,740)	(8,251)	(448)	(364)
Facilita Promotora S.A.	-	-	-	-	100% of SELIC	(491)	(6,515)	(96)	(302)
Olimpia Promoção e Serviços S.A.	-	-	-	-	100% of SELIC	(1,519)	(3,349)	(60)	(265)
Banco Investcred Unibanco S.A.	-	-	-	-	8.39% p.a. pre-fixed	(18,500)	(7,052)	(899)	(675)
Maxfácil Participações S.A	-	-	-	-	100% of SELIC	(66,719)	-	(2,966)	-
Other	-	-	-	-		-	-	(705)	(1,309)
Amounts receivable from (payable to) related companies	(233)	(3,925)	-	-		(117,567)	(63,150)	-	-
Itaú Unibanco S.A.	-	(3,557)	-	-		-	-	-	-
Itaú Corretora de Valores S. A.	(233)	(368)	-	-		-	-	-	-
Itaúsa Investimentos Itaú S.A.	-	-	-	-		158	67,081	-	-
Porto Seguro S.A.	-	-	-	-		6,563	(927)	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		4,228	(2,016)	-	-
FIC Promotora de Venda Ltda.	-	-	-	-		-	-	-	-
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-		(1,419)	(740)	-	-
Facilita Promotora S.A.	-	-	-	-		-	-	-	-
Olimpia Promoção e Serviços S.A.	-	-	-	-		(1,015)	(167)	-	-
Banco Investcred Unibanco S.A.	-	-	-	-		-	-	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		(3,703)	(13,802)	-	-
Maxfácil Participações S.A	-	-	-	-		-	-	-	-
Fundação Itaubanco	-	-	-	-		1,274	1,098	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-		(7,449)	(9,563)	-	-
Fundação BEMGEPREV	-	-	-	-		(8,128)	(3,207)	-	-
UBB Prev Previdência Complementar	-	-	-	-		(24,219)	(19,194)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-		(85,031)	(81,123)	-	-
Other	-	-	-	-		923	(868)	-	-
Banking service fees (expenses)	-	-	(1,649)	(2,277)		-	-	28,248	27,688
Itaú Corretora de Valores S. A.	-	-	(1,649)	(2,277)		-	-	-	-
Fundação Itaubanco	-	-	-	-		-	-	11,948	10,233
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	2,442	2,337
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-		-	-	916	-
Itaúsa Investimentos S.A.	-	-	-	-		-	-	573	333
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	-	485	840
FAI Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento	-	-	-	-		-	-	202	436
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	-	-	-	-		-	-	2	-
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	-	(6,084)	810
Porto Seguro S.A.	-	-	-	-		-	-	15,454	10,569
Other	-	-	-	-		-	-	1,578	1,468
Rent revenues (expenses)	-	-	(106)	(113)		-	-	(18,623)	(18,601)
Itaúsa Investimentos S.A.	-	-	(8)	(8)		-	-	-	(697)
Itaú Seguros S.A.	-	-	(75)	(80)		-	-	-	-
Fundação Itaubanco	-	-	-	-		-	-	(13,504)	(12,831)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	(4,447)	(4,251)
Other	-	-	(23)	(25)		-	-	(672)	(822)
Donation expenses	-	-	-	-		-	-	(35,700)	(27,190)
Instituto Itaú Cultural	-	-	-	-		-	-	(34,900)	(27,000)
Fundação Itaú Social	-	-	-	-		-	-	-	(190)
Associação Clube "A"	-	-	-	-		-	-	(800)	-
Data processing expenses	-	-	(14)	(28)		-	-	(140,764)	(147,279)
Itautec S.A.	-	-	(14)	(28)		-	-	(140,764)	(147,279)
Non-Operating Income	-	-	-	-		-	-	-	48,088
Itaúsa Investimentos S.A.	-	-	-	-		-	-	-	48,088

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for Apportionment of Common Costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ 4,691 (R$ 4,602 from 01/01 to 06/30/2011) in view of the use of common structure.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	170

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a)	any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;
b)	any entity controlled by the Institution; or
c)	any entity of which the bank directly or indirectly holds at least 10% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

Itaú Unibanco Holding made regular donations to Fundação Itaú Social, a philanthropic foundation which objectives are: to create "Programa Itaú Social", aimed at coordinating activities that are of the community’s interest, support and develop social, scientific and cultural projects, mainly in the elementary education and health areas; support projects or initiatives in progress, maintained or sponsored by entities qualifying to work, according to "Programa Itaú Social". In addition, Itaú Unibanco is the founding partner and sponsor of Instituto Itaú Cultural - IIC, an entity which objective is to promote and preserve the Brazilian cultural heritage.

b)	Compensation of Management Key Personnel

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	6/30/2012	6/30/2011
Compensation	143,370	157,134
Board of Directors	3,354	2,899
Management members	140,016	154,235
Profit sharing	79,701	106,524
Board of Directors	1,500	1,000
Management members	78,201	105,524
Contributions to pension plans	5,639	3,618
Board of Directors	2	82
Management members	5,637	3,536
Stock option plan – Management members	79,116	69,340
Total	307,826	336,616

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 16f IV and 19, respectively.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	171

NOTE 18 - MARKET VALUE

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (1)
	BOOK VALUE		MARKET		Results		Stockholders’ equity
	6/30/2012	6/30/2011	6/30/2012	6/30/2011	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Interbank deposits	24,881,221	15,279,798	24,928,325	15,284,062	47,104	4,264	47,104	4,264
Securities and derivative financial instruments	214,369,241	180,732,945	215,329,763	181,298,638	2,487,409	949,619	960,522	565,693
Adjustment of available-for-sale securities					1,516,590	372,711	-	-
Adjustment of held-to-maturity securities					970,819	576,908	960,522	565,693
Loan, lease and other credit operations	329,732,517	293,189,034	331,583,644	293,297,580	1,851,127	108,546	1,851,127	108,546
Investments (2)
BM&FBovespa	24,755	58,107	190,385	465,066	165,630	406,959	165,630	406,959
BPI (3)	-	429,864	-	429,864	-	-	-	-
Cetip S.A.	291	30,333	11,668	362,470	11,377	332,137	11,377	332,137
Porto Seguro Itaú Unibanco Participações S.A. (4)	1,213,400	1,121,598	1,715,205	2,388,509	501,805	1,266,911	501,805	1,266,911
Serasa	271,951	266,181	1,496,301	1,069,625	1,224,350	803,444	1,224,350	803,444
Parent company	179,910	176,093	1,404,260	979,537	1,224,350	803,444	1,224,350	803,444
Minority stockholders (5)	92,041	90,088	92,041	90,088	-	-	-	-
Fundings and borrowings (6)	205,738,523	175,409,408	205,924,560	175,498,515	(186,037)	(89,107)	(186,037)	(89,107)
Subordinated debt (Note 10f)	43,746,410	37,826,792	44,053,353	38,025,424	(306,943)	(198,632)	(306,943)	(198,632)
Treasury shares	1,544,877	1,048,000	1,507,772	1,321,923	-	-	(37,105)	273,923
Total unrealized					5,795,822	3,584,141	4,231,830	3,474,138

(1) This does not consider the corresponding tax effects.

(2) Starting December 2011, Redecard is no longer disclosed since it is an investment in subsidiary.

(3) Unrealized result, considers adjustments to market value of available-for-sale securities.

(4) Parent company of Porto Seguro S.A.

(5) The investment held by minority stockholders does not affect the result of ITAÚ UNIBANCO HOLDING.

(6) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	172

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturity over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in companies BPI, BM&FBOVESPA, CETIP and Porto Seguro at the share value in stock exchanges and Serasa S.A. based on the historical average of Price/Income ratio of its parent company.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	173

NOTE 19 – BENEFITS TO EMPLOYEES

Pursuant to CVM Resolution No. 600, dated October 7, 2009, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted:

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit and variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation.

Employees hired until July 31, 2002, who come from Itaú, and until February 27, 2009, who come from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a defined contribution plan (PGBL), managed by Itaú Vida e Previdência S.A.

a) Description of the Plans

The plans’ assets are invested in separate funds, with the exclusive purpose of providing benefits to eligible employees, and they are maintained independently from ITAÚ UNIBANCO HOLDING. These funds are maintained by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2) Itaubanco Plan (3)
Itaubank Retirement Plan (3)
Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)
Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)
Caixa de Previdência dos Funcionários do Banco Beg - Prebeg	Prebeg Benefit Plan (1)
Itaú Fundo Multipatrocinado	Itaú Defined Benefit Plan (1)
Itaú Defined Contribution Plan (2)
Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2) Redecard Supplementary Plan (3)
UBB-PREV - Previdência Complementar	Unibanco Pension Plan (3)
Basic Plan (1)
IJMS Plan (1)
Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	174

b) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	2012	2011
Discount rate	9.72% p.a.	9.72% p.a.
Expected return rate on assets	11.32 % p.a.	12.32% p.a.
Mortality table (1)	AT-2000	AT-2000
Turnover (2)	Itaú Exp. 2008/2010	Itaú Exp. 2003/2004
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (3)	Projected Unit Credit	Projected Unit Credit

(1) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables;

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(2) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4% p.a. based on the 2008/2010 experience;

(3) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

The basic difference between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities that manage them, is the actuarial method. For this purpose, the Bank adopts the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II –Management of defined benefit plan assets

The purpose of the management of the funds from the closed-end private pension entities is the long-term balance between social security assets and liabilities by exceeding the actuarial goals.

As regards the assets guaranteeing mathematical reserves, management should ensure the payment capacity of benefits in the long-term by preventing the risk of mismatching assets and liabilities by pension plan.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	175

At June 30, 2012 the allocation of plan assets and the allocation target for 2012, by type of asset, are as follows:

Types	At 06/30/2012	At 06/30/2011	% Allocation
			6/30/2012	6/30/2011	2012 Target
Fixed income securities	11,217,192	10,201,466	91.76%	87.62%	53% a 100%
Variable income securities	628,634	1,050,561	5.14%	9.02%	0% a 25%
Structured investments	14,561	13,695	0.12%	0.12%	0% a 10%
Foreign investments	-	3,961	0.00%	0.03%	0% a 3%
Real estate	341,158	349,281	2.79%	3.00%	0% a 6%
Loans to participants	23,267	24,477	0.19%	0.21%	0% a 5%
Total	12,224,812	11,643,441	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 474,131 (R$ 478,186 at 06/30/2011), and real estate rented to Group companies, with a fair value of R$ 293,126 (R$ 299,073 at 06/30/2011).

The expected income from defined benefit plan assets is based on projections of returns for each of the segments detailed above. For the fixed-income segment, the adopted interest rates were taken from long-term securities included in the portfolios, and the interest rates practiced in the market at the closing of the balance sheet. For the variable-income segment, conservative expectations of annual returns were adopted. For the real estate segment, the cash inflows of expected rental payments for the following 12 months were adopted. For all segments, the basis adopted was the portfolio positions at the balance sheet date.

III- Net amount recognized in the balance sheet

We present below the calculation of the net amount recognized in the balance sheet:

	6/30/2012	6/30/2011
1 - Net assets of the plans	12,224,812	11,643,441
2 - Actuarial liabilities	(10,612,531)	(10,106,711)
3- Surplus (1-2)	1,612,281	1,536,730
4- Asset restriction (*)	(1,354,081)	(1,215,740)
5 - Net amount recognized in the balance sheet (3-4)	258,200	320,990
Amount recognized in Assets	449,954	443,570
Amount recognized in Liabilities	(191,754)	(122,580)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 58 of CVM Resolution No. 600.

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated to 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 06/30/2012 were recognized in Results under “Personnel expenses”.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	176

IV - Change in net assets, actuarial liabilities, and surplus

	6/30/2012			6/30/2011
	Net assets	Actuarial liabilities	Surplus	Net assets	Actuarial liabilities	Surplus
Present value – beginning of the period	11,772,927	(10,413,448)	1,359,479	11,167,828	(9,815,180)	1,352,648
Inclusion of Redecard Plan			-	60,817	(55,897)	4,920
Expected return on assets (2)	651,243		651,243	673,037	-	673,037
Cost of current service	-	(42,214)	(42,214)	-	(47,152)	(47,152)
Cost of interest	-	(492,478)	(492,478)	-	(467,086)	(467,086)
Benefits paid	(335,608)	335,608	-	(280,220)	280,220	-
Contributions of sponsor	20,551		20,551	15,869	-	15,869
Contributions of participants	6,814		6,814	4,507	-	4,507
Actuarial gain/(loss) (1) (2)	108,885		108,885	1,603	(1,616)	(13)
Present value – end of the period	12,224,812	(10,612,531)	1,612,281	11,643,441	(10,106,711)	1,536,730

(1) Gains/losses recorded in Net Assets correspond to the income earned above/below the expected return rate of assets.

(2) The actual return on assets amounted to R$ 760,128 (R$ 674,640 at 06/30/2011)

The history of actuarial gains and losses is as follows:

	6/30/2012	6/30/2011
Net assets of the plans	12,224,812	11,643,441
Actuarial liabilities	(10,612,531)	(10,106,711)
Surplus	1,612,281	1,536,730
Experience adjustments in net assets	108,885	1,603
Experience adjustments in actuarial liabilities	-	(1,616)

V- Total revenue (expenses) recognized in income for the period

Total expenses recognized in defined benefit plans include components, as follows:

	6/30/2012	6/30/2011
Cost of current service	(42,214)	(47,152)
Cost of interest	(492,478)	(467,086)
Expected return on the plan assets	651,243	673,037
Effect on asset restriction	(91,471)	(107,062)
Gain/loss for the period	108,885	(13)
Contributions of participants	6,814	4,507
Total revenue (expenses) recognized in income for the period	140,780	56,231

During the period, contributions made totaled R$ 20,551 (R$ 15,869 at June 30, 2011). The contribution rate increases based on the beneficiary’s salary.

In 2012, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING is R$ 38,870.

We present below the estimated benefit payments for the next 10 years:

Period	Estimated payment
2012	645,780
2013	673,231
2014	697,244
2015	721,382
2016	746,311
2017 to 2021	4,118,739

c)	Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

At June 30, 2012 the amount recognized in assets is R$ 1,475,256 (R$ 1,176,445 at 06/30/2011).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	177

Total revenue recognized in defined contribution plans includes the following components:

	6/30/2012	6/30/2011
Contributions	(74,671)	(73,601)
Actuarial gain/(loss)	107,269	(1,380)
Effect on asset restriction	(528)	82,259
Total revenue recognized in income for the period	32,070	7,278

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated until 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 06/30/2012 were recognized in Results under “Personnel expenses”.

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 96,864 (R$ 93,022 at 06/30/2011), of which R$ 74,671 (R$ 73,601 at 06/30/2011) arises from pension funds.

d)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by Itaú Unibanco Holding, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries.

I-	Changes

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of Itaú Unibanco Holding are as follows:

	6/30/2012	6/30/2011
At the beginning of the period	(120,154)	(105,335)
Cost of interest	(5,689)	(4,984)
Benefits paid	2,702	2,894
At the end of the period	(123,141)	(107,425)

In conformity with the exemption set forth in CVM Resolution No. 647, gains and losses accumulated until 01/01/2010 were recognized in Stockholders’ equity, net of tax effects and, taking into account the subsidiary company’s adjustments. The actuarial gains and losses for the period from 01/01 to 06/30/2012 were recognized in Results under “Personnel expenses”.

We present below the estimated benefit payments for the next 10 years:

Period	Estimated payment
2012	6,366
2013	6,852
2014	7,362
2015	7,854
2016	8,363
2017 to 2021	50,248

II-	Assumptions and sensitivities 1%

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19b l), the 8.16% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of one percentage point in the medical assistance cost rates would have the effects as follows:

	1.0% increase	1.0% decrease
Effects on service cost and cost of interest	1,609	(1,321)
Effects on present value of obligation	16,559	(13,563)

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	178

NOTE 20 – INFORMATION ON FOREIGN SUBSIDIARIES

	Foreign branches (1)		Latin America Consolidated (2)		Itaú Europa Consolidated (3)		Cayman Consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	6/30/2012	6/30/2011	6/30/2012	6/30/2011	6/30/2012	6/30/2011	6/30/2012	6/30/2011	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Assets
Current assets and long-term receivables
Cash and cash equivalents	2,587,434	1,674,585	2,659,289	1,437,194	329,114	1,238,075	1,110,272	1,881,379	869,412	1,054,024	5,960,362	4,490,368
Interbank investments	14,500,152	11,615,897	1,472,125	1,032,141	2,990,397	609,264	6,945,425	5,019,371	967,086	331,543	14,220,606	11,888,204
Securities	47,274,304	32,927,582	4,324,376	2,431,851	1,678,713	1,833,636	5,393,394	5,175,125	29,911	518	57,868,761	41,048,559
Loan, lease and other credit operations	32,071,192	24,806,786	22,877,655	14,320,149	7,724,425	5,878,232	316,280	266,604	799	958	62,929,532	45,197,040
Foreign exchange portfolio	28,772,844	21,774,115	454,267	301,073	2,955,473	1,652,684	305,096	716,470	-	-	32,280,039	24,038,963
Other assets	2,874,809	1,449,128	2,968,756	1,672,545	311,120	356,339	1,005,962	2,009,086	139,139	151,353	7,158,237	5,593,741
Permanent assets	-	-		-	-	-	-	-	-	-	-	-
Investments	23,688	25,614	5,125	3,946	4,107	214,101	51,061	37,301	5,440	226,341	38,362	468,548
BPI (Note 15a II)	-	-	-	-	-	210,633	-	-	-	219,231	-	429,864
Other investments	23,688	25,614	5,125	3,946	4,107	3,468	51,061	37,301	5,440	7,110	38,362	38,684
Fixed and intangible assets	28,169	15,018	528,076	357,023	183,892	162,134	1,648	2,318	17,233	12,055	759,019	548,548
Total	128,132,592	94,288,725	35,289,669	21,555,922	16,177,241	11,944,465	15,129,138	15,107,654	2,029,020	1,776,792	181,214,918	133,273,971

LIABILITIES
Current and long-term liabilities
Deposits	47,573,545	30,374,901	24,457,229	14,254,175	6,127,817	4,546,587	5,194,388	1,793,132	-	28,527	71,295,247	42,750,127
Demand deposits	9,099,794	4,745,219	6,483,815	4,203,629	3,332,815	2,131,430	333,448	846,523	-	-	17,649,361	9,092,468
Savings deposits	-	-	3,461,638	2,403,906	-	-	-	-	-	-	3,461,638	2,403,906
Interbank deposits	8,873,219	8,895	145,312	89,772	823,465	1,492,981	-	-	-	28,527	9,361,366	1,214,166
Time deposits	29,600,532	25,620,787	14,366,464	7,556,868	1,971,537	922,176	4,860,940	946,609	-	-	40,822,882	30,039,587
Deposits received under securities repurchase agreements	8,657,246	5,913,154	206,734	322,795	-	-	1,350,994	1,927,262	-	-	7,920,571	6,865,570
Funds from acceptance and issuance of securities	3,636,952	4,951,718	1,688,786	1,005,227	4,070,890	2,993,602	2,856,386	2,723,132	-	-	12,217,037	11,673,671
Borrowings	16,326,738	11,856,699	2,160,905	1,237,384	589,782	636,575	20,371	51,873	-	-	19,097,797	13,783,520
Derivative financial instruments	1,911,147	2,394,514	252,591	120,854	600,499	375,001	825,888	1,141,482	-	-	2,896,008	2,711,731
Foreign exchange portfolio	28,801,219	21,699,682	456,063	295,486	2,956,494	1,654,456	299,161	704,046	-	-	32,305,296	23,948,292
Other liabilities	12,287,008	7,115,825	2,266,683	1,732,622	400,244	388,433	1,888,004	275,033	101,489	98,253	16,741,084	9,518,413
Deferred income	53,447	41,665	7,448	5,639	18,669	21,274	33	140	1,220	1,859	80,817	70,577
Minority interest in subsidiaries	-	-	9,259	32,422	68	60	798,525	616,229	3	4	798,815	616,539
Stockholders’ equity
Capital and reserves	8,104,647	9,009,392	3,507,820	2,403,374	1,600,297	1,392,507	1,944,823	5,949,038	2,131,267	1,698,969	17,247,797	20,446,736
Net income for the period	780,643	931,175	276,151	145,944	(187,519)	(64,030)	(49,435)	(73,713)	(204,959)	(50,820)	614,449	888,795
Total	128,132,592	94,288,725	35,289,669	21,555,922	16,177,241	11,944,465	15,129,138	15,107,654	2,029,020	1,776,792	181,214,918	133,273,971
Statement of Income
Income from financial operations	1,812,307	1,538,317	1,249,993	745,983	131,607	218,574	130,797	60,135	5,031	35,178	3,209,455	2,563,632
Expenses of financial operations	(799,371)	(673,932)	(496,926)	(271,141)	(68,806)	(173,774)	(110,360)	(120,456)	(226)	(427)	(1,365,429)	(1,189,571)
Result of loan losses	(186,159)	55,217	(62,836)	(52,323)	1,241	(1,420)	-	-	(40)	(7)	(247,793)	1,467
Gross income from financial operations	826,777	919,602	690,231	422,519	64,042	43,380	20,437	(60,321)	4,765	34,744	1,596,233	1,375,528
Other operating revenues (expenses)	(45,983)	11,662	(345,965)	(231,885)	(94,786)	(86,612)	(69,872)	(12,506)	(42,231)	(69,448)	(588,708)	(404,630)
Operating income	780,794	931,264	344,266	190,634	(30,744)	(43,232)	(49,435)	(72,827)	(37,466)	(34,704)	1,007,525	970,898
Non-operating income	(48)	(12)	1,363	(681)	(147,976)	-	-	159	(153,430)	524	(300,763)	(739)
Income before taxes on income and profit sharing	780,746	931,252	345,629	189,953	(178,720)	(43,232)	(49,435)	(72,668)	(190,896)	(34,180)	706,762	970,159
Income tax	(103)	(77)	(69,229)	(42,787)	(8,412)	(18,516)	-	-	(14,063)	(16,642)	(91,808)	(78,022)
Statutory participation in income	-	-	(99)	-	(389)	(2,280)	-	(1,045)	-	-	(488)	(3,325)
Minority interest in subsidiaries	-	-	(150)	(1,222)	2	(2)	-	-	-	2	(17)	(17)
Net income (loss)	780,643	931,175	276,151	145,944	(187,519)	(64,030)	(49,435)	(73,713)	(204,959)	(50,820)	614,449	888,795

(1)	Itaú Unibanco S.A. - Grand Cayman, New York and Tokyo, ITAÚ UNIBANCO HOLDING S.A. - Grand Cayman Branch, Banco Itaú-BBA S.A. - Nassau Banch, only 6/30/2011, Banco Itaú BBA S.A Sucursal Uruguai, Unibanco Grand Cayman Branch and Itaú Unibanco S.A. - Nassau Branch.

(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Sociedad de Bolsa S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú Chile Corredor de Bolsa Ltda., Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Itaú Chile Securitizadora S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay, Tarjetas Unisoluciones S. A. de Capital Variable y Proserv - Promociones Y Servicios S.A. de C. V .; only at 6/30/2012, MCC Asesorias Limitada (50%), MCC Securites INC. (50%), Itaú BBA SAS and MCC Corredora de Bolsa (50,0489%).

(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS, S.A., Banco Itau BBA International, S.A , Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., BIE Cayman, Ltd., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd., Itaú Europa Securities Inc., Federal Director International Services, S.A., Bay State Corporation Limited and Banco Itau Suisse S.A; only at 6/30/2011, Itaú Madeira Investimentos SGPS Ltda., Kennedy Director International Services S.A., Cape Ann Corporation Limited., BIE Directors Ltd and BIE Nominees Lda; only at 6/30/2012, Itaú BBA International Limited.

(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investiment LLC, Unibanco Cayman Bank Ltd., Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Unipart Partic. Internac. Ltd., Rosefield Finance Ltd. (50%) and UBT Finance S.A.; only at 6/30/2011, Unibanco Securities Inc. and Itau USA Asset Management.

(5)	Afinco Americas Madeira, SGPS, Soc. Unipessoal Ltda., Zux Cayman Company Ltd., Topaz Holding Ltd., United Corporate Services Inc (new company name of Itaú USA Inc), Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itau Global Asset Management, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., Líbero Trading International Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc., Itaú Middle East Limited, Unipart B2B Investments, S.L., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd. and Itaú (Beijing) Investment Consultancy Limited; only at 6/30/2012: Itaú UK Asset Management Limited and Itaú Asia Asset Management Limited.

(6)	Foreign consolidated information presents balances net of eliminations from consolidation.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	179

NOTE 21 – RISK MANAGEMENT

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with possibility of impact on income, capital and liquidity of the bank.

Risk management is considered by ITAÚ UNIBANCO HOLDING an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING, Risk Management is the process in which:

•	The existing and potential risks from the bank operations are identified and measured;
•	Policies, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and the bank’s strategies are approved;
•	The bank’s risk portfolio is managed considering the best risk-return ratio;

Risk management processes are spread throughout the whole institution, with full involvement of the Board of Directors and Executives that, through Committees of the Board of Directors and Senior Commissions, define the global objectives that are measured as goals and limits to the risk management units. Control units, in turn, support the bank’s management by monitoring and analyzing risk.

ITAÚ UNIBANCO HOLDING’s risk management organizational structure is in accordance with the Basel Accord’s recommendations. The control structure of Market, Credit, Liquidity, Operational and Underwriting risks is centralized at ITAÚ UNIBANCO HOLDING aiming at assuring that the conglomerate risks are being managed in accordance with established policies and procedures. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of conglomerate’s risk exposure, so as to optimize and speed up corporate decision-making.

The purpose of that structure is to follow up the regulatory requirements issued by the conglomerate’s lead institution. ITAÚ UNIBANCO HOLDING manages proprietary IT systems to fully meet the applicable rules on capital reserve in connection with the capital portions, pursuant to determinations and models issued by the Central Bank (BACEN). It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement.

In compliance with Resolution No. 3,988 of June 30, 2011 of the National Monetary Council (CMN), ITAÚ UNIBANCO HOLDING is defining and implementing its capital management structure. In January 2012 the Board of Directors has recently approved the appointment of an officer in charge and definition of the required structure to meet the resolution requirements, applicable to the whole financial group and the other companies included in the economic-financial conglomerate. The institutional policy has also been recently approved by the Board of Directors, and processes, procedures and systems required for the effective implementation of the capital management structure have been established.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance/Risk Management – Circular 3.477.

I – Market Risk

Market risk is the possibility of incurring losses arising from the variations in the market values of positions held by a financial institution, including the risks of transactions subject to the variations in foreign exchange and interest rates, and equities and commodity prices.

The market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values, aiming at optimizing the risk-return ratio, by using an appropriate structure of Adequate management limits, models and tools.

The scope of the market risk control carried out by ITAÚ UNIBANCO HOLDING is extended to all the financial instruments included in the portfolios of companies under its responsibility. In this sense, the ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464 of June 26, 2007, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the institution’s strategy towards control and management of market risk of all business units and legal entities of the ITAÚ UNIBANCO HOLDING.

The document that details the guidelines set out by this internal policy on market risk control can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	180

The control of market risk is carried out by an area independent from the business ones, and is responsible for carrying out daily measurement, assessment and report activities by way of control units set in the legal entities of ITAÚ UNIBANCO HOLDING. The executive area also performs the monitoring, assessment and consolidated reporting of market risk information, including possible extrapolation of risk limits, reporting the event to the business unit in charge and monitoring the actions required to adjust the position and/or risk level. For this purpose, the ITAÚ UNIBANCO HOLDING relies on a structured communication and information process, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and abroad.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The process for managing market risks of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, and that covers from the monitoring of aggregate indicators of risk to granular limits, assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, the level of equity and the profile of risk of each legal entity, which are defined in terms of risk measures used by management. Limits are monitored daily and excesses are reported and discussed in the corresponding committees.

The structure of limits is designed and approved by the Superior Risk Committee (CSRisc), after discussions and deliberations by the Superior Institutional Treasury Committee (CSTI) about metrics and market risk limits.

The market risk analyses are conducted based on the following metrics:

•	Value at Risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a defining holding period and confidence level;
•	Losses in Stress Scenarios: simulation technique to assess the behavior of assets and liabilities of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios);
•	Stop Loss: effective losses added to the maximum potential loss in bullish and bearish scenarios;
•	Earnings at Risk (EaR): Measure that quantifies the P&L impact of a given portfolio, considering regular market conditions, time horizon related to the longest transaction in the banking portfolio and a predetermined confidence interval.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. Among them, the following is included:

•	Mismatching (gap) analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;
•	Sensitivity (DV1- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates. Applied to risk factors;
•	Sensitivity to Several Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time;
•	Stop Loss: maximum loss that a certain portfolio classified in the trading portfolio is authorized to reach.

The consolidated ITAÚ UNIBANCO HOLDING S.A., maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital.

In June/2012, Itaú Unibanco recorded a Total Global VaR of R$ 402 million (R$ 143 million in March 2012).

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	181

II – Credit Risk

Credit risk is the possibility of incurring losses in connection with the breach by the borrower or counterparty of the respective agreed-upon financial obligations, devaluation of loan agreement due to downgrading of the borrower’s risk rating, reduction in gains or compensation, advantages given upon renegotiation and recovery costs.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure for and policy on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control can be read on the websitewww.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

The objective of ITAÚ UNIBANCO HOLDING’s credit risk management aims at creating value to stockholders, managing the risk-adjusted return and maintaining the quality of credit portfolio in levels adequate to each market segment in which it operates.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease. ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions and optimization of business opportunities.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING considers all aspects that determine the client’s credit risk to define the provision level commensurate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account.

ITAÚ UNIBANCO HOLDING recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery of transactions.

III – Operational Risk

The operational risk is the possibility of incurring losses arising from failure, deficiency or inadequacy of internal processes, personnel and systems, or external events. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by the institution. That definition does not include the strategic risk and reputation risk.

The increasing sophistication of banking business environment and the development of technology make the risk profiles of organizations more complex, clearly outlining this risk class, which management is not a new practice, but now requires a specific structure, different from those traditionally adopted for credit and market risks. Therefore, operational risk management becomes important since it assures the identification, assessment/measurement, response, monitoring and reporting of the exposure to the organization's operational risk.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	182

ITAÚ UNIBANCO HOLDING formulated a policy on operational risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad. The policy comprises a set of principles, procedures and tools to enable the company to make permanent adjustments to operational risk management, in view of the nature and complexity of products, services, activities, processes and systems.

The structure formalized in this policy establishes procedures for the identification, assessment, mitigation, monitoring, and communications related to operational risks, as well as the roles and responsibilities of the bodies that participate in this structure. A summarized version of such policy is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational Risk.

On April 30, 2008, BACEN published Circular No. 3.383 and Circular Letters Nos. 3,315 and No. 3,316, which establish the criteria for calculation of PRE related to the operational risk (POPR), addressed by Resolution No. 3,490. Therefore, since July 1, 2008, ITAÚ UNIBANCO HOLDING has allocated capital to Operational Risk using the Alternative Standardized Approach.

IV – Liquidity Risk

Liquidity risk is the occurrence of imbalances between tradable assets and falling due liabilities - mismatching between payments and receipts - which may affect the institution’s payment capacity, taking into consideration the different currencies and payment terms and their rights and obligations.

Management of liquidity risk seeks to adopt best practices to guarantee liquidity sufficient to support possible outflows in market stress situations, as well as the compatibility between funding, and terms and liquidity of assets.

ITAÚ UNIBANCO HOLDING has a structure dedicated to monitoring, controlling and analyzing liquidity risk, through models of variables projections that affect cash flows and the level of reserves in local and foreign currencies.

Additionally, the institution establishes guidelines and limits whose compliance is periodically analyzed in technical committees and whose purpose is providing safety margin in addition to the minimum projected needs. Liquidity management policies and associated limits are established based on prospective scenarios that are regularly reviewed and on top management definitions.

V - Underwriting Risk

Underwriting risk is the possibility of incurring losses arising from insurance, pension plan and capitalization operations that are contrary to the organization’s expectations and that are directly or indirectly associated with the technical and actuarial bases used to calculate premiums, contributions and technical reserves, arising from insurance, pension plan and capitalization operations.

With the purpose of standardizing risk practices and control in the whole group, the risk control area establishes corporate policies approved in different levels of ITAÚ UNIBANCO HOLDING to conduct the institutional guidelines on the topics related to underwriting risks.

To create and amend underwriting risk policies, there is governance that assures the approval of risks inherent in products, processes or business proposals. Decisions are made in different approval levels, in accordance with the risk level, and they may come to specific committees of underwriting risks or Superior Risk Committee of the group, in compliance with the limits of approval levels.

The risk control governance also establishes limits for borderline risks between underwriting and credit in line with Resolution No. 228 of December 6, 2010 of the National Council of Private Insurance (CNSP). An internal policy defines the quality of credit risk of reinsurers and the concentration limits, in compliance with CNSP Resolution No. 168 of December 17, 2007, following the same credit governance of the group.

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	183

NOTE 22 – ADDITIONAL INFORMATION

a)	Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – the balances in Reais linked to the foreign currency were:

	6/30/2012	6/30/2011
Permanent foreign investments	17,862,246	21,335,531
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(29,111,031)	(37,178,584)
Net foreign exchange position	(11,248,785)	(15,843,053)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	6/30/2012	6/30/2011	6/30/2012	6/30/2011	6/30/2012	6/30/2011
Investment funds	335,160,828	289,075,135	335,160,828	289,075,135	3,385	3,127
Fixed income	305,169,183	258,081,200	305,169,183	258,081,200	2,546	2,262
Shares	29,991,645	30,993,935	29,991,645	30,993,935	839	865
Managed portfolios	158,049,118	156,299,714	87,462,418	90,316,782	15,331	15,143
Customers	96,772,168	89,793,979	79,445,859	74,618,429	15,265	15,075
Itaú Group	61,276,950	66,505,735	8,016,559	15,698,353	66	68
TOTAL	493,209,946	445,374,849	422,623,246	379,391,917	18,716	18,270

(*)	It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Funds of consortia

	6/30/2012	6/30/2011
Monthly estimate of installments receivable from participants	78,579	62,454
Group liabilities by installments	5,862,983	4,469,451
Participants – assets to be delivered	5,439,149	4,186,454
Funds available for participants	596,934	408,814
(In units)
Number of managed groups	790	717
Number of current participants	240,364	190,721
Number of assets to be delivered to participants	138,900	120,906

Itaú Unibanco Holding S.A. – Complete Financial Statements – June 30, 2012	184

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program); and 3) providing food and other similar benefits to the employees of ITAÚ UNIBANCO HOLDING and other companies of the group.

During the period from January 1 to June 30, 2012 the consolidated companies made no donations (R$ 190 at June 30, 2011) and the Foundation’s social net assets totaled R$ 2,702,467 (R$ 2,666,259 at June 30, 2011). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 34,900 (R$ 27,000 from January 1 to June 30, 2011).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h) Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to June 30, 2012, the consolidated companies made donations to Clube “A” in the amount of R$ 800.

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – Holding and Holding Consolidated

	01/01 to 06/30/2012	01/01 to 06/30/2011
Program for Settlement or Installment Payment of Federal - Law No. 11,941/09 (Notes 12b and 14)	-	508,993
Provision for contingencies – economic plans (Note 12)	(93,387)	(175,314)
Market value based on the share price – BPI (Note 15a II)	(305,447)	(155,860)
Total	(398,834)	177,819

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l)	Reclassifications for comparison purposes – The Company carried out reclassifications in the balances of June 30, 2011,for financial statements comparison purposes, in view of the regrouping of the following headings: In the Balance Sheet, the reclassification of Technical Provision for Insurance, Pension Plan and Capitalization to Other Assets and the reclassification related to Investment Funds from Minority Interest in Subsidiaries to Other Liabilities – Sundry. In Statement of Income, the reclassification of Provision for Tax and Social Security from Other Operating Expenses to Other Operating Revenues, the reclassification of the Reward Program from Other Operating Expenses to Banking Service Fees, in compliance with CVM Resolution No. 597, of September 15, 2009 and the reclassification of Income from Credit Cards and Securities Brokerage from Banking Service Fees to Income from Bank Charges and the reclassification from Minority Interest in Subsidiaries to Expenses of Financial Operations.

	Prior disclosure	Reclassification/ deconsolidation	Adjusted balances
CURRENT ASSETS AND LONG-TERM RECEIVABLES	781,553,289	1,178,871	782,732,160
OTHER ASSETS	3,511,970	1,178,871	4,690,841
Prepaid expenses	2,930,663	1,178,871	4,109,534
TOTAL ASSETS	792,500,390	1,178,871	793,679,261
CURRENT AND LONG-TERM LIABILITIES	722,279,573	1,726,421	724,005,994
TECHNICAL PROVISION FOR INSURANCE, PENSION PLAN AND CAPITALIZATION	65,524,090	1,178,871	66,702,961
OTHER LIABILITIES	149,327,552	547,550	149,875,102
Sundry	19,693,455	547,550	20,241,005
MINORITY INTEREST IN SUBSIDIARIES	3,309,307	(547,550)	2,761,757
TOTAL LIABILITIES	792,500,390	1,178,871	793,679,261
EXPENSES OF FINANCIAL OPERATIONS	(21,494,173)	(27,689)	(21,521,862)
Money market	(18,623,205)	(27,689)	(18,650,894)
INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	24,315,768	(27,689)	24,288,079
GROSS INCOME FROM FINANCIAL OPERATIONS	17,428,203	(27,689)	17,400,514
OTHER OPERATING REVENUES (EXPENSES)	(7,386,471)	-	(7,386,471)
Banking service fees	7,528,702	(867,123)	6,661,579
Credit cards	3,495,937	(617,971)	2,877,966
Other	958,797	(249,152)	709,645
Income from bank charges	1,610,994	867,123	2,478,117
OPERATING INCOME	10,041,732	(27,689)	10,014,043
INCOME BEFORE TAXES ON INCOME AND PROFIT SHARING	10,169,224	(27,689)	10,141,535
MINORITY INTEREST IN SUBSIDIARIES	(388,261)	27,689	(360,572)
NET INCOME	7,132,508	-	7,132,508

m)	Subsequent event

On July 9, 2012, ITAÚ UNIBANCO HOLDING entered into the Association Agreement with Banco BMG S.A. (“BMG”), aiming at the offering, distribution and commercialization of payroll advance loans.

This Association will be structured as a new business of Itaú Unibanco and BMG through a new financial institution to be named Banco Itaú BMG Consignado S.A., in which Itaú Unibanco will hold the control, through a seventy per cent (70%) interest in the total voting capital, and BMG will hold the remaining thirty per cent (30%). The institution initial capital will be one (R$ 1) billion, to be subscribed by shareholders in the aforementioned proportion. The completion of the transaction depends on the approval of BACEN.

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Independent Auditor’s Report

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying financial statements of Itaú Unibanco Holding S.A. (the “Bank”) standing alone, which comprise the balance sheet as at June 30, 2012 and the statements of income, changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at June 30, 2012 and the consolidated statements of income and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at June 30, 2012, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the six-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

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Other matters

Statement of value added

We also have audited the Bank’s and the consolidated statements of value added for the six-month period ended June 30, 2012, prepared under management responsibility, the presentation of which is required by the Brazilian corporate legislation for listed companies. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, July 23, 2012

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Paulo Sergio Miron

Contador CRC 1SP173647/O-5

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

According to its Charter (available on website www.itau-unibanco.com.br/ir), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent and the internal auditors, and for the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itaú Unibanco Holding S.A. and its subsidiary and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and the financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls and compliance.

PricewaterhouseCoopers Auditores Independentes is responsible for auditing the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate, in conformity with the accounting practices adopted in Brazil arising from the Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendência de Seguros Privados, as well as in conformity with the International Financial Reporting Standards (IFRS).

Internal Audit focuses on issues which present the highest risk potential, on the assessment of internal controls and risk management systems, on the evaluation of the quality of processes and on by remote monitoring of risks.

Committee Activities

The Committee met fifteen times in the period from February 2012 to July 2012, a total of 22 days. In addition, in a session on July 23th, the Committee analyzed the financial statements as of June 30, 2012 as well as examined and approved the Audit Committee Report and this Summary on the activities performed in the semester up to that baseline date.

Risk Management and Internal Controls

In 2012, during meetings with Officers responsible for Risk Control and Finance, the Committee examined the aspects related to risk management and control in the Conglomerate, with emphasis on credit, liquidity and market risks. Through meetings with the Officer in charge of the internal control and compliance, the Committee also monitored the implementation and application of the framework for operational risk management.

Based on the information brought to its attention, the Audit Committee considers to be positive the efforts that have been made to ensure the effectiveness of the existing internal controls and risk management systems.

The Committee has also been monitoring the efforts of Itaú Unibanco to converge to Basel II recommendations in relation to the development of the Company’s internal risk management models, which should result in better controls in the integrated management of the businesses.

It also considers that the approach that the Organization has adopted to prepare itself for the use of internal models as required by Basel II is firmly established and properly focused.

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Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures

The Audit Committee considers that the duties and responsibilities, as well as the procedures for assessing and monitoring legal risks are established and continue to be adopted in accordance with the corporate guidelines. Based on the information brought to its attention from the areas in charge, on the work carried out by the Internal Audit and on the reports prepared by the external auditors, the Audit Committee concludes that no deficiencies were identified in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of the Organization.

External Audit

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee’s members to form a well-based opinion as to the integrity of the financial accounting statements and of the financial reports.

The Committee assesses as fully satisfactory the amount and the quality of the information provided by PricewaterhouseCoopers, which supports its opinion on the integrity of the financial statements. The Committee did not identify situations that could affect the objectivity and independence of the external auditors.

Internal Audit

The Audit Committee approves the annual working plan of the Internal Audit and the revised version of this plan for the second half of the year and, on a quarterly basis, monitors its compliance, making itself aware of work performed that was not planned and providing an opinion on the cancellation of works envisaged in the plan.

The Committee evaluates positively the coverage and quality of the work performed by the internal auditors. The results presented monthly during the Committee’s meetings did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Consolidated Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published with the consolidated financial statements. It discussed this subject with PricewaterhouseCoopers and with Senior Management of the Conglomerate. An evaluation was also made of the relevant accounting practices used by the Itaú Unibanco Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with the generally accepted accounting principles applicable to institutions that have authorization to carry out operations from the Banco Central do Brasil or subject to regulation by the Superintendência de Seguros Privados.

During the semester, the aspects deemed significant for the preparation of the financial statements at December 31, 2011, filed with the Securities and Exchange Commission – SEC, were also analyzed. The Audit Committee states that Management has complied with the procedures established by the U.S. legislation for the financial statements prepared in conformity with the International Financial Reporting Standards.

Recommendations

Regular meetings were held with the Chairman of the Board of Directors and with the Chief Executive Officer of Itaú Unibanco. During those meetings, the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

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Conclusion

This Audit Committee, with due consideration to its responsibilities and to the natural limitations due to the scope of its activities, recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A., for the semester ended on June 30, 2012.

São Paulo, July 23th, 2012.

The Audit Committee

Gustavo Jorge Laboissière Loyola – President

Alkimar Ribeiro Moura

Eduardo Augusto de Almeida Guimarães

Guy Almeida Andrade – Financial Expert

Luiz Alberto Fiore

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ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., having examined the financial statements for the period from January to June 30, 2012, have verified the accuracy of all items examined and, in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, understand that they adequately reflect the company’s capital structure, financial position and the activities conducted during the period.

São Paulo, July 23, 2012.

IRAN SIQUEIRA LIMA

President

ALBERTO SOZIN FURUGUEM

Member

LUIZ ALBERTO DE CASTRO FALLEIROS

Member

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